Umpqua Holdings Corporation
2008 Annual Report

To our shareholders:

We are experiencing unprecedented change in the financial services industry and extreme stress in our national and world economies. However, despite this difficult environment, your company was profitable in 2008, was able to strengthen its capital position and prepare for the future. As we have said many times in letters and meetings with shareholders and customers, we are doing as much as we can to effectively manage our challenges and position your company to emerge from this period stronger than when we entered. Following are some of the major themes of 2008 and what we have planned for 2009.

Credit

2008 was dominated by our management of problem credits and an unprecedented addition to our loan loss provision. Our residential development portfolio was hit hard, especially in our Sacramento and Bend markets. Through the tireless efforts of our credit and lending professionals, in 2008 we reduced that portfolio from more than $674 million to $384 million. Our loans to builders and developers were underwritten properly. However, we did not predict the housing market would fall as far and as fast as it did which resulted in unsold homes, unsold lots and good borrowers who ran out of cash to support their loans. We continue to focus on sound underwriting and account management practices as the foundation for our future growth.

As mentioned in previous communications to you, Umpqua has never bought or originated subprime loans and we internally underwrite all of our mortgage loans. To assist our homeowners who have difficulty making their mortgage payments, last year we implemented a mortgage modification program which has been well accepted. At the end of 2008 we were servicing over 7,500 mortgage loans, and due to the underwriting skills of our mortgage professionals, we experienced only two foreclosures for the entire year. With our sound underwriting and loan administration, less than 2.4% of the residential mortgage portfolio was delinquent 30 days or more at year-end.

Capital/Dividends

Maintaining a strong capital position was a top priority in 2008 and it continues to be very important. In November 2008, we were one of the first community banks to receive an investment from the U.S. Treasury under the Capital Purchase Program ("CPP"). This investment boosted our total risk-based capital from an already "well-capitalized" position of 10.9% at the end of 2007 to 14.6%, where it stands today. The CPP, unlike some of the other TARP programs, was specifically designed to boost the capital levels of healthy banks, to restore stability and confidence to the financial system and to ensure the continued flow of credit to businesses and consumers. We are pleased to report that in 2008, our loan originations totaled $2 billion and loan activity continued to be strong in the fourth quarter, with $455 million in originations, despite a deteriorating economy, rising unemployment and falling consumer confidence.

To bring our dividend in line with our earnings, we reduced our common dividend to $0.05 per share in the fourth quarter of 2008. It goes without saying that we look forward to the day when we can increase our dividend in accordance with historical payout levels.

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09002397


UMPQUA
B·A·N·K

Stock Price

The price of our common stock is well below historical levels and increasing that price is important to all of us. It should be noted that our relative price performance for 2008 was significantly better than the overall market and industry indices. We finished 2008 at a price of $14.47 per share, which was a 5.7% decrease from December 31, 2007. By contrast, the S&P 500 was down 37.0% in 2008 and the Nasdaq bank index fell 23.9% over that same period. Your management team is focused on continuing to generate positive earnings and to grow earnings per share.

Growth

Making loans is critical to our growth and it is our responsibility under the Capital Purchase Program to enhance the flow of credit to our markets. We have announced a number of new loan programs, such as targeted lending for the wine industry, energy efficiency, municipalities and public agencies and new residential mortgage products. Make no mistake about it, Umpqua Bank is lending money in the markets we serve.

In January, we assumed the insured, non brokered deposits of the Bank of Clark County from the FDIC and in the process commenced operations at two new locations in Vancouver, Washington and welcomed many new customers and 41 new associates to the Umpqua family. The failure of a community bank in our region is an unfortunate sign of the times but we are pleased to be able to provide this assistance.

Compensation

There has been a firestorm of protest over the outrageous pay practices of some Wall Street institutions and investment firms, most of it well deserved. Unfortunately, all of us in the banking industry seem to be painted with the same brush. Management and your board of directors have worked hard over the past several years to craft an executive compensation program that incorporates many best practices and, first and foremost, aligns the interests of management with those of our shareholders. We do this with a mix of base salary, annual incentives tied to company and personal performance and long term incentives tied to increases in stock price and earnings per share growth compared with a peer group of companies.

"Pay for performance" applies to all executives at Umpqua whose incentive compensation is tied to company and personal performance. Unfortunately, for the second year in a row, the company failed to meet its earnings per share targets, accordingly no executives or managers received an incentive payout related to the company's financial performance.

Under our compensation plans, we don't allow "golden parachutes", and our plans provide for recoupment of incentives if they were paid based on earnings that are later restated.

Our Associates

For the third straight year, we were honored to rank in Fortune Magazine's "100 Best Companies to Work For". Our more than 1,700 associates are the backbone of our company and they are actively involved in our communities. We take community banking to heart and our associates logged almost 26,000 hours of community service in 2008 under our Connect volunteer program. We are very proud of the results our associates produce every day, and they give us confidence about our future.

New Initiatives for 2009

Looking back, 2008 was focused on defensive measures to manage problem credits and build capital. In 2009, we're positioning your company for growth as our nation hopefully begins to emerge from this recession. Already this year we have announced a new Asset Management division to take advantage of opportunities to build our non-interest income, and have hired new management at our retail brokerage subsidiary. Both moves provide immediate growth opportunities for the company.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2008

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to .

Commission File Number: 000-25597

UMPQUA HOLDINGS CORPORATION

(Exact name of Registrant as specified in its charter)

OREGON	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

ONE SW COLUMBIA STREET, SUITE 1200, PORTLAND, OREGON 97258
(Address of principal executive offices) (zip code)
(503) 727-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
NONE	

Securities registered pursuant to Section 12(g) of the Act: Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act. Check one:
Large Accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2008, based on the closing price on that date of $12.13 per share, and 60,087,850 shares outstanding was $497,581,588. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded because those persons may be deemed affiliates.

Indicate the number of shares outstanding for each of the issuer's classes of common stock, as of the latest practical date:

The number of shares of the Registrant's common stock (no par value) outstanding as of January 31, 2009 was 60,167,355.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2009 Annual Meeting of Shareholders of Umpqua Holdings Corporation are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

FORM 10-K CROSS REFERENCE INDEX

PART I

ITEM 1. BUSINESS.

This Annual Report on Form 10-K contains forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements that expressly or implicitly predict future results, performance or events. Statements other than statements of historical fact are forward-looking statements. You can find many of these statements by looking for words such as "anticipates," "expects," believes," "estimates" and "intends" and words or phrases of similar meaning. We make forward-looking statements regarding projected sources of funds, adequacy of our allowance for loan and lease losses and provision for loan and lease losses, and subsequent charge-offs. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Umpqua. Risks and uncertainties include those set forth in our filings with the SEC, Item 1A of this Annual Report and the following factors that might cause actual results to differ materially from those presented:

- *The ability to attract new deposits and loans and leases*
- *Demand for financial services in our market areas*
- *Competitive market pricing factors*
- *Deterioration in economic conditions that could result in increased loan and lease losses*
- *Risks associated with concentrations in real estate related loans*
- *Market interest rate volatility*
- *Stability of funding sources and continued availability of borrowings*
- *Changes in legal or regulatory requirements or the results of regulatory examinations that could restrict growth*
- *The ability to recruit and retain key management and staff*
- *Risks associated with merger integration*
- *Significant decline in the market value of the Company that could result in an impairment of goodwill*
- *The ability to raise capital or incur debt on reasonable terms*
- *Regulatory limits on the Bank's ability to pay dividends to the Company*
- *Effectiveness of the Emergency Economic Stabilization Act of 2008 ("EESA") and other legislative and regulatory efforts to help stabilize the U.S. financial markets*
- *Future legislative or administrative changes to the Capital Purchase Program enacted under EESA.*

There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. For a more detailed discussion of some of the risk factors, see the section entitled "Risk Factors" below. We do not intend to update any factors or to publicly announce revisions to any of our forward-looking statements. You should consider any forward looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

Introduction

Umpqua Holdings Corporation (referred to in this report as "we," "our," "Umpqua," and "the Company"), an Oregon corporation, was formed as a bank holding company in March 1999. At that time, we acquired 100% of the outstanding shares of South Umpqua Bank, an Oregon state-chartered bank formed in 1953. We became a financial holding company in March 2000 under the provisions of the Gramm-Leach-Bliley Act. Umpqua has two principal operating subsidiaries, Umpqua Bank (the "Bank") and Strand, Atkinson, Williams and York, Inc. ("Strand").

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may obtain these reports, and any amendments, from the SEC's website at www.sec.gov. You may obtain copies of these reports, and any amendments, through our website at www.umpquaholdingscorp.com. These reports are available through our website as soon as reasonably practicable after they are filed electronically with the SEC. All of our SEC filings since November 14, 2002 are made available on our website within two days of filing with the SEC.

General Background

Prior to 2004, the Company's footprint included the Portland metropolitan and Willamette Valley areas of Oregon along the I-5 corridor, southern Oregon, and the Oregon coast. During the third quarter of 2004, we completed the acquisition of Humboldt Bancorp, which at the time of acquisition had total assets of approximately $1.5 billion and 27 branches located throughout Northern California. On June 2, 2006, we completed the acquisition of Western Sierra Bancorp and its principal operating subsidiaries, Western Sierra Bank, Central California Bank, Lake Community Bank and Auburn Community Bank. At the time of the acquisition, Western Sierra Bancorp had total assets of approximately $1.5 billion and 31 branches located throughout Northern California. On April 26, 2007, we completed the acquisition of North Bay Bancorp and its principal operating subsidiary, The Vintage Bank, along with its Solano Bank division. At the time of the acquisition, North Bay Bancorp had total assets of approximately $727.6 million and 10 Northern California branches located in the Napa area and in the communities of St. Helena, American Canyon, Vacaville, Benecia, Vallejo and Fairfield. On January 16, 2009, the Washington Department of Financial Institutions closed the Bank of Clark County, Vancouver, Washington, and appointed the Federal Deposit Insurance Corporation ("FDIC") as its receiver. The FDIC entered into a purchase and assumption agreement with Umpqua Bank to assume certain assets and the insured non-brokered deposit balances, representing two branches, at no premium.

Our headquarters is located in Portland, Oregon, and we engage primarily in the business of commercial and retail banking and the delivery of retail brokerage services. The Bank provides a wide range of banking, mortgage banking and other financial services to corporate, institutional and individual customers. Along with our subsidiaries, we are subject to the regulations of state and federal agencies and undergo periodic examinations by these regulatory agencies. See "Supervision and Regulation" below for additional information.

We are considered one of the most innovative community banks in the United States, combining a retail product delivery approach with an emphasis on quality-assured personal service. The Bank has evolved from a traditional community bank into a community-oriented financial services retailer by implementing a variety of retail marketing strategies to increase revenue and differentiate ourselves from our competition.

Strand is a registered broker-dealer and investment advisor with offices in Portland, Eugene, and Medford, Oregon, and in many Umpqua Bank stores. The firm is one of the oldest investment companies in the Northwest and is active in many community events. Strand offers a full range of investment products and services including: stocks, fixed income securities (municipal, corporate, and government bonds, CDs, and money market instruments), mutual funds, annuities, options, retirement planning, money management services, life insurance, disability insurance and medical supplement policies.

Business Strategy

Our principal objective is to become the leading community-oriented financial services retailer throughout the Pacific Northwest and Northern California. We plan to continue the expansion of our market from Seattle to Sacramento, primarily along the I-5 corridor. We intend to continue to grow our assets and increase profitability and shareholder value by differentiating ourselves from competitors through the following strategies:

Capitalize On Innovative Product Delivery System. Our philosophy has been to develop an environment for the customer that makes the banking experience enjoyable. With this approach in mind, we have developed a unique store concept that offers "one-stop" shopping and includes distinct physical areas or boutiques, such as a "serious about service center," an "investment opportunity center" and a "computer café," which make the Bank's products and services more tangible and accessible. In 2006, we introduced our "Neighborhood Stores" and in 2007, we introduced the Umpqua "Innovation Lab". We expect to continue remodeling existing and acquired stores in metropolitan locations to further our retail vision.

Deliver Superior Quality Service. We insist on quality service as an integral part of our culture, from the Board of Directors to our new sales associates, and believe we are among the first banks to introduce a measurable quality service program. Under our "return on quality" program, each sales associate's and store's performance is evaluated monthly based on specific measurable factors such as the "sales effectiveness ratio" that totals the average number of banking products purchased by each new customer. The evaluations also encompass factors such as the number of new loan and deposit accounts generated in each store, reports by incognito "mystery shoppers" and customer surveys. Based on scores achieved, the "return on quality" program rewards both individual sales associates and store teams with financial incentives.

Through such programs, we believe we can measure the quality of service provided to our customers and maintain employee focus on quality customer service.

Establish Strong Brand Awareness. As a financial services retailer, we devote considerable resources to developing the "Umpqua Bank" brand. We promote the brand in advertising and merchandise bearing the Bank's logo, such as mugs, tee-shirts, hats, umbrellas and bags of custom roasted coffee beans. The unique "look and feel" of our stores and our unique product displays help position us as an innovative, customer friendly retailer of financial products and services. We build consumer preference for our products and services through strong brand awareness. During 2005, we secured naming rights to the office tower in Portland, Oregon in which our administrative offices and main branch are now located. This downtown building now displays prominent illuminated signage with the Bank's name and logo.

Use Technology to Expand Customer Base. Although our strategy continues to emphasize superior personal service, we plan to expand user-friendly, technology-based systems to attract customers that may prefer to interact with their financial institution electronically. We offer technology-based services including voice response banking, debit cards, automatic payroll deposit programs, "ibank@Umpqua" online banking, bill pay and cash management, advanced function ATMs and an internet web site. We believe the availability of both traditional bank services and electronic banking services enhances our ability to attract a broader range of customers.

Increase Market Share in Existing Markets and Expand Into New Markets. As a result of our innovative retail product orientation, measurable quality service program and strong brand awareness, we believe that there is significant potential to increase business with current customers, to attract new customers in our existing markets and to enter new markets.

Marketing and Sales

Our goal of increasing our share of financial services in our market areas is driven by a marketing and sales plan with the following key components:

Media Advertising. Over the past five years, we have introduced many comprehensive marketing campaigns aimed at strengthening the Umpqua Bank brand and heightening public awareness about our innovative delivery of financial products and services. The bank has been recognized nationally for its use of new media and unique approach. From programs like Umpqua's Discover Local Music Project, Umpqua's ice cream truck, the introduction of LocalSpace, a social networking site for businesses, to campaigns like "Umpquatize" and the "Lemonaire", Umpqua is utilizing non traditional media channels and leveraging mass market media in new ways. In 2005 Umpqua dubbed the term "hand-shake marketing" to describe the company's fresh approach to localized marketing.

Retail Store Concept. As a financial services provider, we believe that the store environment is critical to successfully market and sell products and services. Retailers traditionally have displayed merchandise within their stores in a manner designed to encourage customers to purchase their products. Purchases are made on the spur of the moment due to the products' availability and attractiveness. Umpqua Bank believes this same concept can be applied to financial institutions and accordingly displays financial services and products through tactile merchandising within our stores. Unlike many financial institutions whose strategy is to discourage customers from visiting their facilities in favor of ATMs or other forms of electronic banking, we encourage customers to visit our stores, where they are greeted by well-trained sales associates and encouraged to browse and to make "impulse purchases." A recent store design, referred to as the "Pearl," includes features like wireless laptop computers customers can use, opening rooms with fresh fruit and refrigerated beverages and innovative products like the Community Interest Account that pays interest to non-profit organizations. The stores host a variety of after-hours events, from poetry readings to seminars on how to build an art collection. In 2006, to bring financial services to our customers in a cost-effective way, we introduced "Neighborhood Stores." We build these stores in established neighborhoods and design them to be neighborhood hubs. These stand-alone stores are smaller and emphasize advanced technology. To strengthen brand recognition, all Neighborhood Stores will be nearly identical in appearance. The latest store design, referred to as the "Innovation Lab", showcases emerging and existing technologies that foster community and redefine what consumers can expect from a banking experience. As a testing ground for new initiatives, the Lab will change regularly to feature new technology, products, services and community events.

Sales Culture. Although a successful marketing program will attract customers to visit our stores, a sales environment and a well-trained sales team are critical to selling our products and services. We believe that our sales culture has become well established throughout the organization due to our unique facility designs and ongoing training of sales associates on all aspects of sales and service. We train our sales associates at our in-house training facility known as "The World's Greatest Bank University" and pay commissions for the sale of the Bank's products and services. This sales culture has helped transform us from a traditional community bank to a nationally recognized marketing company focused on selling financial products and services.

Products and Services

We offer a full array of financial products to meet the banking needs of our market area and targeted customers. To ensure the ongoing viability of our product offerings, we regularly examine the desirability and profitability of existing and potential new products. To make it easy for new prospective customers to bank with us and access our products, we offer a "Switch Kit," which allows a customer to open a primary checking account with Umpqua Bank in less than ten minutes. Other avenues through which customers can access our products include our web site, internet banking through the "ibank@Umpqua" program, and our 24-hour telephone voice response system.

Deposit Products. We offer a traditional array of deposit products, including non-interest-bearing checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts earn interest at rates established by management based on competitive market factors and management's desire to increase certain types or maturities of deposit liabilities. We also offer a line of "Life Cycle Packages" to increase the number of relationships with customers and increase service fee income. These packages comprise several products bundled together to provide added value to the customer and increase the customer's ties to us. We also offer a seniors program to customers over fifty years old, which includes an array of banking services and other amenities, such as purchase discounts, vacation trips and seminars.

The Company has an agreement with Promontory Interfinancial Network that makes it possible to offer FDIC insurance to depositors in excess of the current deposit limits. This Certificate of Deposit Account Registry Service ("CDARS") uses a deposit-matching program to distribute excess deposit balances across other participating banks. This product is designed to enhance our ability to attract and retain customers and increase deposits, by providing additional FDIC coverage to customers. Due to the nature of the placement of the funds, CDARS deposits are classified as "brokered deposits" by regulatory agencies.

Retail Brokerage Services. Strand provides a full range of brokerage services including equity and fixed income products, mutual funds, annuities, options, retirement planning and money management services. Additionally, Strand offers life insurance, disability insurance and medical supplement policies. At December 31, 2008, Strand had 31 Series 7-licensed representatives serving clients at three stand-alone retail brokerage offices and "Investment Opportunity Centers" located in many Bank stores.

Private Client Services. Our Private Client Services division provides integrated banking and investment products and services by coordinating the offerings of the Bank and Strand, focusing principally on serving high value customers. The "Prosperity" suite of products includes 24-hour access to a private client executive, courier service, preferred rates on deposit and loan products, brokerage accounts and portfolio management.

Commercial and Commercial Real Estate Loans. We offer specialized loans for business and commercial customers, including accounts receivable and inventory financing, equipment loans, real estate construction loans and permanent financing and SBA program financing. Additionally, we offer specially designed loan products for small businesses through our Small Business Lending Center. Commercial real estate lending is a focus of our lending activities and a significant portion of our loan and lease portfolio consists of commercial real estate loans. We provide funding for income-producing real estate, though a substantial share of our commercial real estate loans are for owner-occupied projects of commercial loan customers and for borrowers we have financed for many years.

Residential Real Estate Loans. Real estate loans are available for construction, purchase and refinancing of residential owner-occupied and rental properties. Borrowers can choose from a variety of fixed and adjustable rate options and terms. We sell most residential real estate loans that we originate into the secondary market.

Consumer Loans. We provide loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit and motor vehicle loans.

Market Area and Competition

The geographic markets we serve are highly competitive for deposits, loans and leases and retail brokerage services. We compete with traditional banking and thrift institutions, as well as non-bank financial service providers, such as credit unions, brokerage firms and mortgage companies. In our primary market areas of Oregon and Northern California, major banks and large regional banks generally hold dominant market share positions. By virtue of their larger capital bases, major banks and super-regional banks have significantly larger lending limits than we do and generally have more expansive branch networks. Competition also includes other commercial banks that are community-focused, some of which were recently formed as "de novo" institutions seeking to capitalize on any perceived marketplace void resulting from merger and acquisition consolidation. In some cases, the directors and key officers of de novo banks were previously associated with the Bank or banks acquired by Umpqua.

Our primary competitors also include non-bank financial services providers, such as credit unions, brokerage firms, insurance companies and mortgage companies. As the industry becomes increasingly dependent on and oriented toward technology-driven delivery systems, permitting transactions to be conducted by telephone, computer and the internet, such non-bank institutions are able to attract funds and provide lending and other financial services even without offices located in our primary service area. Some insurance companies and brokerage firms compete for deposits by offering rates that are higher than may be appropriate for the Bank in relation to its asset and liability management objectives. However, we offer a wide array of deposit products and believe we can compete effectively through rate-driven product promotions. We also compete with full service investment firms for non-bank financial products and services offered by Strand.

Credit unions present a significant competitive challenge for our banking services and products. As credit unions currently enjoy an exemption from income tax, they are able to offer higher deposit rates and lower loan rates than we can on a comparable basis. Credit unions are also not currently subject to certain regulatory constraints, such as the Community Reinvestment Act, which, among other things, requires us to implement procedures to make and monitor loans throughout the communities we serve. Adhering to such regulatory requirements raises the costs associated with our lending activities, and reduces potential operating profits. Accordingly, we seek to compete by focusing on building customer relations, providing superior service and offering a wide variety of commercial banking products that do not compete directly with products and services typically offered by the credit unions, such as commercial real estate loans, inventory and accounts receivable financing, and SBA program loans for qualified businesses.

Many of our stores are located in markets that have experienced growth below statewide averages and the economy of Oregon is particularly sensitive to changes in the demand for forest and high technology products. With the completion of the Humboldt, Western Sierra and North Bay acquisitions, the Bank's market area expanded to include most of Northern California. Like Oregon, some California stores are located in communities with growth rates that lag behind the state average. During the past several years, the States of Oregon and California have experienced some financial difficulties. To the extent the fiscal condition of state and local governments does not improve, there could be an adverse effect on business conditions in the affected state that would negatively impact the prospects for the Bank's operations located there.

The current adverse economic conditions, driven by a slowdown in the housing industry, has primarily been focused in our Northern California region and Central Oregon market. A continued downturn in the residential real estate construction and development sector could further negatively impact our operations in these markets, and could widen to impact the other markets we serve.

The following table presents the Bank's market share percentage for total deposits as of June 30, 2008, in each county where we have operations. The table also indicates the ranking by deposit size in each market. All information in the table was obtained from SNL Financial of Charlottesville, Virginia, which compiles deposit data published by the FDIC as of June 30, 2008 and updates the information for any bank mergers completed subsequent to the reporting date.

Oregon

County	Market Share	Market Rank	Number of Stores
Benton	7.3%	6	1
Clackamas	2.8%	8	5
Coos	35.7%	1	5
Curry	14.4%	3	1
Deschutes	3.1%	10	5
Douglas	57.8%	1	10
Jackson	12.4%	3	9
Josephine	15.5%	1	5
Lane	17.7%	1	9
Lincoln	10.8%	3	2
Linn	11.9%	4	3
Marion	5.9%	7	3
Multnomah	2.3%	7	11
Washington	3.9%	9	3

California

County	Market Share	Market Rank	Number of Stores
Amador	4.4%	7	1
Butte	2.4%	8	3
Calaveras	21.2%	2	4
Colusa	32.0%	1	2
Contra Costa	0.2%	24	1
El Dorado	8.8%	4	5
Glenn	26.7%	3	2
Humboldt	25.0%	1	7
Lake	12.1%	4	2
Mendocino	2.4%	8	1
Napa	10.7%	3	7
Placer	8.4%	3	9
Sacramento	0.6%	19	6
San Joaquin	0.4%	20	1
Shasta	2.4%	8	1
Solano	4.6%	8	4
Stanislaus	0.5%	18	2
Sutter	13.0%	4	2
Tehama	15.7%	3	2
Trinity	28.5%	2	1
Tuolumne	11.3%	3	5
Yolo	2.1%	11	1
Yuba	22.9%	3	2

Washington			
County	Market Share	Market Rank	Number of Stores
Clark	3.5%	8	3
King	0.1%	46	2

Lending and Credit Functions

The Bank makes both secured and unsecured loans to individuals and businesses. At December 31, 2008, real estate construction/development, real estate mortgage, commercial real estate, commercial/industrial, and consumer/other loans represented approximately 15%, 11%, 53%, 20% and 1%, respectively, of the total loan and lease portfolio.

Inter-agency guidelines adopted by federal bank regulators mandate that financial institutions establish real estate lending policies with maximum allowable real estate loan-to-value limits, subject to an allowable amount of non-conforming loans as a percentage of capital. We have adopted as loan policy loan-to-value limits that range from 5% to 10% less than the federal guidelines for each category; however, policy exceptions are permitted for real estate loan customers with strong financial credentials.

Allowance for Loan and Lease Losses ("ALLL") Methodology

The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality and adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating that is reassessed periodically during the term of the loan through the credit review process. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses. The Bank has a management ALLL Committee, which is responsible for, among other things, regularly reviewing the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews and approves loans and leases recommended for impaired status. The ALLL Committee also approves removing loans and leases from impaired status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Each risk rating is assessed an inherent credit loss factor that determines the amount of the allowance for loan and lease losses provided for that group of loans and leases with similar risk rating. Credit loss factors may vary by region based on management's belief that there may ultimately be different credit loss rates experienced in each region.

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we either recognize an impairment reserve as a specific component to be provided for in the allowance for loan and lease losses or charge-off the impaired balance on collateral dependent loans if it is determined that such amount represents a confirmed loss. The combination of the risk rating-based allowance component and the impairment reserve allowance component lead to an allocated allowance for loan and lease losses.

The Bank may also maintain an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 5% of the allowance, but may be maintained at higher levels during times of deteriorating economic conditions characterized by falling real estate values. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends. As of December 31, 2008, the unallocated allowance amount represented 9% of the allowance.

Management believes that the ALLL was adequate as of December 31, 2008. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review.

Employees
As of December 31, 2008, we had a total of 1,700 full-time equivalent employees. None of the employees are subject to a collective bargaining agreement and management believes its relations with employees to be good. Umpqua Bank was named #34 on *Fortune* magazine's 2009 list of "100 Best Companies to Work For", #13 on the 2008 list and #34 on the 2007 list. Information regarding employment agreements with our executive officers is contained in Item 11 below, which item is incorporated by reference to our proxy statement for the 2009 annual meeting of shareholders.

Government Policies
The operations of our subsidiaries are affected by state and federal legislative changes and by policies of various regulatory authorities. These policies include, for example, statutory maximum legal lending rates, domestic monetary policies of the Board of Governors of the Federal Reserve System, United States fiscal policy, and capital adequacy and liquidity constraints imposed by federal and state regulatory agencies. Congress enacted the *Emergency Economic Stabilization Act of 2008* ("EESA"), which granted significant authority to the U.S. Department of the Treasury (the "Treasury") to invest in financial institutions, guarantee debt, buy troubled assets and take other action designed to stabilize financial markets. In November 2008, the Company closed a transaction under the Capital Purchase Program ("CPP") in which the Company issued 214,181 shares of cumulative preferred stock to the Treasury and issued a warrant to purchase 2,221,795 shares of common stock at $14.46 per share in exchange for $214,181,000. Agreements executed in connection with the CPP transaction place restrictions on compensation payable to senior executive officers and provide that the Company may not declare dividends that exceed $0.19 per common share per quarter without Treasury's prior written consent. Federal and state governments have been actively legislating responses to the financial market crisis that unfolded in 2008 and those legislative and regulatory activities are expected to continue for the foreseeable future. As this report is written, federal legislation and regulations have been proposed that would change the terms of our CPP transaction.

Supervision and Regulation
General. We are extensively regulated under federal and state law. These laws and regulations are generally intended to protect depositors and customers, not shareholders. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statute or regulation. Any change in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and by the policies of various regulatory authorities. We cannot accurately predict the nature or the extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state legislation may have in the future. Umpqua is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the Securities and Exchange Commission. As a listed company on NASDAQ, Umpqua is subject to NASDAQ rules for listed companies.

Holding Company Regulation. We are a registered financial holding company under the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), and are subject to the supervision of, and regulation by, the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As a financial holding company, we are examined by and file reports with the Federal Reserve. The Federal Reserve expects a bank holding company to serve as a source of financial and managerial strength to its subsidiary bank and, under appropriate circumstances, to commit resources to support the subsidiary bank.

Financial holding companies are bank holding companies that satisfy certain criteria and are permitted to engage in activities that traditional bank holding companies are not. The qualifications and permitted activities of financial holdings companies are described below under "Regulatory Structure of the Financial Services Industry."

Federal and State Bank Regulation. Umpqua Bank, as a state chartered bank with deposits insured by the FDIC, is subject to the supervision and regulation of the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities, the Washington Department of Financial Institutions, the California Department of Financial Institutions and the FDIC. These agencies may prohibit the Bank from engaging in what they believe constitute unsafe or unsound banking practices. Our primary state regulator (the State of Oregon) makes regular examinations of the Bank or participates in joint examinations with the FDIC.

The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions within its jurisdiction, the FDIC evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or new facility. A less than "Satisfactory" rating would result in the suspension of any growth of the Bank through acquisitions or opening de novo branches until the rating is improved. As of the most recent CRA examination in December 2007, the Bank's CRA rating was "Satisfactory."

Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not affiliated with the bank, and must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the affected bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of that bank, the imposition of a cease and desist order, and other regulatory sanctions.

The Federal Reserve Act and related Regulation W limit the amount of certain loan and investment transactions between the Bank and its affiliates, require certain levels of collateral for such loans, and limit the amount of advances to third parties that may be collateralized by the securities of Umpqua or its subsidiaries. Regulation W requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving nonaffiliated companies or, in the absence of comparable transactions, on terms and under circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated companies. Umpqua and its subsidiaries have adopted an Affiliate Transactions Policy and have entered into an Affiliate Tax Sharing Agreement.

The Federal Reserve and the FDIC have adopted non-capital safety and soundness standards for institutions under their authority. These standards cover internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that it will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. We believe that the Bank is in compliance with these standards.

Federal Deposit Insurance. The Federal Deposit Insurance Reform Act of 2005 ("Reform Act"), enacted in February 2006, increased the deposit insurance limit for certain retirement plan deposit accounts from $100,000 to $250,000. The basic insurance limit for other deposits, including individuals, joint account holders, businesses, government entities, and trusts, remained at $100,000. The Reform Act also provided for the merger of the two deposit insurance funds administered by the FDIC, the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"), into the Deposit Insurance Fund ("DIF"). The FDIC effectuated the merger of the BIF and the SAIF into the DIF as of March 31, 2006. As a result of the merger of the funds, the BIF and the SAIF were abolished.

On October 3, 2008, the EESA temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The basic deposit insurance limit will return to $100,000 after December 31, 2009.

On November 21, 2008, the FDIC approved the final ruling establishing the Transaction Account Guarantee Program ("TAGP") as part of the Temporary Liquidity Guarantee Program ("TLGP"). Under this program, effective immediately and through December 31, 2009, all non-interest bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. This unlimited coverage also extends to NOW (interest-bearing deposit accounts) earning an interest rate no greater than .50% and all IOLTAs (lawyers' trust accounts). Coverage under the TAGP, funded through insurance premiums paid by participating financial institutions, is in addition to and separate from the additional coverage announced under EESA. Umpqua has elected to participate in the TAGP program.

The amount of FDIC assessments paid by each member institution is based on its relative risk of default as measured by regulatory capital levels, regulatory examination ratings and other factors. The Reform Act created a new system and assessment rate schedule to calculate an institution's assessment. The new base assessment rates per the Reform Act range from $0.02 to $0.40 per $100 of deposits annually. The FDIC may increase or decrease the assessment rate schedule five basis points (annualized) higher or lower than the base rates in order to manage the DIF to prescribed statutory target levels. For 2007 the effective assessment amounts were $0.03 above the base rate amounts. Assessment rates for well managed, well capitalized institutions ranged from $0.05 to $0.07 per $100 of deposits annually. The Bank's assessment rate for 2008 fell within this range. In 2007, the FDIC issued one-time assessment credits that could be used to offset this expense. The Bank's credit was fully utilized in 2007 and covered the majority of that year's assessment. The Bank did not have any remaining credit to offset assessments in 2008. Further increases in the assessment rate could have a material adverse effect on our earnings, depending upon the amount of the increase.

In December of 2008, the FDIC adopted a rule that would further amend the system for risk-based assessments and change assessment rates in attempts to restore targeted reserve ratios in the DIF. Effective January 1, 2009, the risk-based assessment rates will be uniformly raised seven basis points (annualized). Furthermore, the FDIC has proposed additional modifications to the assessment system by requiring riskier institutions pay a larger share of the assessment. Characteristics of riskier institutions may include institutions with a significant reliance on secured liabilities or brokered deposits, particularly when combined with rapid asset growth. The proposal would also provide incentives for institutions to hold long-term unsecured debt and, for smaller institutions, high levels of Tier 1 capital. These changes would be effective beginning April 1, 2009.

The FDIC may terminate the deposit insurance of any insured depository institution if it determines that the institution has engaged in or is engaging in unsafe and unsound banking practices, is in an unsafe or unsound condition or has violated any applicable law, regulation or order or any condition imposed in writing by, or pursuant to, any written agreement with the FDIC. The termination of deposit insurance for the Bank could have a material adverse effect on our financial condition and results of operations due to the fact that the Bank's liquidity position would likely be affected by deposit withdrawal activity.

Dividends. Under the Oregon Bank Act and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Bank is subject to restrictions on the payment of cash dividends to its parent company. Dividends paid by the Bank provide substantially all of Umpqua's (as a stand-alone parent company) cash flow. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, under the Oregon Bank Act, the amount of the dividend may not be greater than net unreserved retained earnings, after first deducting to the extent not already charged against earnings or reflected in a reserve, all bad debts, which are debts on which interest is unpaid and past due at least six months; all other assets charged-off as required by the Oregon Director or state or federal examiner; and all accrued expenses, interest and taxes. In addition, state and federal regulatory authorities are authorized to prohibit banks and holding companies from paying dividends that would constitute an unsafe or unsound banking practice.

The agreements that we executed with the Treasury in connection with the CPP transaction provide that the Company may not pay dividends on, repurchase, or redeem any other class of stock unless we are current in the payment of all dividends on the preferred stock issued to Treasury. Furthermore, the agreement provides that we may not pay quarterly cash dividends on the Company's common stock in excess of $0.19 per share without Treasury's prior written consent, for as long as the preferred stock is outstanding.

Capital Adequacy. The federal and state bank regulatory agencies use capital adequacy guidelines in their examination and regulation of holding companies and banks. If capital falls below the minimum levels established by these guidelines, a holding company or a bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

The FDIC and Federal Reserve have adopted risk-based capital guidelines for holding companies and banks. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The capital adequacy guidelines limit the degree to which a holding company or bank may leverage its equity capital.

Federal regulations establish minimum requirements for the capital adequacy of depository institutions, such as the Bank. Banks with capital ratios below the required minimums are subject to certain administrative actions, including prompt corrective action, the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

FDICIA requires federal banking regulators to take "prompt corrective action" with respect to a capital-deficient institution, including requiring a capital restoration plan and restricting certain growth activities of the institution. Umpqua could be required to guarantee any such capital restoration plan required of the Bank if the Bank became undercapitalized. Pursuant to FDICIA, regulations were adopted defining five capital levels: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. Under the regulations, the Bank is considered "well capitalized" as of December 31, 2008.

Federal and State Regulation of Brokers. Strand Atkinson Williams & York, Inc. is a fully disclosed introducing broker dealer clearing through First Clearing LLC. Strand is regulated by the Financial Industry Regulatory Authority ("FINRA") and has deposits insured through the Securities Investors Protection Corp ("SIPC") as well as third party insurers. FINRA performs regular examinations of the firm that include reviews of policies, procedures, recordkeeping, trade practices, and customer protection as well as other inquiries.

SIPC protects client securities and cash up to $500,000, including $100,000 for cash with additional coverage provided through First Clearing for the remaining net equity balance in a brokerage account, if any. This coverage does not include losses in investment accounts.

Broker-Dealer and Related Regulatory Supervision. Strand is a member of the National Association of Securities Dealers and is subject to the regulatory supervision of the Financial Industry Regulatory Authority. Areas subject to this regulatory review include compliance with trading rules, financial reporting, investment suitability for clients, and compliance with stock exchange rules and regulations.

Effects of Government Monetary Policy. Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, through its open market operations in U.S. Government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits. These activities influence growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

Regulatory Structure of the Financial Services Industry. Federal laws and regulations governing banking and financial services underwent significant changes in recent years and are subject to significant changes in the future. From time to time, legislation is introduced in the United States Congress that contains proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. If enacted into law, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities, or affect the competitive balance among banks, savings associations, and other financial institutions. Whether or in what form any such legislation may be adopted or the extent to which our business might be affected thereby cannot be predicted.

The GLB Act, enacted in November 1999, repealed sections of the Banking Act of 1933, commonly referred to as the Glass-Steagall Act, that prohibited banks from engaging in securities activities, and prohibited securities firms from engaging in banking. The GLB Act created a new form of holding company, known as a financial holding company, that is permitted to acquire subsidiaries that are variously engaged in banking, securities underwriting and dealing, and insurance underwriting.

A bank holding company, if it meets specified requirements, may elect to become a financial holding company by filing a declaration with the Federal Reserve, and may thereafter provide its customers with a broader spectrum of products and services than a traditional bank holding company is permitted to do. A financial holding company may, through a subsidiary, engage in any activity that is deemed to be financial in nature and activities that are incidental or complementary to activities that are financial in nature. These activities include traditional banking services and activities previously permitted to bank holding companies under Federal Reserve regulations, but also include underwriting and dealing in securities, providing investment advisory services, underwriting and selling insurance, merchant banking (holding a portfolio of commercial businesses, regardless of the nature of the business, for investment), and arranging or facilitating financial transactions for third parties.

To qualify as a financial holding company, the bank holding company must be deemed to be well-capitalized and well-managed, as those terms are used by the Federal Reserve. In addition, each subsidiary bank of a bank holding company must also be well-capitalized and well-managed and be rated at least "satisfactory" under the Community Reinvestment Act. A bank holding company that does not qualify, or has not chosen, to become a financial holding company must limit its activities to traditional banking activities and those non-banking activities the Federal Reserve has deemed to be permissible because they are closely related to the business of banking.

The GLB Act also includes provisions to protect consumer privacy by prohibiting financial services providers, whether or not affiliated with a bank, from disclosing non-public personal, financial information to unaffiliated parties without the consent of the customer, and by requiring annual disclosure of the provider's privacy policy.

Legislation enacted by Congress in 1995 permits interstate banking and branching, which allows banks to expand nationwide through acquisition, consolidation or merger. Under this law, an adequately capitalized bank holding company may acquire banks in any state or merge banks across state lines if permitted by state law. Further, banks may establish and operate branches in any state subject to the restrictions of applicable state law. Under Oregon law, an out-of-state bank or bank holding company may merge with or acquire an Oregon state chartered bank or bank holding company if the Oregon bank, or in the case of a bank holding company, the subsidiary bank, has been in existence for a minimum of three years, and the law of the state in which the acquiring bank is located permits such merger. Branches may not be acquired or opened separately, but once an out-of-state bank has acquired branches in Oregon, either through a merger with or acquisition of substantially all the assets of an Oregon bank, the acquirer may open additional branches. The Bank now has the ability to open additional de novo branches in the states of Oregon, California and Washington.

Anti-Terrorism Legislation. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act ("USA Patriot Act"), enacted in 2001:

- prohibits banks from providing correspondent accounts directly to foreign shell banks;
- imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals;
- requires financial institutions to establish an anti-money-laundering ("AML") compliance program; and
- generally eliminates civil liability for persons who file suspicious activity reports.

The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act, which to some degree, affects our record-keeping and reporting expenses. Should the Bank's AML compliance program be deemed insufficient by federal regulators, we would not be able to grow through acquiring other institutions or opening de novo branches.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 addresses public company corporate governance, auditing, accounting, executive compensation and enhanced and timely disclosure of corporate information.

The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and regulation of the relationship between a Board of Directors and management and between a Board of Directors and its committees.

The Sarbanes-Oxley Act provides for, among other things:

- prohibition on personal loans by Umpqua to its directors and executive officers except loans made by the Bank in accordance with federal banking regulations;
- independence requirements for Board audit committee members and our auditors;
- certification of Exchange Act reports by the chief executive officer, chief financial officer and principal accounting officer;
- disclosure of off-balance sheet transactions;
- expedited reporting of stock transactions by insiders; and
- increased criminal penalties for violations of securities laws.

The Sarbanes-Oxley Act also requires:

- management to establish, maintain and evaluate disclosure controls and procedures;
- management to report on its annual assessment of the effectiveness of internal controls over financial reporting;
- our external auditor to attest to the effectiveness of internal controls over financial reporting.

The SEC has adopted regulations to implement various provisions of the Sarbanes-Oxley Act, including disclosures in periodic filings pursuant to the Exchange Act. Also, in response to the Sarbanes-Oxley Act, NASDAQ adopted new standards for listed companies. In 2004, the Sarbanes-Oxley Act substantially increased our reporting and compliance expenses.

Emergency Economic Stabilization Act of 2008 (EESA). This act granted broad powers to the U.S. Treasury, the FDIC, and the Federal Reserve to stabilize the financial markets under the following programs:

- the Capital Purchase Program allocated $250 billion to Treasury to purchase senior preferred shares and warrants to purchase commons stock from approved financial institutions;
- the Troubled Asset Purchase Program allocated $250 billion to Treasury to purchase troubled assets from financial institutions, with Treasury to also receive securities issued by participating institutions;
- the Temporary Liquidity Guaranty Program ("TLGP") authorized the FDIC to insure newly issued senior unsecured debt and insure the total balance in non-interest bearing transactional deposit accounts of those institutions who elect to participate;
- the Commercial Paper and Money Market Investor Funding Facilities authorized the Federal Reserve Bank of New York to purchase rated commercial paper from U.S. companies and to purchase money market instruments from U.S. money market mutual funds.

The Company is participating in the Capital Purchase Program and the Transaction Account Guarantee Program under the TLGP.

ITEM 1A. RISK FACTORS.

The following summarizes certain risks that management believes are specific to our business. This should not be viewed as including all risks that face the Company.

A large percentage of our loan portfolio is secured by real estate, in particular commercial real estate. Continued deterioration in the real estate market or other segments of our loan portfolio would lead to additional losses which could have a material adverse effect on our business, financial condition and results of operations.

Approximately 79% of our loan portfolio is secured by real estate, the majority of which is commercial real estate. As a result increased levels of commercial and consumer delinquencies and declining real estate values, we have experienced increasing levels of net charge-offs and allowances for loan and lease reserves. Continued increases in commercial and consumer delinquency levels or continued declines in real estate market values would require increased net charge-offs and increases in the allowance for loan and lease losses, which could have a material adverse effect on our business, financial condition and results of operations and prospects.

A rapid change in interest rates could make it difficult to maintain our current interest income spread and could result in reduced earnings.

Our earnings are largely derived from net interest income, which is interest income and fees earned on loans and investments, less interest paid on deposits and other borrowings. Interest rates are highly sensitive to many factors that are beyond the control of our management, including general economic conditions and the policies of various governmental and regulatory authorities. As interest rates change, net interest income is affected. With fixed rate assets (such as fixed rate loans and most investment securities) and liabilities (such as certificates of deposit), the effect on net interest income depends on the cash flows associated with the maturity of the asset or liability. Asset/liability management policies may not be successfully implemented and from time to time our risk position is not balanced. An unanticipated rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore on the level of net interest income. For instance, any rapid increase in interest rates in the future could result in interest expense increasing faster than interest income because of fixed rate loans and longer-term investments. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth than previously experienced. See Quantitative and Qualitative Disclosures about Market Risk in Item 7A of this report.

Interest rate volatility and credit risk adjusted rate spreads may impact our financial assets and liabilities measured at fair value, particularly the fair value of our junior subordinated debentures.

The widening of the credit risk adjusted rate spreads on potential new issuances above our contractual spreads and recent reductions in three month LIBOR rates have contributed to positive fair value adjustments in our junior subordinated debentures carried at fair value. Conversely, contractions in future credit risk adjusted rate spreads on potential new issuances relative to the December 31, 2008 market rate spread that was utilized to measure the fair value of our junior subordinated debentures, or future increases to the three month LIBOR, will result in negative fair value adjustments.

Difficult market conditions have adversely affected and may continue to have an adverse affect on our industry.

The capital and credit markets have been experiencing unprecedented volatility and disruption for more than twelve months. In recent weeks, the volatility and disruption has reached unprecedented levels. Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business, financial condition and results of operations. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

- We expect to face increased regulation of our industry, including as a result of the EESA. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.
- Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future behaviors.
- The process we use to estimate losses inherent in our loan portfolio requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.
- We will be required to pay significantly higher Federal Deposit Insurance Corporation premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.
- There may be downward pressure on our stock price.
- Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions and government sponsored entities.
- We may face increased competition due to intensified consolidation of the financial services industry.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The majority of our assets are loans, which if not repaid would result in losses to the Bank in excess of loss allowances.

The Bank, like other lenders, is subject to credit risk, which is the risk of losing principal or interest due to borrowers' failure to repay loans in accordance with their terms. Underwriting and documentation controls do not always work properly. A downturn in the economy or the real estate market in our market areas or a rapid increase in interest rates could have a negative effect on collateral values and borrowers' ability to repay. To the extent loans are not paid timely by borrowers, the loans are placed on non-accrual status, thereby reducing interest income. Further, under these circumstances, an additional provision for loan and lease losses or unfunded commitments may be required. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments", "Provision for Loan and Lease Losses" and "Asset Quality and Non-Performing Assets" in Item 7 of this report.

We may be required to raise additional capital in the future, but that capital may not be available when it is needed, or it may only be available on unacceptable terms, which could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. However, if market conditions worsen significantly from those that we currently anticipate, or other unexpected events occur, we may in the future need to raise additional capital to maintain such levels and/or to support our growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may not be able to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations and pursue our growth strategy could be materially impaired.

Conditions in the financial markets may limit our access to additional funding to meet our liquidity needs.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market down turn or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are nonspecific to us, such as severe disruption of the financial markets or negative use and expectations about the prospects for the financial services industry as a whole as evidenced by recent turmoil in the domestic and worldwide credit markets.

Our wholesale funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which include Federal Home Loan Bank advances, proceeds from the sale of loans and liquidity resources at the holding company. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs, and our profitability would be adversely affected.

As a bank holding company that conducts substantially all of our operations through Umpqua Bank, our banking subsidiary, our ability to pay dividends, repurchase our shares or to repay our indebtedness depends upon liquid assets held by the holding company and the results of operations of our subsidiaries.

Umpqua Holdings Corporation is a separate and distinct legal entity from our subsidiaries and it receives substantially all of its revenue from dividends from Umpqua Bank. There are legal limitations on the extent to which the Bank may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us. Our inability to receive dividends from the Bank would adversely affect our business, financial condition, results of operations and prospects.

Our net income depends primarily upon Umpqua Bank's net interest income, which is the income that remains after deducting from total income generated by earning assets the expense attributable to the acquisition of the funds required to support earning assets (primarily interest paid on deposits). The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of changes in interest rates and the levels of nonperforming loans. All of those factors affect the Bank's ability to pay dividends to the holding company.

Various statutory provisions restrict the amount of dividends the Bank can pay to us without regulatory approval. The Bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet the "adequately capitalized" level in accordance with regulatory capital requirements. It is also possible that, depending upon the financial condition of the Bank and other factors, regulatory authorities could assert that payment of dividends or other payments, including payments to us, is an unsafe or unsound practice. Under Oregon law, the Bank may not pay dividends in excess of unreserved retained earnings, deducting therefrom, to the extent not already charged against earnings or reflected in a reserve, the following: (1) all bad debts, which are debts on which interest is past due and unpaid for at least six months, unless the debt is fully secured and in the process of collection; (2) all other assets charged-off as required by the Director of the Department of Consumer and Business Services or a state or federal examiner; and (3) all accrued expenses, interest and taxes of the institution.

A significant decline in the company's market value could result in an impairment of goodwill.

Recently, the Company's common stock has been trading at a price below its book value, including goodwill and other intangible assets. The valuation of goodwill is determined using discounted cash flows of forecasted earnings, estimated sales price based on recent observable market transactions and market capitalization based on current stock price. If impairment was deemed to exist, a write down of the asset would occur with a charge to earnings. See section titled "Goodwill and Other Intangible Assets" in Item 7 of this report.

We are pursuing an aggressive growth strategy that is expected to include mergers and acquisitions, which could create integration risks.

Umpqua is among the fastest-growing community financial services organizations in the United States. Since 2000, we have completed the acquisition and integration of seven other financial institutions. There is no assurance that future acquisitions will be successfully integrated. We have announced our intent to open new stores in Oregon, Washington and California, and to continue our growth strategy. If we pursue our growth strategy too aggressively, or if factors beyond management's control divert attention away from our integration plans, we might not be able to realize some or all of the anticipated benefits. Moreover, we are dependent on the efforts of key personnel to achieve the synergies associated with our acquisitions. The loss of one or more of our key persons could have a material adverse effect upon our ability to achieve the anticipated benefits.

There can be no assurance that recently enacted legislation authorizing the U.S. government to inject capital into financial institutions and purchase assets from financial institutions will help stabilize the U.S. financial system.

On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 ("EESA"). The legislation was enacted in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. Pursuant to EESA, the U.S. Treasury has the authority to, among other things, invest in preferred stock of financial institutions and purchase mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. There can be no assurance, however, as to the actual impact that EESA will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of EESA and any subsequent legislation to stabilize the financial markets and a continued worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

Because of our participation in the Troubled Asset Relief Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on compensation paid to our executives.

On November 14, 2008, in exchange for an aggregate purchase price of $214,181,000, we issued and sold to the Treasury, pursuant to the TARP Capital Purchase Program, the following (i) 214,181 shares of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value per share and liquidation preference $1,000 per share and (ii) a warrant to purchase up to 2,221,795 shares of our common stock, no par value per share. Pursuant to the terms of the Securities Purchase Agreement, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Fixed Rate Cumulative Perpetual Preferred Stock. Further, we are not permitted to increase dividends on our common stock above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 without the Treasury's approval until the third anniversary of the investment unless all of the Fixed Rate Cumulative Perpetual Preferred Stock has been redeemed or transferred. In addition, our ability to repurchase our shares is restricted. The Treasury's consent generally is required for us to make any stock repurchase until the third anniversary of the investment by the Treasury unless all of the Fixed Rate Cumulative Perpetual Preferred Stock has been redeemed or transferred. Further, common, junior preferred or pari passu preferred shares may not be repurchased if we are in arrears on the Fixed Rate Cumulative Perpetual Preferred Stock dividends.

In addition, pursuant to the terms of the Securities Purchase Agreement, we adopted the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds the equity issued pursuant to the Securities Purchase Agreement, including the common stock which may be issued pursuant to the warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. [In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods. Since the warrant has a ten year term, we could potentially be subject to the executive compensation and corporate governance restrictions for a ten year time period.]

Federal and state governments could pass legislation responsive to current credit conditions.

We could experience higher credit losses because of federal or state legislation or regulatory action that reduces the amount the Bank's borrowers are otherwise contractually required to pay under existing loan contracts. Also, we could experience higher credit losses because of federal or state legislation or regulatory action that limits the Bank's ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

The financial services industry is highly competitive.

We face pricing competition for loans and deposits. We also face competition with respect to customer convenience, product lines, accessibility of service and service capabilities. Our most direct competition comes from other banks, brokerages, mortgage companies and savings institutions. We also face competition from credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses. This significant competition in attracting and retaining deposits and making loans as well as in providing other financial services throughout our market area may impact future earnings and growth.

Involvement in non-bank business creates risks associated with securities industry.

Strand's retail brokerage operations present special risks not borne by community banks that focus exclusively on community banking. For example, the brokerage industry is subject to fluctuations in the stock market that may have a significant adverse impact on transaction fees, customer activity and investment portfolio gains and losses. Likewise, additional or modified regulations may adversely affect Strand's operations. Strand is also dependent on a small number of established brokers, whose departure could result in the loss of a significant number of customer accounts. A significant decline in fees and commissions or trading losses suffered in the investment portfolio could adversely affect Strand's income and potentially require the contribution of additional capital to support its operations. Strand is subject to claim arbitration risk arising from customers who claim their investments were not suitable or that their portfolios were too actively traded. These risks increase when the market, as a whole, declines. The risks associated with retail brokerage may not be supported by the income generated by those operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Non-interest Income" in Item 7 of this report.

Our banking and brokerage operations are subject to extensive government regulation that is expected to become more burdensome, increase our costs and make us less competitive compared to financial services firms that are not subject to the same regulation.

We and our subsidiaries are subject to extensive regulation under federal and state laws. These laws and regulations are primarily intended to protect customers, depositors and the deposit insurance fund, rather than shareholders. The Bank is an Oregon state-chartered commercial bank whose primary regulator is the Oregon Division of Finance and Corporate Securities. The Bank is also subject to the supervision by and the regulations of the Washington Department of Financial Institutions, the California Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC"), which insures bank deposits. Strand is subject to extensive regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. Umpqua is subject to regulation and supervision by the Board of Governors of the Federal Reserve System, the SEC and NASDAQ. Federal and state regulations may place banks and brokerage firms at a competitive disadvantage compared to less regulated competitors such as finance companies, credit unions, mortgage banking companies and leasing companies. If we receive less than satisfactory results on regulatory examinations, we could be restricted from making acquisitions, adding new stores, developing new lines of business or otherwise continuing our growth strategy for a period of time. Future changes in federal and state banking and brokerage regulations could adversely affect our operating results and ability to continue to compete effectively.

The value of securities in our investment securities portfolio may be negatively affected by continued disruptions in securities markets.

The market for some of the investment securities held in our portfolio has become extremely volatile over the past twelve months. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value associated with these disruptions will not result in other-than-temporary or permanent impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

The volatility of our mortgage banking business can adversely affect earnings if our mitigating strategies are not successful.

Changes in interest rates greatly affect the mortgage banking business. One of the principal risks in this area is prepayment of mortgages and the consequent detrimental effect on the value of mortgage servicing rights ("MSR"). We may employ hedging strategies to mitigate this risk but if the hedging decisions and strategies are not successful, our net income could be adversely affected. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Mortgage Servicing Rights" in Item 7 of this report.

Our business is highly reliant on technology and our ability to manage the operational risks associated with technology.

We depend on internal and outsourced technology to support all aspects of our business operations. Interruption or failure of these systems creates a risk of business loss such as civil fines or damage claims from privacy breaches, and adverse customer experience. Risk management programs are expensive to maintain and will not protect the company from all risks associated with maintaining the security of customer information, proprietary data, external and internal intrusions, disaster recovery and failures in the controls used by vendors.

Store construction can disrupt banking activities and may not be completed on time or within budget, which could result in reduced earnings.

The Bank has, over the past several years, been transformed from a traditional community bank into a community-oriented financial services retailer. We have announced plans to build new stores in Oregon, Washington and California as part of our de novo branching strategy. This includes our strategy of building "Neighborhood Stores." We also continue to remodel acquired bank branches to resemble retail stores that include distinct physical areas or boutiques such as a "serious about service center," an "investment opportunity center" and a "computer cafe." Store construction involves significant expense and risks associated with locating store sites and delays in obtaining permits and completing construction. Remodeling involves significant expense, disrupts banking activities during the remodeling period, and presents a new look and feel to the banking services and products being offered. Financial constraints may delay remodeling projects. Customers may not react favorably to the construction-related activities or the remodeled look and feel. There are risks that construction or remodeling costs will exceed forecasted budgets and that there may be delays in completing the projects, which could cause disruption in those markets.

Changes in accounting standards may impact how we report our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time the Financial Accounting Standards Board ("FASB") changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a restatement or prior period financial statements.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The executive offices of Umpqua are located at One SW Columbia Street in Portland, Oregon in office space that is leased. The main office of Strand is located at 200 SW Market Street in Portland, Oregon in office space that is leased. The Bank owns its main office located in Roseburg, Oregon. At December 31, 2008, the Bank conducted Community Banking activities at 148 locations, including 4 limited service facilities, in Northern California, Oregon and Washington along the I-5 corridor; in Bend, Oregon; along the Northern California and Oregon Coasts; and in Bellevue, Washington, of which 53 are owned and 95 are leased under various agreements. As of December 31, 2008, the Bank also operated 15 facilities for the purpose of administrative and other functions, such as back-office support or non-deposit taking Commercial Banking Centers, of which three are owned and 12 are leased. All facilities are in a good state of repair and appropriately designed for use as banking or administrative office facilities. As of December 31, 2008, Strand leased three stand-alone offices from unrelated third parties and also leased space in 11 Bank stores under lease agreements that are based on market rates.

Additional information with respect to owned premises and lease commitments is included in Notes 6 and 17, respectively, of the *Notes to Consolidated Financial Statements* in Item 8 below.

ITEM 3. LEGAL PROCEEDINGS.

Because of the nature of our business, we are involved in legal proceedings in the regular course of business. At this time, we do not believe that there is active or pending litigation the unfavorable outcome of which would result in a material adverse change to our financial condition, results of operations or cash flows.

See Part II, Item 7, *Non-Interest Expense* for a discussion of the Company's involvement in litigation pertaining to Visa, Inc.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS.

No matters were submitted to the shareholders of the Company, through the solicitation of proxies or otherwise, during the fourth quarter of the year ended December 31, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) Our Common Stock is traded on the NASDAQ Global Select Market under the symbol "UMPQ." As of December 31, 2008, there were 100,000,000 common shares authorized for issuance. The following table presents the high and low sales prices of our common stock for each period, based on inter-dealer prices that do not include retail mark-ups, mark-downs or commissions, and cash dividends declared for each period:

Quarter Ended	High	Low	Cash Dividend Per Share
December 31, 2008	$18.40	$10.14	$0.05
September 30, 2008	$23.10	$ 8.57	$0.19
June 30, 2008	$16.97	$11.43	$0.19
March 31, 2008	$17.06	$12.00	$0.19
December 31, 2007	$20.95	$14.15	$0.19
September 30, 2007	$24.80	$18.52	$0.19
June 30, 2007	$27.00	$23.27	$0.18
March 31, 2007	$30.00	$25.39	$0.18

As of January 31, 2009, our common stock was held by approximately 5,100 shareholders of record, a number that does not include beneficial owners who hold shares in "street name", or shareholders from previously acquired companies that have not exchanged their stock. At December 31, 2008, a total of 1.8 million stock options, 216,000 shares of restricted stock and 301,000 restricted stock units were outstanding. Additional information about stock options, restricted stock and restricted stock units is included in Note 20 of the *Notes to Consolidated Financial Statements* in Item 8 below and in Item 12 below.

The payment of future cash dividends is at the discretion of our Board and subject to a number of factors, including results of operations, general business conditions, growth, financial condition and other factors deemed relevant by the Board of Directors. Further, our ability to pay future cash dividends is subject to certain regulatory requirements and restrictions discussed in the *Supervision and Regulation* section in Item 1 above.

In connection with the issuance and sale of preferred stock in the fourth quarter of 2008, the Company entered into a Letter Agreement including the Securities Purchase Agreement – Standard Terms (the "Agreement") with the U.S. Treasury. The Agreement contains certain limitations on the payment of quarterly cash dividends on the Company's common stock in excess of $0.19 per share, and on the Company's ability to repurchase its common stock. The preferred stock has no maturity date and ranks senior to our common stock with respect to the payment of dividends and distribution of amounts payable upon liquidation, dissolution and winding up of the Company. The preferred has no general voting or participation rights, and no sinking fund requirements. In the event dividends on the preferred stock are not paid full for six dividend periods, whether or not consecutive, the preferred stock holders will have the right to elect two directors. Additional information about the preferred stock is included in Note 19 of the *Notes to Consolidated Financial Statements* in Item 8 below.

During the first, second and third quarters of 2008, Umpqua's Board of Directors declared a quarterly cash dividend of $0.19 per share. For the fourth quarter of 2008, the Board declared a quarterly cash dividend of $0.05. This decrease was made pursuant to our existing dividend policy and in consideration of, among other things, earnings, regulatory capital levels, the overall payout ratio and expected asset growth. We expect that the dividend rate will be reassessed on a quarterly basis by the Board of Directors in accordance with the dividend policy. Such dividends are subject to the restrictions described in the preceding paragraph.

We have a dividend reinvestment plan that permits shareholder participants to purchase shares at the then-current market price in lieu of the receipt of cash dividends. Shares issued in connection with the dividend reinvestment plan are purchased in open market transactions.

Equity Compensation Plan Information

The following table sets forth information about equity compensation plans that provide for the award of securities or the grant of options to purchase securities to employees and directors of Umpqua, its subsidiaries and its predecessors by merger that were in effect at December 31, 2008.

(shares in thousands)

	Equity Compensation Plan Information		
	(A)	(B)	(C)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(4)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column(A)
Equity compensation plans approved by security holders			
2003 Stock Incentive Plan(1)	1,065	$18.92	635
2007 Long Term Incentive Plan(2)	301	—	699
Other(3)	792	$11.43	—
Total	2,158	$15.66	1,334
Equity compensation plans not approved by security holders	—	—	—
Total	2,158	$15.66	1,334

(1) At Umpqua's 2007 Annual Meeting, shareholders approved an amendment to the 2003 Stock Incentive Plan. The plan authorized the issuance of two million shares of stock through awards of incentive stock options, nonqualified stock options or restricted stock grants, provided awards of stock options and restricted stock grants under the 2003 Stock Incentive Plan, when added to options outstanding under all other plans, are limited to a maximum 10% of the outstanding shares on a fully diluted basis.

(2) At Umpqua's 2007 Annual Meeting, shareholders approved a 2007 Long Term Incentive Plan. The plan authorized the issuance of one million shares of stock through awards of performance-based restricted stock unit grants to executive officers. Target grants of 111,000 and maximum grants of 194,000 were approved to be issued in 2007 and target grants of 105,000 and maximum grants of 183,000 were approved to be issued in 2008 under this plan. During 2008, 76,000 units forfeited upon the retirement of an executive. As of December 31, 2008 172,000 restricted stock units are expected to vest if the current estimate of performance-based targets is satisfied, and would result in 828,000 securities available for future issuance.

(3) Includes other Umpqua stock plans and stock plans assumed through previous mergers. Includes 24,000 shares issued under North Bay Bancorp's stock option plans, having a weighted average exercise price of $17.17. Includes 86,000 shares issued under Western Sierra Bancorp's stock option plans, having a weighted average exercise price of $16.24. Includes 362,000 shares issued under all other previously acquired companies' stock option plans, having a weighted average exercise price of $7.46 per share.

(4) Weighted average exercise price is based solely on securities with an exercise price.

(b) Not applicable.

(c) The following table provides information about repurchases of common stock by the Company during the quarter ended December 31, 2008:

Period	Total number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan(2)	Maximum Number of Remaining Shares that May be Purchased at Period End under the Plan
10/1/08 - 10/31/08	211	$13.63	—	1,542,945
11/1/08 - 11/30/08	—	$ —	—	1,542,945
12/1/08 - 12/31/08	121	$10.86	—	1,542,945
Total for quarter	332	$12.62	—	

(1) Shares repurchased by the Company during the quarter consist of cancellation of 332 restricted shares to pay withholding taxes. There were no shares tendered in connection with option exercises and no shares were repurchased pursuant to the Company's publicly announced corporate stock repurchase plan described in (2) below.

(2) The Company's share repurchase plan, which was approved by the Board and announced in August 2003, originally authorized the repurchase of up to 1.0 million shares. Prior to 2007, the authorization was amended to increase the repurchase limit to 2.5 million shares. On April 19, 2007, the Company announced an expansion of the Board approved common stock repurchase plan, increasing the repurchase limit to 6.0 million shares and extending the plan's expiration date from June 30, 2007 to June 30, 2009. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings, our capital plan, and are subject to certain limitations resulting from the Company's participation in the TARP Capital Purchase Program, as described in Note 19 in the *Notes to Consolidated Financial Statements* in Item 8 of this report.

The Company repurchased no shares under the repurchase plan in 2008 as compared to 4.0 million shares in 2007. The 2003 Stock Incentive Plan and other stock plans we administer provide for the payment of the option exercise price or withholding taxes by tendering previously owned or recently vested shares. During the years ended December 31, 2008 and 2007, 263 and 42,762 shares were tendered in connection with option exercises, respectively. Restricted shares cancelled to pay withholding taxes totaled approximately 7,936 and 3,830 shares during the years ended December 31, 2008 and 2007, respectively.

STOCK PERFORMANCE GRAPH

The following chart, which is furnished not filed, compares the yearly percentage changes in the cumulative shareholder return on our common stock during the five fiscal years ended December 31, 2008, with (i) the Total Return Index for Nasdaq Bank Stocks (ii) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) and (iii) the Standard and Poor's 500. This comparison assumes $100.00 was invested on December 31, 2003, in our common stock and the comparison indices, and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. Price information from December 31, 2003 to December 31, 2008, was obtained by using the Nasdaq closing prices as of the last trading day of each year.


$250
$200
$150
$100
$50
$0
Index Value
Umpqua Holdings Corporation
Nasdaq Bank Stocks
Nasdaq U.S.
S&P 500
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008

	Period Ending					
	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Umpqua Holdings Corporation	$100.00	$122.47	$140.36	$147.89	$ 79.88	$78.67
Nasdaq Bank Stocks	$100.00	$110.99	$106.18	$117.87	$ 91.85	$69.88
Nasdaq U.S.	$100.00	$108.59	$110.08	$120.56	$132.39	$78.72
S&P 500	$100.00	$110.88	$116.33	$134.70	$142.10	$89.53

ITEM 6. SELECTED FINANCIAL DATA.

Umpqua Holdings Corporation
Annual Financial Trends

(in thousands, except per share data)

	2008	2007	2006	2005	2004
Interest income	$ 442,546	$ 488,392	$ 405,941	$ 282,276	$ 198,058
Interest expense	152,239	202,438	143,817	72,994	40,371
Net interest income	290,307	285,954	262,124	209,282	157,687
Provision for loan and lease losses	107,678	41,730	2,552	2,468	7,321
Non-interest income	98,805	64,825	53,597	47,782	41,373
Non-interest expense	207,275	210,800	177,176	146,794	119,582
Goodwill impairment	982	—	—	—	—
Merger-related expense	—	3,318	4,773	262	5,597
Income before income taxes	73,177	94,931	131,220	107,540	66,560
Provision for income taxes and discontinued operations	22,133	31,663	46,773	37,805	23,270
Income from continuing operations	51,044	63,268	84,447	69,735	43,290
Income from discontinued operations, net of tax	—	—	—	—	3,876
Net income	51,044	63,268	84,447	69,735	47,166
Preferred stock dividends	1,620	—	—	—	—
Net income available to common shareholders	$ 49,424	$ 63,268	$ 84,447	$ 69,735	$ 47,166
YEAR END					
Assets	$8,597,550	$8,340,053	$7,344,236	$5,360,639	$4,873,035
Earning assets	7,483,343	7,146,841	6,287,202	4,636,334	4,215,927
Loans and leases	6,131,374	6,055,635	5,361,862	3,921,631	3,467,904
Deposits	6,588,935	6,589,326	5,840,294	4,286,266	3,799,107
Term debt	206,531	73,927	9,513	3,184	88,451
Junior subordinated debentures, at fair value	92,520	131,686	—	—	—
Junior subordinated debentures, at amortized cost	103,655	104,680	203,688	165,725	166,256
Common shareholders' equity	1,284,830	1,239,938	1,156,211	738,261	687,613
Total shareholders' equity	1,487,008	1,239,938	1,156,211	738,261	687,613
Common shares outstanding	60,146	59,980	58,080	44,556	44,211
AVERAGE					
Assets	$8,342,005	$7,897,568	$6,451,660	$5,053,417	$3,919,985
Earning assets	7,215,001	6,797,834	5,569,619	4,353,696	3,392,475
Loans and leases	6,118,540	5,822,907	4,803,509	3,613,257	2,679,576
Deposits	6,459,576	6,250,521	5,003,949	4,002,153	3,090,497
Term debt	194,312	57,479	58,684	31,161	101,321
Junior subordinated debentures	226,349	221,833	187,994	165,981	130,644
Common shareholders' equity	1,254,730	1,222,628	970,394	711,765	490,724
Total shareholders' equity	1,281,220	1,222,628	970,394	711,765	490,724
Basic common shares outstanding	60,084	59,828	52,311	44,438	35,804
Diluted common shares outstanding	60,433	60,428	53,050	45,011	36,345
PER COMMON SHARE DATA					
Basic earnings	$ 0.82	$ 1.06	$ 1.61	$ 1.57	$ 1.32
Diluted earnings	0.82	1.05	1.59	1.55	1.30
Basic earnings—continuing operations	0.82	1.06	1.61	1.57	1.21
Diluted earnings—continuing operations	0.82	1.05	1.59	1.55	1.19
Book value	21.36	20.67	19.91	16.57	15.55
Tangible book value(1)	8.76	7.92	8.21	7.40	6.31
Cash dividends declared	0.62	0.74	0.60	0.32	0.22

(dollars in thousands)	2008	2007	2006	2005	2004
PERFORMANCE RATIOS					
Return on average assets(2)	0.59%	0.80%	1.31%	1.38%	1.20%
Return on average common shareholders' equity(3)	3.94%	5.17%	8.70%	9.80%	9.61%
Return on average tangible common shareholders' equity(4)	10.02%	13.08%	20.84%	22.91%	22.27%
Efficiency ratio(5)	53.11%	60.62%	57.33%	56.93%	60.58%
Efficiency ratio—Bank(5),(6)	55.32%	56.55%	51.97%	52.47%	53.51%
Average common shareholders' equity to average assets	15.04%	15.48%	15.04%	14.08%	12.52%
Leverage ratio(7)	12.38%	9.24%	10.28%	10.09%	9.55%
Net interest margin (fully tax equivalent)(8)	4.07%	4.24%	4.74%	4.84%	4.68%
Non-interest revenue to total net revenue	25.39%	18.48%	16.98%	18.59%	20.78%
Dividend payout ratio(9)	75.61%	69.81%	37.27%	20.38%	16.67%
ASSET QUALITY					
Non-performing loans	$ 133,366	$ 91,099	$ 9,058	$ 6,440	$ 22,573
Non-performing assets	161,264	98,042	9,058	7,563	23,552
Allowance for loan and lease losses	95,865	84,904	60,090	43,885	44,229
Net charge-offs	96,717	21,994	574	2,812	4,485
Non-performing loans to total loans	2.18%	1.50%	0.17%	0.16%	0.65%
Non-performing assets to total assets	1.88%	1.18%	0.12%	0.14%	0.48%
Allowance for loan and lease losses to total loans and leases	1.56%	1.40%	1.12%	1.12%	1.28%
Allowance for credit losses to total loans	1.58%	1.42%	1.15%	1.16%	1.31%
Net charge-offs to average loans and leases	1.58%	0.38%	0.01%	0.08%	0.17%

(1) Average common shareholders' equity less average intangible assets divided by shares outstanding at the end of the year.
(2) Net income available to common shareholders divided by average assets.
(3) Net income available to common shareholders divided by average common shareholders' equity.
(4) Net income available to common shareholders divided by average common shareholders' equity less average intangible assets.
(5) Non-interest expense divided by the sum of net interest income (fully tax equivalent) and non-interest income.
(6) Excludes merger-related expenses and goodwill impairment.
(7) Tier 1 capital divided by leverage assets. Leverage assets are defined as quarterly average total assets, net of goodwill, intangibles and certain other items as required by the Federal Reserve.
(8) Net interest margin (fully tax equivalent) is calculated by dividing net interest income (fully tax equivalent) by average interest-earning assets.
(9) Dividends declared per common share divided by basic earnings per common share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS AND RISK FACTORS

See the discussion of forward-looking statements and risk factors in Part I Item 1 and Item 1A of this report.

EXECUTIVE OVERVIEW

Umpqua's 2008 results reflect the effects of the U.S. recession and the significant impact of the housing market downturn. Primarily affecting our Northern California and Central Oregon residential development portfolios, the impact of the economic slowdown resulted in:

- Non-performing assets increased to $161.3 million, or 1.88% of total assets, as of December 31, 2008, compared to $98.0 million, or 1.18% of total assets as of December 31, 2007. Non-performing loans increased to $133.4 million, or 2.18% of total loans, as of December 31, 2008, compared to $91.1 million, or 1.50% of total loans as of December 31, 2007. Impaired collateral dependent loans have been written-down to their estimated net realizable values as of December 31, 2008.
- Net charge-offs were $96.7 million in 2008, or 1.58% of average loans and leases, as compared to net charge-offs of $22.0 million, or 0.38% of average loans and leases in 2007. The write-down of impaired loans in the current year has contributed to the increase in net charge-offs.
- Downgrades within the loan portfolio and increases in non-performing loans and net charge-offs in 2008 contributed to a $107.7 million provision for loan and lease losses in 2008, as compared to $41.7 million in 2007.

However, the past year was not without some accomplishments. During the year, we:

- Increased our total risk based capital ratio to 14.6% as of December 31, 2008, compared to 10.9% as of December 31, 2007.
- Issued $214.2 million of new trust preferred securities and a warrant to purchase up to 2.2 million shares of the Company's common stock to the U.S. Treasury under the Capital Purchase Program. The preferred stock bears a stated interest rate of 5% for five years and 9% thereafter, and currently represents a relatively low cost of capital to enhance the capital position of the Bank. This capital will help fund new loan programs and ensure credit is made available to qualifying borrowers. The government's investment in the Company recognizes the strength and stability of Umpqua and our good standing as a strong and healthy financial institution.
- As a result of the Visa Inc. ("Visa") initial public offering, we received $12.6 million in proceeds from a mandatory partial redemption of our restricted Class B common stock. Additionally, in 2008 we reversed our fourth quarter 2007 Visa related litigation reserve of $5.2 million. The value of unredeemed Class A equivalent shares owned by the Company was $15.5 million as of December 31, 2008, and has not been reflected in the accompanying financial statements.
- We recorded gains of $38.9 million in the income statement representing the change in fair value on our junior subordinated debentures measured at fair value in 2008, compared to gains of $4.9 million in 2007. The change in fair value recognized in the current period resulted from the widening of credit risk adjusted spreads on potential new issuances and recent reductions in three month LIBOR rates.
- We opened a new Commercial Banking Center in San Francisco, California and a Mortgage Office in Stockton, California. Additionally, we have remodeled thirty-eight stores to meet Umpqua brand standards and customer expectations throughout the California region. These efforts primarily relate to locations acquired through recent acquisitions.

Also during the year:

- Earnings per diluted common share was $0.82 in 2008, as compared to $1.05 per diluted share earned in 2007. The decline in net income per diluted common share is principally attributed to an increased provision for loan and lease losses, losses incurred on other real estate owned, and interest reversals on loans, resulting from the housing market downturn.
- Net interest margin, on a tax equivalent basis, decreased to 4.07% in 2008 from 4.24% in 2007. The decrease in net interest margin resulted from reductions in earning asset yields due primarily to the decline in the prime rate in the current year, offset by a decrease in the cost of interest bearing deposits. Excluding a $4.4 million reversal of interest income on loans in 2008, the tax equivalent net interest margin would have been 4.13%.
- Mortgage banking revenue was $2.4 million in 2008, compared to $7.8 million in 2007. The 2008 results include a $4.6 million loss on the fair value of the mortgage servicing right ("MSR") asset, primarily resulting from lower mortgage interest rates, and a $2.4 million loss on an ineffective MSR hedge due to widening spreads and price declines that were not offset by a corresponding gain in the related MSR asset.
- Net gain on investment securities of $1.3 million in 2008 includes an other-than-temporary impairment ("OTTI") charge of $4.2 million, which primarily relates to non-agency collateralized mortgage obligations where the default rates and loss severities of the underlying collateral indicate credit losses are expected to occur.
- Gross loans and leases increased to $6.1 billion as of December 31, 2008, an increase of $75.7 million, or 1.3%, as compared to December 31, 2007. The growth rate is indicative of the Company's controlled loan growth strategy employed in the current year in response to the current economic climate.
- Total consolidated assets were $8.6 billion as of December 31, 2008, compared to $8.3 billion as of December 31, 2007, representing an increase of $257.5 million or 3%. The growth in total assets is principally due to the proceeds obtained from the U.S. Treasury under the Capital Purchase Plan, which bolsters the Company's capital position and enhances our ability to ensure credit is made available to qualifying borrowers.
- Declared cash dividends of $0.19 per share in the first, second and third quarters of 2008, and $0.05 per share in the fourth quarter of 2008. The decision to reduce our quarterly dividend was a result of several contributing factors, such as capital preservation, expected growth rates, projected earnings and our overall dividend pay-out ratio.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in future periods. Our significant accounting policies are described in Note 1 in the *Notes to Consolidated Financial Statements* in Item 8 of this report. Not all of these critical accounting policies require management to make difficult, subjective or complex judgments or estimates. Management believes that the following policies would be considered critical under the SEC's definition.

Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments

The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality and adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating that is reassessed periodically during the term of the loan through the credit review process. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses. The Bank has a management Allowance for Loan and Lease Losses ("ALLL") Committee, which is responsible for, among other things, regularly reviewing the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews and approves loans and leases recommended for impaired status. The ALLL Committee also approves removing loans and leases from impaired status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Each risk rating is assessed an inherent credit loss factor that determines the amount of the allowance for loan and lease losses provided for that group of loans and leases with similar risk rating. Credit loss factors may vary by region based on management's belief that there may ultimately be different credit loss rates experienced in each region.

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we either recognize an impairment reserve as a specific component to be provided for in the allowance for loan and lease losses or charge-off the impaired balance on collateral dependent loans if it is determined that such amount represents a confirmed loss. The combination of the risk rating-based allowance component and the impairment reserve allowance component lead to an allocated allowance for loan and lease losses.

The Bank may also maintain an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 5% of the allowance, but may be maintained at higher levels during times of deteriorating economic conditions characterized by falling real estate values. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

The reserve for unfunded commitments ("RUC") is established to absorb inherent losses associated with our commitment to lend funds, such as with a letter or line of credit. The adequacy of the ALLL and RUC are monitored on a regular basis and are based on management's evaluation of numerous factors. These factors include the quality of the current loan portfolio; the trend in the loan portfolio's risk ratings; current economic conditions; loan concentrations; loan growth rates; past-due and non-performing trends; evaluation of specific loss estimates for all significant problem loans; historical charge-off and recovery experience; and other pertinent information.

Management believes that the ALLL was adequate as of December 31, 2008. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review. Approximately 79% of our loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the allowance for loan and lease losses. Over the last two years, there has been deterioration in the residential development market which has led to an increase in non-performing loans and the allowance for loan and lease losses. A continued deterioration in this market or deterioration in other segments of our loan portfolio may lead to additional charges to the provision for loan and lease losses.

Mortgage Servicing Rights

SFAS No. 156, issued in March 2006, requires all separately recognized servicing assets and liabilities to be initially measured at fair value. In addition, entities are permitted to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings, or amortize servicing rights in proportion to and over the period of the estimated net servicing income or loss and assess the rights for impairment. Beginning with the fiscal year in which an entity adopts SFAS No. 156, it may elect to subsequently measure a class of servicing assets and liabilities at fair value. The effect of remeasuring an existing class of servicing assets and liabilities at fair value is to be reported as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. For the Company, this standard became effective on January 1, 2007.

The Company determines its classes of servicing assets based on the asset type being serviced along with the methods used to manage the risk inherent in the servicing assets, which includes the market inputs used to value the servicing assets. The Company elected to measure its residential mortgage servicing assets at fair value subsequent to adoption. As the retrospective application of SFAS No. 156 is not permitted, there was no change to prior period financial statements. Since there was no difference between the carrying amount and fair value of the mortgage servicing rights ("MSR") on the date of adoption, there was also no cumulative effect adjustment to retained earnings.

Upon the change from the lower of cost or fair value accounting method to fair value accounting under SFAS No. 156, the calculation of amortization and the assessment of impairment were discontinued and the MSR valuation allowance was written off against the recorded value of the MSR. Those measurements have been replaced by fair value adjustments that encompass market-driven valuation changes and the runoff in value that occurs from the passage of time, which are each separately reported. Under the fair value method, the MSR, net, is carried in the balance sheet at fair value and the changes in fair value are reported in earnings under the caption mortgage banking revenue in the period in which the change occurs.

Prior to the adoption of SFAS No. 156, MSR were capitalized at their allocated carrying value and amortized in proportion to, and over the period of, estimated future net servicing income in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. The carrying value of MSR was evaluated for possible impairment on a quarterly basis in accordance with SFAS No. 140. If an impairment condition existed for a particular valuation tranche, a valuation allowance was established for the excess of amortized cost over the estimated fair value through a charge to mortgage servicing fee revenue. If, in subsequent periods, the estimated fair value was determined to be in excess of the amortized cost net of the related valuation allowance, the valuation allowance was reduced through a credit to mortgage servicing revenue.

Retained mortgage servicing rights are measured at fair values as of the date of sale. We use quoted market prices when available. Subsequent fair value measurements are determined using a discounted cash flow model. In order to determine the fair value of the MSR, the present value of expected future cash flows is estimated. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income. This model is periodically validated by an independent external model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys.

The expected life of the loan can vary from management's estimates due to prepayments by borrowers, especially when rates fall. Prepayments in excess of management's estimates would negatively impact the recorded value of the mortgage servicing rights. The value of the mortgage servicing rights is also dependent upon the discount rate used in the model, which we base on current market rates. Management reviews this rate on an ongoing basis based on current market rates. A significant increase in the discount rate would reduce the value of mortgage servicing rights.

Valuation of Goodwill and Intangible Assets

At December 31, 2008, we had $757.8 million in goodwill and other intangible assets as a result of business combinations. Goodwill and other intangible assets with indefinite lives are not amortized but instead are periodically tested for impairment. Management performs an impairment analysis for the intangible assets with indefinite lives on a quarterly basis. As a result of this analysis, management determined that there was a $1.0 million impairment related to the Retail Brokerage reporting segment as of December 31, 2008, which resulted from the Company's evaluation following the departure of certain Strand financial advisors. The valuation of the impairment at the Retail Brokerage operating segment was determined using an income approach by discounting cash flows of forecasted earnings. The remaining balance of goodwill and other intangible assets relates to the Community Banking reporting segment. The Company engaged an independent valuation specialist to assist us in determining whether and to what extent our goodwill asset was impaired. The valuation of the reporting unit was determined using discounted cash flows of forecasted earnings, estimated sales price multiples based on recent observable market transactions and market capitalization based on current stock price. The step one impairment test indicated that the reporting unit's fair value was less than its carrying value. Based on the results of the step two impairment test, management determined that the implied fair value of the goodwill was greater than its carrying amount on the Company's balance sheet and no goodwill impairment existed as of December 31, 2008 in the Community Banking segment. If impairment was deemed to exist, a write down of the asset would occur with a charge to earnings. The impairment analysis requires management to make subjective judgments. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. Additional information is included in Note 8 of the *Notes to Consolidated Financial Statements.*

Stock-based Compensation

Consistent with the provisions of SFAS No. 123R, *Share Based Payment*, a revision to the previously issued guidance on accounting for stock options and other forms of equity-based compensation, we recognize in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions. The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model. Management assumptions utilized at the time of grant impact the fair value of the option calculated under the Black-Scholes methodology, and ultimately, the expense that will be recognized over the life of the option. Additional information is included in Note 1 of the *Notes to Consolidated Financial Statements.*

Fair Value

Effective January 1, 2007, we adopted SFAS No. 157, *Fair Value Measurements*, which among other things, requires enhanced disclosures about financial instruments carried at fair value. SFAS No. 157 establishes a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no pricing observability and a higher degree of judgment utilized in measuring fair value. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. See Note 22 of the *Notes to Consolidated Financial Statements* for additional information about the level of pricing transparency associated with financial instruments carried at fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, FASB issued SFAS No. 141 (revised), *Business Combinations.* SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquired entity and the goodwill acquired. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We do not expect the adoption of SFAS No. 141R will have a material impact on our consolidated financial statements as related to business combinations consummated prior to January 1, 2009. We expect the adoption of SFAS No. 141R will increase the costs charged to operations for acquisitions consummated on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARD No 51.* SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The standard also requires additional disclosures that clearly identify and distinguish between the interest of the parent's owners and the interest of the noncontrolling owners of the subsidiary. This statement is effective on January 1, 2009 for the Company, to be applied prospectively. We do not expect the adoption of SFAS No. 160 will have a material impact on the Company's consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*. SFAS No. 161 expands the disclosure requirements in SFAS No. 133 about an entity's derivative instruments and hedging activities. This includes enhanced disclosures regarding how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Provisions of this statement are to be applied prospectively, and comparative disclosures for earlier periods are encouraged. We have adopted the provisions of SFAS 161 for the year ended December 31, 2008, and the impact was not material to our consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. Under SFAS 162, the U.S. GAAP hierarchy will now reside in the accounting literature established by the FASB. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with U.S. GAAP for nongovenmental entities. This statement is effective 60 days after the U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board's amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. We do not expect the adoption of SFAS No 162 will have a material impact on the Company's consolidated financial statements.

In June 2008, FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. FSP EITF 03-6-1 concludes that nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This statement is effective for fiscal years beginning after December 15, 2008, to be applied retrospectively. Certain of the Company's nonvested restricted stock awards qualify as participating securities as described under this pronouncement. The adoption of FSP EITF 03-6-1 will reduce both basic and diluted earnings per common share by $0.01 for the year ended December 31, 2007.

In October 2008, FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP No. 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP does not change existing generally accepted accounting principles. This FSP was effective immediately upon issuance, including prior periods for which financial statements have not been issued. The impact of adoption did not have a material impact on the Company's consolidated financial statements.

On January 12, 2009, FASB issued FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20*. FSP EITF 99-20-1 addresses certain practice issues in EITF No. 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*, by making its other-than-temporary impairment assessment guidance consistent with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. FSP EITF 99-20-1 removes the reference to the consideration of a market participant's estimates of cash flows in EITF 99-20, and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an other-than-temporary impairment is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment's carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This FSP is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. The impact of adoption did not have a material impact on the Company's consolidated financial statements.

RESULTS OF OPERATIONS—OVERVIEW

For the year ended December 31, 2008, net income available to common shareholders was $49.4 million, or $0.82 per diluted share, a decrease of 22% on a per diluted share basis compared to 2007. The decrease in net income available to common shareholders in 2008 is principally attributable to increased provision for loan and lease losses, partially offset by increased net interest and non-interest income, and decreased non-interest expense. We completed the acquisition of North Bay Bancorp on April 26, 2007, and the results of the acquired operations are only included in our financial results starting on April 27, 2007.

For the year ended December 31, 2007, net income available to common shareholders was $63.3 million, or $1.05 per diluted share, a decrease of 34% on a per diluted share basis compared to 2006. The decrease in net income available to common shareholders in 2007 is principally attributable to increased provision for loan and lease losses and operating expenses, partially offset by increased net interest and non-interest income. We completed the acquisition of Western Sierra Bancorp on June 2, 2006, and the results of the acquired operations are only included in our financial results starting on June 3, 2006.

We incur significant expenses related to the completion and integration of mergers. Additionally, we may recognize goodwill impairment losses that have no effect on the Company's or the Bank's cash balances, liquidity, or regulatory capital ratios. Accordingly, we believe that our operating results are best measured on a comparative basis excluding the impact of merger-related expenses, net of tax, and other charges related to business combinations. We define *operating income* as income available to common shareholders before merger related expenses, net of tax, and goodwill impairment, and we calculate *operating income per diluted share* by dividing operating income by the same diluted share total used in determining diluted earnings per share (see Note 23 of the *Notes to Consolidated Financial Statements* in Item 8 below). Operating income and operating income per diluted share are considered "non-GAAP" financial measures. Although we believe the presentation of non-GAAP financial measures provides a better indication of our operating performance, readers of this report are urged to review the GAAP results as presented in the *Financial Statements and Supplementary Data* in Item 8 below.

The following table presents a reconciliation of operating income and operating income per diluted share to net income and net income per diluted share for years ended December 31, 2008, 2007 and 2006:

Reconciliation of Operating Income to Net Income Available to Common Shareholders
Years Ended December 31,
(in thousands, except per share data)

	2008	2007	2006
Net income available to common shareholders	$ 49,424	$ 63,268	$ 84,447
Merger-related expenses, net of tax	—	1,991	2,864
Goodwill impairment	982	—	—
Operating income	$ 50,406	$ 65,259	$ 87,311
Per diluted share:			
Net income	$ 0.82	$ 1.05	$ 1.59
Merger-related expenses, net of tax, and goodwill impairment	0.01	0.03	0.06
Operating income	$ 0.83	$ 1.08	$ 1.65

The following table presents the returns on average assets, average common shareholders' equity and average tangible common shareholders' equity for the years ended December 31, 2008, 2007 and 2006. For each of the years presented, the table includes the calculated ratios based on reported net income available to common shareholders and operating income as shown in the table above. Our return on average common shareholders' equity is negatively impacted as a result of capital required to support goodwill. To the extent this performance metric is used to compare our performance with other financial institutions that do not have merger-related intangible assets, we believe it beneficial to also consider the return on average common tangible shareholders' equity. The return on average common tangible shareholders' equity is calculated by dividing net income available to common shareholders by average common shareholders' equity less average intangible assets. The return on average tangible common shareholders' equity is considered a non-GAAP financial measure and should be viewed in conjunction with the return on average common shareholders' equity.

Returns on Average Assets, Common Shareholders' Equity and Tangible Common Shareholders' Equity
For the Years Ended December 31,
(dollars in thousands)

	2008	2007	2006
RETURNS ON AVERAGE ASSETS:			
Net income available to common shareholders	0.59%	0.80%	1.31%
Operating income	0.60%	0.83%	1.35%
RETURNS ON AVERAGE COMMON SHAREHOLDERS' EQUITY:			
Net income available to common shareholders	3.94%	5.17%	8.70%
Operating income	4.02%	5.34%	9.00%
RETURNS ON AVERAGE TANGIBLE COMMON SHAREHOLDERS' EQUITY:			
Net income available to common shareholders	10.02%	13.08%	20.84%
Operating income	10.22%	13.50%	21.55%
CALCULATION OF AVERAGE TANGIBLE COMMON SHAREHOLDERS' EQUITY:			
Average common shareholders' equity	$1,254,730	$1,222,628	$ 970,394
Less: average intangible assets	(761,672)	(739,086)	(565,167)
Average tangible common shareholders' equity	$ 493,058	$ 483,542	$ 405,227

NET INTEREST INCOME

Net interest income is the largest source of our operating income. Net interest income for 2008 was $290.3 million, an increase of $4.4 million, or 2% over 2007. Net interest income for 2007 was $286.0 million, an increase of $23.8 million, or 9% over 2006. Net interest income for 2008 was negatively impacted by the $4.4 million reversal of interest income on loans during the year. Net interest income for 2007 was negatively impacted by the $5.0 million reversal of interest income on loans during the year. The increase in net interest income in 2008 as compared to 2007 and 2007 as compared to 2006 is attributable to growth in outstanding average interest-earning assets, primarily loans and leases and investment securities, partially offset by both growth in interest-bearing liabilities, primarily money-market, time deposits and term debt, and a decrease in net interest margin. In addition to organic growth, the North Bay merger, which was completed on April 26, 2007, contributed to the increase in interest-earning assets and interest-bearing liabilities in 2007 over 2006. The fair value of interest-earning assets acquired as a result of the North Bay merger totaled $523.5 million, and interest-bearing liabilities totaled $572.2 million.

The net interest margin (net interest income as a percentage of average interest-earning assets) on a fully tax-equivalent basis was 4.07% for 2008, a decrease of 17 basis points as compared to the same period in 2007. The decrease in net interest margin in 2008 resulted from decreases in market index rates, such as prime and the fed funds rates, and interest reversals on loans. The decreased yield on interest-earning assets of 104 basis points in 2008 primarily resulted from reductions in the prime rate. This decline in net interest margin was partially offset by the decrease in our interest expense to earning assets of 87 basis points from the lower costs of interest bearing deposits. The $4.4 million reversal of interest income on loans in 2008 contributed to a 6 basis point decline in the tax equivalent net interest margin for the year.

The net interest margin on a fully tax-equivalent basis was 4.24% for 2007, a decrease of 50 basis points as compared to the same period in 2006. The decrease in net interest margin in 2007 resulted from volatility in short-term market rates and the competitive climate (characterized by increasing deposit costs combined with declining interest earning asset yields), as well as interest reversals on new nonaccrual loans. The $5.0 million reversal of interest income on loans in 2007 contributed to an 8 basis point decline in the tax equivalent net interest margin for 2007.

Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, as well as changes in the yields earned on interest-earning assets and rates paid on deposits and borrowed funds. The following table presents condensed average balance sheet information, together with interest income and yields on average interest-earning assets, and interest expense and rates paid on average interest-bearing liabilities for the years ended December 31, 2008, 2007 and 2006:

Average Rates and Balances
(dollars in thousands)

	2008			2007			2006		
	Average Balance	Interest Income or Expense	Average Yields or Rates	Average Balance	Interest Income or Expense	Average Yields or Rates	Average Balance	Interest Income or Expense	Average Yields or Rates
INTEREST-EARNING ASSETS:									
Loans and leases(1)	$6,136,380	$393,927	6.42%	$5,836,980	$443,939	7.61%	$4,818,884	$372,201	7.72%
Taxable securities	883,987	41,523	4.70%	743,266	35,216	4.74%	607,267	27,655	4.55%
Non-taxable securities(2)	170,277	9,667	5.68%	149,291	8,234	5.52%	97,723	5,559	5.69%
Temporary investments(3)	24,357	443	1.82%	68,297	3,415	5.00%	45,745	2,203	4.82%
Total interest earning assets	7,215,001	445,560	6.18%	6,797,834	490,804	7.22%	5,569,619	407,618	7.32%
Allowance for loan and lease losses	(84,649)			(70,177)			(52,801)		
Other assets	1,211,653			1,169,911			934,842		
Total assets	$8,342,005			$7,897,568			$6,451,660		
INTEREST-BEARING LIABILITIES:									
Interest-bearing checking and savings accounts	$3,196,763	$ 55,739	1.74%	$3,136,738	$ 93,070	2.97%	$2,483,155	$ 62,254	2.51%
Time deposits	2,007,550	73,631	3.67%	1,849,910	87,770	4.74%	1,399,623	57,627	4.12%
Securities sold under agreements to repurchase and federal funds purchased	99,366	2,220	2.23%	65,660	2,135	3.25%	166,831	6,829	4.09%
Term debt	194,312	6,994	3.60%	57,479	2,642	4.60%	58,684	2,892	4.93%
Junior subordinated debentures	226,349	13,655	6.03%	221,833	16,821	7.58%	187,994	14,215	7.56%
Total interest-bearing liabilities	5,724,340	152,239	2.66%	5,331,620	202,438	3.80%	4,296,287	143,817	3.35%
Non-interest-bearing deposits	1,255,263			1,263,873			1,121,171		
Other liabilities	81,182			79,447			63,808		
Total liabilities	7,060,785			6,674,940			5,481,266		
Preferred equity	26,490			—			—		
Common equity	1,254,730			1,222,628			970,394		
Total shareholders' equity	1,281,220			1,222,628			970,394		
Total liabilities and shareholders' equity	$8,342,005			$7,897,568			$6,451,660		
NET INTEREST INCOME(2)		$293,321			$288,366			$263,801	
NET INTEREST SPREAD			3.52%			3.42%			3.97%
AVERAGE YIELD ON EARNING ASSETS(1),(2)			6.18%			7.22%			7.32%
INTEREST EXPENSE TO EARNING ASSETS			2.11%			2.98%			2.58%
NET INTEREST INCOME TO EARNING ASSETS OR NET INTEREST MARGIN(1),(2)			4.07%			4.24%			4.74%

(1) Non-accrual loans and mortgage loans held for sale are included in average balances.
(2) Tax-exempt income has been adjusted to a tax equivalent basis at a 35% tax rate. The amount of such adjustment was an addition to recorded income of approximately $3.0 million, $2.4 million and $1.7 million in the years ended December 31, 2008, 2007 and 2006, respectively.
(3) Temporary investments include federal funds sold and interest-bearing deposits at other banks.

The following table sets forth a summary of the changes in tax equivalent net interest income due to changes in average asset and liability balances (volume) and changes in average rates (rate) for 2008 compared to 2007 and 2007 compared to 2006. Changes in tax equivalent interest income and expense, which are not attributable specifically to either volume or rate, are allocated proportionately between both variances.

Rate/Volume Analysis
(in thousands)

	2008 COMPARED TO 2007			2007 COMPARED TO 2006		
	INCREASE (DECREASE) IN INTEREST INCOME AND EXPENSE DUE TO CHANGES IN			INCREASE (DECREASE) IN INTEREST INCOME AND EXPENSE DUE TO CHANGES IN		
	VOLUME	RATE	TOTAL	VOLUME	RATE	TOTAL
INTEREST-EARNING ASSETS:						
Loans and leases	$21,892	$(71,904)	$(50,012)	$77,514	$ (5,776)	$71,738
Taxable securities	6,612	(305)	6,307	6,406	1,155	7,561
Non-taxable securities(1)	1,185	248	1,433	2,849	(174)	2,675
Temporary investments	(1,494)	(1,478)	(2,972)	1,125	87	1,212
Total(1)	28,195	(73,439)	(45,244)	87,894	(4,708)	83,186
INTEREST-BEARING LIABILITIES:						
Interest-bearing checking and savings accounts	1,748	(39,079)	(37,331)	18,157	12,659	30,816
Time deposits	7,017	(21,156)	(14,139)	20,457	9,686	30,143
Securities sold under agreements to repurchase and federal funds purchased	883	(798)	85	(3,506)	(1,188)	(4,694)
Term debt	5,039	(687)	4,352	(58)	(192)	(250)
Junior subordinated debentures	336	(3,502)	(3,166)	2,566	40	2,606
Total	15,023	(65,222)	(50,199)	37,616	21,005	58,621
Net increase in net interest income(1)	$13,172	$ (8,217)	$ 4,955	$50,278	$(25,713)	$24,565

(1) Tax exempt income has been adjusted to a tax equivalent basis at a 35% tax rate.

PROVISION FOR LOAN AND LEASE LOSSES

The provision for loan and lease losses was $107.7 million for 2008, compared to $41.7 million for 2007 and $2.6 million for 2006. As a percentage of average outstanding loans, the provision for loan losses recorded for 2008 was 1.76%, an increase of 104 basis points and 171 basis points from 2007 and 2006, respectively.

The increase in the provision for loan and lease losses in 2008 as compared to 2007 and 2006 is principally attributable to an increase in non-performing loans and leases and downgrades within the portfolio related primarily to the housing market downturn and its impact on our residential development portfolio, growth in the loan and lease portfolio, and the increase in loans charged-off.

Prior to the second quarter of 2008, the Company recognized the charge-off of an impairment reserve when the loan was resolved, sold, or foreclosed and transferred to other real estate owned. Due to declining real estate values in our markets, it is increasingly likely that an impairment reserve on collateral dependent real estate loans represents a confirmed loss. As a result, in the second quarter of 2008, the Company began recognizing the charge-off of impairment reserves on impaired loans in the period it arises for collateral dependent loans. Therefore, the non-accrual loans of $127.9 million as of December 31, 2008 have already been written-down to their estimated fair value, less estimated costs to sale, and are expected to be resolved over the coming quarters with no additional material loss. Depending on the characteristics of a loan, the fair value of collateral is estimated by obtaining external appraisals.

The provision for loan and lease losses is based on management's evaluation of inherent risks in the loan portfolio and a corresponding analysis of the allowance for loan and lease losses. Additional discussion on loan quality and the allowance for loan and lease losses is provided under the heading *Asset Quality and Non-Performing Assets* below.

NON-INTEREST INCOME

Non-interest income in 2008 was $98.8 million, an increase of $34.0 million, or 52%, over 2007. Non-interest income in 2007 was $64.8 million, an increase of $11.2 million, or 21%, over 2006. The following table presents the key components of non-interest income for years ended December 31, 2008, 2007 and 2006:

Non-Interest Income
Years Ended December 31,
(dollars in thousands)

	2008 compared to 2007				2007 compared to 2006			
	2008	2007	Change Amount	Change Percent	2007	2006	Change Amount	Change Percent
Service charges on deposit accounts	$34,775	$32,126	$ 2,649	8%	$ 32,126	$26,975	$ 5,151	19%
Brokerage commissions and fees	8,948	10,038	(1,090)	-11%	10,038	9,649	389	4%
Mortgage banking revenue, net	2,436	7,791	(5,355)	-69%	7,791	7,560	231	3%
Net gain (loss) on investment securities	1,349	(13)	1,362	NM	(13)	(21)	8	-38%
Net (loss) gain on other real estate owned	(8,313)	(4)	(8,309)	NM	(4)	72	(76)	-106%
Gain on junior subordinated debentures carried at fair value	38,903	4,928	33,975	689%	4,928	—	4,928	NM
Proceeds from Visa mandatory partial redemption	12,633	—	12,633	NM	—	—	—	NM
Other income	8,074	9,959	(1,885)	-19%	9,959	9,362	597	6%
Total	$98,805	$64,825	$33,980	52%	$ 64,825	$53,597	$11,228	21%

NM—Not meaningful

The increase in deposit service charges in 2008 over 2007 is principally attributable to increased volume of deposit accounts during the year. Brokerage commissions and fees declined as a result of deteriorating conditions in the trading market during 2008 and the departure of certain Strand investment advisors, as compared to 2007. The decrease in mortgage banking revenue in 2008 compared to 2007 primarily resulted from the difference between the $4.6 million loss and $756,000 loss on the MSR asset between the respective periods, and the $2.4 million realized loss on an ineffective MSR hedge due to significant market volatility in the first quarter of 2008, partially offset by increased fees on loans sold. In 2008, the Company realized a $5.5 million gain on sale of investment securities as part of a repositioning of the investment portfolio to reduce the weighted average life in response to the current economic outlook, and other factors. This gain was offset by a $4.2 million OTTI charge recognized during 2008. Additional discussion on the OTTI charges are provided under the heading *Investment Securities* below. The slowdown in the housing industry in 2008, which has affected our residential development portfolio, has led to an increase of foreclosures into other real estate owned on residential development related properties. Declines in the market values of these properties after foreclosure have resulted in additional losses on the sale of the properties or by valuation adjustments. During 2008, the Company recognized losses on sale of other real estate owned of $3.2 million and valuation adjustments of $5.1 million. The gain on junior subordinated debentures carried at fair value in 2008 resulted from the continued widening of credit spreads for potential new issuances over the contractual spread of each junior subordinated debenture measured at fair value, and reductions in the current three month LIBOR rate relative to the prior year. Additional information on the junior subordinated debentures carried at fair value is included in Note 15 of the *Notes to Condensed Consolidated Financial Statements.* Other income decreased in 2008 over 2007 largely due to decreased gains and broker fee income related to Small Business Administration ("SBA") loan sales, and losses related to trading assets.

In the first quarter of 2008, Visa completed restructuring transactions in preparation for an initial public offering of its Class A stock. As part of those transactions, Umpqua Bank's membership interest was exchanged for 764,036 shares of Class B common stock in Visa. In March 2008, Visa completed its initial public offering. Following the initial public offering, the Company received $12.6 million proceeds as a mandatory partial redemption of 295,377 shares, reducing the Company's holdings from 764,036 shares to 468,659 shares of Class B common stock. A conversion ratio of 0.71429 was established for the conversion rate of Class B shares into Class A shares. Using the proceeds from this offering, Visa also established a $3.0 billion escrow account to cover settlements, the resolution of pending litigation and related claims ("covered litigation"). In December 2008, Visa deposited additional funds into the escrow account to cover a shortfall in the escrow account caused by a new settlement. The deposit of funds into the escrow account further reduced the conversion ratio applicable to Class B common stock outstanding from 0.71429 per Class A share to 0.6296 per Class A share.

The Company's remaining 468,659 shares of Visa Class B common stock are restricted and may not be transferred until the later of (1) three years from the date of the initial public offering or (2) the period of time necessary to resolve the covered litigation. If the funds in the escrow account are insufficient to settle all the covered litigation, Visa may sell additional Class A shares, use the proceeds to settle litigation, and further reduce the conversion ratio. If funds remain in the escrow account after all litigation is settled, the Class B conversion ratio will be increased to reflect that surplus. As of December 31, 2008, the value of the Class A shares was $52.45 per share. The value of unredeemed Class A equivalent shares owned by the Company was $15.5 million as of December 31, 2008, and has not been reflected in the accompanying financial statements.

The increase in deposit service charges in 2007 over 2006 is principally attributable to the increased volume of deposit accounts. The increase in brokerage commissions and fees in 2007 over 2006 resulted from management's efforts to recruit new brokers, increase the weighting of managed fee sources and increase efficiencies in back room operations. The gain on junior subordinated debentures carried at fair value in 2007 resulted from the widening of credit spreads for comparable new issuances over the contractual spread of each junior subordinated debenture measured at fair value. Additional information on the junior subordinated debentures carried at fair value is included in Note 15 of the *Notes to Condensed Consolidated Financial Statements*. Other income increased in 2007 over 2006 primarily due to a $909,000 gain on sale of excess property.

NON-INTEREST EXPENSE

Non-interest expense for 2008 was $208.3 million, a decrease of $5.9 million or 3% compared to 2007. Non-interest expense for 2007 was $214.1 million, an increase of $32.2 million or 18% compared to 2006. The following table presents the key elements of non-interest expense for the years ended December 31, 2008, 2007 and 2006.

Non-Interest Expense
Years Ended December 31,
(dollars in thousands)

	2008 compared to 2007				2007 compared to 2006			
	2008	2007	Change Amount	Change Percent	2007	2006	Change Amount	Change Percent
Salaries and employee benefits	$114,600	$112,864	$ 1,736	2%	$112,864	$ 98,840	$14,024	14%
Net occupancy and equipment	37,047	35,785	1,262	4%	35,785	31,752	4,033	13%
Communications	7,063	7,202	(139)	-2%	7,202	6,352	850	13%
Marketing	4,573	5,554	(981)	-18%	5,554	5,760	(206)	-4%
Services	18,792	18,564	228	1%	18,564	15,951	2,613	16%
Supplies	2,908	3,627	(719)	-20%	3,627	2,994	633	21%
FDIC assessments	5,182	1,223	3,959	324%	1,223	630	593	94%
Intangible amortization	5,857	6,094	(237)	-4%	6,094	3,728	2,366	63%
Goodwill Impairment	982	—	982	NM	—	—	—	NM
Merger related expenses	—	3,318	(3,318)	-100%	3,318	4,773	(1,455)	-30%
Visa litigation	(5,183)	5,183	(10,366)	-200%	5,183	—	5,183	NM
Other expenses	16,436	14,704	1,732	12%	14,704	11,169	3,535	32%
Total	$208,257	$214,118	$ (5,861)	-3%	$214,118	$181,949	$32,169	18%

NM—Not meaningful

Excluding the impact of FDIC assessments and Visa related litigation accruals, non-interest expense in 2008 over 2007 was relatively flat and is attributable to the Company's extensive cost control measures that were put in place in 2007 in reaction to the slowing economy. Excluding similar FDIC assessments and Visa related litigation accruals in 2007, the increase in non-interest expense in 2007 over 2006 is primarily attributable to the inclusion of additional expenses from California operations as a result of the North Bay and Western Sierra acquisitions.

The increase in total salaries and employee benefits expense in the current year is primarily a result of reduced loan origination activity, resulting in a reduced offset to compensation expense for deferred loan costs. Excluding the impact of the reduced deferred loan costs, salaries and employee benefits expense decreased $1.2 million in 2008 compared to 2007 despite the addition of approximately 110 associates from the North Bay acquisition in April 2007. The increase in salaries and employee benefits expense in 2007 compared to 2006 is a result of the North Bay acquisition and the addition of approximately 250 associates in June 2006 due to the Western Sierra acquisition. Net occupancy and equipment also continues to increase reflecting 10 new banking locations as a result of the North Bay acquisition in April 2007, 31 new banking locations as a result of Western Sierra acquisition in June 2006 and the addition of three de novo branches in 2007 and seven in 2006. The decline in communications, marketing, and supplies expense, as well as the modest increase in services expense, are a result of aggressive cost saving initiatives implemented in late 2007. Other non-interest expense increased in 2008 primarily as a result of expenses related to other real estate owned and deposit administration fees.

FDIC assessments represent premiums payable to the FDIC for deposit insurance and Financing Corporation ("FICO") assessments. In 2006, no deposit insurance premiums were assessed. The Federal Deposit Insurance Reform Act of 2005 ("Reform Act") created a new system and rate schedule related to FDIC deposit insurance assessments effective in 2007. As a result, the Company was assessed deposit insurance premiums beginning in 2007; however, most of the premium was offset by a one-time assessment credit that was provided to eligible institutions as part of the Reform Act. The one-time deposit insurance assessment credit was fully exhausted in 2007. The increase in FDIC assessments in 2008 compared to prior years is a result of increased deposit insurance assessments rates and no remaining one-time assessment credits available to offset the current period expense. In October of 2008, the FDIC proposed a rule that would further amend the system for risk-based deposit insurance assessments and change assessment rates in attempts to restore the Deposit Insurance Fund to targeted reserve ratios. If passed, this ruling will increase the FDIC insurance assessment rates applicable in 2009. Additional discussion on FDIC insurance assessments is provided in Item 1 *Business* above, under the heading *Federal Deposit Insurance*.

The decrease in intangible amortization in 2008 as compared to the prior years is due to the run-off of intangible assets that are being amortized on an accelerated basis. The goodwill impairment charge incurred in 2008 related to the Retail Brokerage reporting segment, which resulted from the Company's evaluation following the departure of certain Strand financial advisors. Additional discussion on the impairment charge is provided under the heading *Goodwill & Other Intangible Assets* below. We also incur significant expenses in connection with the completion and integration of bank acquisitions that are not capitalizable. Classification of expenses as merger-related is done in accordance with the provisions of a Board-approved policy. The decrease in merger-related expenses in 2008 over 2007 and 2007 over 2006 is due to the difference in timing and size of the Western Sierra and North Bay mergers.

The Company incurred no merger-related expenses in 2008. The following table presents the merger-related expenses by major category for the years ended December 31, 2007 and 2006. The merger-related expenses incurred in 2007 primarily related to the North Bay acquisition. The merger-related expenses incurred in 2006 primarily related to the Western Sierra acquisition. We do not expect to incur any additional merger-related expenses in connection with the North Bay, Western Sierra or any other previous merger.

Merger-Related Expense
Years Ended December 31,
(in thousands)

	2007	2006
Professional fees	$ 982	$1,082
Compensation and relocation	1,077	778
Communications	478	854
Premises and equipment	188	375
Other	593	1,684
Total	$3,318	$4,773

In November 2007, Visa Inc. announced that it had reached a settlement with American Express related to an antitrust lawsuit. Umpqua Bank and other Visa member banks are obligated to fund the settlement and share in losses resulting from this litigation. We recorded a liability and corresponding expense of approximately $3.9 million pre-tax, for our proportionate share of that settlement. In addition, Visa notified us that it had established a contingency reserve related to unsettled litigation with Discover Card. In connection with this contingency, we recorded a liability and corresponding expense of $1.2 million pre-tax, for our proportionate share of that contingent liability. We are not a party to the Visa litigation and our liability arises solely from the Bank's membership interest in Visa, Inc.

In connection with the completion of Visa's initial public offering in the first quarter of 2008, Visa utilized a portion of the proceeds to establish a $3.0 billion litigation escrow account. With the escrow litigation account funded for the estimated liability for covered litigation as of the end of the first quarter, the Company reversed the $5.2 million reserve.

In October 2008, Visa announced that it had reached a settlement with Discover Card related to an antitrust lawsuit. Umpqua Bank and other Visa member banks are obligated to fund the settlement and share in losses resulting from this litigation that are not already provided for in the escrow account. Visa notified the Company that it had established an additional reserve related to the settlement with Discover Card that had not already been funded into the escrow account. In connection with this settlement, the Company recorded, in the third quarter of 2008, a liability and corresponding expense of $2.1 million pre-tax, for its proportionate share of that liability. In December 2008, this liability and expense was reversed when Visa deposited additional funds into the escrow account to cover the remaining amount of the settlement. The deposit of funds into the escrow account further reduced the conversion ratio applicable to Class B common stock outstanding from 0.71429 per Class A share to 0.6296 per Class A share.

INCOME TAXES

Our consolidated effective tax rate as a percentage of pre-tax income for 2008 was 30.2%, compared to 33.4% for 2007 and 35.6% for 2006. The effective tax rates were below the federal statutory rate of 35% and the apportioned state rate of 5% (net of the federal tax benefit) principally because of non-taxable income arising from bank-owned life insurance, income on tax-exempt investment securities, tax credits arising from low income housing investments, Business Energy tax credits and exemptions related to loans and hiring in designated enterprise zones.

Additional information on income taxes is provided in Note 10 of the *Notes to Consolidated Financial Statements* in Item 8 below.

FINANCIAL CONDITION

INVESTMENT SECURITIES

The composition of our investment securities portfolio reflects management's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of interest income. The investment securities portfolio also mitigates interest rate and credit risk inherent in the loan portfolio, while providing a vehicle for the investment of available funds, a source of liquidity (by pledging as collateral or through repurchase agreements) and collateral for certain public funds deposits.

Trading securities consist of securities held in inventory by Strand for sale to its clients and securities invested in trust for the benefit of former employees of acquired institutions as required by agreements. Trading securities were $2.0 million at December 31, 2008, as compared to $2.8 million at December 31, 2007. This decrease is principally attributable to a decrease trading assets invested for the benefit of former employees, due to distributions and decreases in the fair market value of investment securities therein, partially offset by an increase in Strand's inventory of trading securities.

Investment securities available for sale were $1.2 billion as of December 31, 2008, as compared to $1.1 billion at December 31, 2007. This increase is principally attributable to purchases of $811.9 million of investment securities available for sale and an increase in fair value of investment securities available for sale of $34.0 million, offset by the proceeds from the sales and maturities of $635.9 million of investment securities available for sale (of which $5.5 million represents net gains on sale), the transfer of $20.1 million of investment securities available for sale at par (fair value of $12.6 million on transfer date) to investment securities held to maturity, and amortization of net purchase price premiums of $1.9 million.

Investment securities held to maturity were $15.8 million as of December 31, 2008, as compared to $6.0 million at December 31, 2007. This increase is principally attributable to the transfer of $12.6 million of investment securities available for sale to investment securities held to maturity, offset by paydowns and maturities of investment securities held to maturity of $1.7 million and OTTI charges of $1.2 million.

The following table presents the available for sale and held to maturity investment securities portfolio by major type as of December 31 for each of the last three years:

Summary of Investment Securities

As of December 31,
(in thousands)

	December 31,		
	2008	2007	2006
AVAILABLE-FOR-SALE:			
U.S. Treasury and agencies	$ 31,226	$ 158,432	$193,134
Mortgage-backed securities and collateralized mortgage obligations	1,025,295	672,344	362,882
Obligations of states and political subdivisions	179,585	169,994	110,219
Other debt securities	634	967	973
Investments in mutual funds and other equity securities	1,972	49,019	47,979
	$1,238,712	$1,050,756	$715,187
HELD-TO-MATURITY:			
Obligations of states and political subdivisions	$ 4,166	$ 5,403	$ 8,015
Mortgage-backed securities and collateralized mortgage obligations	11,496	227	372
Other investment securities	150	375	375
	$ 15,812	$ 6,005	$ 8,762

The following table presents information regarding the amortized cost, fair value, average yield and maturity structure of the investment portfolio at December 31, 2008.

Investment Securities Composition*
December 31, 2008
(dollars in thousands)

	Amortized Cost	Fair Value	Average Yield
U.S. TREASURY AND AGENCIES			
One year or less	$ 20,114	$ 20,168	2.47%
One to five years	10,498	10,813	3.22%
Five to ten years	219	245	3.68%
	30,831	31,226	2.74%
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS			
One year or less	14,544	14,588	4.09%
One to five years	53,841	55,047	3.71%
Five to ten years	77,981	80,436	3.97%
Over ten years	34,766	33,613	4.05%
	181,132	183,684	3.92%
OTHER DEBT SECURITIES			
Over ten years	884	634	10.72%
Serial maturities	1,011,651	1,029,425	5.37%
Other investment securities	2,109	2,122	4.30%
Total securities	$1,226,607	$1,247,091	5.09%

*Weighted average yields are stated on a federal tax-equivalent basis of 35%. Weighted average yields for available for sale investments have been calculated on an amortized cost basis.

The mortgage-related securities in "Serial Maturities" in the table above include both pooled mortgage-backed issues and high-quality collaterized mortgage obligation structures, with an average duration of 4.9 years. These mortgage-related securities provide yield spread to U.S. Treasury or agency securities; however, the cash flows arising from them can be volatile due to refinancing of the underlying mortgage loans.

The equity security in "Other Investment Securities" in the table above at December 31, 2008 principally represents an investment in a Community Reinvestment Act investment fund comprised largely of mortgage-related securities, although funds may also invest in municipal bonds, money market accounts or asset-backed securities.

During the third quarter of 2008, the Bank initiated a redemption-in-kind of shares owned in an intermediate mortgage fund, and received its proportionate share of the underlying securities within the fund. As of the date of the redemption, the book value of the fund was $28.6 million with a market value of $20.7 million, resulting in a $7.9 million unrealized loss. The composition of fund's book value included 70% of non-agency mortgage-backed securities and collateralized mortgage obligations, 24% of agency mortgage-backed securities and collateralized mortgage obligations, 2% of U.S. Treasuries and 4% in cash equivalents. Of the $7.9 million unrealized loss, 94% related to the non-agency mortgage-backed securities and collateralized mortgage obligations, and the remainder related to the agency mortgage-backed securities and collateralized mortgage obligations. The transaction was accounted for as a nonmonetary exchange under SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB *Opinion No. 29*. The carrying value of the equity interest in the mortgage fund was allocated to the individual securities. No gain or loss was realized as a result of the redemption.

As part of this redemption in kind, the Company assessed the classification of the underlying securities acquired and elected to classify $12.6 million in non-agency mortgage-backed securities and collateralized mortgage obligations at fair value as investment securities held to maturity. The Company considers the held to maturity classification to be more appropriate because it has the ability and the intent to hold these securities to maturity. The book value of the securities was recorded at fair value as of the date of the transfer, resulting in a discount to par. This discount is being accreted to interest income over the remaining terms of the securities. The related unrealized pretax loss of $7.5 million included in other comprehensive income as of the date of the transfer remains in other comprehensive income and is being amortized as a yield adjustment through earnings over the remaining term of the securities, and will offset the accretion of the discount. No gain or loss was recognized at the time of the classification.

We review investment securities on an ongoing basis for the presence of other-than-temporary ("OTTI") or permanent impairment, taking into consideration current market conditions, fair value in relationship to cost, extent and nature of the change in fair value, issuer rating changes and trends, our ability and intent to hold investments until a recovery of fair value, which may be maturity, and other factors.

In 2008, the Company recorded a $4.2 million OTTI charge within net gain (loss) of investment securities. Charges of $3.8 million related to seven non-agency collateralized mortgage obligations carried as held to maturity and where the default rates and loss severities of the underlying collateral indicate credit losses are expected to occur. These securities were valued by third party pricing services using matrix or model pricing methodologies, and were corroborated by broker indicative bids. The remaining non-agency securities within mortgage-backed securities and collateralized mortgage obligations carried as held to maturity were specifically evaluated for OTTI, and the default rates and loss severities of the underlying collateral indicated that credit losses are not expected to occur. In addition, the Company recorded an OTTI charge of $139,000 related to a collateralized debt obligation that holds trust preferred securities in investments available for sale where default and deferrals on the underlying debt indicate credit losses are expected to occur within the security. An additional $225,000 charge was recognized in the quarter for preferred stock carried as an investment held to maturity. These securities were valued by third party pricing services using matrix or model pricing methodologies. There were no similar charges recorded in 2007 or 2006.

Gross unrealized loss in the available for sale investment portfolio was $3.2 million at December 31, 2008. This consisted primarily of unrealized loss on mortgage backed securities and collateralized mortgage obligations of $1.6 million, unrealized loss on obligations of states and political subdivisions of $1.3 million, and unrealized loss on other debt securities of $250,000. It is expected that these securities will not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates or other market conditions and not credit quality, and because the Bank has the ability and intent to hold these investments until a market price recovery or to maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired. Additional information about the investment securities portfolio is provided in Note 4 of the *Notes to Consolidated Financial Statements* in Item 8 below.

LOANS AND LEASES

Total loans and leases outstanding at December 31, 2008 were $6.1 billion, an increase of $75.7 million, or 1%, from year-end 2007. The growth rate is indicative of the controlled loan growth strategy employed in the current year in response to the current economic climate.

The Bank provides a wide variety of credit services to its customers, including construction loans, commercial lines of credit, secured and unsecured commercial loans, commercial real estate loans, residential mortgage loans, home equity credit lines, consumer loans and commercial leases. Loans are principally made on a secured basis to customers who reside, own property or operate businesses within the Bank's principal market area.

The following table presents the composition of the loan portfolio as of December 31 for each of the last five years:

Loan Portfolio Composition
As of December 31,
(dollars in thousands)

	2008		2007		2006		2005		2004	
Type of Loan	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Real estate secured loans:										
Construction	$ 931,090	15.2%	$1,202,173	19.9%	$1,189,090	22.2%	$ 638,555	16.3%	$ 481,836	13.9%
Mortgage	661,723	10.8%	582,771	9.6%	523,715	9.8%	427,877	10.9%	445,976	12.9%
Commercial and agricultural	3,236,645	52.8%	3,012,743	49.7%	2,649,468	49.4%	2,019,623	51.5%	1,700,634	49.0%
Total real estate loans	4,829,458	78.8%	4,797,687	79.2%	4,362,273	81.4%	3,086,055	78.7%	2,628,446	75.8%
Commercial and agricultural	1,211,167	19.7%	1,169,939	19.3%	924,917	17.2%	753,131	19.3%	733,876	21.2%
Leases	40,155	0.7%	40,207	0.7%	22,870	0.4%	17,385	0.4%	18,351	0.5%
Installment and other	62,044	1.0%	59,091	1.0%	63,262	1.2%	76,128	1.9%	98,406	2.8%
Deferred loan fees, net	(11,450)	-0.2%	(11,289)	-0.2%	(11,460)	-0.2%	(11,068)	-0.3%	(11,175)	-0.3%
Total loans	$6,131,374	100.0%	$6,055,635	100.0%	$5,361,862	100.0%	$3,921,631	100.0%	$3,467,904	100.0%

The following table presents the concentration distribution of our loan portfolio by major type:

Loan Concentrations
As of December 31, 2008 and 2007
(dollars in thousands)

	2008		2007	
	Amount	Percentage	Amount	Percentage
Construction and land development	$ 931,090	15.2%	$1,202,173	19.9%
Farmland	93,533	1.5%	94,687	1.6%
Home equity credit lines	266,107	4.4%	196,895	3.2%
Single family first lien mortgage	204,076	3.3%	200,570	3.3%
Single family second lien mortgage	26,946	0.4%	29,451	0.5%
Multifamily	164,594	2.7%	155,855	2.6%
Commercial real estate	3,143,112	51.3%	2,918,056	48.1%
Total real estate secured	4,829,458	78.8%	4,797,687	79.2%
Commercial and industrial	1,139,441	18.5%	1,108,774	18.3%
Agricultural production	71,726	1.2%	61,165	1.0%
Consumer	36,316	0.6%	37,865	0.6%
Leases	40,155	0.7%	40,207	0.7%
Other	25,728	0.4%	21,226	0.4%
Deferred loan fees, net	(11,450)	-0.2%	(11,289)	-0.2%
Total loans	$6,131,374	100.0%	$6,055,635	100.0%

Commercial, agricultural and construction loans are the most sensitive to interest rate changes. The following table presents the maturity distribution of our commercial and construction loan portfolios and the sensitivity of these loans to changes in interest rates as of December 31, 2008:

Maturities and Sensitivities of Loans to Changes in Interest Rates
(in thousands)

	By Maturity				Loans Over One Year by Rate Sensitivity	
	One Year or Less	One Through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
Commercial and agricultural	$ 655,750	$347,799	$207,618	$1,211,167	$307,833	$247,584
Real estate—construction	722,416	126,431	82,243	931,090	98,763	109,911
	$1,378,166	$474,230	$289,861	$2,142,257	$406,596	$357,495

ASSET QUALITY AND NON-PERFORMING ASSETS

We manage asset quality and control credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Bank's Credit Quality Group is charged with monitoring asset quality, establishing credit policies and procedures and enforcing the consistent application of these policies and procedures across the Bank. The provision for loan and lease losses charged to earnings is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable incurred losses. The amount of provision charge is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, general economic conditions that can impact the value of collateral, and other trends. The evaluation of these factors is performed through an analysis of the adequacy of the allowance for loan and lease losses. Reviews of non-performing, past due loans and larger credits, designed to identify potential charges to the allowance for loan and lease losses, and to determine the adequacy of the allowance, are conducted on a quarterly basis. These reviews consider such factors as the financial strength of borrowers, the value of the applicable collateral, loan loss experience, estimated loan losses, growth in the loan portfolio, prevailing economic conditions and other factors. Additional information regarding the methodology used in determining the adequacy of the allowance for loan and lease losses is contained in Part I Item 1of this report in the section titled *Lending and Credit Functions.*

Non-performing loans, which include non-accrual loans and accruing loans past due over 90 days, totaled $133.4 million or 2.18% of total loans as of December 31, 2008, as compared to $91.1 million, or 1.50% of total loans, at December 31, 2007. Non-performing assets, which include non-performing loans and foreclosed real estate ("other real estate owned"), totaled $161.3 million, or 1.88% of total assets as of December 31, 2008, compared with $98.0 million, or 1.18% of total assets as of December 31, 2007. The increase in non-performing assets in 2008 related primarily to the housing market downturn and its impact on our residential development portfolio.

Loans are classified as non-accrual when collection of principal or interest is doubtful—generally if they are past due as to maturity or payment of principal or interest by 90 days or more—unless such loans are well-secured and in the process of collection. Additionally, all loans that are "impaired" in accordance with SFAS No. 114, *Accounting by Creditors for the Impairment of a Loan,* are considered for non-accrual status. Loans placed on non-accrual will typically remain on non-accrual status until all principal and interest payments are brought current and the prospects for future payments in accordance with the loan agreement appear relatively certain. Foreclosed properties held as other real estate owned are recorded at the lower of the recorded investment in the loan or market value of the property less expected selling costs. Other real estate owned totaled $27.9 million and consisted of thirty-four properties as of December 31, 2008, and totaled $6.9 million and consisted of nine properties as of December 31, 2007. At December 31, 2008, one property with a carrying value of $10.0 million is subject to a sales contract, but is accounted for under the deposit method and continues to be reported as other real estate owned pursuant to SFAS No. 66, *Accounting for Sales of Real Estate.*

The Company has written down impaired, non-accrual loans as of December 31, 2008 to their estimated net realizable value, based on disposition value, and are expected to be resolved over the coming quarters with no additional material loss. Depending on the characteristics of a loan, the fair value of collateral is estimated by obtaining external appraisals. The following table summarizes our non-performing assets as of December 31 for each of the last five years.

Non-Performing Assets
As of December 31,
(dollars in thousands)

	2008	2007	2006	2005	2004
Loans on non-accrual status	$127,914	$81,317	$ 8,629	$ 5,953	$21,836
Loans past due 90 days or more and accruing	5,452	9,782	429	487	737
Total non-performing loans	133,366	91,099	9,058	6,440	22,573
Other real estate owned	27,898	6,943	—	1,123	979
Total non-performing assets	$161,264	$98,042	$ 9,058	$ 7,563	$23,552
Allowance for loan and lease losses	$ 95,865	$84,904	$60,090	$43,885	$44,229
Reserve for unfunded commitments	983	1,182	1,313	1,601	1,338
Allowance for credit losses	$ 96,848	$86,086	$61,403	$45,486	$45,567
ASSET QUALITY RATIOS:					
Non-performing assets to total assets	1.88%	1.18%	0.12%	0.14%	0.48%
Non-performing loans to total loans	2.18%	1.50%	0.17%	0.16%	0.65%
Allowance for loan and lease losses to total loans	1.56%	1.40%	1.12%	1.12%	1.28%
Allowance for credit losses to total loans	1.58%	1.42%	1.15%	1.16%	1.31%
Allowance for credit losses to total non-performing loans	73%	94%	678%	706%	202%

The following table summarizes our non-performing assets by region as of December 31, 2008:

Non-Performing Assets by Region
(in thousands)

	December 31, 2008		
	Oregon/ Washington	California	Total
Loans on nonaccrual status	$53,681	$74,233	$127,914
Loans past due 90 days or more and accruing	4,399	1,053	5,452
Total non-performing loans	58,080	75,286	133,366
Other real estate owned	18,271	9,627	27,898
Total non-performing assets	$76,351	$84,913	$161,264

Our residential development loan portfolio, a subset of the construction and development category, has been adversely impacted by the housing market downturn. As a result, the Company has focused it efforts to reduce our exposure to this segment. The following table presents a geographic distribution of the residential development portfolio during 2008 by quarter:

Residential Development Loans
(dollars in thousands)

	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Change Since December 31, 2007
Northwest Oregon	$237,780	$201,368	$ 158,588	$ 152,686	$134,506	-43%
Central Oregon	57,933	56,346	51,594	37,213	31,186	-46%
Southern Oregon	50,437	48,220	44,781	38,048	33,850	-33%
Washington	45,206	42,519	36,324	34,327	27,531	-39%
Greater Sacramento	167,245	146,140	135,648	126,629	109,181	-35%
Northern California	115,604	87,424	74,730	66,414	47,905	-59%
Total	$674,205	$582,017	$ 501,665	$ 455,317	$ 384,159	-43%
Percentage of total loan portfolio	11%	10%	8%	7%	6%	
Quarterly change amount		$ (92,188)	$ (80,352)	$ (46,348)	$ (71,158)	
Quarterly change percentage		-14%	-14%	-9%	-16%	
Year-to-date change amount		$ (92,188)	$(172,540)	$(218,888)	$(290,046)	
Year-to-date change percentage		-14%	-26%	-32%	-43%	

The majority of our non-accrual loans throughout the year were concentrated in our residential development loan portfolio. At December 31, 2008, $87.2 million, or 68%, of the total $127.9 million of non-accrual loans were residential development loans. The following table presents a geographic distribution of the non-accrual residential development loans during 2008 by quarter:

Residential Development Non-accrual Loans
(dollars in thousands)

	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Change Since December 31, 2007
Northwest Oregon	$ —	$ 6,056	$ 4,366	$10,244	$ 18,720	NM
Central Oregon	4,897	4,897	2,050	4,208	15,846	224%
Southern Oregon	—	531	4,503	5,488	4,583	NM
Washington	13,775	9,167	5,645	4,235	648	-95%
Greater Sacramento	41,315	24,224	32,188	40,376	33,374	-19%
Northern California	—	5,037	22,744	18,438	14,041	NM
Total	$ 59,987	$ 49,912	$71,496	$82,989	$ 87,212	45%
Percentage of non-accrual loans	74%	70%	76%	74%	68%	
Quarterly change amount		$(10,075)	$21,584	$11,493	$ 4,223	
Quarterly change percentage		-17%	43%	16%	5%	
Year-to-date change amount		$(10,075)	$11,509	$23,002	$ 27,225	
Year-to-date change percentage		-17%	19%	38%	45%	

NM - Not meaningful

At December 31, 2008, $38.2 million of loans were classified as restructured as compared to no loans at December 31, 2007. The restructurings were granted in response to borrower financial difficulty, and generally provide for a temporary modification of loan repayment terms. The Company has obligations to lend $4.4 million of additional to funds to the restructured loans as of December 31, 2008, which primarily relates to one residential development project. While all of the restructured loans as of

December 31, 2008 were classified as impaired, only $14.6 million were placed on non-accrual. The $23.6 million of restructured loans on accrual status represent the only impaired loans accruing interest at December 31, 2008.

A further decline in the economic conditions in our general market areas or other factors could adversely impact individual borrowers or the loan portfolio in general. Accordingly, there can be no assurance that loans will not become 90 days or more past due, become impaired or placed on non-accrual status, restructured or transferred to other real estate owned in the future.

Additional information about the loan portfolio is provided in Note 5 of the *Notes to Consolidated Financial Statements* in Item 8 below.

ALLOWANCE FOR LOAN AND LEASE LOSSES AND RESERVE FOR UNFUNDED COMMITMENTS

The allowance for loan and lease losses ("ALLL") totaled $95.9 million and $84.9 million at December 31, 2008 and 2007, respectively. The increase in the allowance for loan and lease losses as of December 31, 2008 is principally attributable to an increase in provision for loan and lease losses in excess of charge-offs.

The following table sets forth the allocation of the allowance for loan and lease losses:

Allowance for loan and lease losses Composition
As of December 31,
(in thousands)

	2008	2007	2006	2005	2004
Commercial	$23,104	$19,513	$14,161	$11,230	$12,334
Real estate	63,685	60,840	44,179	30,137	29,464
Loans to individuals and overdrafts	484	504	603	669	1,126
Unallocated	8,592	4,047	1,147	1,849	1,305
Allowance for loan and lease losses	$95,865	$84,904	$60,090	$43,885	$44,229

The unallocated portion of ALLL provides for coverage of credit losses inherent in the loan portfolio but not captured in the credit loss factors that are utilized in the risk rating-based component, or in the specific impairment reserve component of the allowance for loan and lease losses, and acknowledges the inherent imprecision of all loss prediction models. The increase in unallocated ALLL in the current year reflects management's evaluation of the existing general business and economic conditions, and declining credit quality and collateral value trends in the residential housing segment. The ALLL composition should not be interpreted as an indication of specific amounts or loan categories in which future charge-offs may occur.

The following table provides a summary of activity in the ALLL by major loan type for each of the five years ended December 31:

Activity in the Allowance for loan and lease losses
Years Ended December 31,
(dollars in thousands)

	2008	2007	2006	2005	2004
Balance at beginning of year	$ 84,904	$ 60,090	$ 43,885	$ 44,229	$ 25,352
Loans charged off:					
Real estate	(89,218)	(21,340)	(734)	(132)	(42)
Commercial	(9,958)	(2,030)	(2,135)	(6,538)	(5,244)
Consumer and other	(1,876)	(1,360)	(1,336)	(1,082)	(1,143)
Total loans charged off	(101,052)	(24,730)	(4,205)	(7,752)	(6,429)
Recoveries:					
Real Estate	2,676	1,250	897	32	292
Commercial	1,018	785	1,916	4,344	1,292
Consumer and other	641	701	818	564	360
Total recoveries	4,335	2,736	3,631	4,940	1,944
Net charge-offs	(96,717)	(21,994)	(574)	(2,812)	(4,485)
Addition incident to mergers	—	5,078	14,227	—	17,257
Reclassification(1)	—	—	—	—	(1,216)
Provision charged to operations	107,678	41,730	2,552	2,468	7,321
Balance at end of year	$ 95,865	$ 84,904	$ 60,090	$ 43,885	$ 44,229
Ratio of net charge-offs to average loans	1.58%	0.38%	0.01%	0.08%	0.17%
Ratio of provision to average loans	1.76%	0.72%	0.05%	0.07%	0.27%
Recoveries as a percentage of charge-offs	4.29%	11.06%	86.35%	63.73%	30.24%

(1) Reflects amount of allowance related to unfunded commitments, which was reclassified during the third quarter of 2004.

The increase in the ALLL as of December 31, 2008 is primarily a result of the increase in the provision for loan and lease losses in 2008. The increase in the provision for loan and lease losses is a result of several factors. The significant slowdown in the housing industry, which has affected our residential development portfolio, has resulted in downgrades within the portfolio, an increase in non-performing loans, and an increase in loans charged-off during the year. Downgrades within the portfolio have increased our classified credit balances resulting in a higher risk rating-based component of the allowance for loan and lease losses. Non-performing loans have increased due to the identification of impaired loans that have been placed on non-accrual status. All non-accrual loans are individually evaluated for impairment. Prior to the second quarter of 2008, the Company would establish reserves within the allowance for loan and leases losses for these impairments and would recognize the charge-off of an impairment reserve when the loan was resolved, sold, or foreclosed and transferred to other real estate owned. Due to declining real estate values in our markets, it is increasingly likely that an impairment reserve on collateral dependent real estate loans represent a confirmed loss. As a result, beginning in the second quarter of 2008, the Company began recognizing the charge-off of impairment reserves on impaired loans in the period it arises for collateral dependent loans. This process has increased the amount of charge-offs recognized in 2008. Of the $101.1 million in charge-offs year-to-date, $69.1 million are residential development related. Additional discussion on the increase in provision for loan and lease losses is provided under the heading *Provision for Loan and Lease Losses* above.

The following table presents a summary of activity in the reserve for unfunded commitments ("RUC"):

Summary of Reserve for Unfunded Commitments Activity
Years Ended December 31,
(in thousands)

	2008	2007	2006
Balance, beginning of year	$1,182	$1,313	$1,601
Acquisition	—	134	382
Net decrease credited to other expenses	(199)	(265)	(670)
Balance, end of year	$ 983	$1,182	$1,313

We believe that the ALLL and RUC at December 31, 2008 are sufficient to absorb losses inherent in the loan portfolio and credit commitments outstanding as of that date, respectively, based on the best information available. This assessment, based in part on historical levels of net charge-offs, loan growth, and a detailed review of the quality of the loan portfolio, involves uncertainty and judgment; therefore, the adequacy of the ALLL and RUC cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review.

MORTGAGE SERVICING RIGHTS

The following table presents the key elements of our mortgage servicing rights asset as of December 31, 2008, 2007 and 2006:

Summary of Mortgage Servicing Rights
Years Ended December 31,
(dollars in thousands)

	2008	2007	2006
Balance, beginning of year(1)	$ 10,088	$ 9,952	$ 10,890
Additions for new mortgage servicing rights capitalized	2,694	892	1,487
Changes in fair value:			
Due to changes in model inputs or assumptions(2)	(1,270)	595	—
Other(3)	(3,307)	(1,351)	—
Amortization of servicing rights	—	—	(1,198)
Impairment charge	—	—	(1,227)
Balance, end of year	$ 8,205	$ 10,088	$ 9,952
Balance of loans serviced for others	$955,494	$870,680	$955,444
MSR as a percentage of serviced loans	0.86%	1.16%	1.04%

(1) Represents fair value as of December 31, 2007 and 2006 and amortized cost as of December 31, 2005. The fair value as of December 31, 2005 was $10.9 million.

(2) Principally reflects changes in discount rates and prepayment speed assumptions, which are primarily affected by changes in interest rates.

(3) Represents changes due to collection/realization of expected cash flows over time.

As of December 31, 2008, we serviced residential mortgage loans for others with an aggregate outstanding principal balance of $955.5 million for which servicing assets have been recorded. Prior to the adoption of SFAS No.156 on January 1, 2007, the servicing asset recorded at the time of sale was amortized over the term of, and in proportion to, net servicing revenues.

Subsequent to adoption, the mortgage servicing rights are adjusted to fair value quarterly with the change recorded in mortgage banking revenue.

The value of mortgage servicing rights is impacted by market rates for mortgage loans. Historically low market rates can cause prepayments to increase as a result of refinancing activity. To the extent loans are prepaid sooner than estimated at the time servicing assets are originally recorded, it is possible that certain mortgage servicing rights assets may decrease in value. Generally, the fair value of our mortgage servicing rights will increase as market rates for mortgage loans rise and decrease if market rates fall.

In the fourth quarter of 2007, the Company began using derivative instruments to hedge the risk of changes in the fair value of MSR due to changes in interest rates. Starting in late February 2008 and continuing into March 2008, the bond markets experienced extraordinary volatility. This volatility resulted in widening spreads and price declines on the derivative instruments that were not offset by corresponding gains in the MSR asset. As a result, a $2.4 million charge was recognized within mortgage banking revenue in the first quarter of 2008. In March, the Company suspended the MSR hedge, given the continued volatility.

GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, 2008, we had goodwill and other intangible assets of $722.0 million and $35.8 million, respectively, as compared to $723.3 million and $41.6 million, respectively, at year-end 2007. Intangible assets with definite useful lives are amortized to their estimated residual values over their respective estimated useful lives, and are also reviewed for impairment. The decrease to other intangible assets is a result of scheduled amortization. We amortize other intangible assets on an accelerated or straight-line basis over an estimated ten to fifteen year life. No impairment losses separate from the scheduled amortization have been recognized in connection with other intangible assets since their initial recognition.

Goodwill and other intangible assets with indefinite lives are not amortized but instead are periodically tested for impairment. Management performs a goodwill impairment analysis on a quarterly basis. This impairment test involves a two-step process. The first step compares the fair value of a reporting unit (e.g. Retail Brokerage and Community Banking) to its carrying value. If the reporting unit's fair value is less than its carrying value, the Company would be required to proceed to the second step. In the second step the Company calculates the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. The estimated fair value of the Company is allocated to all of the Company's assets and liabilities, including any unrecognized identifiable intangible assets, as if the Company had been acquired in a business combination and the estimated fair value of the reporting unit is the price paid to acquire it. The allocation process is performed only for purposes of determining the amount of goodwill impairment. No assets or liabilities are written up or down, nor are any additional unrecognized identifiable intangible assets recorded as a part of this process. Any excess of the estimated purchase price over the fair value of the reporting unit's net assets represents the implied fair value of goodwill. If the carrying amount of the goodwill is greater than the implied fair value of that goodwill, an impairment loss would be recognized as a charge to earnings in an amount equal to that excess.

The decrease in goodwill in the current year is principally attributable to a $1.0 million impairment loss relating to the Retail Brokerage operating segment. This charge resulted from the Company's evaluation following the departure of certain Strand financial advisors. The valuation of the impairment at the Retail Brokerage operating segment was determined using an income approach by discounting cash flows of forecasted earnings. The key assumptions used to estimate the fair value of each reporting unit include earnings forecasts for five years, a terminal value based on expected future growth rates, and a discount rate reflective of current market conditions. The ending carrying value of the Retail Brokerage segment's goodwill was $2.7 million as of December 31, 2008.

The remaining balance of goodwill is associated with our Community Banking operating segment. Management utilizes a variety of valuation techniques to analyze and measure the estimated fair value of reporting units under both the income and market valuation approach. Under the income approach, the fair value of the reporting unit is determined by projecting future earnings for five years, utilizing a terminal value based on expected future growth rates, and applying a discount rate reflective of current market conditions. The estimation of forecasted earning uses management's best estimates of economic and market conditions over the projected periods and considers estimated growth rates in loans and deposits and future expected changes in net interest margins. Various market-based valuation approaches are utilized and include applying market price to earnings, core deposit premium, and tangible book value multiples as observed from relevant, comparable peer companies of the reporting unit. Management also valued the reporting unit by applying an estimated control premium to the market capitalization as of December 31, 2008. Weightings are assigned to each of the aforementioned model results, judgmentally allocated based on the observability and reliability of the inputs, to arrive at a final fair value estimate of the reporting unit. To validate management's assumptions and models, the Company engaged an independent valuation specialist to assist us in determining whether and to what extent our goodwill asset was impaired. The specialist utilized similar valuation techniques as explained above to value the fair value of the reporting unit. Both the Company's and valuation specialist's step one impairment test results indicated that the reporting unit's fair value was less than its carrying value.

The external valuation specialist assisted management's analysis under step two of the goodwill impairment test. Under this approach, the specialist calculated the fair value for its unrecognized identifiable intangible assets, such as the core deposit intangible and trade name, as well as the remaining assets and liabilities of the reporting unit. Fair value adjustments to items on the balance sheet primarily related to investment securities held to maturity, loans, other real estate owned, deferred taxes, deposits, term debt, and junior subordinated debentures. The most significant adjustment made was to adjust the carrying value of the Company's loans receivable portfolio to fair value. The loan portfolio was stratified into sixty-eight loan pools that shared common characteristics, namely loan type, payment terms, and whether the loans were performing or non-performing. Each loan pool was discounted at a rate that considers current market interest rates, credit risk, and assumed liquidity premiums required based upon the nature of the underlying pool. Due to the disruption in the financial markets experience during the year, the liquidity premium reflects the reduction in demand in the secondary markets for all grades of non-conforming credit, including those that are performing. Liquidity premiums for individual loan categories generally ranged from 4.6% for performing loans to 30% for construction and non-performing loans.

Based on the results of the step two impairment test, management determined that the implied fair value of the goodwill was greater than its carrying amount on the Company's balance sheet and no goodwill impairment existed as of December 31, 2008 in the Community Banking segment. There were no other impairments on goodwill or other intangible assets at any reporting unit for the years ended December 31, 2007 or 2006.

If the Company's common stock price declines or continues to trade below book value per common share, or should general economic conditions deteriorate further or remain depressed for a prolonged period of time, particularly in the financial industry, the Company may be required to recognize an impairment of all, or some portion of, its goodwill. It is possible that changes in circumstances, existing at the measurement date or at other times in the future, or changes in the numerous estimates associated with management's judgments, assumptions and estimates made in assessing the fair value of our goodwill, such as valuation multiples, discount rates, or projected earnings, could result in an impairment charge in future periods. Impairment charges, if any, may be material to the Company's results of operations and financial position. However, any potential future impairment charge will have no effect on the Company's or the Bank's cash balances, liquidity, or regulatory capital ratios.

The inputs management utilizes to estimate the fair value of a reporting unit in step one of the goodwill impairment test, and estimating the fair values of the underlying assets and liabilities of a reporting unit in the second step of the goodwill impairment test, may require management to make significant judgments, assumptions and estimates where observable market may not readily exist. Such inputs include, but are not limited to, trading multiples from comparable transactions, control premiums, the value that may arise from synergies and other benefits that would accrue from control over an entity, and the appropriate rates to discount projected cash flows. Additionally, there may be limited current market inputs to value certain assets or liabilities, particularly loans and junior subordinated debentures. These valuation inputs are considered to be Level 3 inputs. Additional information regarding our estimate of fair value for financial instruments and other disclosures relating to fair value measurements is included in Note 22 of the *Notes to Consolidated Financial Statements* in Item 8 below.

Management will continue to monitor the relationship of the Company's market capitalization to both its book value and tangible book value, which management attributes to both financial services industry-wide and Company specific factors, and to evaluate the carrying value of goodwill and other intangible assets. Additional information regarding our accounting for goodwill and other intangible assets is included in Notes 1, 2 and 8 of the *Notes to Consolidated Financial Statements* in Item 8 below.

DEPOSITS

Total deposits were $6.6 billion at December 31, 2008, representing a decrease of $391,000 from the prior year-end. As a result of the continued housing downturn, the Company has experienced a decline in title company and 1031 exchange customer deposit account balances of $282 million. However, these deposits were replaced with growth in consumer and small business deposit relationships. Despite the increased competitive pressures to build deposits in light of the current recessionary economic climate, management attributes the ability to maintain our overall deposit base and grow certain lines of business to ongoing business development and marketing efforts in our service markets. Information on average deposit balances and average rates paid is included under the *Net Interest Income* section of this report. Additional information regarding interest-bearing deposits is included in Note 11 of the *Notes to Consolidated Financial Statements* in Item 8 below.

The following table presents the deposit balances by major category as of December 31:

Deposits
As of December 31,
(dollars in thousands)

	2008		2007	
	Amount	Percentage	Amount	Percentage
Non-interest bearing	$1,254,079	19%	$1,272,872	19%
Interest bearing demand	752,931	11%	820,122	12%
Savings and money market	2,335,158	36%	2,538,252	40%
Time, $100,000 or greater	1,232,265	19%	1,138,538	17%
Time, less than $100,000	1,014,502	15%	819,542	12%
Total	$6,588,935	100%	$6,589,326	100%

The following table presents the scheduled maturities of time deposits of $100,000 and greater as of December 31, 2008:

Maturities of Time Deposits of $100,000 and Greater

(in thousands)	
Three months or less	$ 485,112
Three months to six months	316,001
Six months to one year	316,720
Over one year	114,432
Total	$1,232,265

On January 16, 2009, the Washington Department of Financial Institutions closed the Bank of Clark County, Vancouver, Washington, and appointed the Federal Deposit Insurance Corporation ("FDIC") as its receiver. The FDIC entered into a purchase and assumption agreement with Umpqua Bank to assume certain assets and the insured non-brokered deposit balances at no premium. Additional information regarding this transaction is included in Note 28 of the *Notes to Condensed Consolidated Financial Statements.*

BORROWINGS

At December 31, 2008, the Bank had outstanding $47.6 million of securities sold under agreements to repurchase and no outstanding federal funds purchased balances. Additional information regarding securities sold under agreements to repurchase and federal funds purchased is provided in Notes 12 and 13 of *Notes to Consolidated Financial Statements* in Item 8 below.

At December 31, 2008, the Bank had outstanding term debt of $206.5 million primarily with the Federal Home Loan Bank ("FHLB"). The $132.6 million increase in FHLB advances and $11.3 million increase in securities sold under agreements to repurchase were offset in part by the $69.5 million decrease in federal funds purchased. Advances from the FHLB amounted to $205.9 million of the total and are secured by investment securities and residential mortgage loans. The FHLB advances outstanding at December 31, 2008 had fixed interest rates ranging from 3.07% to 7.44% and $130.0 million, or 63%, mature prior to December 31, 2009, while another $75.0 million, or 36%, mature prior to December 31, 2010. Management expects continued use of FHLB advances as a source of short and long-term funding. Additional information regarding term debt is provided in Note 14 of *Notes to Consolidated Financial Statements* in Item 8 below.

JUNIOR SUBORDINATED DEBENTURES

We had junior subordinated debentures with carrying values of $196.2 million and $236.4 million, respectively, at December 31, 2008 and 2007.

At December 31, 2008, approximately $219.6 million, or 95% of the total issued amount, had interest rates that are adjustable on a quarterly basis based on a spread over LIBOR. Interest expense for junior subordinated debentures decreased in 2008 as compared to 2007, primarily resulting from decreases in short-term market interest rates and LIBOR. Interest expense for junior subordinated debentures increased in 2007 over 2006. This increase in expense resulted from the issuance of $61.9 million of junior subordinated debentures in the second half of 2007 partially offset by decreases in short-term market interest rates and LIBOR. Although increases in short-term market interest rates will increase the interest expense for junior subordinated debentures, we believe that other attributes of our balance sheet will serve to mitigate the impact to net interest income on a consolidated basis.

Effective January 1, 2007, the Company adopted SFAS No. 159 allowing us to measure certain financial assets and liabilities at fair value. Umpqua selected the fair value measurement option for certain pre-existing junior subordinated debentures of $97.9 million (the Umpqua Statutory Trusts) as of the adoption date. The remaining junior subordinated debentures as of the adoption date were acquired through business combinations and were measured at fair value at the time of acquisition. In 2007 the Company issued two series of trust preferred securities and elected to measure each instrument at fair value. Accounting for junior subordinated debentures originally issued by the Company at fair value enables us to more closely align our financial performance with the economic value of those liabilities. Additionally, we believe it improves our ability to manage the market and interest rate risks associated with the junior subordinated debentures. The junior subordinated debentures measured at fair value and amortized cost have been presented as separate line items on the balance sheet.

The fair value of junior subordinated debentures is estimated using a discounted cash flow model. The future cash flows of these instruments are extended to the next available redemption date or maturity date as appropriate based upon the spreads of recent issuances or quotes from brokers for comparable bank holding companies compared to the contractual spread of each junior subordinated debenture measured at fair value. The significant inputs utilized in the estimation of fair value of these instruments is the credit risk adjusted spread and three month LIBOR. Generally, an increase in the credit risk adjusted spread and/or a decrease in the three month LIBOR will result in positive fair value adjustments. Conversely, a decrease in the credit risk adjusted spread and/or an increase in the three month LIBOR will result in positive fair value adjustments. For additional assurance, we obtained valuations from a third party pricing service to validate the results of our model.

Prior to the third quarter of 2008, we utilized a credit risk adjusted spread that was based upon recent issuances or quotes from brokers for comparable bank holding companies as of the date of valuation, and we considered this to be a Level 2 input. Due to the increasing and credit concerns in the capital markets and inactivity in the trust preferred markets that have limited the observability of market spreads, we have classified this as a Level 3 fair value measure in the third quarter of the current year. Management believes that the credit risk adjusted spread utilized is still indicative of those that would be used by market participants. Additional information regarding junior subordinated debentures measured at fair value and SFAS No. 157, is included in Note 22 of the *Notes to Consolidated Financial Statements* in Item 8 below.

All of the debentures issued to the Trusts, less the common stock of the Trusts, qualified as Tier 1 capital as of December 31, 2008, under guidance issued by the Board of Governors of the Federal Reserve System. Additional information regarding the terms of the junior subordinated debentures, including maturity/redemption dates, interest rates and the adoption of SFAS No. 159, is included in Note 15 of the *Notes to Consolidated Financial Statements* in Item 8 below.

LIQUIDITY AND CASH FLOW

The principal objective of our liquidity management program is to maintain the Bank's ability to meet the day-to-day cash flow requirements of our customers who either wish to withdraw funds or to draw upon credit facilities to meet their cash needs.

We monitor the sources and uses of funds on a daily basis to maintain an acceptable liquidity position. In addition to liquidity from core deposits and the repayments and maturities of loans and investment securities, the Bank can utilize established uncommitted federal funds lines of credit, sell securities under agreements to repurchase, borrow on a secured basis from the FHLB or issue brokered certificates of deposit.

The Bank had available lines of credit with the FHLB totaling $1.6 billion at December 31, 2008 subject to certain collateral requirements, namely the amount of pledged loans and investment securities. The Bank had uncommitted federal funds line of credit agreements with additional financial institutions totaling $190.0 million at December 31, 2008. Availability of the lines is subject to federal funds balances available for loan and continued borrower eligibility. These lines are intended to support short-term liquidity needs, and the agreements may restrict the consecutive day usage.

The Company is a separate entity from the Bank and must provide for its own liquidity. Substantially all of the Company's revenues are obtained from dividends declared and paid by the Bank. In 2008, the Bank paid the Company $52.5 million in dividends to fund regular operations. There are statutory and regulatory provisions that could limit the ability of the Bank to pay dividends to the Company. We believe that such restrictions will not have an adverse impact on the ability of the Company to fund its quarterly cash dividend distributions to shareholders, when approved, and meet its ongoing cash obligations, which consist principally of debt service on the $230.1 million (issued amount) of outstanding junior subordinated debentures. As of December 31, 2008, the Company did not have any borrowing arrangements of its own.

Additional discussion related to liquidity related risks given the current economic climate is provided in Item 1A *Risk Factors* above.

As disclosed in the *Consolidated Statements of Cash Flows* in Item 8 of this report, net cash provided by operating activities was $146.5 million during 2008. The principal source of cash provided by operating activities was net income. The difference between cash provided by operating activities and net income largely consisted of non-cash items including a $107.7 million provision for loan and lease losses, partially offset by the $38.9 million gain on junior subordinated debentures carried at fair value. Net cash of $377.5 million used in investing activities consisted principally of $207.1 million of net loan growth and purchases of investment securities available for sale of $811.9 million, offset by proceeds from investment securities of $637.6 million. The $243.6 million of cash provided by financing activities primarily consisted of $345.0 million increase in term debt borrowings, $11.3 million increase in securities sold under agreements to repurchase, and $214.1 million from the issuance of preferred stock and warrants to the U.S. Treasury under the Capital Purchase Plan, offset by a $69.5 million decrease in Federal funds purchased, repayment of $212.3 million in term debt borrowings, and $45.8 million in dividend payments.

OFF-BALANCE-SHEET ARRANGEMENTS

Information regarding Off-Balance-Sheet Arrangements is included in Note 17 and Note 18 of the *Notes to Consolidated Financial Statements.*

The following table presents a summary of significant contractual obligations extending beyond one year as of December 31, 2008 and maturing as indicated:

Future Contractual Obligations
As of December 31, 2008
(in thousands)

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Term debt	$130,000	$75,000	$ 906	$ 504	$206,410
Junior subordinated debentures(1)	—	—	—	230,061	230,061
Operating leases, net of subleases	10,383	18,989	14,697	25,863	69,932
Other long-term liabilities(2)	2,989	4,515	3,925	38,404	49,833
Total contractual obligations	$143,372	$98,504	$19,528	$294,832	$556,236

(1) Represents the issued amount of all junior subordinated debentures.
(2) Includes maximum payments related to employee benefit plans, assuming all future vesting conditions are met. Additional information about employee benefit plans is provided in Note 16 of the *Notes to Consolidated Financial Statements* in Item 8 below.

The table above does not include deposit liabilities, interest payments or purchase accounting adjustments related to term debt or junior subordinated debentures.

Although we expect the Bank's and the Company's liquidity positions to remain satisfactory during 2009, there is significant competition for bank deposits. It is possible that our deposit growth for 2009 may not be maintained at previous levels due to increased pricing pressure or, in order to generate deposit growth, our pricing may need to be adjusted in a manner that results in increased interest expense on deposits.

CONCENTRATIONS OF CREDIT RISK

Information regarding Concentrations of Credit Risk is included in Notes 3, 5, and 17 of the *Notes to Consolidated Financial Statements.*

CAPITAL RESOURCES

Shareholders' equity at December 31, 2008 was $1.5 billion, an increase of $247.1 million, or 20%, from December 31, 2007. The increase in shareholders' equity during 2008 was principally due to the issuance of $214.2 million of preferred stock and detachable warrants to the U.S. Treasury pursuant to Umpqua's participation in the CPP, common shares issued in connection with stock plans and related tax benefit of $1.0 million, unrealized gains on investment securities of $14.5 million, and retention of $13.6 million, or approximately 27%, of net income for the year.

The Federal Reserve Board has in place guidelines for risk-based capital requirements applicable to U.S. banks and bank/financial holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulation, associated with various categories of assets, both on and off-balance sheet. Under the guidelines, capital strength is measured in two tiers, which are used in conjunction with risk-adjusted assets to determine the risk-based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 4% must be Tier I capital. Our consolidated Tier I capital, which consists of shareholders' equity and qualifying trust-preferred securities, less other comprehensive income, goodwill, other intangible assets, disallowed servicing assets and disallowed deferred tax assets, totaled $952.7 million at December 31, 2008. Tier II capital components include all, or a portion of, the allowance for loan and lease losses and the portion of trust preferred securities in excess of Tier I statutory limits. The total of Tier I capital plus Tier II capital components is referred to as Total Risk-Based Capital, and was $1.04 billion at December 31, 2008. The percentage ratios, as calculated under the guidelines, were 13.37% and 14.62% for Tier I and Total Risk-Based Capital, respectively, at December 31, 2008.

A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as period-end shareholders' equity and qualifying trust preferred securities, less other comprehensive income, goodwill and deposit-based intangibles, divided by average assets as adjusted for goodwill and other intangible assets. Although a minimum leverage ratio of 4% is required for the highest-rated financial holding companies that are not undertaking significant expansion programs, the Federal Reserve Board may require a financial holding company to maintain a leverage ratio greater than 4% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve Board. The Federal Reserve Board uses the leverage and risk-based capital ratios to assess capital adequacy of banks and financial holding companies. Our consolidated leverage ratios at December 31, 2008 and 2007 were 12.38%, and 9.24%, respectively. As of December 31, 2008, the most recent notification from the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's regulatory capital category.

At December 31, 2008, all three of the capital ratios of the Bank exceeded the minimum ratios required by federal regulation. Management monitors these ratios on a regular basis to ensure that the Bank remains within regulatory guidelines. Further information regarding the actual and required capital ratios is provided in Note 21 of the *Notes to Consolidated Financial Statements* in Item 8 below.

During the first, second and third quarters of 2008, Umpqua's Board of Directors declared a quarterly cash dividend of $0.19 per share. For the fourth quarter of 2008 the Board declared a quarterly cash dividend of $0.05. This decrease was made pursuant to our existing dividend policy and in consideration of, among other things, earnings, regulatory capital levels, the overall payout ratio and expected asset growth. The payment of cash dividends is subject to regulatory limitations as described under the *Supervision and Regulation* section of Part I of this report.

On November 14, 2008, we issued 214,181 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, with an aggregate liquidation preference of $214.2 million, or $1,000 per share, to the United State Department of the Treasury ("U.S. Treasury") pursuant to the TARP Capital Purchase Program. The preferred stock will bear cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter, in each case, applied to the $1,000 per share liquidation preference, but will only be paid when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Dividend payments are payable quarterly in arrears on the 15th day of February, May, August and November of each year.

In connection with the issuance and sale of the preferred stock , the Company entered into a Letter Agreement including the Securities Purchase Agreement – Standard Terms (the "Agreement") with the U.S. Treasury. The Agreement contains certain limitations on the payment of quarterly cash dividends on the Company's common stock in excess of $0.19 per share, and on the Company's ability to repurchase its common stock. The preferred stock has no maturity date and ranks senior to our common stock with respect to the payment of dividends and distribution of amounts payable upon liquidation, dissolution and winding up of the Company. The preferred stock has no general voting or participation rights, and no sinking fund requirements. In the event dividends on the preferred stock are not paid full for six dividend periods, whether or not consecutive, the preferred stock holders will have the right to elect two directors. Additional information about preferred stock is included in Note 19 of the *Notes to Consolidated Financial Statements* in Item 8 below.

There is no assurance that future cash dividends on common shares will be declared or increased. The following table presents cash dividends declared and dividend payout ratios (dividends declared per common share divided by basic earnings per common share) for the years ended December 31, 2008, 2007 and 2006:

Cash Dividends and Payout Ratios per Common Share

	2008	2007	2006
Dividend declared per common share	$0.62	$0.74	$0.60
Dividend payout ratio	76%	70%	37%

On April 19, 2007, the Company announced that the Board of Directors approved an expansion of the common stock repurchase plan, increasing the repurchase limit to 6.0 million shares and extending the plan's expiration date from June 30, 2007 to June 30, 2009. As of December 31, 2008, a total of 1.5 million shares remained available for repurchase. There were no shares repurchased in open market transactions during the fourth quarter of 2008. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings, our capital plan, and are subject to certain limitations resulting from the Company's participation in the TARP Capital Purchase Program. In addition, our stock plans provide that option and award holders may pay for the exercise price and tax withholdings in part or whole by tendering previously held shares.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The absolute level and volatility of interest rates can have a significant impact on our profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates to achieve our overall financial objectives. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges. Net interest income and the fair value of financial instruments are greatly influenced by changes in the level of interest rates. We manage exposure to fluctuations in interest rates through policies that are established by the Asset/Liability Management Committee ("ALCO"). The ALCO meets monthly and has responsibility for developing asset/liability management policy, formulating and implementing strategies to improve balance sheet positioning and earnings and reviewing interest rate sensitivity. The Board of Directors' Loan and Investment Committee provides oversight of the asset/liability management process, reviews the results of the interest rate risk analyses prepared for the ALCO and approves the asset/liability policy on an annual basis.

Management utilizes an interest rate simulation model to estimate the sensitivity of net interest income to changes in market interest rates. Such estimates are based upon a number of assumptions for each scenario, including the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments. Interest rate sensitivity is a function of the repricing characteristics of our interest-earning assets and interest-bearing liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the impact of interest rate changes on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities at a point in time that are subject to repricing at various time horizons: immediate to three months, four to twelve months, one to five years, over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. The table below sets forth interest sensitivity gaps for these different intervals as of December 31, 2008.

Interest Sensitivity Gap
(dollars in thousands)

	By Repricing Interval				Non-Rate-Sensitive	Total
	0-3 Months	4-12 Months	1-5 Years	Over 5 Years		
ASSETS						
Temporary Investments	$ 56,612	$ —	$ —	$ —	$ —	$ 56,612
Trading account assets	1,987	—	—	—	—	1,987
Securities available-for-sale	193,098	335,907	593,560	112,062	4,085	1,238,712
Securities held-to-maturity	17,201	2,457	3,192	1	(7,039)	15,812
Loans and loans held for sale	2,355,523	883,705	2,606,089	320,247	(11,835)	6,153,729
Non-interest-earning assets	—	—	—	—	1,130,698	1,130,698
Total assets	2,624,421	1,222,069	3,202,841	432,310	1,115,909	$ 8,597,550
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing demand deposits	752,931	—	—	—	—	$ 752,931
Savings and money-market deposits	2,335,158	—	—	—	—	2,335,158
Time deposits	876,014	1,151,739	216,182	2,995	(163)	2,246,767
Securities sold under agreements to repurchase	47,588	—	—	—	—	47,588
Federal funds purchased	—	—	—	—	—	—
Term debt	62	130,193	76,006	504	(234)	206,531
Junior subordinated debentures	178,092	—	—	10,465	7,618	196,175
Non-interest bearing liabilities and shareholders' equity	—	—	—	—	2,812,400	2,812,400
Total liabilities and shareholders' equity	4,189,845	1,281,932	292,188	13,964	2,819,621	$8,597,550
Interest rate sensitivity gap	(1,565,424)	(59,863)	2,910,653	418,346	(1,703,712)	—
Cumulative interest rate sensitivity gap	$(1,565,424)	$(1,625,287)	$1,285,366	$1,703,712	$ —	
Cumulative gap as a % of earning assets	-21.0%	-21.8%	17.2%	22.8%		

Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to the prime rate are different from those of short-term funding sources such as certificates of deposit. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of our exposure to changes in interest rates.

We utilize an interest rate simulation model to monitor and evaluate the impact of changing interest rates on net interest income. The estimated impact on our net interest income over a time horizon of one year as of December 31, 2008 is indicated in the table below. For the scenarios shown, the interest rate simulation assumes a parallel and sustained shift in market interest rates ratably over a twelve-month period and no change in the composition or size of the balance sheet. For example, the "up 200 basis points" scenario is based on a theoretical increase in market rates of 16.7 basis points per month for twelve months applied to the balance sheet of December 31 for each respective year.

Interest Rate Simulation Impact on Net Interest Income
As of December 31,
(dollars in thousands)

	2008		2007		2006	
	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change
Up 200 basis points	$(9,539)	-3.6%	$(7,646)	-2.7%	$(2,596)	-0.9%
Up 100 basis points	$(4,824)	-1.8%	$(3,868)	-1.4%	$(1,082)	-0.4%
Down 100 basis points	$ 1,370	0.5%	$ 4,622	1.6%	$ 989	0.4%
Down 200 basis points	$(2,304)	-0.9%	$ 5,211	1.8%	$(2,557)	-0.9%

At December 31, 2006, we were "liability-sensitive" in three of four scenarios. However, our overall sensitivity in all four scenarios has decreased as compared to prior years indicating a more neutral interest risk position. As of December 31, 2007, we believe our balance sheet was in a "liability-sensitive" position, as the repricing characteristics were such that an increase in market interest rates would have a negative effect on net interest income and a decrease in market interest rates would have positive effect on net interest income. At December 31, 2008, we were "liability-sensitive" in three of four scenarios. In an increased market interest rate scenario, our liability sensitivity has increased from prior years. Some of the assumptions made in the simulation model may not materialize and unanticipated events and circumstances will occur. In addition, the simulation model does not take into account any future actions which we could undertake to mitigate an adverse impact due to changes in interest rates from those expected, in the actual level of market interest rates or competitive influences on our deposit base.

A second interest rate sensitivity measure we utilize is the quantification of market value changes for all financial assets and liabilities, given an increase or decrease in market interest rates. This approach provides a longer-term view of interest rate risk, capturing all future expected cash flows. Assets and liabilities with option characteristics are measured based on different interest rate path valuations using statistical rate simulation techniques.

The table below illustrates the effects of various market interest rate changes on the fair values of financial assets and liabilities (excluding mortgage servicing rights) as compared to the corresponding carrying values and fair values:

Interest Rate Simulation Impact on Fair Value of Financial Assets and Liabilities
As of December 31,
(dollars in thousands)

	2008		2007	
	Increase (Decrease) in Estimated Fair Value of Equity	Percentage Change	Increase (Decrease) in Estimated Fair Value of Equity	Percentage Change
Up 200 basis points	$(155,229)	-6.5%	$(119,042)	-5.9%
Up 100 basis points	$ (85,391)	-3.6%	$ (54,159)	-2.7%
Down 100 basis points	$ 52,031	2.2%	$ 22,483	1.1%
Down 200 basis points	$ 21,450	0.9%	$ 18,387	0.9%

Consistent with the results in the interest rate simulation impact on net interest income, our overall sensitivity to market interest rate changes has increased as compared to 2007.

IMPACT OF INFLATION AND CHANGING PRICES

A financial institution's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investment in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain appropriate capital ratios. We believe that the impact of inflation on financial results depends on management's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. We have an asset/liability management program which attempts to manage interest rate sensitivity. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.

Our financial statements included in Item 8 below have been prepared in accordance with accounting principles generally accepted in the United States, which requires us to measure financial position and operating results principally in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on our results of operations is through increased operating costs, such as compensation, occupancy and business development expenses. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. Although interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond our control, including U.S. fiscal and monetary policy and general national and global economic conditions.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Umpqua Holdings Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Umpqua Holdings Corporation and Subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Umpqua Holdings Corporation and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Umpqua Holdings Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Moss Adams LLP

Portland, Oregon
February 26, 2009

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(in thousands, except shares)

	2008	2007
ASSETS		
Cash and due from banks	$ 148,064	$ 188,782
Temporary investments	56,612	3,288
Total cash and cash equivalents	204,676	192,070
Investment securities		
Trading	1,987	2,837
Available for sale, at fair value	1,238,712	1,050,756
Held to maturity, at amortized cost	15,812	6,005
Loans held for sale	22,355	13,047
Loans and leases	6,131,374	6,055,635
Allowance for loan and lease losses	(95,865)	(84,904)
Net loans and leases	6,035,509	5,970,731
Restricted equity securities	16,491	15,273
Premises and equipment, net	104,694	106,267
Goodwill and other intangible assets, net	757,833	764,906
Mortgage servicing rights, at fair value	8,205	10,088
Other real estate owned	27,898	6,943
Other assets	163,378	201,130
Total assets	$8,597,550	$8,340,053
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$1,254,079	$1,272,872
Interest bearing	5,334,856	5,316,454
Total deposits	6,588,935	6,589,326
Securities sold under agreements to repurchase	47,588	36,294
Federal funds purchased	—	69,500
Term debt	206,531	73,927
Junior subordinated debentures, at fair value	92,520	131,686
Junior subordinated debentures, at amortized cost	103,655	104,680
Other liabilities	71,313	94,702
Total liabilities	7,110,542	7,100,115
COMMITMENTS AND CONTINGENCIES (NOTE 17)		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value, 2,000,000 shares authorized; Series A (liquidation preference $1,000 per share); issued and outstanding: 214,181 in 2008 and none in 2007	202,178	—
Common stock, no par value, 100,000,000 shares authorized; issued and outstanding: 60,146,400 in 2008 and 59,980,161 in 2007	1,005,820	988,780
Retained earnings	264,938	251,545
Accumulated other comprehensive income (loss)	14,072	(387)
Total shareholders' equity	1,487,008	1,239,938
Total liabilities and shareholders' equity	$8,597,550	$8,340,053

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2008, 2007 and 2006

(in thousands, except per share amounts)

	2008	2007	2006
INTEREST INCOME			
Interest and fees on loans	$393,927	$443,939	$372,201
Interest and dividends on investment securities			
Taxable	41,189	34,891	27,370
Exempt from federal income tax	6,653	5,822	3,882
Dividends	334	325	285
Interest on temporary investments	443	3,415	2,203
Total interest income	442,546	488,392	405,941
INTEREST EXPENSE			
Interest on deposits	129,370	180,840	119,881
Interest on securities sold under agreements to repurchase and federal funds purchased	2,220	2,135	6,829
Interest on term debt	6,994	2,642	2,892
Interest on junior subordinated debentures	13,655	16,821	14,215
Total interest expense	152,239	202,438	143,817
Net interest income	290,307	285,954	262,124
PROVISION FOR LOAN AND LEASE LOSSES	107,678	41,730	2,552
Net interest income after provision for loan and lease losses	182,629	244,224	259,572
NON-INTEREST INCOME			
Service charges on deposit accounts	34,775	32,126	26,975
Brokerage commissions and fees	8,948	10,038	9,649
Mortgage banking revenue, net	2,436	7,791	7,560
Net gain (loss) on investment securities	1,349	(13)	(21)
Net (loss) gain on other real estate owned	(8,313)	(4)	72
Gain on junior subordinated debentures carried at fair value	38,903	4,928	—
Proceeds from Visa mandatory partial redemption	12,633	—	—
Other income	8,074	9,959	9,362
Total non-interest income	98,805	64,825	53,597
NON-INTEREST EXPENSE			
Salaries and employee benefits	114,600	112,864	98,840
Net occupancy and equipment	37,047	35,785	31,752
Communications	7,063	7,202	6,352
Marketing	4,573	5,554	5,760
Services	18,792	18,564	15,951
Supplies	2,908	3,627	2,994
FDIC assessments	5,182	1,223	630
Intangible amortization	5,857	6,094	3,728
Goodwill impairment	982	—	—
Merger related expenses	—	3,318	4,773
Visa litigation	(5,183)	5,183	—
Other expenses	16,436	14,704	11,169
Total non-interest expense	208,257	214,118	181,949
Income before provision for income taxes	73,177	94,931	131,220
Provision for income taxes	22,133	31,663	46,773
Net income	51,044	63,268	84,447
Preferred stock dividends	1,620	—	—
Net income available to common shareholders	$ 49,424	$ 63,268	$ 84,447
Earnings per common share:			
Basic	$ 0.82	$ 1.06	$ 1.61
Diluted	$ 0.82	$ 1.05	$ 1.59
Weighted average number of common shares outstanding:			
Basic	60,084	59,828	52,311
Diluted	60,433	60,428	53,050

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands, except shares)

	Preferred Stock	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
BALANCE AT JANUARY 1, 2006	$ —	44,556,269	$ 564,579	$183,591	$ (9,909)	$ 738,261
Net income				84,447		84,447
Other comprehensive income, net of tax					470	470
Comprehensive income						$ 84,917
Stock-based compensation			1,932			1,932
Stock repurchased and retired		(6,142)	(179)			(179)
Issuances of common stock under stock plans and related tax benefit		784,715	10,814			10,814
Stock issued in connection with acquisition		12,745,329	353,721			353,721
Cash dividends on common stock ($0.60 per share)				(33,255)		(33,255)
Balance at December 31, 2006	$ —	58,080,171	$ 930,867	$234,783	$ (9,439)	$1,156,211
BALANCE AT JANUARY 1, 2007	$ —	58,080,171	$ 930,867	$234,783	$ (9,439)	$1,156,211
Adoption of fair value option—junior subordinated debentures				(2,064)		(2,064)
Net income				63,268		63,268
Other comprehensive income, net of tax					9,052	9,052
Comprehensive income						$ 72,320
Stock-based compensation			2,684			2,684
Stock repurchased and retired		(4,061,439)	(96,291)			(96,291)
Issuances of common stock under stock plans and related tax benefit		797,856	9,408			9,408
Stock issued in connection with acquisition		5,163,573	142,112			142,112
Cash dividends on common stock ($0.74 per share)				(44,442)		(44,442)
Balance at December 31, 2007	$ —	59,980,161	$ 988,780	$251,545	$ (387)	$1,239,938
BALANCE AT JANUARY 1, 2008	$ —	59,980,161	$ 988,780	$251,545	$ (387)	$1,239,938
Net income				51,044		51,044
Other comprehensive income, net of tax					14,459	14,459
Comprehensive income						$ 65,503
Stock-based compensation			3,893			3,893
Stock repurchased and retired		(8,199)	(129)			(129)
Issuances of common stock under stock plans and related tax benefit		174,438	1,022			1,022
Issuance of preferred stock to U.S. Treasury	201,927					201,927
Issuance of warrants to U.S. Treasury			12,254			12,254
Amortization of discount on preferred stock	251			(251)		—
Cash dividends on common stock ($0.62 per share)				(37,400)		(37,400)
Balance at December 31, 2008	$202,178	60,146,400	$1,005,820	$264,938	$14,072	$1,487,008

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands)

	2008	2007	2006
Net income	$ 51,044	$63,268	$84,447
Unrealized gains arising during the year on investment securities available for sale	33,950	15,074	762
Reclassification adjustment for (gains), losses or impairments realized in net income, net of tax (expense of $2,156 in 2008 and benefit of $5 and $8 in 2007 and 2006, respectively)	(3,234)	8	13
Income tax expense related to unrealized gains on investment securities, available for sale	(13,580)	(6,030)	(305)
Net change in unrealized gains on investment securities available for sale	17,136	9,052	470
Unrealized losses on investment securities available for sale transferred to investment securities held to maturity, (net of tax benefit of $2,988 in 2008)	(4,482)	—	—
Reclassification adjustment for impairments realized in net income (net of tax benefit of $1,146 in 2008)	1,718	—	—
Amortization of unrealized losses on investment securities transferred to held to maturity (net of tax benefit of $58 for 2008)	87	—	—
Net change in unrealized losses on investment securities transferred to held to maturity	(2,677)	—	—
Other comprehensive income, net of tax	14,459	9,052	470
Comprehensive income	$ 65,503	$72,320	$84,917

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 51,044	$ 63,268	$ 84,447
Adjustments to reconcile net income to net cash provided by operating activities:			
Restricted equity securities stock dividends	(198)	(234)	(285)
Deferred income tax expense (benefit)	9,889	(5,080)	(6,143)
Amortization (accretion) of investment premiums and discounts, net	1,898	(373)	1,101
(Gain) loss on sale of investment securities available for sale	(5,529)	13	21
Other-than-temporary impairment on investment securities available for sale	139	—	—
Other-than-temporary impairment on investment securities held to maturity	4,041	—	—
Loss (gain) on sale of other real estate owned	3,229	4	(72)
Valuation adjustment on other real estate owned	5,084	—	—
Provision for loan and lease losses	107,678	41,730	2,552
Depreciation, amortization and accretion	7,085	12,765	11,331
Goodwill impairment	982	—	—
Increase in mortgage servicing rights	(2,694)	(892)	(1,487)
Change in mortgage servicing rights carried at fair value	4,577	756	—
Change in junior subordinated debentures carried at fair value	(39,166)	(4,829)	—
Stock-based compensation	3,893	2,684	1,932
Net decrease (increase) in trading account assets	850	1,367	(1,132)
Gain on sale of loans	(790)	(1,406)	(1,657)
Origination of loans held for sale	(250,439)	(253,647)	(259,767)
Proceeds from sales of loans held for sale	241,481	256,830	254,873
Excess tax benefits from the exercise of stock options	(5)	(289)	(1,173)
Net decrease (increase) in other assets	18,032	(29,945)	29,205
Net (decrease) increase in other liabilities	(14,535)	(3,084)	4,249
Net cash provided by operating activities	146,546	79,638	117,995
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment securities available for sale	(811,868)	(372,223)	(60,651)
Proceeds from investment securities available for sale	635,883	137,497	90,841
Proceeds from investment securities held to maturity	1,705	2,737	2,764
Purchases of restricted equity securities	(4,415)	—	—
Redemption of restricted equity securities	3,395	5,603	9,322
Net loan and lease originations	(230,098)	(315,860)	(437,549)
Proceeds from sales of loans	22,952	23,295	23,444
Proceeds from disposals of furniture and equipment	357	5,813	247
Purchases of premises and equipment	(10,737)	(9,560)	(13,597)
Proceeds from sales of real estate owned	15,319	17,906	1,192
Cash acquired in merger, net of cash consideration paid	—	78,729	36,950
Net cash used by investing activities	(377,507)	(426,063)	(347,037)

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands)

	2008	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in deposit liabilities	(437)	286,315	539,172
Net (decrease) increase in Federal funds purchased	(69,500)	69,500	(55,000)
Net increase (decrease) in securities sold under agreements to repurchase	11,294	(11,691)	(10,880)
Proceeds from term debt borrowings	345,000	—	600,000
Repayment of term debt	(212,284)	(34,685)	(652,634)
Proceeds from the issuance of junior subordinated debentures	—	60,000	—
Repayment of junior subordinated debentures	—	(36,084)	—
Proceeds from issuance of preferred stock	201,927	—	—
Proceeds from issuance of warrants	12,254	—	—
Dividends paid on common stock	(45,796)	(43,461)	(28,131)
Excess tax benefits from the exercise of stock options	5	289	1,173
Proceeds from stock options exercised	1,233	8,955	9,415
Retirement of common stock	(129)	(96,291)	(179)
Net cash provided by financing activities	243,567	202,847	402,936
Net increase (decrease) in cash and cash equivalents	12,606	(143,578)	173,894
Cash and cash equivalents, beginning of year	192,070	335,648	161,754
Cash and cash equivalents, end of year	$ 204,676	$ 192,070	$ 335,648
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 156,686	$ 202,979	$ 137,034
Income taxes	$ 6,092	$ 50,495	$ 46,084
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Change in unrealized gains on investment securities available for sale, net of taxes	$ 17,136	$ 9,052	$ 470
Change in unrealized loss on investment securities held to maturity, net of taxes	$ (2,677)	$ —	$ —
Cash dividend declared and payable after year-end	$ 3,016	$ 11,436	$ 10,476
Transfer of investment securities available for sale to held to maturity	$ 12,580	$ —	$ —
Transfer of loans to other real estate owned	$ 44,587	$ 24,853	$ —
Acquisitions:			
Common stock issued upon business combination	$ —	$ 135,182	$ 343,012
Assets acquired	$ —	$ 648,877	$1,455,140
Liabilities assumed	$ —	$ 585,494	$1,138,369
Assets acquired net of liabilities assumed	$ —	$ 63,383	$ 316,771

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008, 2007 and 2006

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Umpqua Holdings Corporation (the "Company") is a financial holding company headquartered in Portland, Oregon, that is engaged primarily in the business of commercial and retail banking and the delivery of retail brokerage services. The Company provides a wide range of banking, asset management, mortgage banking and other financial services to corporate, institutional and individual customers through its wholly-owned banking subsidiary Umpqua Bank (the "Bank"). The Company engages in the retail brokerage business through its wholly-owned subsidiary Strand, Atkinson, Williams & York, Inc. ("Strand"). The Company and its subsidiaries are subject to regulation by certain federal and state agencies and undergo periodic examination by these regulatory agencies.

Basis of Financial Statement Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with prevailing practices within the banking and securities industries. In preparing such financial statements, management is required to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan and lease losses, the valuation of mortgage servicing rights, the fair value of junior subordinated debentures and the valuation of goodwill and other intangible assets.

Consolidation—The accompanying consolidated financial statements include the accounts of the Company, the Bank and Strand. All significant intercompany balances and transactions have been eliminated in consolidation. As of December 31, 2008, the Company had 14 wholly-owned trusts ("Trusts") that were formed to issue trust preferred securities and related common securities of the Trusts. The Company has not consolidated the accounts of the Trusts in its consolidated financial statements in accordance with FASB Interpretation 46R, *Consolidation of Variable Interest Entities.* As a result the junior subordinated debentures issued by the Company to the Trusts, are reflected on the Company's consolidated balance sheet as junior subordinated debentures.

Cash and Cash Equivalents—Cash and cash equivalents include cash and due from banks, and temporary investments which are federal funds sold and interest-bearing balances due from other banks. Cash and cash equivalents generally have a maturity of 90 days or less at the time of purchase.

Trading Account Securities—Debt and equity securities held for resale are classified as trading account securities and reported at fair value. Realized and unrealized gains or losses are recorded in non-interest income.

Investment Securities—Debt securities are classified as *held to maturity* if the Company has both the intent and ability to hold those securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the effective interest method over their contractual lives.

Securities are classified as *available for sale* if the Company intends and has the ability to hold those securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized holding gains or losses are included in other comprehensive income as a separate component of shareholders' equity, net of tax. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Unrealized losses due to fluctuations in the fair value of securities held to maturity or available for sale are recognized through earnings when it is determined that an other-than-temporary decline in value has occurred. The Company assesses other-than-temporary impairment based on the nature of the decline and whether the Company has the ability and intent to hold the investments until a market price recovery. Other-than-temporary impairment losses totaling $4.2 million were recognized in the year ended December 31, 2008 within net gain (loss) on investment securities. No other-than-temporary impairment losses were recognized in the years ended December 31, 2007 or 2006.

Transfers of securities from available for sale to held to maturity are accounted for at fair value as of the date of the transfer. The difference between the fair value and the par value at the date of transfer is considered a premium or discount and is accounted for accordingly. Any unrealized gain or loss at the date of the transfer is reported in other comprehensive income, and is amortized over the remaining life of the security as an adjustment of yield in a manner consistent with the amortization of any premium or discount, and will offset or mitigate the effect on interest income of the amortization of the premium or discount for that held to maturity security.

Loans Held for Sale—Loans held for sale includes mortgage loans and are reported at the lower of cost or market value. Cost generally approximates market value, given the short duration of these assets. Gains or losses on the sale of loans that are held for sale are recognized at the time of the sale and determined by the difference between net sale proceeds and the net book value of the loans less the estimated fair value of any retained mortgage servicing rights.

Loans—Loans are stated at the amount of unpaid principal, net of unearned income and any deferred fees or costs. All discounts and premiums are recognized over the estimated life of the loan as yield adjustments. This estimated life is adjusted for prepayments.

Loans are classified as *impaired* when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due, in accordance with the terms of the original loan agreement. The carrying value of impaired loans is based on the present value of expected future cash flows (discounted at each loan's effective interest rate) or, for collateral dependent loans, at fair value of the collateral, less selling costs. If the measurement of each impaired loans' value is less than the recorded investment in the loan, we recognize this impairment and adjust the carrying value of the loan to fair value through the allowance for loan and lease losses. This can be accomplished by charging-off the impaired portion of the loan or establishing a specific component to be provided for in the allowance for loan and lease losses.

Income Recognition on Non-Accrual and Impaired Loans—Loans, including impaired loans, are classified as non-accrual if the collection of principal and interest is doubtful. Generally, this occurs when a loan is past due as to maturity or payment of principal or interest by 90 days or more, unless such loans are well-secured and in the process of collection. If a loan or portion thereof is partially charged-off, the loan is considered impaired and classified as non-accrual. Loans that are less than 90 days past due may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

When a loan is classified as non-accrual, all uncollected accrued interest is reversed to interest income and the accrual of interest income is terminated. Generally, any cash payments are applied as a reduction of principal outstanding. In cases where the future collectibility of the principal balance in full is expected, interest income may be recognized on a cash basis. A loan may be restored to accrual status when the borrower's financial condition improves so that full collection of principal is considered likely. For those loans placed on non-accrual status due to payment delinquency, this will generally not occur until the borrower demonstrates repayment ability over a period of not less than six months.

The decision to classify a loan as impaired is made by the Bank's Allowance for Loan and Lease Losses (ALLL) Committee. The ALLL Committee meets regularly to review the status of all problem and potential problem loans. If the ALLL Committee concludes a loan is impaired but recovery of the full principal and interest is expected, an impaired loan may remain on accrual status.

Allowance for loan and lease losses—The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality of the portfolio and the adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating that is reassessed periodically during the term of the loan through the credit review process. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses.

The Bank has a management ALLL Committee, which is responsible for, among other things, regularly reviewing the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews and approves loans and leases recommended for impaired status. The ALLL Committee also approves removing loans and leases from impaired status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Each risk rating is assessed an inherent credit loss factor that determines the amount of the allowance for loan and lease losses provided for that group of loans and leases with similar risk rating. Credit loss factors may vary by region based on management's belief that there may ultimately be different credit loss rates experienced in each region.

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we either recognize this impairment reserve as a specific component to be provided for in the allowance for loan and lease losses or charge-off the impaired balance on collateral dependent loans if it is determined that such amount represents a confirmed loss. The combination of the risk rating-based allowance component and the impairment reserve allowance component lead to an allocated allowance for loan and lease losses.

The Bank may also maintain an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 5% of the allowance, but may be maintained at higher levels during times of deteriorating economic conditions characterized by falling real estate values. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

As adjustments become necessary, they are reported in earnings in the periods in which they become known as a change in the provision for loan and lease losses and a corresponding charge to the allowance. Loans, or portions thereof, deemed uncollectible are charged to the allowance. Provisions for losses, and recoveries on loans previously charged-off, are added to the allowance.

The adequacy of the ALLL is monitored on a regular basis and is based on management's evaluation of numerous factors. These factors include the quality of the current loan portfolio; the trend in the loan portfolio's risk ratings; current economic conditions; loan concentrations; loan growth rates; past-due and non-performing trends; evaluation of specific loss estimates for all significant problem loans; historical charge-off and recovery experience; and other pertinent information.

Management believes that the ALLL was adequate as of December 31, 2008. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review. Approximately 79% of our loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the allowance for loan and lease losses. Over the last two years, there has been deterioration in the residential development market which has led to an increase in non-performing loans and the allowance for loan and lease losses. A continued deterioration in this market or deterioration in other segments of our loan portfolio may lead to additional charges to the provision for loan and lease losses.

Reserve for Unfunded Commitments—A reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb probable losses associated with the Bank's commitment to lend funds under existing agreements such as letters or lines of credit. Management determines the adequacy of the reserve for unfunded commitments based upon reviews of individual credit facilities, current economic conditions, the risk characteristics of the various categories of commitments and other relevant factors. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Draws on unfunded commitments that are considered uncollectible at the time funds are advanced are charged to the allowance. Provisions for unfunded commitment losses, and recoveries on loans commitments previously charged-off, are added to the reserve for unfunded commitments, which is included in the *Other Liabilities* section of the consolidated balance sheets.

Loan Fees and Direct Loan Origination Costs—Loan origination and commitment fees and direct loan origination costs are deferred and recognized as an adjustment to the yield over the life of the related loans.

Restricted Equity Securities—Restricted equity securities were $16.5 million and $15.3 million at December 31, 2008 and 2007, respectively. Federal Home Loan Bank stock amounted to $15.6 million and $14.3 million of the total restricted securities as of December 31, 2008 and 2007, respectively. Federal Home Loan Bank stock represents the Bank's investment in the Federal Home Loan Banks of Seattle and San Francisco ("FHLB") stock and is carried at par value, which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At December 31, 2008, the Bank's minimum required investment in FHLB stock was $9.5 million. The Bank may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful life of equipment, generally three to ten years, on a straight-line or accelerated basis. Depreciation is provided over the estimated useful life of premises, up to 39 years, on a straight-line or accelerated basis. Leasehold improvements are amortized over the life of the related lease, or the life of the related asset, whichever is shorter. Expenditures for major renovations and betterments of the Company's premises and equipment are capitalized.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, management reviews long-lived and intangible assets any time that a change in circumstance indicates that the carrying amount of these assets may not be recoverable. Recoverability of these assets is determined by comparing the carrying value of the asset to the forecasted undiscounted cash flows of the operation associated with the asset. If the evaluation of the forecasted cash flows indicates that the carrying value of the asset is not recoverable, the asset is written down to fair value.

Goodwill and Other Intangibles—Intangible assets are comprised of goodwill and other intangibles acquired in business combinations. Goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are amortized to their estimated residual values over their respective estimated useful lives, and also reviewed for impairment.

Amortization of intangible assets is included in other non-interest expense in the consolidated statements of income. Goodwill is tested for impairment on a quarterly basis and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the asset exceeds its implied fair value.

Mortgage Servicing Rights—SFAS No. 156, issued in March 2006, requires all separately recognized servicing assets and liabilities to be initially measured at fair value. In addition, entities are permitted to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings, or amortize servicing rights in proportion to and over the period of the estimated net servicing income or loss and assess the rights for impairment. Beginning with the fiscal year in which an entity adopts SFAS No. 156, it may elect to subsequently measure a class of servicing assets and liabilities at fair value. The effect of remeasuring an existing class of servicing assets and liabilities at fair value is to be reported as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. For the Company, this standard became effective on January 1, 2007.

The Company determines its classes of servicing assets based on the asset type being serviced along with the methods used to manage the risk inherent in the servicing assets, which includes the market inputs used to value the servicing assets. The Company elected to measure its residential mortgage servicing assets at fair value subsequent to adoption. As the retrospective application of SFAS No. 156 is not permitted, there was no change to prior period financial statements. Since there was no difference between the carrying amount and fair value of the mortgage servicing rights ("MSR") on the date of adoption, there was also no cumulative effect adjustment to retained earnings.

Upon the change from the lower of cost or fair value accounting method to fair value accounting under SFAS No. 156, the calculation of amortization and the assessment of impairment were discontinued and the MSR valuation allowance was written off against the recorded value of the MSR. Those measurements have been replaced by fair value adjustments that encompass market-driven valuation changes and the runoff in value that occurs from the passage of time, which are each separately reported. Under the fair value method, the MSR, net, is carried in the balance sheet at fair value and the changes in fair value are reported in earnings under the caption mortgage banking revenue in the period in which the change occurs.

Prior to the adoption of SFAS No. 156, MSR were capitalized at their allocated carrying value and amortized in proportion to, and over the period of, estimated future net servicing income in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* The carrying value of MSR was evaluated for possible impairment on a quarterly basis in accordance with SFAS No. 140. If an impairment condition existed for a particular valuation tranche, a valuation allowance was established for the excess of amortized cost over the estimated fair value through a charge to mortgage servicing fee revenue. If, in subsequent periods, the estimated fair value was determined to be in excess of the amortized cost net of the related valuation allowance, the valuation allowance was reduced through a credit to mortgage servicing revenue.

Retained mortgage servicing rights are measured at fair values as of the date of sale. We use quoted market prices when available. Subsequent fair value measurements are determined using a discounted cash flow model. In order to determine the fair value of the MSR, the present value of expected future cash flows is estimated. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income. This model is periodically validated by an independent external model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys. Key assumptions used in measuring the fair value of MSR as of December 31, 2008 were as follows:

Constant prepayment rate	13.69%
Discount rate	8.85%
Weighted average life (years)	5.0

The expected life of the loan can vary from management's estimates due to prepayments by borrowers, especially when rates fall. Prepayments in excess of management's estimates would negatively impact the recorded value of the mortgage servicing rights. The value of the mortgage servicing rights is also dependent upon the discount rate used in the model, which we base on current market rates. Management reviews this rate on an ongoing basis based on current market rates. A significant increase in the discount rate would reduce the value of mortgage servicing rights.

SBA/USDA Loans Sales and Servicing—The Bank, on a regular basis, sells or transfers loans, including the guaranteed portion of Small Business Administration ("SBA") and Department of Agriculture ("USDA") loans (with servicing retained) for cash proceeds equal to the principal amount of loans, as adjusted to yield interest to the investor based upon the current market rates. The Bank records an asset representing the right to service loans for others when it sells a loan and retains the servicing rights. The carrying value of loans is allocated between the loan and the servicing rights, based on their relative fair values. The fair value of servicing rights is estimated by discounting estimated future cash flows from servicing using discount rates that approximate current market rates and using estimated prepayment rates. The servicing rights are carried at the lower of cost or market and are amortized in proportion to, and over the period of, the estimated net servicing income, assuming prepayments.

For purposes of evaluating and measuring impairment, servicing rights are based on a discounted cash flow methodology, current prepayment speeds and market discount rates. Any impairment is measured as the amount by which the carrying value of servicing rights for a stratum exceeds its fair value. The carrying value of SBA/USDA servicing rights at December 31, 2008 and 2007 were $861,000 and $1.0 million, respectively. No impairment charges were recorded for the years ended December 31, 2008, 2007 or 2006 related to SBA/USDA servicing assets.

A premium over the adjusted carrying value is received upon the sale of the guaranteed portion of an SBA or USDA loan. The Bank's investment in an SBA or USDA loan is allocated among the sold and retained portions of the loan based on the relative fair value of each portion at the time of loan origination, adjusted for payments and other activities. Because the portion retained does not carry an SBA or USDA guarantee, part of the gain recognized on the sold portion of the loan may be deferred and amortized as a yield enhancement on the retained portion in order to obtain a market equivalent yield.

Other Real Estate Owned—Other real estate owned represents real estate which the Bank has taken control of in partial or full satisfaction of loans. At the time of foreclosure, other real estate owned is recorded at the lower of the carrying amount of the loan or fair value less costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan and lease losses. After foreclosure, management periodically performs valuations such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell. Subsequent valuation adjustments are recognized within net (loss) gain on other real estate owned. Revenue and expenses from operations and subsequent adjustments to the carrying amount of the property are included in other non-interest expense in the consolidated statements of income.

In some instances, the Bank may make loans to facilitate the sales of other real estate owned. Management reviews all sales for which it is the lending institution for compliance with sales treatment under provisions established by SFAS No. 66, *Accounting for Sales of Real Estate.* Any gains related to sales of other real estate owned may be deferred until the buyer has a sufficient initial and continuing investment in the property.

Income Taxes—Income taxes are accounted for using the asset and liability method. Under this method a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.

Derivative Loan Commitments—The Bank enters into forward delivery contracts to sell residential mortgage loans or mortgage-backed securities to broker/dealers at specific prices and dates in order to hedge the interest rate risk in its portfolio of mortgage loans held for sale and its residential mortgage loan commitments. The commitments to originate mortgage loans held for sale and the related forward delivery contracts are considered derivatives. In the fourth quarter of 2007 and the first quarter of 2008, the Bank utilized derivative instruments in attempts to hedge the risk of changes in the fair value of MSR due to changes in interest rates. The Company accounts for its derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and related pronouncements, as amended. The Statement requires recognition of all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to accumulated other comprehensive income and/or current earnings, as appropriate. None of the Company's derivatives qualify for hedge accounting and the Company reports changes in fair values of its derivatives in current period net income.

The fair value of the derivative loan commitments is estimated using the present value of expected future cash flows. Assumptions used include pull-through rate assumption based on historical information, current mortgage interest rates, the stage of completion of the underlying application and underwriting process, the time remaining until the expiration of the derivative loan commitment, and the expected net future cash flows related to the associated servicing of the loan.

Operating Segments—SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information,* requires public enterprises to report certain information about their operating segments in a complete set of financial statements to shareholders. It also requires reporting of certain enterprise-wide information about the Company's products and services, its activities in different geographic areas, and its reliance on major customers. The basis for determining the Company's operating segments is the manner in which management operates the business. Management has identified three primary business segments, Community Banking, Retail Brokerage and Mortgage Banking.

Share-Based Payment—The Company has two active stock-based compensation plans that provide for the granting of stock options and restricted stock awards to eligible employees and directors. Consistent with the provisions of SFAS No. 123R,

Share Based Payment, a revision to the previously issued guidance on accounting for stock options and other forms of equity-based compensation, we recognize in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions.

The Company's 2003 Stock Incentive Plan ("2003 Plan") provides for granting of stock options and restricted stock awards. Stock options and restricted stock awards generally vest ratably over 5 years and are recognized as expense over that same period of time.

The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model using assumptions noted in the following table. Expected volatility is based on the historical volatility of the price of the Company's common stock. The Company uses historical data to estimate option exercise and stock option forfeiture rates within the valuation model. The expected term of options granted is determined based on historical experience with similar options, giving consideration to the contractual terms and vesting schedules, and represents the period of time that options granted are expected to be outstanding. The expected dividend yield is based on dividend trends and the market value of the Company's common stock at the time of grant. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following weighted average assumptions were used to determine the fair value of stock option grants as of the grant date to determine compensation cost under SFAS No. 123R for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Dividend yield	4.39%	3.29%	2.68%
Expected life (years)	7.3	6.2	6.4
Expected volatility	34%	34%	35%
Risk-free rate	3.29%	4.46%	4.30%
Weighted average grant date fair value of options granted	$ 3.32	$ 7.49	$ 9.18

The Company's 2007 Long Term Incentive Plan provides for granting of restricted stock units for the benefit of certain executive officers. Restricted stock unit grants are subject to performance-based vesting as well as other approved vesting conditions. The current restricted stock units outstanding cliff vest after three years based on performance and service conditions. Compensation expense is recognized over the service period to the extent restricted stock units are expected to vest.

Earnings per Share—*Basic earnings per share* is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period, excluding restricted shares. Net income available to common shareholders is computed as net income less preferred stock dividends. *Diluted earnings per share* is computed in a similar manner, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares were issued using the treasury stock method. For all periods presented, stock options, warrants, nonvested restricted shares and restricted stock units are the only potentially dilutive instruments issued by the Company.

Advertising expenses—Advertising costs are generally expensed as incurred.

Fair Value Measurements—SFAS No. 157, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Recently Issued Accounting Pronouncements—In December 2007, FASB issued SFAS No. 141 (revised), *Business Combinations*. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquired entity and the goodwill acquired. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We do not expect the adoption of SFAS No. 141R will have a material impact on our consolidated financial statements as related to business combinations consummated prior to January 1, 2009. We expect the adoption of SFAS No. 141R will increase the costs charged to operations for acquisitions consummated on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARD No 51*. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The standard also requires additional disclosures that clearly identify and distinguish between the interest of the parent's owners and the interest of the noncontrolling owners of the subsidiary. This statement is effective on January 1, 2009 for the Company, to be applied prospectively. We do not expect the adoption of SFAS No. 160 will have a material impact on the Company's consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*. SFAS No. 161 expands the disclosure requirements in SFAS No. 133 about an entity's derivative instruments and hedging activities. This includes enhanced disclosures regarding how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Provisions of this statement are to be applied prospectively, and comparative disclosures for earlier periods are encouraged. We have adopted the provisions of SFAS 161 for the year ended December 31, 2008, and the impact was not material to our consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. Under SFAS 162, the U.S. GAAP hierarchy will now reside in the accounting literature established by the FASB. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with U.S. GAAP for nongovenmental entities. This statement is effective 60 days after the U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board's amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. We do not expect the adoption of SFAS No 162 will have a material impact on the Company's consolidated financial statements.

In June 2008, FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. FSP EITF 03-6-1 concludes that nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This statement is effective for fiscal years beginning after December 15, 2008, to be applied retrospectively. Certain of the Company's nonvested restricted stock awards qualify as participating securities as described under this pronouncement. The adoption of FSP EITF 03-6-1 will reduce both basic and diluted earnings per common share by $0.01 for the year ended December 31, 2007.

In October 2008, FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP No. 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP does not change existing generally accepted accounting principles. This FSP was effective immediately upon issuance, including prior periods for which financial statements have not been issued. The impact of adoption did not have a material impact on the Company's consolidated financial statements.

On January 12, 2009, FASB issued FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20.* FSP EITF 99-20-1 addresses certain practice issues in EITF No. 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*, by making its other-than-temporary impairment assessment guidance consistent with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* FSP EITF 99-20-1 removes the reference to the consideration of a market participant's estimates of cash flows in EITF 99-20, and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an other-than-temporary impairment is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment's carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This FSP is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. The impact of adoption did not have a material impact on the Company's consolidated financial statements.

Reclassifications—Certain amounts reported in prior years' and quarters' financial statements have been reclassified to conform to the current presentation. The results of the reclassifications are not considered material and have no effect on previously reported net income and earnings per share.

NOTE 2. BUSINESS COMBINATIONS

On April 26, 2007, the Company acquired all of the outstanding common stock of North Bay Bancorp ("North Bay") and its principal operating subsidiary, The Vintage Bank, along with its Solano Bank division. The results of North Bay's operations have been included in the consolidated financial statements since that date. This acquisition added North Bay's network of 10 Northern California branches, including locations in the Napa area and in the communities of St. Helena, American Canyon, Vacaville, Benicia, Vallejo and Fairfield, to the Company's network of Northern California, Oregon and Washington locations. This merger was consistent with the Company's community banking expansion strategy and provided further opportunity to enter growth markets in Northern California.

The aggregate purchase price was $143.2 million and included 5.2 million common shares valued at $135.2 million, options to purchase 542,000 shares of common stock valued at $6.9 million and $1.1 million of direct merger costs. North Bay shareholders received 1.228 shares of the Company's common stock for each share of North Bay common stock ("exchange ratio of 1.228:1"). The value of the common shares issued was $26.18 per share based on the average closing market price of the Company's common stock for the fifteen trading days before the last five trading days before the merger. Outstanding North Bay stock options were converted (using the exchange ratio of 1.228:1) at a weighted average fair value of $12.78 per option.

The following table summarizes the purchase price allocation, including the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)

	April 26, 2007
ASSETS ACQUIRED:	
Cash and equivalents	$ 78,729
Investment securities	85,589
Loans, net	437,863
Premises and equipment, net	12,940
Intangible assets	14,210
Goodwill	78,794
Other assets	19,481
Total assets acquired	$727,606
LIABILITIES ASSUMED:	
Deposits	$462,624
Term debt	99,227
Junior subordinated debentures	10,342
Other liabilities	13,301
Total liabilities assumed	585,494
Net Assets Acquired	$142,112

The intangible assets represent the value ascribed to the long-term deposit relationships and merchant services portfolio income stream acquired. These intangible assets are being amortized on an accelerated basis over a weighted average estimated useful life of ten to fifteen years. The intangible assets are estimated not to have a significant residual value. Goodwill represents the excess of the total purchase price paid for North Bay over the fair values of the assets acquired, net of the fair values of liabilities assumed. Goodwill has been assigned to the Company's Community Banking segment. Goodwill is not amortized, but is evaluated for possible impairment on a quarterly basis and more frequently if events and circumstances indicate that the asset might be impaired. No impairment losses were recognized in connection with intangible or goodwill assets during the period from acquisition to December 31, 2008. At December 31, 2008, goodwill recorded in connection with the North Bay acquisition was $76.9 million. The decrease in the carrying value of goodwill from April 26, 2007 is primarily due to the recognition of a tax benefit upon exercise of fully vested acquired options.

On June 2, 2006, the Company acquired all of the outstanding common stock of Western Sierra Bancorp ("Western Sierra") of Cameron Park, California, and its principal operating subsidiaries, Western Sierra Bank, Central California Bank, Lake Community Bank and Auburn Community Bank. The results of Western Sierra's operations have been included in the consolidated financial statements since that date. This acquisition added Western Sierra's complete network of 31 Northern California branches, including locations in the Sacramento, Auburn, Lakeport and Sonora areas, to the Company's network of California, Oregon and Washington locations. This merger was consistent with the Company's community banking expansion strategy and provided further opportunity to enter growth markets in Northern California.

The aggregate purchase price was $353.7 million and included 12.7 million common shares valued at $343.0 million, and 723,000 stock options valued at $10.7 million. Western Sierra shareholders received 1.61 shares of the Company's common stock for each share of Western Sierra common stock ("exchange ratio of 1.61:1"). The value of the common shares issued was determined as $26.91 per share based on the average closing market price of the Company's common stock for the two trading days before and after the last trading day before public announcement of the merger. Outstanding Western Sierra stock options were converted (using the exchange ratio of 1.61:1) at a weighted average fair value of $14.80 per option.

The following table summarizes the purchase price allocation, including the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)

	June 2, 2006
ASSETS ACQUIRED:	
Cash and equivalents	$ 36,978
Investment securities	76,229
Loans, net	1,009,860
Premises and equipment, net	10,109
Core deposit intangible asset	27,624
Goodwill	247,799
Other assets	83,519
Total assets acquired	$1,492,118
LIABILITIES ASSUMED:	
Deposits	$1,016,053
Term debt	59,030
Junior subordinated debentures	38,746
Other liabilities	24,540
Total liabilities assumed	1,138,369
Net Assets Acquired	$ 353,749

The core deposit intangible asset represents the value ascribed to the long-term deposit relationships acquired. This intangible asset is being amortized on a straight-line basis over a weighted average estimated useful life of ten years. The core deposit intangible asset is estimated not to have a significant residual value. Goodwill represents the excess of the total purchase price paid for Western Sierra over the fair values of the assets acquired, net of the fair values of liabilities assumed. Goodwill has been assigned to our Community Banking segment. Goodwill is not amortized, but is evaluated for possible impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. No impairment losses were recognized in connection with core deposit intangible or goodwill assets during the period from acquisition to December 31, 2008. At December 31, 2008, goodwill recorded in connection with the Western Sierra acquisition was $247.1 million. The decrease in the carrying value of goodwill from June 2, 2006 is primarily due to the recognition of a tax benefit upon exercise of fully vested acquired options.

The following tables present unaudited pro forma results of operations for the year ended December 31, 2007 and 2006 as if the acquisitions of North Bay and Western Sierra had occurred on January 1, 2006. Any cost savings realized as a result of the mergers are not reflected in the pro forma consolidated condensed statements of income. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results that would have been obtained had the acquisitions actually occurred on January 1, 2006:

Pro Forma Financial Information—Unaudited

(in thousands, except per share data)

	Year Ended December 31, 2007			
	Umpqua	North Bay (a)	Pro Forma Adjustments	Pro Forma Combined
Net interest income	$ 285,954	$8,829	$ 573(b)	$295,356
Provision for loan and lease losses	41,730	—	—	41,730
Non-interest income	64,825	1,450	—	66,275
Non-interest expense	214,118	7,063	(3,318)(c)	217,863
Income before income taxes	94,931	3,216	3,891	102,038
Provision for income taxes	31,663	1,066	1,556(d)	34,285
Net income	$ 63,268	$2,150	$ 2,335	$ 67,753
Earnings per share:				
Basic	$ 1.06			$ 1.10
Diluted	$ 1.05			$ 1.09
Average shares outstanding:				
Basic	59,828	1,325	302(e)	61,455
Diluted	60,428	1,376	314(e)	62,118

(a) North Bay amounts represent results from January 1, 2007 to acquisition date of April 26, 2007.

(b) Consists of additional net accretion of fair value adjustments related to the North Bay acquisition.

(c) Consists of merger related expenses of $3.3 million at Umpqua, adjusted for amortization of intangible assets and premises purchase accounting adjustment related to the North Bay acquisition.

(d) Income tax effect of pro forma adjustments at 40%.

(e) Additional shares issued at an exchange ratio of 1.228:1.

(in thousands, except per share data)

	Year Ended December 31, 2006				
	Umpqua	North Bay	Western Sierra (a)	Pro Forma Adjustments	Pro Forma Combined
Net interest income	$262,124	$29,094	$25,834	$ 1,540(b)	$318,592
Provision for loan and lease losses	2,552	200	350	—	3,102
Non-interest income	53,597	4,547	5,040	—	63,184
Non-interest expense	181,949	22,461	18,168	(1,246)(c)	221,332
Income before income taxes	131,220	10,980	12,356	2,786	157,342
Provision for income taxes	46,773	3,854	4,898	1,114(d)	56,639
Net income	$ 84,447	$ 7,126	$ 7,458	$ 1,672	$100,703
Earnings per share:					
Basic	$ 1.61				$ 1.61
Diluted	$ 1.59				$ 1.58
Average shares outstanding:					
Basic	52,311	4,131	3,292	2,950(e)	62,684
Diluted	53,050	4,290	3,378	3,039(e)	63,757

(a) Western Sierra amounts represent results from January 1, 2006 to acquisition date of June 2, 2006.
(b) Consists of additional net accretion of fair value adjustments related to the North Bay and Western Sierra acquisitions.
(c) Consists of merger related expenses of $4.8 million at Umpqua, adjusted for amortization of intangible assets and premises purchase accounting adjustment related to the North Bay and Western Sierra acquisitions.
(d) Income tax effect of pro forma adjustments at 40%.
(e) Additional shares issued at an exchange ratio of 1.228:1 for North Bay and 1.610:1 for Western Sierra shares.

The following table summarizes activity in the Company's accrued restructuring charges related to the North Bay and Western Sierra acquisitions which are recorded in other liabilities:

Accrued Restructuring Charges

(in thousands)

	2008		
	Western Sierra	North Bay	Total
Beginning balance	$ 2,210	$1,014	$ 3,224
Additions:			
Severance, retention and other compensation	32	29	61
Other adjustments	—	5	5
Utilization:			
Premises	(78)	—	(78)
Cash payments	(1,401)	(926)	(2,327)
Ending Balance	$ 763	$ 122	$ 885

These accrued restructuring charges will be utilized by May 2012.

The Company incurs significant expenses related to mergers that cannot be capitalized. Generally, these expenses begin to be recognized while due diligence is being conducted and continue until such time as all systems have been converted and operational functions become fully integrated. Merger-related expenses are presented as a line item on the consolidated statements of income.

The Company incurred no merger-related expenses in 2008. The following table presents the key components of merger-related expense for years ended December 31, 2007 and 2006. Substantially all of the merger-related expenses incurred during 2007 were in connection with the North Bay acquisition and substantially all of the merger-related expenses incurred during 2006 were in connection with the Western Sierra acquisition.

Merger-Related Expense

(in thousands)

	2007	2006
Professional fees	$ 982	$1,082
Compensation and relocation	1,077	778
Communications	478	854
Premises and equipment	188	375
Other	593	1,684
Total	$3,318	$4,773

No additional merger-related expenses are expected in connection with the North Bay acquisition or any other acquisition prior to North Bay.

NOTE 3. CASH AND DUE FROM BANKS

The Bank is required to maintain an average reserve balance with the Federal Reserve Bank or maintain such reserve balance in the form of cash. The amount of required reserve balance at December 31, 2008 and 2007 was approximately $58.4 million and $43.4 million, respectively, and was met by holding cash and maintaining an average balance with the Federal Reserve Bank.

NOTE 4. INVESTMENT SECURITIES

The following table presents the amortized costs, unrealized gains, unrealized losses and approximate fair values of investment securities at December 31, 2008 and 2007:

December 31, 2008
(in thousands)

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
AVAILABLE FOR SALE:				
U.S. Treasury and agencies	$ 30,831	$ 401	$ (6)	$ 31,226
Mortgage-backed securities and collateralized mortgage obligations	1,000,155	26,726	(1,586)	1,025,295
Obligations of states and political subdivisions	176,966	3,959	(1,340)	179,585
Other debt securities	884	—	(250)	634
Investments in mutual funds and other equity securities	1,959	13	—	1,972
	$ 1,210,795	$ 31,099	$ (3,182)	$ 1,238,712
HELD TO MATURITY:				
Obligations of states and political subdivisions	$ 4,166	$ 8	$ (75)	$ 4,099
Mortgage-backed securities and collateralized mortgage obligations	11,496	1	(7,367)	4,130
Other investment securities	150	—	—	150
	$ 15,812	$ 9	$ (7,442)	$ 8,379

December 31, 2007
(in thousands)

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
AVAILABLE FOR SALE:				
U.S. Treasury and agencies	$ 158,819	$ 35	$ (422)	$ 158,432
Mortgage-backed securities and collateralized mortgage obligations	670,115	6,406	(4,177)	672,344
Obligations of states and political subdivisions	169,444	1,165	(615)	169,994
Other debt securities	1,026	—	(59)	967
Investments in mutual funds and other equity securities	51,996	15	(2,992)	49,019
	$ 1,051,400	$ 7,621	$ (8,265)	$ 1,050,756
HELD TO MATURITY:				
Obligations of states and political subdivisions	$ 5,403	$ 20	$ —	$ 5,423
Mortgage-backed securities and collateralized mortgage obligations	227	1	—	228
Other investment securities	375	—	—	375
	$ 6,005	$ 21	$ —	$ 6,026

Investment securities that were in an unrealized loss position as of December 31, 2008 and 2007 are presented in the following tables, based on the length of time individual securities have been in an unrealized loss position. In the opinion of management, these securities are considered only temporarily impaired due to changes in market interest rates or the widening of market spreads subsequent to the initial purchase of the securities, and not due to concerns regarding the underlying credit of the issuers or the underlying collateral:

December 31, 2008

(in thousands)

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
AVAILABLE FOR SALE:						
U.S. Treasury and agencies	$ 93	$ 2	$ 230	$ 4	$ 323	$ 6
Mortgage-backed securities and collateralized mortgage obligations	103,323	1,083	41,262	503	144,585	1,586
Obligations of states and political subdivisions	43,341	1,291	5,520	49	48,861	1,340
Other debt securities	—	—	634	250	634	250
Total temporarily impaired securities	$146,757	$2,376	$47,646	$806	$194,403	$3,182
HELD TO MATURITY:						
Obligations of states and political subdivisions	$ 4,099	$ 75	$ —	$ —	$ 4,099	$ 75
Mortgage-backed securities and collateralized mortgage obligations	4,130	7,367	—	—	4,130	7,367
Total temporarily impaired securities	$ 8,229	$7,442	$ —	$ —	$ 8,229	$7,442

December 31, 2007

(in thousands)

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
AVAILABLE FOR SALE:						
U.S. Treasury and agencies	$ 5,156	$ 17	$124,104	$ 405	$129,260	$ 422
Mortgage-backed securities and collateralized mortgage obligations	110,516	1,066	155,880	3,111	266,396	4,177
Obligations of states and political subdivisions	40,260	373	24,337	242	64,597	615
Other debt securities	—	—	967	59	967	59
Investments in mutual funds and other equity securities	—	—	47,045	2,992	47,045	2,992
Total temporarily impaired securities	$155,932	$1,456	$352,333	$6,809	$508,265	$8,265

The unrealized losses on investments in U.S. Treasury and agencies securities were caused by interest rate increases subsequent to the purchase of the securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than par. Because the Bank has the ability and intent to hold these investments until a market price recovery or to maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The unrealized losses on mortgage-backed securities and collateralized mortgage obligations were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of the securities, and not concerns regarding the underlying credit of the issuers or the underlying collateral. It is expected that the securities will not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates or widening market spreads and not credit quality, and because the Bank has the ability and intent to hold these investments until a market price recovery or to maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The unrealized losses on obligations of political subdivisions were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of the securities. Management monitors published credit ratings of these securities and no adverse ratings changes have occurred since the date of purchase on obligations of political subdivisions in an unrealized loss position as of December 31, 2008. Because the decline in fair value is attributable to changes in interest rates or widening market spreads and not credit quality, and because the Bank has the ability and intent to hold these investments until a market price recovery or to maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The unrealized losses on other debt securities, which consist of trust preferred securities, were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of the securities. Management monitors the credit ratings of the underlying institutions of the securities and no adverse ratings changes have occurred since the date of purchase on the other debt securities in an unrealized loss position as of December 31, 2008. Because the decline in fair value is attributable to changes in interest rates or widening market spreads and not credit quality, and because the Bank has the ability and intent to hold these investments until a market price recovery or to maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

During the third quarter of 2008, the Bank initiated a redemption-in-kind of shares owned in an intermediate mortgage fund, and received its proportionate share of the underlying securities within the fund. As of the date of the redemption, the book value of the fund was $28.6 million with a market value of $20.7 million, resulting in a $7.9 million unrealized loss. The composition of fund's book value included 70% of non-agency mortgage-backed securities and collateralized mortgage obligations, 24% of agency mortgage-backed securities and collateralized mortgage obligations, 2% of U.S. Treasuries and 4% in cash equivalents. Of the $7.9 million unrealized loss, 94% related to the non-agency mortgage-backed securities and collateralized mortgage obligations, and the remainder related to the agency mortgage-backed securities and collateralized mortgage obligations. The transaction was accounted for as a nonmonetary exchange under SFAS No. 153, *Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29*. The carrying value of the equity interest in the mortgage fund was allocated to the individual securities. No gain or loss was realized as a result of the redemption.

As part of this redemption in kind, the Company assessed the classification of the underlying securities acquired and elected to classify $12.6 million in non-agency mortgage-backed securities and collateralized mortgage obligations at fair value as investment securities held to maturity. The Company considers the held to maturity classification to be more appropriate because it has the ability and the intent to hold these securities to maturity. The book value of the securities was recorded at fair value as of the date of the transfer, resulting in a discount to par. This discount is being accreted to interest income over the remaining terms of the securities. The related unrealized pretax loss of $7.5 million included in other comprehensive income as of the date of the transfer remains in other comprehensive income and is being amortized as a yield adjustment through earnings over the remaining term of the securities, and will offset the accretion of the discount. No gain or loss was recognized at the time of the classification.

We review investment securities on an ongoing basis for the presence of other-than-temporary ("OTTI") or permanent impairment, taking into consideration current market conditions, fair value in relationship to cost, extent and nature of the change in fair value, issuer rating changes and trends, our ability and intent to hold investments until a recovery of fair value, which may be maturity, and other factors.

In 2008, the Company recorded a $4.2 million OTTI charge within net gain (loss) of investment securities. Charges of $3.8 million related to seven non-agency collateralized mortgage obligations carried as held to maturity and where the default rates and loss severities of the underlying collateral indicate credit losses are expected to occur. These securities were valued by third party pricing services using matrix or model pricing methodologies, and were corroborated by broker indicative bids. The remaining non-agency securities within mortgage-backed securities and collateralized mortgage obligations carried as held to maturity were specifically evaluated for OTTI, and the default rates and loss severities of the underlying collateral indicated that credit losses are not expected to occur. In addition, the Company recorded an OTTI charge of $139,000 related to a collateralized debt obligation that holds trust preferred securities in investments available for sale where default and deferrals on the underlying debt indicate credit losses are expected to occur within the security. An additional $225,000 charge was recognized in the quarter for preferred stock carried as an investment held to maturity. These securities were valued by third party pricing services using matrix or model pricing methodologies. There were no similar charges recorded in 2007 or 2006.

The following table presents the maturities of investment securities at December 31, 2008:

(in thousands)

	Available For Sale		Held To Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
AMOUNTS MATURING IN:				
Three months or less	$ 23,525	$ 23,584	$ 1,125	$1,127
Over three months through twelve months	24,739	24,900	875	815
After one year through five years	409,969	417,346	5,444	4,146
After five years through ten years	642,001	661,703	5,754	1,030
After ten years	108,602	109,207	2,464	1,111
Other investment securities	1,959	1,972	150	150
	$1,210,795	$1,238,712	$15,812	$8,379

The amortized cost and fair value of collateralized mortgage obligations and mortgage-backed securities are presented by expected average life, rather than contractual maturity, in the preceding table. Expected maturities may differ from contractual maturities because borrowers have the right to prepay underlying loans without prepayment penalties.

The following table presents the gross realized gains and gross realized losses on the sale of securities available for sale for the years ended December 31, 2008, 2007 and 2006:

(in thousands)

	2008		2007		2006	
	Gains	Losses	Gains	Losses	Gains	Losses
U.S. Treasury and agencies	$ 522	$ —	$44	$78	$—	$—
Mortgage-backed securities and collateralized mortgage obligations	6,681	145	13	—	—	—
Obligations of states and political subdivisions	6	—	16	8	16	37
Other debt securities	—	—	—	—	—	—
Investments in mutual funds and other equity securities	—	1,535	—	—	—	—
	$7,209	$1,680	$73	$86	$16	$37

The following table presents, as of December 31, 2008, investment securities which were pledged to secure borrowings and public deposits as permitted or required by law:

(in thousands)

	Amortized Cost	Fair Value
SECURITIES PLEDGED:		
To Federal Home Loan Bank to secure borrowings	$ 427,212	$ 439,325
To state and local governments to secure public deposits	394,725	403,571
To U.S. Treasury and Federal Reserve to secure customer tax payments	7,321	7,451
Other securities pledged, principally to secure deposits	250,028	253,857
Total pledged securities	$1,079,286	$1,104,204

The carrying value of investment securities pledged as of December 31, 2007 was $831.0 million.

NOTE 5. LOANS, LEASES AND ALLOWANCE FOR LOAN AND LEASE LOSSES

The following table presents the major types of loans recorded in the balance sheets as of December 31, 2008 and 2007:

(in thousands)

	2008	2007
Real estate—construction and land development	$931,090	$1,202,173
Real estate—commercial and agricultural	3,236,645	3,012,743
Real estate—single and multi-family residential	661,723	582,771
Commercial, industrial and agricultural	1,211,167	1,169,939
Leases	40,155	40,207
Installment and other	62,044	59,091
	6,142,824	6,066,924
Deferred loan fees, net	(11,450)	(11,289)
Total loans and leases	$6,131,374	$6,055,635

The following table summarizes activity related to the allowance for loan and lease losses for the years ended December 31, 2008, 2007 and 2006:

(in thousands)

	2008	2007	2006
Balance, beginning of year	$84,904	$ 60,090	$43,885
Provision for loan and lease losses	107,678	41,730	2,552
Charge-offs	(101,052)	(24,730)	(4,205)
Recoveries	4,335	2,736	3,631
Acquisitions	—	5,078	14,227
Balance, end of year	$95,865	$ 84,904	$60,090

At December 31, 2008, the recorded investment in loans classified as impaired in accordance with SFAS No. 114, *Accounting for Impaired Loans*, totaled $151.5 million, with no corresponding valuation allowance. Prior to the second quarter of 2008, the Company recognized the charge-off of an impairment reserve when the loan was resolved, sold, or foreclosed and transferred to other real estate owned. Due to declining real estate values in our markets, it is increasingly likely that an impairment reserve on collateral dependent real estate loans represent a confirmed loss. As a result, in the second quarter of 2008, the Company began recognizing the charge-off of impairment reserves on impaired loans in the period it arises for collateral dependent loans. Therefore, the impaired collateral dependent loans as of December 31, 2008 have been written-down to their estimated net realizable value, based on disposition value. At December 31, 2007, the total recorded investment in impaired loans was $81.3 million, with a corresponding valuation allowance (included in the allowance for loan and lease losses) of $9.9 million.

The average recorded investment in impaired loans was approximately $116.6 million, $45.7 million and $16.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, $38.2 million of loans were classified as restructured. The restructurings were granted in response to borrower financial difficulty, and generally provide for a temporary modification of loan repayment terms. The Company has obligations to lend $4.4 million of additional to funds to the restructured loans as of December 31, 2008, which primarily relates to one residential development project. While all of the restructured loans as of December 31, 2008 were classified as impaired, only $14.6 million were placed on non-accrual status. The $23.6 million of restructured loans on accrual status represent the only impaired loans accruing interest at December 31, 2008. There were no impaired loans accruing interest at December 31, 2007. For the years ended December 31, 2008, 2007 and 2006, interest income of $732,000, $135,000 and $1.2 million, respectively, was recognized in connection with impaired loans.

Non-accrual loans totaled $127.9 million at December 31, 2008, and $81.3 million at December 31, 2007. If non-accrual loans had performed according to their original terms, additional interest income of approximately $7.2 million, $4.7 million, and $448,000 would have been recognized in 2008, 2007 and 2006, respectively.

As of December 31, 2008, loans totaling $2.36 billion were pledged to secure borrowings.

NOTE 6. PREMISES AND EQUIPMENT

The following table presents the major components of premises and equipment at December 31, 2008 and 2007:

(in thousands)

	2008	2007
Land	$ 14,175	$ 14,175
Buildings and improvements	92,540	87,945
Furniture, fixtures and equipment	81,218	72,795
Construction in progress	2,566	3,694
Total premises and equipment	190,499	178,609
Less: Accumulated depreciation and amortization	(85,805)	(72,342)
Premises and equipment, net	$104,694	$106,267

Depreciation expense totaled $11.8 million, $10.9 million and $9.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Umpqua's subsidiaries have entered into a number of non-cancelable lease agreements with respect to premises and equipment. See Note 17 for more information regarding rental expense, net of rent income, and minimum annual rental commitments under non-cancelable lease agreements.

NOTE 7. MORTGAGE SERVICING RIGHTS

The following table presents the changes in the Company's mortgage servicing rights ("MSR") for the years ended December 31, 2008, 2007 and 2006:

(in thousands)

	2008	2007	2006
Balance, beginning of year(1)	$ 10,088	$ 9,952	$ 10,890
Additions for new mortgage servicing rights capitalized	2,694	892	1,487
Changes in fair value:			
Due to changes in model inputs or assumptions(2)	(1,270)	595	—
Other(3)	(3,307)	(1,351)	—
Amortization of servicing rights	—	—	(1,198)
Impairment charge	—	—	(1,227)
Balance, end of year	$ 8,205	$ 10,088	$ 9,952
Balance of loans serviced for others	$955,494	$870,680	$955,444
MSR as a percentage of serviced loans	0.86%	1.16%	1.04%

(1) Represents fair value as of December 31, 2007 and 2006 and amortized cost as of December 31, 2005. The fair value as of December 31, 2005 was $10.9 million.

(2) Principally reflects changes in discount rates and prepayment speed assumptions, which are primarily affected by changes in interest rates.

(3) Represents changes due to collection/realization of expected cash flows over time.

The amount of contractually specified servicing fees, late fees and ancillary fees earned, recorded in mortgage banking revenue on the consolidated statements of income, were $2.5 million, $2.5 million and $2.6 million, respectively, for the years ended December 31, 2008, 2007 and 2006.

In the fourth quarter of 2007, the Company began using derivative instruments to hedge the risk of changes in the fair value of MSR due to changes in interest rates. During 2007, we recognized a loss of $334,000 related to MSR hedging activities, which was recorded in mortgage banking revenue on the consolidated statements of income. Starting in late February 2008 and continuing into March 2008, the bond markets experienced extraordinary volatility. This volatility resulted in widening spreads and price declines on the derivative instruments that were not offset by corresponding gains in the MSR asset. As a result, a $2.4 million charge was recognized within mortgage banking revenue in the first quarter of 2008. In March, the Company suspended the MSR hedge, given the continued volatility.

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company's goodwill and other intangible assets for the years ended December 31, 2008 and 2007. Goodwill is reflected by operating segment; all other intangible assets are related to the Community Banking segment.

(in thousands)

	Goodwill			Other Intangible Assets		
	Community Banking	Retail Brokerage	Total	Gross	Accumulated Amortization	Net
Balance, December 31, 2006	$642,241	$3,697	$645,938	$42,035	$ (8,480)	$33,555
Net additions	77,329	—	77,329	14,178	—	14,178
Amortization	—	—	—	—	(6,094)	(6,094)
Balance, December 31, 2007	719,570	3,697	723,267	56,213	(14,574)	41,639
Reductions	(234)	—	(234)	—	—	—
Impairment	—	(982)	(982)	—	—	—
Amortization	—	—	—	—	(5,857)	(5,857)
Balance, December 31, 2008	$719,336	$2,715	$722,051	$56,213	$(20,431)	$35,782

Goodwill additions of $78.8 million in 2007 related primarily to the North Bay acquisition, and represented the excess of the total purchase price paid over the fair values of the assets acquired, net of the fair values of liabilities assumed. Additional information on the acquisition and purchase price allocation is provided in Note 2. Other significant changes to goodwill included decreases of $234,000 and $2.6 million in 2008 and 2007, respectively, due to the recognition of tax benefits upon exercise of fully vested acquired options.

Management performs a goodwill impairment analysis on a quarterly basis. This impairment test involves a two-step process. The first step compares the fair value of a reporting unit to its carrying value. If the reporting unit's fair value is less than its carrying value, the Company would be required to proceed to the second step. In the second step the Company calculates the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. The estimated fair value of the Company is allocated to all of the Company's assets and liabilities, including any unrecognized identifiable intangible assets, as if the Company had been acquired in a business combination and the estimated fair value of the reporting unit is the price paid to acquire it. The allocation process is performed only for purposes of determining the amount of goodwill impairment. No assets or liabilities are written up or down, nor are any additional unrecognized identifiable intangible assets recorded as a part of this process. Any excess of the estimated purchase price over the fair value of the reporting unit's net assets represents the implied fair value of goodwill. If the carrying amount of the goodwill is greater than the implied fair value of that goodwill, an impairment loss would be recognized as a charge to earnings in an amount equal to that excess.

The decrease in goodwill in the current year is principally attributable to a $1.0 million impairment loss relating to the Retail Brokerage operating segment. This charge resulted from the Company's evaluation following the departure of certain Strand financial advisors. The valuation of the impairment at the Retail Brokerage operating segment was determined using an income approach by discounting cash flows of forecasted earnings. Relating to Community Banking operating segment, the Company engaged an independent valuation consultant to assist us in determining whether and to what extent our goodwill asset was impaired. The results of the Company's and valuation specialist's step one test indicated that the reporting unit's fair value was less than its carrying value and therefore the Company performed a step two analysis. Based on the results of the step two analysis, the Company determined that the implied fair value of the goodwill was greater than its carrying amount on the Company's balance sheet and no goodwill impairment existed; however, no assurance can be given that this reporting unit's goodwill will not be written down in future periods.

The additions to other intangible assets in 2007 represent the value ascribed to the long-term deposit relationships and merchant services portfolio income stream acquired in the North Bay acquisition. Additional information on intangible assets related to acquisitions is provided in Note 2.

The table below presents the forecasted amortization expense for 2009 through 2013 for intangible assets acquired in all mergers:

(in thousands)

Year	Expected Amortization
2009	$ 5,361
2010	5,087
2011	4,784
2012	4,686
2013	4,547
Thereafter	11,317
	$35,782

NOTE 9. OTHER ASSETS

Other assets consisted of the following at December 31, 2008 and 2007:

(in thousands)

	2008	2007
Cash surrender value of life insurance policies	$ 83,666	$ 80,593
Accrued interest receivable	29,488	35,010
Income taxes receivable	8,555	15,189
Deferred tax assets, net	8,854	30,370
Investment in unconsolidated Trusts	6,954	6,965
Equity method investments—Homestead	4,294	4,689
Equity method investments—WNC Fund	3,657	3,912
Other	17,910	24,402
Total	$163,378	$201,130

The Company invests in Homestead Capital and WNC Fund, limited partnerships, that operate qualified affordable housing projects to receive tax benefits in the form of tax deductions from operating losses and tax credits. The Company accounts for the investments under the equity method. The Company's remaining capital commitments to these partnerships at December 31, 2008 and 2007 were approximately $1.7 million and $3.6 million, respectively. Such amounts are included in other liabilities on the consolidated balance sheets. Also see Note 15 for information on the Company's investment in Trusts.

NOTE 10. INCOME TAXES

The following table presents the components of income tax expense attributable to continuing operations included in the consolidated statements of income for the years ended December 31:

(in thousands)

	Current	Deferred	Total
YEAR ENDED DECEMBER 31, 2008:			
Federal	$ 8,178	$10,949	$19,127
State	4,066	(1,060)	3,006
	$12,244	$ 9,889	$22,133
YEAR ENDED DECEMBER 31, 2007:			
Federal	$29,946	$ (3,793)	$26,153
State	6,797	(1,287)	5,510
	$36,743	$ (5,080)	$31,663
YEAR ENDED DECEMBER 31, 2006:			
Federal	$45,949	$ (4,958)	$40,991
State	6,967	(1,185)	5,782
	$52,916	$ (6,143)	$46,773

The following table presents a reconciliation of income taxes computed at the Federal statutory rate to the actual effective rate attributable to continuing operations for the years ended December 31:

	2008	2007	2006
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt income	-5.4%	-3.1%	-1.4%
State tax, net of Federal income tax benefit	3.2%	3.8%	2.9%
Tax credits	-2.9%	-2.3%	-1.2%
Other	0.3%	0.0%	0.3%
Effective income tax rate	30.2%	33.4%	35.6%

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax asset (recorded in other assets on the consolidated balance sheets) as of December 31:

(in thousands)

	2008	2007
DEFERRED TAX ASSETS:		
Allowance for loan and lease losses	$38,422	$34,482
Accrued severance and deferred compensation	11,580	12,162
Purchased tax credits	10,199	9,772
Discount on trust preferred securities	3,053	3,510
Loans	1,759	1,821
Unrealized loss on investment securities	—	258
Other	8,722	9,357
Total gross deferred tax assets	73,735	71,362
DEFERRED TAX LIABILITIES:		
Intangibles	15,378	17,604
Deferred loan fees	4,865	6,319
Premises and equipment depreciation	5,819	4,084
Leased assets	4,282	3,111
FHLB stock dividends	1,065	2,527
Basis differences of stock and securities	1,453	—
Mortgage servicing rights	2,169	2,355
Unrealized gain on investment securities	9,382	—
Fair market value adjustment on preferred securities	16,963	—
Other	3,505	4,992
Total gross deferred tax liabilities	64,881	40,992
Net deferred tax assets	$ 8,854	$30,370

The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets as management believes it is more likely than not that the deferred tax assets of $73.7 million and $71.4 million at December 31, 2008 and 2007, respectively, will be realized principally through carry-back to taxable income in prior years and future reversals of existing taxable temporary differences. Management further believes that future taxable income will be sufficient to realize the benefits of temporary deductible differences that cannot be realized through carry-back to prior years or through the reversal of future temporary taxable differences.

The purchased tax credits totaling $10.2 million and $9.8 million at December 31, 2008 and 2007, respectively, comprised primarily of State of Oregon Business Energy Tax Credits ("BETC"), will be utilized to offset future state income taxes. The Company made its first BETC purchase in 2004, and has made subsequent BETC purchases in each year thereafter. Most of the tax credits benefit a five-year period, with an eight-year carry-forward allowed. Management believes, based upon the Company's historical performance, that the deferred tax assets will be realized in the normal course of operations, and, accordingly, management has not reduced these deferred tax assets by a valuation allowance.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, as well as the Oregon and California state jurisdictions. Except for the California amended returns of an acquired institution for the tax years 2001 and 2002, and only as it relates to the net interest deduction taken on these amended returns, the Company is no longer subject to U.S. federal or Oregon state examinations by tax authorities for years before 2005 and California state examinations for years before 2003. The Internal Revenue Service concluded an examination of the Company's U.S. income tax returns for 2003 and 2004 in the second quarter of 2006. The results of the examination had no significant impact on the Company's financial statements.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48") on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the form of a liability for unrecognized tax benefits. The Company periodically reviews its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This review takes into consideration the status of current taxing authorities' examinations of the Company's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment.

During the fourth quarter of 2008, the Company recorded a FIN 48 liability for unrecognized tax benefits relating to temporary differences in the amount of $895,303. If recognized the unrecognized tax benefit would not affect the effective tax rate. During the fourth quarter of 2008, the Company also accrued $163,564 of interest related to the unrecognized tax benefit. Accrued interest related to unrecognized tax benefits is recognized in tax expense.

Detailed below is a reconciliation of the Company's unrecognized tax benefits, gross of any related tax benefits, for the year ended December 31, 2008.

(in thousands)

Balance, January 1, 2008	$ —
Changes based on tax positions related to the current year	(1,036)
Changes based on tax positions related to prior years	2,078
Reductions for tax positions of prior years	—
Settlements	—
Balance, December 31, 2008	$ 1,042

NOTE 11. INTEREST-BEARING DEPOSITS

The following table presents the major types of interest-bearing deposits at December 31, 2008 and 2007:

(in thousands)

	2008	2007
Negotiable order of withdrawal (NOW)	$ 752,931	$ 820,122
Savings and money market	2,335,158	2,538,252
Time, $100,000 and over	1,232,265	1,138,538
Other time less than $100,000	1,014,502	819,542
Total interest-bearing deposits	$5,334,856	$5,316,454

The following table presents interest expense for each deposit type for the years ended December 31, 2008, 2007 and 2006:

(in thousands)

	2008	2007	2006
NOW	$ 8,005	$ 13,286	$ 11,085
Savings and money market	47,734	79,784	51,169
Time, $100,000 and over	42,690	48,816	30,972
Other time less than $100,000	30,941	38,954	26,655
Total interest on deposits	$129,370	$180,840	$119,881

The following table presents the scheduled maturities of time deposits as of December 31, 2008:

(in thousands)

2009	$2,027,636
2010	160,786
2011	27,713
2012	16,284
2013	11,354
Thereafter	2,994
Total time deposits	$2,246,767

The following table presents the remaining maturities of time deposits of $100,000 or more as of December 31, 2008:

(in thousands)

Three months or less	$ 485,112
Over three months through six months	316,001
Over six months through twelve months	316,720
Over twelve months	114,432
Time, $100,000 and over	$1,232,265

NOTE 12. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The following table presents information regarding securities sold under agreements to repurchase at December 31, 2008 and 2007:

(dollars in thousands)

	Repurchase Amount	Weighted Average Interest Rate	Carrying Value of Underlying Assets	Market Value of Underlying Assets
December 31, 2008	$47,588	1.22%	$48,626	$48,626
December 31, 2007	$36,294	2.29%	$37,085	$37,085

The securities underlying agreements to repurchase entered into by the Bank are for the same securities originally sold, with a one-day maturity. In all cases, the Bank maintains control over the securities. Securities sold under agreements to repurchase averaged approximately $47.7 million, $49.1 million and $63.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. The maximum amount outstanding at any month end for the years ended December 31, 2008, 2007 and 2006 was $55.6 million, $59.6 million and $65.5 million, respectively. Investment securities are pledged as collateral in an amount equal to or greater than the repurchase agreements.

NOTE 13. FEDERAL FUNDS PURCHASED

At December 31, 2008, the Company had no outstanding federal funds purchased balances, as compared to the $69.5 million outstanding balance at December 31, 2007. The Bank had available lines of credit with the FHLB totaling $1.6 billion at December 31, 2008. The Bank had uncommitted federal funds line of credit agreements with additional financial institutions totaling $190.0 million at December 31, 2008. At December 31, 2008, the lines of credit had interest rates ranging from 0.45% to 3.00%. Availability of the lines is subject to federal funds balances available for loan, continued borrower eligibility and are reviewed and renewed periodically throughout the year. These lines are intended to support short-term liquidity needs, and the agreements may restrict consecutive day usage.

NOTE 14. TERM DEBT

The Bank had outstanding secured advances from the FHLB and other creditors at December 31, 2008 and 2007 of $206.5 million and $73.9 million, respectively.

Future maturities of borrowed funds (excluding purchase accounting adjustments) at December 31, 2008 are as follows:

(in thousands)

Year	Amount
2009	$130,000
2010	75,000
2011	—
2012	—
2013	906
Thereafter	504
Total borrowed funds	$206,410

The maximum amount outstanding from the FHLB under term advances at month end during 2008 and 2007 was $236.0 million and $104.2 million, respectively. The average balance outstanding on FHLB term advances during 2008 and 2007 was $193.5 million and $63.7 million, respectively. The average interest rate on the borrowings was 3.67% in 2008 and 4.35% in 2007. The FHLB requires the Bank to maintain a required level of investment in FHLB and sufficient collateral to qualify for notes. The Bank has pledged as collateral for these notes all FHLB stock, all funds on deposit with the FHLB, and its investments and commercial real estate portfolios, accounts, general intangibles, equipment and other property in which a security interest can be granted by the Bank to the FHLB.

NOTE 15. JUNIOR SUBORDINATED DEBENTURES

As of December 31, 2008, the Company had 14 wholly-owned trusts ("Trusts"), including a Master Trust formed in 2007 to issue two separate series of trust preferred securities, that were formed to issue trust preferred securities and related common securities of the Trusts and are not consolidated. One Trust, representing an obligation of approximately $10.3 million (fair value of approximately $10.3 million as of the merger date), was assumed in connection with the North Bay merger and subsequently redeemed in June 2007. Nine Trusts, representing aggregate total obligations of approximately $96.0 million (fair value of approximately $107.3 million as of the merger date), were assumed in connection with previous mergers.

Following is information about the Trusts as of December 31, 2008:

Junior Subordinated Debentures

(dollars in thousands)

Trust Name	Issue Date	Issued Amount	Carrying Value(1)	Rate (2)	Effective Rate(3)	Maturity Date	Redemption Date
AT FAIR VALUE:							
Umpqua Statutory Trust II	October 2002	$ 20,619	$ 16,517	Floating(4)	6.43%	October 2032	October 2007
Umpqua Statutory Trust III	October 2002	30,928	25,120	Floating(5)	6.43%	November 2032	November 2007
Umpqua Statutory Trust IV	December 2003	10,310	7,595	Floating(6)	6.43%	January 2034	January 2009
Umpqua Statutory Trust V	December 2003	10,310	7,501	Floating(6)	6.43%	March 2034	March 2009
Umpqua Master Trust I	August 2007	41,238	21,348	Floating(7)	6.43%	September 2037	September 2012
Umpqua Master Trust IB	September 2007	20,619	14,439	Floating(8)	6.43%	December 2037	December 2012
		134,024	92,520				
AT AMORTIZED COST:							
HB Capital Trust I	March 2000	5,310	6,496	10.875%	8.03%	March 2030	March 2010
Humboldt Bancorp Statutory Trust I	February 2001	5,155	6,013	10.200%	8.10%	February 2031	February 2011
Humboldt Bancorp Statutory Trust II	December 2001	10,310	11,539	Floating(9)	4.16%	December 2031	December 2006
Humboldt Bancorp Staututory Trust III	September 2003	27,836	30,996	Floating(10)	3.91%	September 2033	September 2008
CIB Capital Trust	November 2002	10,310	11,351	Floating(5)	4.70%	November 2032	November 2007
Western Sierra Statutory Trust I	July 2001	6,186	6,215	Floating(11)	6.50%	July 2031	July 2006
Western Sierra Statutory Trust II	December 2001	10,310	10,359	Floating(9)	4.68%	December 2031	December 2006
Western Sierra Statutory Trust III	September 2003	10,310	10,343	Floating(12)	7.38%	September 2033	September 2008
Western Sierra Statutory Trust IV	September 2003	10,310	10,343	Floating(12)	7.38%	September 2033	September 2008
		96,037	103,655				
	Total	$230,061	$196,175				

(1) Includes purchase accounting adjustments, net of accumulated amortization, for junior subordinated debentures assumed in connection with the North Bay, Western Sierra and previous mergers as well as fair value adjustment pursuant to the adoption of SFAS No. 159 related to trusts recorded at fair value.
(2) Contractual interest rate of junior subordinated debentures.
(3) Effective interest rate based upon the carrying value as of December 2008.
(4) Rate based on LIBOR plus 3.35%, adjusted quarterly.
(5) Rate based on LIBOR plus 3.45%, adjusted quarterly.
(6) Rate based on LIBOR plus 2.85%, adjusted quarterly.
(7) Rate based on LIBOR plus 1.35%, adjusted quarterly.
(8) Rate based on LIBOR plus 2.75%, adjusted quarterly.
(9) Rate based on LIBOR plus 3.60%, adjusted quarterly.
(10) Rate based on LIBOR plus 2.95%, adjusted quarterly.
(11) Rate based on LIBOR plus 3.58%, adjusted quarterly.
(12) Rate based on LIBOR plus 2.90%, adjusted quarterly.

The $230.1 million of trust preferred securities issued to the Trusts as of December 31, 2008 ($230.1 million as of December 31, 2007) are reflected as junior subordinated debentures in the consolidated balance sheets. The common stock issued by the Trusts is recorded in other assets in the consolidated balance sheets, and totaled $6.9 million at December 31, 2008 and 2007.

All of the debentures issued to the Trusts, less the common stock of the Trusts, qualified as Tier 1 capital as of December 31, 2008, under guidance issued by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). Effective April 11, 2005, the Federal Reserve Board adopted a rule that permits the inclusion of trust preferred securities in Tier 1 capital, but with stricter quantitative limits. Under the Federal Reserve Board rule, after a five-year transition period ending March 31, 2009, the aggregate amount of trust preferred securities and certain other restricted core capital elements is limited to 25% of Tier 1 capital, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. At December 31, 2008, the Company's restricted core capital elements were 23% of total core capital, net of goodwill. There can be no assurance that the Federal Reserve Board will not further limit the amount of trust preferred securities permitted to be included in Tier 1 capital for regulatory capital purposes.

Effective January 1, 2007, the Company adopted SFAS No. 159 allowing us to measure certain financial assets and liabilities at fair value. Umpqua selected the fair value measurement option for certain pre-existing junior subordinated debentures of $97.9 million (the Umpqua Statutory Trusts) as of the adoption date. The remaining junior subordinated debentures as of the adoption date were acquired through business combinations and were measured at fair value at the time of acquisition. Accounting for junior subordinated debentures originally issued by the Company at fair value enables us to more closely align our financial performance with the economic value of those liabilities. Additionally, we believe it improves our ability to manage the market and interest rate risks associated with the junior subordinated debentures. The junior subordinated debentures measured at fair value and amortized cost have been presented as separate line items on the balance sheet. We use a discounted cash flow model to determine the fair value of the junior subordinated debentures using market discount rate assumptions. The future cash flows of these instruments are extended to the next available redemption date or maturity date as appropriate based upon the spreads of recent issuances or quotes from brokers for comparable bank holding companies compared to the contractual spread of each junior subordinated debenture measured at fair value. For additional assurance, in 2008 we obtained a valuation from a third party pricing service to validate the results of our model.

As a result of the fair value measurement election for the above financial instruments, we recorded gains of $38.9 and $4.9 million for the years ended December 31, 2008 and 2007, respectively, resulting from the change in fair value of the junior subordinated debentures recorded at fair value. The change in fair value resulted from the widening of the credit risk adjusted spread on potential new issuances and recent reductions in three month LIBOR rates. These gains were recorded in gain on junior subordinated debentures carried at fair value within non-interest income. Interest expense on junior subordinated debentures continues to be recorded on an accrual basis and is reported in interest expense. The junior subordinated debentures recorded at fair value of $92.5 million had contractual unpaid principal amounts of $134.0 million outstanding as of

December 31, 2008. The junior subordinated debentures recorded at fair value of $131.7 million had contractual unpaid principal amounts of $134.0 million outstanding as of December 31, 2007.

NOTE 16. EMPLOYEE BENEFIT PLANS

Employee Savings Plan—Substantially all of the Bank's and Strand's employees are eligible to participate in the Umpqua Bank 401(k) and Profit Sharing Plan (the "Umpqua 401(k) Plan"), a defined contribution and profit sharing plan sponsored by the Company. Employees may elect to have a portion of their salary contributed to the plan in conformity with Section 401(k) of the Internal Revenue Code. At the discretion of the Company's Board of Directors, the Company may elect to make matching and/ or profit sharing contributions to the Umpqua 401(k) Plan based on profits of the Bank. The Company's contributions under the plan charged to expense amounted to $2.3 million, $2.5 million and $2.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In connection with the Western Sierra acquisition, the Bank became the sponsor of the Western Sierra Bancorp and Subsidiaries 401KSOP ("401KSOP") and the Western Sierra Bancorp Employee Stock Ownership Plan ("ESOP Plan"). On December 28, 2006, the 401KSOP was merged into the Bank's 401(k) plan. The Bank recognized $159,000 of expense related to employer matching contributions for the 401KSOP plan during 2006. On October 5, 2006, Umpqua received a favorable determination letter from the IRS approving the termination of the ESOP Plan.

In connection with the North Bay acquisition, the Bank became the sponsor of the North Bay 401(k) plan. On May 1, 2007, the North Bay 401(k) plan was frozen and no further contributions were made to that plan. On January 1, 2008, the North Bay 401(k) plan was merged with the Bank's 401(k) plan.

Supplemental Retirement Plan—The Company has established the Umpqua Holdings Corporation Deferred Compensation & Supplemental Retirement Plan (the "DC/SRP"), a nonqualified deferred compensation plan to help supplement the retirement income of certain highly compensated executives selected by resolution of the Company's Board of Directors. The DC/SRP has two components, a supplemental retirement plan ("SRP") and a deferred compensation plan ("DCP"). The Company may make discretionary contributions to the SRP. For the years ended December 31, 2008, 2007 and 2006, the Company's matching contribution charged to expense for these supplemental plans totaled $73,000, $65,000 and $95,000, respectively. The plan balances at December 31, 2008 and 2007 were $327,000 and $329,000, respectively, and are recorded in other liabilities. Under the DCP, eligible officers may elect to defer up to 50% of their salary into a plan account. At December 31, 2008, there were no DCP balances.

Salary Continuation Plans—The Bank sponsors various salary continuation plans for the CEO and certain retired employees. These plans are unfunded, and provide for the payment of a specified amount on a monthly basis for a specified period (generally 10 to 20 years) after retirement. In the event of a participant employee's death prior to or during retirement, the Bank is obligated to pay to the designated beneficiary the benefits set forth under the plan. At December 31, 2008 and 2007, liabilities recorded for the estimated present value of future salary continuation plan benefits totaled $15.0 million and $14.3 million, respectively, and are recorded in other liabilities. For the years ended December 31, 2008, 2007 and 2006, expense recorded for the salary continuation plan benefits totaled $1.9 million, $1.0 million and $1.3 million, respectively.

Deferred Compensation Plans and Rabbi Trusts—The Bank from time to time adopts deferred compensation plans that provide certain key executives with the option to defer a portion of their compensation. In connection with prior acquisitions, the Bank assumed liability for certain deferred compensation plans for key employees, retired employees and directors. Subsequent to the effective date of the acquisitions, no additional contributions were made to these plans. At December 31, 2008 and 2007, liabilities recorded in connection with deferred compensation plan benefits totaled $5.9 million and $6.8 million, respectively, and are recorded in other liabilities.

The Bank has established and sponsors, for some deferred compensation plans assumed in connection with prior mergers, irrevocable trusts commonly referred to as "Rabbi Trusts." The trust assets (generally cash and trading assets) are consolidated in the Company's balance sheets and the associated liability (which equals the related asset balances) is included in other liabilities. The asset and liability balances related to these trusts as of December 31, 2008 and 2007 were $1.5 million and $2.5 million, respectively.

The Bank has purchased, or acquired through mergers, life insurance policies in connection with the implementation of certain executive supplemental income, salary continuation and deferred compensation retirement plans. These policies provide protection against the adverse financial effects that could result from the death of a key employee and provide tax-exempt income to offset expenses associated with the plans. It is the Bank's intent to hold these policies as a long-term investment. However, there will be an income tax impact if the Bank chooses to surrender certain policies. Although the lives of individual current or former management-level employees are insured, the Bank is the owner and sole or partial beneficiary. At December 31, 2008 and 2007, the cash surrender value of these policies was $83.7 million and $80.6 million, respectively. At December 31, 2008 and 2007, the Bank also had liabilities for post-retirement benefits payable to other partial beneficiaries under some of these life insurance policies of $1.3 million and $1.2 million, respectively. The Bank is exposed to credit risk to the extent an insurance company is unable to fulfill its financial obligations under a policy. In order to mitigate this risk, the Bank uses a variety of insurance companies and regularly monitors their financial condition.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Lease Commitments—The Company leases 111 sites under non-cancelable operating leases. The leases contain various provisions for increases in rental rates, based either on changes in the published Consumer Price Index or a predetermined escalation schedule. Substantially all of the leases provide the Company with the option to extend the lease term one or more times upon expiration.

Rent expense for the years ended December 31, 2008, 2007 and 2006 was $12.7 million, $11.9 million and $9.4 million, respectively. Rent expense was offset by rent income of $668,000, $657,000 and $392,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table sets forth, as of December 31, 2008, the future minimum lease payments under non-cancelable operating leases and future minimum income receivable under non-cancelable operating subleases:

(in thousands)

	Lease Payments	Sublease Income
2009	$10,805	$ 422
2010	10,066	341
2011	9,437	173
2012	8,316	141
2013	6,647	125
Thereafter	25,863	—
Total	$71,134	$1,202

Financial Instruments with Off-Balance-Sheet Risk—The Company's financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of the Bank's business and involve elements of credit, liquidity and interest rate risk. The following table presents a summary of the Bank's commitments and contingent liabilities:

(in thousands)

	As of December 31, 2008
Commitments to extend credit	$1,225,231
Commitments to extend overdrafts	$ 183,539
Standby letters of credit	$ 71,944
Commitments to originate loans held for sale	$ 90,645
Forward sales commitments	$ 64,300

The Bank is a party to financial instruments with off-balance-sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve elements of credit and interest-rate risk similar to the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any covenant or condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. While most standby letters of credit are not utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include cash, accounts receivable, inventory, premises and equipment and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary. The Bank has not been required to perform on any financial guarantees and did not incur any losses in connection with standby letters of credit during the years ended December 31, 2008, 2007 and 2006. At December 31, 2008, approximately $46.5 million of standby letters of credit expire within one year, and $25.4 million expire thereafter. Upon issuance, the Company recognizes a liability equivalent to the amount of fees received from the customer for these standby letter of credit commitments. Fees are recognized ratably over the term of the standby letter of credit. The fair value of guarantees associated with standby letters of credit was $172,000 as of December 31, 2008.

At December 31, 2008, the reserve for unfunded commitments, which is included in other liabilities on the consolidated balance sheet, was $1.0 million. The adequacy of the reserve for unfunded commitments is reviewed on a quarterly basis, based upon changes in the amounts of commitments, loss experience, and economic conditions.

Mortgage loans sold to investors may be sold with servicing rights retained, with only the standard legal representations and warranties regarding recourse to the Bank. Management believes that any liabilities that may result from such recourse provisions are not significant.

Legal Proceedings—In November 2007, Visa Inc. ("Visa") announced that it had reached a settlement with American Express related to an antitrust lawsuit. Umpqua Bank and other Visa member banks are

obligated to fund the settlement and share in losses resulting from this litigation. In the fourth quarter of 2007, the Company recorded a liability and corresponding expense of approximately $3.9 million pre-tax, for its proportionate share of that settlement.

In addition, Visa notified the Company that it had established a contingency reserve related to unsettled litigation with Discover Card. In connection with this contingency, the Company recorded, in the fourth quarter of 2007, a liability and corresponding expense of $1.2 million pre-tax, for its proportionate share of that liability. The Company is not a party to the Visa litigation and its liability arises solely from the Bank's membership interest in Visa.

During 2007, Visa announced that it completed restructuring transactions in preparation for an initial public offering of its Class A stock, and, as part of those transactions, Umpqua Bank's membership interest was exchanged for 764,036 shares of Class B common stock in Visa. In March 2008, Visa completed its initial public offering. Following the initial public offering, the

Company received $12.6 million proceeds as a mandatory partial redemption of 295,377 shares, reducing the Company's holdings from 764,036 shares to 468,659 shares of Class B common stock. A conversion ratio of 0.71429 was established for the conversion rate of Class B shares into Class A shares. Using the proceeds from this offering, Visa also established a $3.0 billion escrow account to cover settlements, resolution of pending litigation and related claims ("covered litigation"). In connection with Visa's establishment of the litigation escrow account, the Company reversed the $5.2 million Visa litigation related reserve in the first quarter of 2008.

In October 2008, Visa announced that it had reached a settlement with Discover Card related to an antitrust lawsuit. Umpqua Bank and other Visa member banks were obligated to fund the settlement and share in losses resulting from this litigation that were not already provided for in the escrow account. Visa notified the Company that it had established an additional reserve related to the settlement with Discover Card that had not already been funded into the escrow account. In connection with this settlement, the Company recorded, in the third quarter of 2008, a liability and corresponding expense of $2.1 million pre-tax, for its proportionate share of that liability. In December 2008, this liability and expense was reversed when Visa deposited additional funds into the escrow account to cover the remaining amount of the settlement. The deposit of funds into the escrow account further reduced the conversion ratio applicable to Class B common stock outstanding from 0.71429 per Class A share to 0.6296 per Class A share.

The unredeemed shares of Visa Class B common stock are restricted and may not be transferred until the later of (1) three years from the date of the initial public offering or (2) the period of time necessary to resolve the covered litigation. If the funds in the escrow account are insufficient to settle all the covered litigation, Visa may sell additional Class A shares, use the proceeds to settle litigation, and further reduce the conversion ratio. If funds remain in the escrow account after all litigation is settled, the Class B conversion ratio will be increased to reflect that surplus.

As of December 31, 2008, the value of the Class A shares was $52.45 per share. The value of unredeemed Class A equivalent shares owned by the Company was $15.5 million as of December 31, 2008, and has not been reflected in the accompanying financial statements.

In the ordinary course of business, various claims and lawsuits are brought by and against the Company, the Bank and Strand. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's consolidated financial condition or results of operations.

Concentrations of Credit Risk—The Company grants real estate mortgage, real estate construction, commercial, agricultural and installment loans and leases to customers throughout Oregon, Washington and California. In management's judgment, a concentration exists in real estate-related loans, which represented approximately 79% of the Company's loan and lease portfolio at December 31, 2008 and 2007. Commercial real estate concentrations are managed to assure wide geographic and business diversity. Although management believes such concentrations have no more than the normal risk of collectibility, a substantial decline in the economy in general, material increases in interest rates, changes in tax policies, tightening credit or refinancing markets, or a decline in real estate values in the Company's primary market areas in particular, such as was seen with the deterioration in the residential development market since 2007, could have an adverse impact on the repayment of these loans. Personal and business incomes, proceeds from the sale of real property, or proceeds from refinancing, represent the primary sources of repayment for a majority of these loans.

The Bank recognizes the credit risks inherent in dealing with other depository institutions. Accordingly, to prevent excessive exposure to any single correspondent, the Bank has established general standards for selecting correspondent banks as well as internal limits for allowable exposure to any single correspondent. In addition, the Bank has an investment policy that sets forth limitations that apply to all investments with respect to credit rating and concentrations per issuer.

NOTE 18. DERIVATIVES

The Company may use derivatives to hedge the risk of changes in the fair values of interest rate lock commitments, residential mortgage loans held for sale, and mortgage servicing rights. None of the Company's derivatives are designated as hedging instruments under SFAS 133. Rather, they are accounted for as free-standing derivatives, or economic hedges, with changes in the fair value of the derivatives reported in income. The Company primarily utilizes forward interest rate contracts in its derivative risk management strategy.

The Bank enters into forward delivery contracts to sell residential mortgage loans or mortgage-backed securities to broker/dealers at specific prices and dates ("MBS TBAs") in order to hedge the interest rate risk in its portfolio of mortgage loans held for sale and its residential mortgage loan commitments. Credit risk associated with forward contracts is limited to the replacement cost of those forward contracts in a gain position. There were no counterparty default losses on forward contracts in 2008, 2007 or 2006. Market risk with respect to forward contracts arises principally from changes in the value of contractual positions due to changes in interest rates. The Bank limits its exposure to market risk by monitoring differences between commitments to customers and forward contracts with broker/dealers. In the event the Company has forward delivery contract commitments in excess of available mortgage loans, the Company completes the transaction by either paying or receiving a fee to or from the broker/dealer equal to the increase or decrease in the market value of the forward contract. At December 31, 2008, the Bank had commitments to originate mortgage loans held for sale totaling $90.6 million and forward sales commitments of $64.3 million.

In the fourth quarter of 2007, the Company began using derivative instruments, primarily MBS TBAs, to hedge the risk of changes in the fair value of MSR due to changes in interest rates. Starting in late February 2008 and continuing into March 2008, the bond markets experienced extraordinary volatility. This volatility resulted in widening spreads and price declines on the derivative instruments that were not offset by corresponding gains in the MSR asset. In March of 2008, the Company suspended the MSR hedge, given the continued volatility.

The following tables summarize the types of derivatives, separately by assets and liabilities, their locations on the consolidated balance sheets, and the fair values of such derivatives as of December 31, 2008 and 2007:

(in thousands)

Underlying Risk Exposure	Description	Balance Sheet Location	2008	2007
Asset Derivatives				
Interest rate contracts	Rate lock commitments	Other assets	$ 1,170	$ 74
Interest rate contracts	Forward sales commitments	Other assets	151	—
Interest rate contracts	MSR hedge instruments	Other assets	—	34
Total asset derivatives			$ 1,321	$ 108
Liability Derivatives				
Interest rate contracts	Rate lock commitments	Other liabilities	$ 3	$ 6
Interest rate contracts	Forward sales commitments	Other liabilities	583	144
Total liability derivatives			$ 586	$ 150

The following table summarizes the types of derivatives, their location on the consolidated statements of income, and the losses recorded in 2008, 2007 and 2006:

(in thousands)

Underlying Risk Exposure	Description	Income Statement Location	2008	2007	2006
Interest rate contracts	Rate lock commitments	Mortgage banking revenue	$ 1,099	$ 117	$ (77)
Interest rate contracts	Forward sales commitments	Mortgage banking revenue	(184)	(122)	19
Interest rate contracts	MSR hedge instruments	Mortgage banking revenue	(2,398)	(334)	—
Total			$ (1,483)	$ (339)	$ (58)

The Company's derivative instruments do not have specific credit risk-related contingent features. The forward sales commitments do have contingent features that may require transferring collateral to the broker/dealers upon their request. However, this amount would be limited to the net unsecured loss exposure at such point in time and would not materially effect the Company's liquidity or results of operations.

NOTE 19. PREFERRED STOCK

On November 14, 2008, in exchange for an aggregate purchase price of $214.2 million, the Company issued and sold to the United State Department of the Treasury ("U.S. Treasury") pursuant to the TARP Capital Purchase Program (the "CPP") the following: (i) 214,181 shares of the Company's newly designated non-convertible Fixed Rate Cumulative Perpetual Preferred Stock, Series A, (the "preferred stock") no par value per share and liquidation preference $1,000 per share (and $214.2 million liquidation preference in the aggregate) and (ii) a warrant to purchase up to 2,221,795 shares of the Company's common stock, no par value per share, at an exercise price of $14.46 per share, subject to certain customary anti-dilution and other adjustments.

In connection with the issuance and sale of the Company's securities, the Company entered into a Letter Agreement including the Securities Purchase Agreement – Standard Terms, dated November 14, 2008, with the U.S. Treasury (the "Agreement"). The Agreement grants the holders of the preferred stock, the warrant and the common stock to be issued under the warrant registration rights and subjects the Company to executive compensation limitations included in the Emergency Economic Stabilization Act of 2008. For regulatory purposes, the preferred stock is considered Tier 1 capital.

The preferred stock bears cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter, in each case, applied to the $1,000 per share liquidation preference, but will only be paid when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Dividend payments are payable quarterly in arrears on the 15th day of February, May, August and November of each year.

The preferred stock ranks senior to our common stock (and on an equivalent basis with the Company's other authorized series of preferred stock, of which no shares are currently outstanding) with respect to the payment of dividends and distributions of amounts payable upon liquidation, dissolution and winding up the Company. The Company may not pay dividends on, repurchase, or redeem any other class of stock unless all dividends in arrears are fully paid. Additionally, the Agreement contains limitations on the payment of quarterly cash dividends on the Company's common stock in excess of $0.19 per share. So long as the preferred stock is outstanding and held by the U.S. Treasury, the Company may not repurchase common shares without the Treasury's consent through the third anniversary date of the issuance, other than when in connection with any benefit plan in the ordinary course of business consistent with past practice.

For three years from the date of the issuance, the preferred stock may only be redeemed with the proceeds from a qualified equity offering that results in aggregate gross proceeds to the Company of not less that 25% of the issue price of the preferred stock. A qualified equity offering means the sale of Tier 1 qualifying perpetual preferred stock or common stock for cash. After three years, the preferred stock may be redeemed by the Company at its issue price, plus all accrued and unpaid dividends, subject to the approval of the Company's primary federal bank regulator. The preferred stock has no maturity date.

The preferred stock is not subject to any contractual restrictions on transfer. The holders of the preferred stock have no general voting rights, and have only limited class voting rights including, authorization or issuance of shares ranking senior to the preferred stock, any amendment to the rights of the preferred stock, or any merger, exchange or similar transaction which would adversely affect the rights of the preferred stock. If dividends on the preferred stock are not paid in full for six dividend periods, whether or not consecutive, the preferred stock holders will have the right to elect two directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods. The preferred stock is not subject to sinking fund requirements and has no participation rights.

On November 10, 2008, the Company filed with the Secretary of State of the State of Oregon, Articles of Amendment to its Restated Articles of Incorporation establishing the terms of the preferred stock.

In accordance with the relevant accounting pronouncements and a letter from the Securities and Exchange Commission's (the "SEC") Office of the Chief Accountant, the Company recorded the preferred stock and detachable warrants within Stockholders' Equity on the *Consolidated Balance Sheets.* The preferred stock and detachable warrants were initially recognized based on their relative fair values at the date of issuance. As a result, the preferred stock's carrying value is at a discount to the liquidation value or stated value. In accordance the SEC's Staff Accounting Bulletin No. 68, *Increasing Rate*

Preferred Stock, the discount is considered an unstated dividend cost that shall be amortized over the period preceding commencement of the perpetual dividend using the effective interest method, by charging the imputed dividend cost against retained earnings and increasing the carrying amount of the preferred stock by a corresponding amount. The discount is therefore being amortized over five years using a 6.35% effective interest rate. The total stated dividends (whether or not declared) and unstated dividend cost combined represents a period's total preferred stock dividend, which is deducted from net income to arrive at net income available to common shareholders on the *Consolidated Statements of Income*.

During the year ended December 31, 2008, the Board has not declared or paid cash dividends on the preferred stock. As of December 31, 2008, no dividends on the preferred stock were in arrears. In February 2009, the Board declared and the Company paid the first quarterly dividend, which was payable February 17, 2009.

NOTE 20. COMMON STOCK

Stock Plans

The Company's 2007 Long Term Incentive Plan ("2007 LTI Plan") authorizes the award of up to 1 million restricted stock unit grants, which are subject to performance-based vesting as well as other approved vesting conditions. The Company's 2003 Stock Incentive Plan ("2003 Plan") provides for grants of up to 2 million shares. The 2003 Plan further provides that no grants may be issued if existing options and subsequent grants under the 2003 Plan exceed 10% of the Company's outstanding shares on a diluted basis. Under the terms of the 2003 Plan, options and awards generally vest ratably over a period of five years, the exercise price of each option equals the market price of the Company's common stock on the date of the grant, and the maximum term is ten years.

The Company has options outstanding under two prior plans adopted in 1995 and 2000, respectively. With the adoption of the 2003 Plan, no additional grants can be issued under the previous plans. The Company also assumed various plans in connection with mergers and acquisitions but does not make grants under those plans. During 2007, in connection with the North Bay merger, a total of 542,000 options were exchanged for North Bay stock options granted at an exchange ratio of 1.228 Umpqua stock options for each North Bay stock option outstanding. During 2006, in connection with the Western Sierra merger, a total of 723,000 options were exchanged for Western Sierra stock options granted at an exchange ratio of 1.61 Umpqua stock options for each Western Sierra stock option outstanding. All of the North Bay options and Western Sierra options were vested as of the date the mergers were completed.

The following table summarizes information about stock options outstanding at December 31, 2008, 2007 and 2006:

(shares in thousands)

	2008		2007		2006	
	Options Outstanding	Weighted-Avg Exercise Price	Options Outstanding	Weighted-Avg Exercise Price	Options Outstanding	Weighted-Avg Exercise Price
Balance, beginning of year	1,582	$15.94	1,807	$14.78	1,846	$13.75
Granted	527	$14.20	50	$26.12	25	$28.43
Acquisitions	—	$ —	542	$13.39	723	$14.32
Exercised	(132)	$ 9.34	(767)	$11.67	(769)	$12.18
Forfeited/expired	(158)	$18.96	(50)	$21.21	(18)	$19.90
Balance, end of year	1,819	$15.66	1,582	$15.94	1,807	$14.78
Options exercisable, end of year	1,121	$15.05	1,215	$13.91	1,304	$11.88

The following table summarizes information about outstanding stock options issued under all plans as of December 31, 2008:

(shares in thousands)

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Avg. Remaining Contractual Life (Years)	Weighted Avg. Exercise Price	Options Exercisable	Weighted Avg. Exercise Price
$4.00 to $10.85	366	3.6	$ 6.61	366	$ 6.61
$10.94 to $13.70	367	5.4	$12.31	207	$12.87
$13.93 to $15.50	370	8.4	$15.29	50	$14.56
$16.93 to $23.49	552	5.3	$21.15	371	$21.02
$24.25 to $28.43	164	6.5	$25.70	127	$25.59
	1,819	5.7	$15.66	1,121	$15.05

The compensation cost related to stock options, including costs related to unvested options assumed in connection with acquisitions, that has been charged against income (included in salaries and employee benefits) was $1.0 million, $1.3 million and $1.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement related to stock options was $420,000, $540,000 and $551,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The total intrinsic value (which is the amount by which the stock price exceeds the exercise price) of both options outstanding and options exercisable as of December 31, 2008, was $3.7 million and $3.2 million, respectively. The weighted average remaining contractual term of options exercisable was 4.2 years as of December 31, 2008. The total intrinsic value of options exercised was $666,000, $8.7 million and $11.5 million, in the years ended December 31, 2008, 2007 and 2006, respectively. During the years ended December 31, 2008, 2007 and 2006, the amount of cash received from the exercise of stock options was $1.2 million, $9.0 million and $9.4 million, respectively. As of December 31, 2008, there was $2.1 million of total unrecognized compensation cost related to nonvested stock options which is expected to be recognized over a weighted-average period of 3.1 years.

The Company grants restricted stock awards periodically as a part of the 2003 Plan for the benefit of employees. Restricted shares issued generally vest on an annual basis over five years. A deferred restricted stock award was granted to an executive in the second quarter of 2007. The award vests monthly based on continued service in various increments through July 1, 2011. The Company will issue certificates for the vested award within the seventh month following termination of the executive's employment. The following table summarizes information about nonvested restricted shares outstanding at December 31:

(shares in thousands)

	2008		2007		2006	
	Restricted Shares Outstanding	Average Grant Date Fair Value	Restricted Shares Outstanding	Average Grant Date Fair Value	Restricted Shares Outstanding	Average Grant Date Fair Value
Balance, beginning of year	247	$25.11	122	$26.36	47	$21.28
Granted	32	$15.18	172	$24.31	93	$27.99
Released	(42)	$25.81	(31)	$24.96	(14)	$20.76
Forfeited/expired	(21)	$26.11	(16)	$26.28	(4)	$23.35
Balance, end of year	216	$23.42	247	$25.11	122	$26.36

The compensation cost related to restricted stock awards that has been charged against income (included in salaries and employee benefits) was $1.2 million, $1.3 million and $555,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement related to restricted stock awards was $493,000, $533,000 and $222,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The total fair value of shares vested was $660,000, $757,000 and $383,000, for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, there was $3.4 million of total unrecognized compensation cost related to nonvested restricted stock awards which is expected to be recognized over a weighted-average period of 3.1 years.

The Company grants restricted stock units as a part of the 2007 Long Term Incentive Plan for the benefit of certain executive officers. Restricted stock unit grants are subject to performance-based vesting as well as other approved vesting conditions. In the second quarter of 2007, restricted stock units were granted that cliff vest after three years based on performance and service conditions. In the first quarter of 2008, additional restricted stock units were granted to these executives under substantially similar vesting terms. The total number of restricted stock units granted represents the maximum number of restricted stock units eligible to vest based upon the performance and service conditions set forth in the grant agreements. The following table summarizes information about restricted stock units outstanding at December 31:

(shares in thousands)

	2008		2007	
	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value
Balance, beginning of year	194	$24.52	—	$ —
Granted	183	$14.33	194	$24.52
Forfeited/expired	(76)	$19.95	—	$ —
Balance, end of year	301	$19.48	194	$24.52

The compensation cost related to restricted stock units that has been charged against income (included in salaries and employee benefits) was $1.6 million for the year ended December 31, 2008. The total income tax benefit recognized in the income statement related to restricted stock units was $645,000 for the year ended December 31, 2008. No compensation expense was recognized for the year ended December 31, 2007 as none of the performance-based vesting conditions were or were expected to be met. As of December 31, 2008, there was $1.7 million of total unrecognized compensation cost related to nonvested restricted stock units which is expected to be recognized over a weighted-average period of 1.6 years, assuming performance conditions are met.

For the years ended December 31, 2008, 2007 and 2006, the Company received income tax benefits of $527,000, $3.4 million, and $4.0 million, respectively, related to the exercise of non-qualified employee stock options, disqualifying dispositions in the exercise of incentive stock options and the vesting of restricted shares. For the ended December 31, 2008, the Company had net tax deficiencies (tax deficiency resulting from tax deductions less than the compensation cost recognized) of $195,000, compared to net excess tax benefits (tax benefits resulting from tax deductions in excess of the compensation cost recognized) of $289,000 for the year ended December 31, 2007. Cash flows from gross excess tax benefits are classified as financing cash flows.

Share Repurchase Plan

The Company's share repurchase plan, which was approved by the Board and announced in August 2003, originally authorized the repurchase of up to 1.0 million shares. Prior to 2007, the authorization was amended to increase the repurchase limit to 2.5 million shares. On April 19, 2007, the Company announced an expansion of the Board of Directors approved common stock repurchase plan, increasing the repurchase limit to 6.0 million shares and extending the plan's expiration date from June 30, 2007 to June 30, 2009. As of December 31, 2007, a total of 1.5 million shares remained available for repurchase. The Company repurchased no shares under the repurchase plan in 2008 as compared to 4.0 million shares in 2007. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings, our capital plan, and are subject to certain limitations resulting from the Company's participation in the TARP Capital Purchase Program.

We also have certain stock option and restricted stock plans which provide for the payment of the option exercise price or withholding taxes by tendering previously owned or recently vested shares. During the years ended December 31, 2008 and 2007, there were 263 and 42,762 shares tendered in connection with option exercises. Restricted shares cancelled to pay withholding taxes totaled approximately 7,936 and 3,830 shares during the years ended December 31, 2008 and 2007.

Warrants

On November 14, 2008, in connection with the issuance of the preferred stock, the Company issued a warrant to the U.S. Treasury to purchase up to 2,221,795 shares of the Company's common stock, no par value per share, at an exercise price of $14.46 per share, subject to certain customary anti-dilution and other adjustments. The warrants issued are immediately exercisable, in whole or in part, and have a ten year term. The U.S. Treasury may only exercise or transfer up to one-half of the warrants prior to the earlier of, the date the Company receives aggregate gross proceeds of not less than 100% of the issue price of the preferred stock from one or more qualified equity offerings, or December 31, 2009. The warrants are not subject to any other contractual restrictions on transfer. The Company has granted the warrant holder piggyback registration rights for the warrants and the common stock underlying the warrants and have agreed to take such other steps as may be reasonably requested to facilitate the transfer of the warrants and the common stock underlying the warrants. The holders of the warrants are not entitled to any common stockholder rights. The U.S. Treasury agrees not to exercise voting power with respect to any shares of common stock of the Company issued to it upon exercise of the warrants.

The preferred stock and detachable warrants were initially recognized based on their relative fair values at the date of issuance in accordance with APB opinion No. 14, *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.* As a result, the value allocated to the warrants is different than the estimated fair value of the warrants as of the grant date. The following assumptions were used to determine the fair value of the warrants as of the grant date:

Dividend yield	4.17%
Expected life (years)	10.0
Expected volatility	46%
Risk-free rate	3.72%
Fair value per warrant at grant date	$ 4.94
Relative fair value per warrant at grant date	$ 5.52

NOTE 21. REGULATORY CAPITAL

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about risk components, asset risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2008, that the Company meets all capital adequacy requirements to which it is subject.

The Company's capital amounts and ratios as of December 31, 2008 and 2007 are presented in the following table:

(dollars in thousands)

	Actual		For Capital Adequacy purposes		To be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
AS OF DECEMBER 31, 2008:						
Total Capital						
(to Risk Weighted Assets)						
Consolidated	$1,041,882	14.62%	$570,113	8.00%	$712,642	10.00%
Umpqua Bank	$ 943,986	13.25%	$569,954	8.00%	$712,442	10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Consolidated	$ 952,725	13.37%	$285,034	4.00%	$427,550	6.00%
Umpqua Bank	$ 854,829	12.00%	$284,943	4.00%	$427,415	6.00%
Tier I Capital						
(to Average Assets)						
Consolidated	$ 952,725	12.38%	$307,827	4.00%	$384,784	5.00%
Umpqua Bank	$ 854,829	11.13%	$307,216	4.00%	$384,020	5.00%
AS OF DECEMBER 31, 2007:						
Total Capital						
(to Risk Weighted Assets)						
Consolidated	$ 771,855	10.89%	$567,019	8.00%	$708,774	10.00%
Umpqua Bank	$ 761,510	10.77%	$565,653	8.00%	$707,066	10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Consolidated	$ 695,662	9.82%	$283,365	4.00%	$425,048	6.00%
Umpqua Bank	$ 685,317	9.70%	$282,605	4.00%	$423,907	6.00%
Tier I Capital						
(to Average Assets)						
Consolidated	$ 695,662	9.24%	$301,152	4.00%	$376,441	5.00%
Umpqua Bank	$ 685,317	9.12%	$300,578	4.00%	$375,722	5.00%

The Company is a registered financial holding company under the Gramm-Leach-Bliley Act of 1999, and are subject to the supervision of, and regulation by, the Board of Governors of the Federal Reserve System. The Bank is an Oregon state chartered bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"), and is subject to the supervision and regulation of the Director of the Oregon Department of Consumer and Business Services, administered through the Division of Finance and Corporate Securities, and to the supervision and regulation of the California Department of Financial Institutions, the Washington Department of Financial Institutions and the FDIC. As of December 31, 2008, the most recent notification from the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. The Company is not subject to the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's regulatory capital category.

NOTE 22. FAIR VALUES

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. The following table presents estimated fair values of the Company's financial instruments as of December 31, 2008 and 2007:

(in thousands)

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
FINANCIAL ASSETS:				
Cash and cash equivalents	$ 204,676	$ 204,676	$ 192,070	$ 192,070
Trading securities	1,987	1,987	2,837	2,837
Securities available for sale	1,238,712	1,238,712	1,050,756	1,050,756
Securities held to maturity	15,812	8,379	6,005	6,026
Loans held for sale	22,355	22,355	13,047	13,047
Loans and leases, net	6,035,509	5,515,970	5,970,731	6,158,672
Restricted equity securities	16,491	16,491	15,273	15,273
Mortgage servicing rights	8,205	8,205	10,088	10,088
Bank owned life insurance assets	83,666	83,666	80,593	80,593
FINANCIAL LIABILITIES:				
Deposits	$6,588,935	$6,605,170	$6,589,326	$6,581,471
Securities sold under agreement to repurchase	47,588	47,588	36,294	36,294
Federal funds purchased	—	—	69,500	69,500
Term debt	206,531	208,998	73,927	74,784
Junior subordinated debentures, at fair value	92,520	92,520	131,686	131,686
Junior subordinated debentures, at amortized cost	103,655	77,426	104,680	108,752
DERIVATIVE FINANCIAL INSTRUMENTS:				
Rate lock commitments	$ 1,167	$ 1,167	$ 68	$ 68
Forward sales agreements	(432)	(432)	(144)	(144)
MSR hedge instruments	—	—	34	34

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2008 and 2007:

(in thousands)

	Fair Value Measurements at December 31, 2008			
Description	Total	Level1	Level 2	Level 3
Trading securities	$ 1,987	$1,987	$ —	$ —
Securities available-for-sale	1,238,712	—	1,238,712	—
Mortgage servicing rights	8,205	—	8,205	—
Derivatives	1,321	—	1,321	—
Total assets measured at fair value	$1,250,225	$1,987	$1,248,238	$ —
Junior subordinated debentures, at fair value	$ 92,520	$ —	$ —	$92,520
Derivatives	586	—	586	—
Total liabilities measured at fair value	$ 93,106	$ —	$ 586	$92,520

(in thousands)

Description	Fair Value Measurements at December 31, 2007			
	Total	Level 1	Level 2	Level 3
Trading securities	$ 2,837	$2,837	$ —	$ —
Securities available-for-sale	1,050,756	—	1,050,756	—
Mortgage servicing rights	10,088	—	10,088	—
Derivatives	108	—	108	—
Total assets measured at fair value	$1,063,789	$2,837	$1,060,952	$ —
Junior subordinated debentures, at fair value	$ 131,686	$ —	$ 131,686	$ —
Derivatives	150	—	150	—
Total liabilities measured at fair value	$ 131,836	$ —	$ 131,836	$ —

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents—For short-term instruments, including cash and due from banks, and interest-bearing deposits with banks, the carrying amount is a reasonable estimate of fair value.

Securities—Fair values for investment securities are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available.

Loans Held For Sale—For loans held for sale, carrying value approximates fair value.

Loans—Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, including commercial, real estate and consumer loans. Each loan category is further segregated by fixed and variable rate, performing and nonperforming categories. The carrying values of variable rate real estate construction and development loans are discounted by a liquidity adjustment related to the current market environment. For the remaining variable rate loans, carrying value approximates fair value. The fair value of fixed rate loans is calculated by discounting contractual cash flows at rates which similar loans are currently being made and a liquidity adjustment related to the current market environment.

Mortgage Servicing Rights—The fair value of mortgage servicing rights is estimated using a discounted cash flow model. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income. This model is periodically validated by an independent external model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys.

Bank Owned Life Insurance Assets —Fair values of insurance policies owned are based on the insurance contract's cash surrender value.

Deposits—The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings and interest checking accounts, and money market accounts, is equal to the amount payable on demand as of December 31, 2008 and 2007. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities Sold under Agreements to Repurchase and Federal Funds Purchased—For short-term instruments, including securities sold under agreements to repurchase and federal funds purchased, the carrying amount is a reasonable estimate of fair value.

Term Debt—The fair value of medium term notes is calculated based on the discounted value of the contractual cash flows using current rates at which such borrowings can currently be obtained.

Junior Subordinated Debentures—The fair value of junior subordinated debentures is estimated using a discounted cash flow model. The future cash flows of these instruments are extended to the next available redemption date or maturity date as appropriate based upon the spreads of recent issuances or quotes from brokers for comparable bank holding companies compared to the contractual spread of each junior subordinated debenture measured at fair value. For additional assurance, we obtained a valuation from a third party pricing service to validate the results of our model. Due to the increasing credit concerns in the capital markets and inactivity in the trust preferred markets that have limited the observability of market spreads, we classified this as a Level 3 fair value measure in the third quarter of the current year. Management believes that the credit risk adjusted spread utilized is indicative of those that would be used by market participants.

Derivative Instruments—The fair value of the derivative instruments is estimated using quoted or published market prices for similar instruments, adjusted for factors such as pull-through rate assumptions based on historical information, where appropriate. The fair value of derivative instruments are presented net by each instrument type.

The following table provides a reconciliation of liabilities measured at fair value using significant unobservable inputs (Level 3) on a recurring basis during the year ended December 31, 2008:

(in thousands)

	Junior Subordinated Debentures
Beginning balance	$ —
Total gains included in earnings	(30,357)
Purchases, issuances, and settlements	(3,662)
Transfers into Level 3	126,539
Ending Balance	$ 92,520
The amount of total gains for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains relating to liabilities still held at the reporting date	$(30,357)

Gains resulting from the widening of the credit risk adjusted spreads on potential new issuances and recent reductions in the three month LIBOR rates are recorded as gains on junior subordinated debentures carried at fair value within other income. The contractual interest expense on the junior subordinated debentures is recorded on an accrual basis as interest on junior subordinated debentures within interest expense.

The change in fair value for junior subordinated debentures during the period is not the result of instrument-specific credit risk, but rather market changes in the pricing of this type of debt. The widening of the credit risk adjusted rate spread on potential new issuances above the Company's contractual spreads and recent reductions in the three month LIBOR rates have contributed to the positive fair value adjustments. Conversely, contractions in future credit risk adjusted rate spreads on potential new issuances relative to the market rate spread utilized to measure the Company's junior subordinated debentures at fair value as of December 31, 2008 or future increases to the three month LIBOR will result in negative fair value adjustments.

Additionally, from time to time, certain assets are measured at fair value on a nonrecurring basis. These adjustments to fair value generally result from the application of lower-of-cost-or-market accounting or write-downs of individual assets due to impairment. The following table presents information about the Company's assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2008 and 2007, and the losses resulting from these fair value adjustments recorded in the related years:

(in thousands)

	Fair Value Measurements at December 31, 2008				Year ended December 31, 2008
Description	Total	Level 1	Level 2	Level 3	Total Loss
Investment securities, held to maturity	$ 319	$—	$—	$ 319	$ 4,041
Loans and leases	65,752	—	—	65,752	86,607
Goodwill	2,715	—	—	2,715	982
Other real estate owned	4,251	—	—	4,251	5,084
	$73,037	$—	$—	$73,037	$96,714

(in thousands)

	Fair Value Measurements at December 31, 2007				Year ended December 31, 2007
Description	Total	Level 1	Level 2	Level 3	Total Loss
Loans and leases	$25,106	$—	$—	$25,106	$32,335

The investment securities held to maturity above represent seven non-agency collateralized mortgage obligations and a preferred stock instrument where other-than-temporary impairment ("OTTI") has been identified and the investments have been adjusted to fair value. The fair value of these investments securities were obtained from third party pricing services using matrix or model pricing methodologies and were corroborated by broker indicative bids. OTTI charges are recognized within net (loss) gain on investment securities.

The loans and leases amount above represents impaired, collateral dependent loans that have been adjusted to fair value. When we identify a collateral dependent loan as impaired, we measure the impairment using the current fair value of the collateral, less selling costs. Depending on the characteristics of a loan, the fair value of collateral is estimated by obtaining external appraisals. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment and adjust the carrying value of the loan to fair value through the allowance for loan and lease losses. The loss represents charge-offs or impairments on collateral dependent loans for fair value adjustments based on the fair value of collateral. The carrying value of loans fully charged-off is zero.

The goodwill amount above represents the Retail Brokerage reporting segment for which goodwill has been adjusted to fair value. The impairment resulted from the Company's evaluation following the departure of certain Strand financial advisors. The valuation of the impairment at the Retail Brokerage operating segment was determined using an income approach by discounting cash flows of forecasted earnings. The key assumptions used to estimate the fair value of each reporting unit include earnings forecasts for five years, a terminal value based on expected future growth rates, and a discount rate reflective of current market conditions. The discount rate applied was corroborated by a third party valuation specialist.

The other real estate owned amount above represents impaired real estate that has been adjusted to fair value. Other real estate owned represents real estate which the Bank has taken control of in partial or full satisfaction of loans. At the time of foreclosure, other real estate owned is recorded at the lower of the carrying amount of the loan or fair value less costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan and lease losses. After foreclosure, management periodically performs valuations such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell. Fair value adjustments on other real estate owned are recognized within net loss on real estate owned. The loss represents impairments on other real estate owned for fair value adjustments based on the fair value of the real estate.

NOTE 23. EARNINGS PER SHARE

The following is a computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006:

(in thousands, except per share)

	2008	2007	2006
Net income	$51,044	$63,268	$84,447
Preferred stock dividends	1,620	—	—
Net income available to common shareholders	$49,424	$63,268	$84,447
Weighted average number of common shares outstanding	60,084	59,828	52,311
Effect of potentially dilutive common shares(1)	349	600	739
Diluted weighted average number of common shares outstanding	60,433	60,428	53,050
EARNINGS PER COMMON SHARE:			
Basic	$ 0.82	$ 1.06	$ 1.61
Diluted	$ 0.82	$ 1.05	$ 1.59

(1) Represents the effect of the assumed exercise of stock options, assumed exercise of warrants, vesting of restricted shares, and vesting of restricted stock units, based on the treasury stock method.

Options to purchase an additional 1.1 million shares of common stock and 157,000 nonvested restricted shares were outstanding during the year ended December 31, 2008 but were not included in the computation of diluted earnings per share because their effect would be anti-dilutive. The 1.1 million anti-dilutive stock options noted above does not fully reflect the full-year anti-dilutive effect of options outstanding as of December 31, 2008 due to stock options that were granted during the year. Of the 527,000 stock options granted during 2008, 320,000 were anti-dilutive from their grant date until December 31, 2008. Also as of December 31, 2008, the warrant issued to the U.S. Treasury to purchase up to 2,221,795 shares of common stock in the fourth quarter of 2008 was not included in the computation of diluted EPS because the warrant's exercise price was greater than the average market price of common shares. Options to purchase an additional 510,000 shares of common stock and 66,000 nonvested restricted shares were outstanding at December 31, 2007 but were not included in the computation of diluted earnings per share because their effect would be anti-dilutive. Anti-dilutive options and nonvested restricted stock excluded at December 31, 2006 were not significant.

NOTE 24. OPERATING SEGMENTS

The Company operates three primary segments: Community Banking, Mortgage Banking and Retail Brokerage. The Community Banking segment's principal business focus is the offering of loan and deposit products to its business and retail customers in its primary market areas. As of December 31, 2008, the Community Banking segment operates 148 stores located throughout Oregon, Northern California and Washington.

The Mortgage Banking segment, which operates as a division of the Bank, originates, sells and services residential mortgage loans.

The Retail Brokerage segment consists of the operations of Strand, which offers a full range of retail brokerage services and products to its clients who consist primarily of individual investors. The Company accounts for intercompany fees and services between Strand and the Bank at an estimated fair value according to regulatory requirements for services provided. Intercompany items relate primarily to management services and interest on intercompany borrowings.

Summarized financial information concerning the Company's reportable segments and the reconciliation to the consolidated financial results is shown in the following tables:

Year Ended December 31, 2008
(in thousands)

	Community Banking	Retail Brokerage	Mortgage Banking	Consolidated
Interest income	$ 430,205	$ 35	$ 12,306	$ 442,546
Interest expense	147,070	—	5,169	152,239
Net interest income	283,135	35	7,137	290,307
Provision for loan and lease losses	107,678	—	—	107,678
Non-interest income	86,730	9,439	2,636	98,805
Non-interest expense	189,734	10,407	8,116	208,257
Income (loss) before income taxes	72,453	(933)	1,657	73,177
Provision for income taxes	21,063	407	663	22,133
Net income (loss)	51,390	(1,340)	994	51,044
Preferred stock dividends	1,620	—	—	1,620
Net income (loss) available to common shareholders	$ 49,770	$ (1,340)	$ 994	$ 49,424
Total assets	$8,376,734	$ 7,656	$213,160	$8,597,550
Total loans	$5,951,047	$ —	$180,327	$6,131,374
Total deposits	$6,582,440	$ —	$ 6,495	$6,588,935

Year Ended December 31, 2007
(in thousands)

	Community Banking	Retail Brokerage	Mortgage Banking	Consolidated
Interest income	$ 472,836	$ 63	$ 15,493	$ 488,392
Interest expense	194,139	—	8,299	202,438
Net interest income	278,697	63	7,194	285,954
Provision for loan and lease losses	41,730	—	—	41,730
Non-interest income	45,966	10,750	8,109	64,825
Non-interest expense	195,316	9,876	8,926	214,118
Income before income taxes	87,617	937	6,377	94,931
Provision for income taxes	28,748	364	2,551	31,663
Net income	58,869	573	3,826	63,268
Preferred stock dividends	—	—	—	—
Net income available to common shareholders	$ 58,869	$ 573	$ 3,826	$ 63,268
Total assets	$8,120,970	$ 8,332	$210,751	$8,340,053
Total loans	$5,869,125	$ —	$186,510	$6,055,635
Total deposits	$6,581,709	$ —	$ 7,617	$6,589,326

Year Ended December 31, 2006
(in thousands)

	Community Banking	Retail Brokerage	Mortgage Banking	Consolidated
Interest income	$ 392,195	$ 73	$ 13,673	$ 405,941
Interest expense	134,840	—	8,977	143,817
Net interest income	257,355	73	4,696	262,124
Provision for loan and lease losses	2,552	—	—	2,552
Non-interest income	35,675	10,133	7,789	53,597
Non-interest expense	162,643	9,844	9,462	181,949
Income before income taxes	127,835	362	3,023	131,220
Provision for income taxes	45,408	156	1,209	46,773
Net income	82,427	206	1,814	84,447
Preferred stock dividends	—	—	—	—
Net income available to common shareholders	$ 82,427	$ 206	$ 1,814	$ 84,447
Total assets	$7,087,227	$ 7,656	$249,353	$7,344,236
Total loans	$5,139,818	$ —	$222,044	$5,361,862
Total deposits	$5,834,835	$ —	$ 5,459	$5,840,294

NOTE 25. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has made loans to its directors and executive officers (and their associated and affiliated companies). All such loans have been made on the same terms as those prevailing at the time of origination to other borrowers.

The following table presents a summary of aggregate activity involving related party borrowers for the years ended December 31, 2008 and 2007:

(in thousands)

	2008	2007
Loans outstanding at beginning of year	$ 9,628	$12,191
New loans and advances	7,714	2,460
Less loan repayments	(3,374)	(3,619)
Reclassification(1)	—	(1,404)
Loans outstanding at end of year	$13,968	$ 9,628

(1) Represents loans that were once considered related party but are no longer considered related party, or loans that were not related party that subsequently became related party loans.

At December 31, 2008 and 2007, deposits of related parties amounted to $8.0 million and $7.4 million, respectively.

NOTE 26. PARENT COMPANY FINANCIAL STATEMENTS

Condensed Balance Sheets

December 31,
(in thousands)

	2008	2007
ASSETS		
Non-interest-bearing deposits with subsidiary banks	$ 70,481	$ 18,903
Investments in:		
Bank subsidiary	1,611,612	1,449,046
Nonbank subsidiaries	14,322	13,152
Receivable from nonbank subsidiary	—	1,783
Other assets	5,013	6,196
Total assets	$1,701,428	$1,489,080
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable to bank subsidiary	$ 7	$ 7
Other liabilities	18,238	12,769
Junior subordinated debentures, at fair value	92,520	131,686
Junior subordinated debentures, at amortized cost	103,655	104,680
Total liabilities	214,420	249,142
Shareholders' equity	1,487,008	1,239,938
Total liabilities and shareholders' equity	$1,701,428	$1,489,080

Condensed Statements of Income

Year Ended December 31,
(in thousands)

	2008	2007	2006
INCOME			
Dividends from subsidiaries	$ 52,953	$104,540	$28,445
Other income	38,528	5,307	886
Total income	91,481	109,847	29,331
EXPENSES			
Management fees paid to subsidiaries	183	150	135
Other expenses	14,638	18,017	15,366
Total expenses	14,821	18,167	15,501
Income before income tax and equity in undistributed earnings of subsidiaries	76,660	91,680	13,830
Income tax expense (benefit)	9,736	(5,011)	(5,534)
Net income before equity in undistributed earnings of subsidiaries	66,924	96,691	19,364
(Distributions in excess) equity in undistributed earnings of subsidiaries	(15,880)	(33,423)	65,083
Net income	51,044	63,268	84,447
Preferred stock dividends	1,620	—	—
Net income available to common shareholders	$ 49,424	$ 63,268	$84,447

Condensed Statements of Cash Flows

Year Ended December 31,
(in thousands)

	2008	2007	2006
OPERATING ACTIVITIES:			
Net income	$ 51,044	$ 63,268	$ 84,447
Adjustment to reconcile net income to net cash provided by operating activities:			
(Distributions in excess) equity in undistributed earnings of subsidiaries	15,880	33,423	(65,083)
Depreciation, amortization and accretion	(1,025)	(1,099)	(783)
Change in fair value of junior subordinated debentures	(39,166)	(4,829)	—
Net decrease (increase) in other assets	1,184	(207)	18,086
Net increase (decrease) in other liabilities	13,889	(2,164)	3,137
Net cash provided by operating activities	41,806	88,392	39,804
INVESTING ACTIVITIES:			
Investment in subsidiaries	(160,000)	1,084	—
Acquisitions	—	2,596	2,638
Sales and maturities of investment securities available for sale	—	797	225
Net decrease (increase) in receivables from subsidiaries	283	(121)	1,079
Net cash (used) provided by investing activities	(159,717)	4,356	3,942
FINANCING ACTIVITIES:			
Net (decrease) increase in payables to subsidiaries	—	(13)	95
Proceeds from the issuance of subordinated debentures	—	60,000	—
Repayment of junior subordinated debentures	—	(36,084)	—
Proceeds from issuance of preferred stock	201,927	—	—
Proceeds from issuance of warrants	12,254	—	—
Dividends paid on common stock	(45,796)	(43,461)	(28,131)
Stock repurchased	(129)	(96,291)	(179)
Proceeds from exercise of stock options	1,233	8,955	9,415
Net cash provided (used) by financing activities	169,489	(106,894)	(18,800)
Change in cash and cash equivalents	51,578	(14,146)	24,946
Cash and cash equivalents, beginning of year	18,903	33,049	8,103
Cash and cash equivalents, end of year	$ 70,481	$ 18,903	$ 33,049

NOTE 27. QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following tables present the summary results for the eight quarters ending December 31, 2008:

2008
(in thousands, except per share information)

	December 31	September 30	June 30	March 31	2008 Four Quarters
Interest income	$106,658	$109,722	$110,725	$115,441	$442,546
Interest expense	33,614	36,014	37,190	45,421	152,239
Net interest income	73,044	73,708	73,535	70,020	290,307
Provision for loan losses	31,955	35,454	25,137	15,132	107,678
Non-interest income	18,223	34,471	17,128	28,983	98,805
Non-interest expense (including merger expenses)	53,646	56,297	51,438	46,876	208,257
Income before income taxes	5,666	16,428	14,088	36,995	73,177
Provision for income taxes	1,836	4,041	3,932	12,324	22,133
Net income	3,830	12,387	10,156	24,671	51,044
Preferred stock dividends	1,620	—	—	—	1,620
Net income available to common shareholders	$ 2,210	$ 12,387	$ 10,156	$ 24,671	$ 49,424
Basic earnings per share	$ 0.04	$ 0.21	$ 0.17	$ 0.41	
Diluted earnings per share	$ 0.04	$ 0.20	$ 0.17	$ 0.41	
Cash dividends declared per common share	$ 0.05	$ 0.19	$ 0.19	$ 0.19	

2007
(in thousands, except per share information)

	December 31	September 30	June 30	March 31	2007 Four Quarters
Interest income	$124,288	$127,861	$122,556	$113,687	$488,392
Interest expense	52,835	53,986	50,240	45,377	202,438
Net interest income	71,453	73,875	72,316	68,310	285,954
Provision for loan losses	17,814	20,420	3,413	83	41,730
Non-interest income	16,387	18,543	15,930	13,965	64,825
Non-interest expense (including merger expenses)	57,268	52,893	53,945	50,012	214,118
Income before income taxes	12,758	19,105	30,888	32,180	94,931
Provision for income taxes	3,242	5,928	10,975	11,518	31,663
Net income	9,516	13,177	19,913	20,662	63,268
Preferred stock dividends	—	—	—	—	—
Net income available to common shareholders	$ 9,516	$ 13,177	$ 19,913	$ 20,662	$ 63,268
Basic earnings per share	$ 0.16	$ 0.22	$ 0.33	$ 0.36	
Diluted earnings per share	$ 0.16	$ 0.22	$ 0.32	$ 0.35	
Cash dividends declared per common share	$ 0.19	$ 0.19	$ 0.18	$ 0.18	

NOTE 28. SUBSEQUENT EVENTS

On January 16, 2009, the Washington Department of Financial Institutions closed the Bank of Clark County, Vancouver, Washington, and appointed the Federal Deposit Insurance Corporation ("FDIC") as its receiver. The FDIC entered into a purchase and assumption agreement with Umpqua Bank to assume the insured non-brokered deposit balances, which totaled $183.9 million, at no premium. The Company recorded the deposit related liabilities at book value. In connection with the assumption, Umpqua Bank acquired certain assets totaling $23.2 million, primarily cash and marketable securities, with the difference of $160.9 million representing funds received directly from the FDIC. Through this agreement, Umpqua Bank now operates two additional store locations in Vancouver, Washington. In addition, the FDIC is reimbursing Umpqua Bank for all overhead costs related to the acquired Bank of Clark County operations for 90 days following closing, while Umpqua Bank will pay the FDIC a servicing fee on assumed deposit accounts for that same period.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

On a quarterly basis, we carry out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934. Our Disclosure Control Committee operates under a charter that was approved by our Audit and Compliance Committee. As of December 31, 2008, our management, including our Chief Executive Officer, Principal Financial Officer, and Principal Accounting Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us, that is required to be included in our periodic SEC filings.

Although we change and improve our internal controls over financial reporting on an ongoing basis, we do not believe that any such changes occurred in the fourth quarter 2008 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Umpqua Holdings Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with the authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment and those criteria, we believe that, as of December 31, 2008, the Company maintained effective internal control over financial reporting.

The Company's registered public accounting firm has audited the Company's consolidated financial statements and the effectiveness of our internal control over financial reporting as of and for the year ended December 31, 2008 that are included in this annual report and issued their Report of Independent Registered Public Accounting Firm, appearing under Item 8. The attestation report expresses an unqualified opinion on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2008.

February 26, 2009

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The response to this item is incorporated by reference to Umpqua's Proxy Statement for the April 2009 annual meeting of shareholders under the captions "Annual Meeting Business", "Information About Directors and Executive Officers", "Corporate Governance Overview" and "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION.

The response to this item is incorporated by reference to the Proxy Statement, under the captions "Executive Compensation Discussion and Analysis" and "Executive Compensation Decisions."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The response to this item is incorporated by reference to the Proxy Statement, under the caption "Security Ownership of Management and Others."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The response to this item is incorporated by reference to the Proxy Statement, under the caption "Related Party Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The response to this item is incorporated by reference to the Proxy Statement, under the caption "Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) (1) Financial Statements:

The consolidated financial statements are included as Item 8 of this Form 10-K.

(2) Financial Statement Schedules:

All schedules have been omitted because the information is not required, not applicable, not present in amounts sufficient to require submission of the schedule, or is included in the financial statements or notes thereto.

(3) The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed on the Index of Exhibits to this annual report on Form 10-K on sequential page 126.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Umpqua Holdings Corporation has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on February 26, 2009.

UMPQUA HOLDINGS CORPORATION (Registrant)

By: /s/ Raymond P. Davis — Date: February 26, 2009

Raymond P. Davis, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Raymond P. Davis Raymond P. Davis	President, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2009
/s/ Ronald L. Farnsworth Ronald L. Farnsworth	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 26, 2009
/s/ Neal T. McLaughlin Neal T. McLaughlin	Executive Vice President, Treasurer (Principal Accounting Officer)	February 26, 2009
Ronald F. Angell	Director	February 26, 2009
/s/ Scott D. Chambers Scott D. Chambers	Director	February 26, 2009
/s/ Allyn C. Ford Allyn C. Ford	Director	February 26, 2009
/s/ David B. Frohnmayer David B. Frohnmayer	Director	February 26, 2009
/s/ Stephen Gambee Stephen Gambee	Director	February 26, 2009
/s/ Dan Giustina Dan Giustina	Director	February 26, 2009
/s/ William A. Lansing William A. Lansing	Director	February 26, 2009
/s/ Theodore S. Mason Theodore S. Mason	Director	February 26, 2009
/s/ Diane D. Miller Diane D. Miller	Director	February 26, 2009
/s/ Bryan L. Timm Bryan L. Timm	Director	February 26, 2009

EXHIBIT INDEX

Exhibit		
3.1	(a)	Restated Articles of Incorporation with Designation of Fixed Rate Cumulative Perpetual Preferred Stock, Series A
3.2	(b)	Bylaws
4.1	(c)	Specimen Common Stock Certificate
4.2	(d)	Amended and Restated Declaration of Trust for Umpqua Master Trust I, dated August 9, 2007
4.3	(e)	Indenture, dated August 9, 2007, by and between Umpqua Holdings Corporation and LaSalle Bank National Association
4.4	(f)	Series A Guarantee Agreement, dated August 9, 2007, by and between Umpqua Holdings Corporation and LaSalle Bank National Association
4.5	(g)	Series B Guarantee Agreement, dated September 6, 2007, by and between Umpqua Holdings Corporation and LaSalle Bank National Association
4.6	(h)	Series B Supplement pursuant to Amended and Restated Declaration of Trust dated August 9, 2007
4.7	(i)	Form of stock certificate for Series A preferred stock
4.8	(j)	Warrant to purchase up to 2,221,795 shares of common stock issued on November 14, 2008
10.1	(k)	Third Restated Supplemental Executive Retirement Plan effective April 16, 2008 between the Company and Raymond P. Davis
10.2	(l)	Employment Agreement dated effective July 1, 2003 between the Company and Raymond P. Davis
10.3	(m)	Umpqua Holdings Corporation 2005 Performance-Based Executive Incentive Plan
10.4	(n)	2003 Stock Incentive Plan, as amended, effective March 5, 2007
10.5	(o)	2007 Long Term Incentive Plan effective March 5, 2007
10.6	(p)	Employment Agreement with William Fike, dated May 12, 2005, as amended
10.7	(q)	Employment Agreement with Brad Copeland dated March 10, 2006
10.8	(r)	Employment Agreement with David Edson dated March 10, 2006
10.9	(s)	Employment Agreement with Daniel Sullivan dated September 15, 2003
10.10	(t)	Amendment to Employment Agreement with Daniel Sullivan dated June 1, 2007
10.11	(u)	Employment Agreement with Ronald L. Farnsworth dated March 5, 2008
10.12	(v)	2005 Executive Deferred Compensation Agreement between the Company and William Fike
10.13	(w)	Form of Long Term Incentive Restricted Stock Unit Agreement
10.14	(x)	Split-Dollar Insurance Agreement dated April 16, 2008 between the Company and Raymond P. Davis
10.15	(y)	Form of First Amendment to Employment Agreements effective September 16, 2008 between the Company and Brad Copeland and David Edson
10.16	(z)	Letter Agreement dated November 14, 2008, including Securities Purchase Agreement—Standard Terms between the Company and the U.S. Department of the Treasury
12		Ratio of Earnings to Fixed Charges
21.1		Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm—Moss Adams LLP
31.1		Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.2		Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.3		Certification of Principal Accounting Officer under Section 302 of the Sarbanes-Oxley Act of 2002
32		Certification of Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(a) Incorporated by reference to Exhibit 3.1 to Form 8-K filed November 14, 2008

(b) Incorporated by reference to Exhibit 3.2 to Form 8-K filed April 21, 2008

(c) Incorporated by reference to Exhibit 4 to the Registration Statement on Form S-8 (No. 333-77259) filed with the SEC on April 28, 1999

(d) Incorporated by reference to Exhibit 4.1 to Form 8-K filed August 10, 2007

(e) Incorporated by reference to Exhibit 4.2 to Form 8-K filed August 10, 2007
(f) Incorporated by reference to Exhibit 4.3 to Form 8-K filed August 10, 2007
(g) Incorporated by reference to Exhibit 4.3 to Form 8-K filed September 7, 2007
(h) Incorporated by reference to Exhibit 4.4 to Form 8-K filed September 7, 2007
(i) Incorporated by reference to Exhibit 4.1 to Form 8-K filed November 14, 2008
(j) Incorporated by reference to Exhibit 4.2 to Form 8-K filed November 14, 2008
(k) Incorporated by reference to Exhibit 99.1 to Form 8-K/A filed April 23, 2008
(l) Incorporated by reference to Exhibit 10.4 to Form 10-Q filed August 11, 2003
(m) Incorporated by reference to Appendix B to Form DEF 14A filed March 31, 2005
(n) Incorporated by reference to Appendix A to Form DEF 14A filed March 14, 2007
(o) Incorporated by reference to Appendix B to Form DEF 14A filed March 14, 2007
(p) Incorporated by reference to Exhibit 10.1 to Form 10-Q filed August 9, 2005 and to Exhibit 10.1 to Form 8-K filed March 21, 2006.
(q) Incorporated by reference to Exhibit 10.2 to Form 8-K filed March 21, 2006
(r) Incorporated by reference to Exhibit 10.3 to Form 8-K filed March 21, 2006
(s) Incorporated by reference to Exhibit 10.5 to Form 10-Q filed November 14, 2003 and to Exhibit 10.9 attached to this report
(t) Incorporated by reference to Exhibit 10.10 to Form 10-K filed February 26, 2008
(u) Incorporated by reference to Exhibit 99.1 to Form 8-K filed March 7, 2008
(v) Incorporated by reference to Exhibit 10.2 to Form 10-Q filed August 9, 2005
(w) Incorporated by reference to Exhibit 10.4 to Form 10-Q filed August 3, 2007
(x) Incorporated by reference to Exhibit 99.2 to Form 8-K filed April 22, 2008
(y) Incorporated by reference to Exhibit 99.1 to Form 8-K filed October 8, 2008
(z) Incorporated by reference to Exhibit 10.1 to Form 8-K filed November 14, 2008



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UMPQUA HOLDINGS

CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 14, 2009

Umpqua Shareholders:

The annual meeting of shareholders of Umpqua Holdings Corporation will be held at the RiverPlace Hotel, 1510 SW Harbor Way, Portland, Oregon, at 6 p.m., local time, on April 14, 2009 to take action on the following business:

1. **Election of Directors.** To elect eleven members of Umpqua's board of directors, who shall hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified.

2. **Ratification of Auditor Appointment.** To ratify the Audit and Compliance Committee's appointment of Moss Adams LLP as the Company's independent auditor for the fiscal year ending December 31, 2009.

3. **Shareholder Advisory (Non-Binding) Vote on Executive Compensation.** To consider and approve the following advisory (non-binding) proposal: "RESOLVED, that the shareholders approve the compensation of executive officers as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

4. **Other Business.** To consider and act upon such other business and matters or proposals as may properly come before the annual meeting or any adjournments or postponements thereof. As of the date of this notice, the board of directors knows of no other matters to be brought before the shareholders at the meeting.

The items of business listed above are more fully described in the Proxy Statement accompanying this notice. If you were a shareholder of record of Umpqua common stock as of the close of business on February 6, 2009, you are entitled to receive this notice and vote at the annual meeting, and any adjournments or postponements thereof.

A *Notice of Internet Availability of Proxy Materials*, commonly called a "Notice and Access Card" will be mailed to shareholders on or before March 5, 2009. You have the right to receive proxy materials by mail or e-mail if you request them and you continue to have the right to vote by mail as well as by telephone and on the internet.

You will find our proxy statement, Form 10-K and other important information at our website: www.umpquaholdingscorp.com. When you visit our site, you can also subscribe to e-mail alerts that will notify you when we file documents with the SEC and issue press releases.

Your vote is important. Whether or not you expect to attend the annual meeting, it is important that your shares be represented and voted at the meeting.

Please mark, sign, date and promptly return your proxy by following the instructions for voting by mail, or submit your proxy by following the instructions for voting by phone or on the Internet. Thank you.

By Order of the Board of Directors,

Steven L. Philpott
EVP/General Counsel/Secretary

February 27, 2009

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT VOTING AND THE SHAREHOLDER MEETING

Q: What are Umpqua shareholders being asked to vote on at the annual shareholder meeting?

A: Umpqua shareholders will vote on:

- Item 1: The election of eleven directors to serve until the next annual meeting of shareholders;
- Item 2: Ratification of the selection of Moss Adams LLP as Umpqua's independent auditor for 2009;
- Item 3: Advisory vote on executive compensation.

The board of directors recommends that you vote "FOR" all of the nominees, "FOR" the ratification proposal and "FOR" the advisory vote on executive compensation.

Q: Why did I receive a Notice of Internet Availability of Proxy Materials (Notice and Access Card)?

A: We are pleased to offer to our shareholders the benefits and convenience of electronic delivery of annual meeting materials. This will help us reduce the mailing of paper copies of our proxy materials and annual report. Our proxy materials are available on the Internet, so that you can review the materials and vote online. The Notice tells you how you can access those materials online. You also have the right to receive a paper or e-mail copy of these materials by asking for them as instructed in the Notice.

Q: What does the Notice and Access Card look like?

A: It will come in one of two forms. If you hold your shares in "street name" through a bank or broker, you will get a document titled "Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting" from Broadridge Financial Solutions. If you are a registered shareholder, you will get a document titled "Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting" from our transfer agent, BNY Mellon Shareowner Services.

Q: Can I vote my shares by filling out and returning the Notice and Access Card?

A: No, the Notice and Access Card will have instructions on how to vote on the Internet, by phone or requesting and returning a paper proxy card, or by submitting a paper ballot in person at the annual meeting.

Q: What do I need to do now?

A: First, carefully read this document in its entirety. Then, vote your shares by following the instructions from your broker, if your shares are held in "street name", or by one of the following methods:

- If you received these printed materials by mail, mark, sign, date and return your proxy card in the enclosed return envelope as soon as possible;
- call the toll-free number on the proxy card and follow the directions provided;
- go to the web site listed on the proxy card and follow the instructions provided; or
- attend the shareholder meeting and submit a properly executed proxy or ballot. If a broker holds your shares in "street name," you will need to get a legal proxy from your broker to vote in person at the meeting.

Voting by phone or on the Internet has the same effect as submitting a properly executed proxy card.

Q: What are my choices when voting?

A: When you cast your vote on:

- Item 1: You may vote in favor of electing the nominees as directors or withhold your vote from one or more nominees.
- Item 2: You may cast your vote in favor of or against the proposal, or you may elect to abstain from voting your shares.
- Item 3: You may cast your vote in favor of or against the proposal, or you may elect to abstain from voting your shares.

Q: What if I abstain from voting?

A: If your shares are represented at the annual meeting, in person or by proxy, but you abstain from voting on a matter, or include instructions in your proxy to abstain from voting on a matter, your shares will be counted for the purpose of determining if a quorum is present, but will not be counted as either an affirmative vote or a negative vote with respect to that matter. With respect to the three items scheduled to be voted on at the meeting, abstentions will have no effect on the outcome of the vote on those proposals, assuming a quorum is present.

Q: Who is eligible to vote?

A: Holders of record of Umpqua common stock at the close of business on February 6, 2009 are eligible to vote at Umpqua's annual meeting of shareholders. As of that date, there were 60,179,760 shares of Umpqua common stock outstanding held by 5,103 holders of record, a number that does not include beneficial owners who hold shares in "street name."

Q: How many shares are owned by Umpqua's directors and executive officers?

A: On February 6, 2009, Umpqua's directors and executive officers beneficially owned 1,777,530 shares entitled to vote at the annual meeting, constituting approximately 2.95% of the total shares outstanding and entitled to vote at the meeting.

Q: Can I vote if I hold shares of Umpqua common stock in the Umpqua Bank 401(k) and Profit Sharing Plan?

A: If you are a participant in the Umpqua 401(k) and Profit Sharing Plan you will receive separate voting instructions for shares of Umpqua common stock allocated to your account as a participant or beneficiary under the Plan. These voting instructions will appoint the trustee of the Umpqua 401(k) and Profit Sharing Plan to vote shares in accordance with the instructions noted on the card. Please follow the instructions that accompany the card.

Q: Can I change my vote after I have mailed my signed proxy card or voted by telephone or electronically?

A: Yes. If you have not voted through your broker, you can do this by:

- calling the toll-free number on the Notice and Access Card or proxy card at least 24 hours before the meeting and following the directions provided;
- going to the web site listed on the Notice and Access Card or proxy card at least 24 hours before the meeting and following the instructions provided;
- submitting a properly executed proxy prior to the meeting bearing a later date than your previous proxy;
- notifying Umpqua's corporate Secretary, in writing, of the revocation of your proxy before the meeting; or
- voting in person at the meeting, but simply attending the meeting will not, in and of itself, revoke a proxy.

If you voted through your broker, please contact your broker to change or revoke your vote.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Yes, but only if you give your broker instructions. If your shares are held by your broker (or other nominee), you should receive this document and an instruction card from your broker. Your broker will vote your shares if you provide instructions on how to vote. If you do not tell your broker how to vote, your broker may vote your shares in favor of the election of directors and ratification of the auditor appointment, but your broker will need instructions for the advisory vote on executive compensation. However, your broker is not required to vote your shares in this manner if you do not provide instructions.

Q: Can I attend the shareholder meeting even if I vote by proxy?

A: Yes. All shareholders are welcome to attend and we encourage you to do so.

Q: Why did I receive more than one Notice and Access Card or multiple proxy cards?

A: You may receive multiple cards if you hold your shares in different ways (e.g. joint tenancy, in trust, custodial accounts). You should vote on each card that you receive.

Q: How do you determine a quorum?

A: Umpqua must have a quorum to conduct any business at the annual meeting. Shareholders holding at least a majority of the outstanding shares of Umpqua common stock as of the record date must attend the meeting in person or by proxy to have a quorum. Umpqua shareholders who attend the meeting or submit a proxy but abstain from voting on a given matter will have their shares counted as present for determining a quorum. Broker non-votes will also be counted as present for establishing a quorum.

Q: How do you count votes?

A: Each share is entitled to one vote. The named proxies will vote shares as instructed on the proxies.

In the election of directors, each share is entitled to one vote for each director position to be filled, and shareholders may not cumulate votes. A representative of BNY Mellon Shareowner Services, our transfer agent, will count the votes and serve as our inspector of elections.

- Item 1 requires a plurality of the votes cast to elect a director. The eleven director positions to be filled at the annual meeting will be filled by the nominees who receive the highest number of votes. However, we have adopted a majority voting policy that requires any director who receives more "withhold" votes than "for" votes to offer to resign from the board.
- Item 2 does not require shareholder approval, but the Audit and Compliance Committee and the board are submitting the selection of Moss Adams LLP for ratification to obtain the views of our shareholders. The ratification of the appointment of Moss Adams LLP as the Company's independent auditors requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.
- Item 3 is an advisory vote that is not binding on our board of directors. Approval of the proposed resolution requires the affirmative vote of a majority of the shares present at the meeting and entitled to vote.

If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of each director nominee and in favor of Proposal 2 and Proposal 3.

Q: Who pays the cost of proxy solicitation?

A: Umpqua pays the cost of soliciting proxies. We have hired The Altman Group, Inc. to solicit proxies for this meeting and we will pay their fees, estimated to be $5,000 plus costs. Proxies will be solicited by mail, telephone, facsimile, e-mail and personal contact. We may reimburse brokers and other nominee holders, for their expenses in sending proxy material and obtaining proxies. In addition to solicitation of proxies by mail, our officers and employees may solicit proxies in person or by telephone, fax, or letter, without extra compensation.

Q: Where do I get more information?

A: If you have questions about the meeting or submitting your proxy, or if you need additional copies of this document or the proxy card, you should contact one of the following:

Steven Philpott Executive Vice President, General Counsel & Secretary General Counsel and Secretary Umpqua Holdings Corporation Legal Department 675 Oak Street, Suite 200 P.O. Box 1560 Eugene, OR 97440 (541) 434-2997 (voice) (541) 342-1425 (fax) stevenphilpott@umpquabank.com	Michelle Bressman Vice President — Shareholder Relations Officer Umpqua Holdings Corporation Finance Department One SW Columbia Street, Suite 1400 Portland, OR 97258 (503) 727-4109 (voice) (503) 727-4233 (fax) michellebressman@umpquabank.com

Important Notice About the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held April 14, 2009:
This proxy statement and the company's annual report to shareholders are available at: www.umpquaholdingscorp.com

ANNUAL MEETING BUSINESS

Item 1. Election of Directors

Umpqua's articles of incorporation and bylaws provide that directors are elected to serve a one-year term of office, expiring at the next annual meeting of shareholders. Our articles of incorporation establish the number of directors at between six and nineteen, with the exact number to be fixed from time to time by resolution of the board of directors. The number of directors is currently set at eleven.

Directors are elected by a plurality of votes, which means that the nominees receiving the most votes will be elected, regardless of the number of votes each nominee receives. Shareholders are not entitled to cumulate votes in the election of directors. However, in an uncontested election, our majority voting policy requires that any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall promptly tender his or her resignation to the board chair following certification of shareholder vote. In determining the votes cast for the election of a director, abstentions and broker non-votes are excluded. The Nominating Committee considers the offer of resignation and recommend to the board whether to accept it. The policy requires the board to act on the Nominating Committee's recommendation within 90 days following the shareholder meeting. Board action on the matter requires the approval of a majority of the independent directors.

The board of directors has nominated the following directors for election to one-year terms that will expire at the 2010 annual meeting:

Ronald F. Angell
Raymond P. Davis
Allyn C. Ford
David B. Frohnmayer
Stephen M. Gambee
Dan Giustina
Jose Hermocillo
William A. Lansing
Diane D. Miller
Bryan L. Timm
Frank R. J. Whittaker

Each of the nominees, except Mr. Hermocillo and Mr. Whittaker, currently serves as a director of Umpqua and of Umpqua Bank. The individuals appointed as proxies intend to vote "FOR" the election of the nominees listed above. If any nominee is not available for election, the individuals named in the proxy intend to vote for such substitute nominee as the board of directors may designate. Each nominee has agreed to serve on the board and we have no reason to believe any nominee will be unavailable.

Board Recommendation

The board of directors recommends a vote "FOR" the election of all nominees.

Item 2. Ratification of Auditor Appointment

The Audit and Compliance Committee has selected the firm of Moss Adams LLP ("Moss Adams"), the Company's independent auditors for the year ended December 31, 2008, to act in such capacity for the fiscal year ending December 31, 2009, and recommends that shareholders vote in favor of ratification of such appointment. There are no affiliations between the Company and Moss Adams, its partners, associates or employees, other than those which pertain to the engagement of Moss Adams in the previous year (i) as independent auditors for the Company and (ii) for certain tax advice and tax planning services. Moss Adams has served as the Company's independent auditors since 2005.

Shareholder approval of the selection of Moss Adams as our independent auditors is not required by law, by our bylaws or otherwise. The Sarbanes-Oxley Act of 2002 requires the Audit and Compliance Committee to be directly responsible for the appointment, compensation and oversight of the audit work and the independent auditors. The Committee will consider the results of the shareholder vote on this proposal and, in the event of a negative vote, will reconsider its selection of Moss Adams. However, the Audit and Compliance Committee is not bound by the shareholder vote.

Even if Moss Adams' appointment is ratified by the shareholders, the Audit and Compliance Committee may, in its discretion, appoint a new independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and its shareholders. A representative of Moss Adams is expected to attend the annual meeting and that representative will have the opportunity to make a statement, if they desire to do so, and to answer appropriate questions.

Board Recommendation

The board of directors recommends a vote "FOR" the ratification of Moss Adams as independent auditor.

Item 3. Advisory (Non-Binding) Vote on Executive Compensation

On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 into law. The Act includes a provision, commonly referred to as "Say-on-Pay," that amends existing law and requires a TARP recipient to: "permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the compensation discussion and analysis, the compensation tables, and any related material)." We are a TARP recipient because of our participation in the U.S. Department of the Treasury's Capital Purchase Program, pursuant to which we issued preferred stock and warrants to purchase our common stock to the Treasury. See section titled *Capital Purchase Program- Executive Compensation Requirements.*

We are providing you the opportunity, as a shareholder, to endorse or not endorse our executive pay program and policies through the following resolution:

"RESOLVED, that the shareholders approve the compensation of executive officers as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

As provided in the Act, the vote is not binding on the board of directors and may not be construed as overruling a decision by the board of directors, nor creating or implying any additional fiduciary duty by the board of directors, nor be construed to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation

We believe that our compensation policies and procedures are strongly aligned with the long-term interests of our shareholders. Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

Board Recommendation

The board of directors unanimously recommends a vote "FOR" approval of the compensation of executive officers as described in the compensation discussion and analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement.

Other Business

The board of directors knows of no other matters to be brought before the shareholders at the meeting. In the event other matters are presented for a vote at the meeting, the proxy holders will vote shares represented by properly executed proxies at their discretion in accordance with their judgment on such matters. At the meeting, management will report on our business and shareholders will have the opportunity to ask questions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements about Umpqua that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding business strategies, management plans and objectives for future operations. All statements other than statements of historical fact are forward-looking statements. You can find many of these statements by looking for words such as "anticipates," "expects," "believes," "estimates" and "intends" and words or phrases of similar meaning. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Umpqua. Risks and uncertainties include, but are not limited to:

- Competitive market pricing factors for compensation and benefits;
- Changes in legal or regulatory requirements; and
- The ability to recruit and retain certain key management and staff.

There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. For a more detailed discussion of some of the risk factors, see the section entitled *Risk Factors* in Umpqua's 10-K and other filings with the SEC that are incorporated by reference into this document. Umpqua does not intend to update these forward-looking statements. You should consider any written or oral forward-looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

The age (as of March 1, 2009) and business experience of each of the directors currently serving and of nominees who are not currently serving are as follows:

Ronald F. Angell, age 66, was appointed to the board in July 2004 and was elected in 2005. He served as a director of Humboldt Bancorp from 1996 until it was acquired by the Company in 2004. He served as a director of Humboldt Bank from 1989 to the date of the merger. Mr. Angell is a retired attorney and was a partner in the Eureka, California firm of Roberts, Hill, Bragg, Angell & Perlman. He currently serves as a director of the Sunriver Service District.

Scott D. Chambers, age 49, has served as a director since 1999 and his service as a director will be completed when his term expires at the 2009 annual meeting. Mr. Chambers is President of Chambers Communications Corp. of Eugene, Oregon, a media company that owns and operates a cable television system, network broadcast television stations, and a film and video production company. Mr. Chambers has more than 25 years of management experience with Chambers Communications.

Raymond P. Davis, age 59, serves as director, President and Chief Executive Officer of Umpqua, positions he has held since the Company's formation in 1999. Mr. Davis has served as a director of Umpqua Bank since June 1994. He has served as Chief Executive Officer of Umpqua Bank from June 1994 to December 2000 and from November 2002 to the present. He has also served as President of Umpqua Bank from June 1994 to December 2000 and from March 2003 to the present. Prior to joining Umpqua Bank in 1994, he was President of US Banking Alliance in Atlanta, Georgia, a bank consulting firm. He has over 30 years experience in banking and related industries.

Allyn C. Ford, age 67, serves as Chairman of the board of directors and has served as a director since the Company's formation in 1999 and as a director of Umpqua Bank for 30 years. Mr. Ford is President of Roseburg Forest Products, a fully integrated wood products manufacturer located in Roseburg, Oregon. Mr. Ford has over 30 years of management experience with Roseburg Forest Products. He also serves as a director of the Ford Family Foundation, the Doernbecher Hospital Foundation and the World Forestry Center.

David B. Frohnmayer, age 68, has served as a director since the Company's formation in 1999 and as a director of Umpqua Bank since 1996. Mr. Frohnmayer is the President of the University of Oregon in Eugene, and has served in that capacity since 1994. He is the former Dean of the University of Oregon School of Law and former Attorney General of the State of Oregon. Until December 2003, he served on the board of Tax-Free Trust of Oregon.

Stephen M. Gambee, age 45, was appointed to the board in July 2005 and was elected in 2006. He is the President and CEO and a shareholder of Rogue Valley Properties, Inc. and a Managing Member of Rogue Waste Systems LLC, solid waste collection and disposal businesses. Prior to assuming the duties of the family businesses, Mr. Gambee was employed by Robert Charles Lesser & Co. /Hobson & Associates as the Pacific Northwest Director of Consulting. He is a director and secretary of the St. Mary's School Community Foundation.

Dan Giustina, age 59, serves as Vice-Chair of Umpqua's board and has served as a director since the Centennial Bancorp merger in November 2002. He served as a director of Centennial Bancorp and Centennial Bank from 1995 to 2002. Mr. Giustina is managing partner of Giustina Resources, which owns and manages timberland, and a member and manager of G Group LLC, which owns and manages residential and commercial real estate. Mr. Giustina is the past Chairman of the University of Oregon Foundation and is a board member of the Oregon Forest Industries Council.

Jose Hermocillo, age 54, has been nominated for election to the board at the 2009 annual meeting. Since 1998, Mr. Hermocillo has served as Senior Vice President and Managing Director of APCO Worldwide's office in Sacramento, California. APCO Worldwide, Inc. is a global communication consultancy. Prior to joining APCO in 1996, Mr. Hermocillo was a partner in a political consulting and public affairs firm and has worked as a practicing attorney, labor union lobbyist and policy committee consultant in the California State Senate.

William A. Lansing, age 63, has served as a director since December 2001. He previously served as a director of Independent Financial Network, Inc. from 1991 until its merger with Umpqua in December 2001. Mr. Lansing is the retired President and Chief Executive Officer of Menasha Forest Products Corporation in North Bend, Oregon, and has over 38 years of experience in the forest products industry. Mr. Lansing serves as a director of Lone Rock Timber Company, Southwestern Oregon Community College Foundation, the World Forestry Center, the Eugene Council of the Boy Scouts of America and the Coos County Salmon and Trout Enhancement Program.

Theodore S. Mason, age 66, has served on the board since July 2004 and his service as a director will be completed when his term expires at the 2009 annual meeting. Mr. Mason is retired and he was the President and Chief Executive Officer of Humboldt Bancorp from January 1996 to April 2002 and of Humboldt Bank from 1989 to 2000. He served as a director of Humboldt Bancorp from 1996 to 2004 and as a director of Humboldt Bank from 1989 to 2004.

Diane D. Miller, age 55, was appointed to the board in July 2004 and elected in May 2005. She has been President of Wilcox, Miller & Nelson an executive search and outplacement firm since August 1986. Ms. Miller served as a director of Humboldt Bancorp and Humboldt Bank from January to July 2004 and she currently serves on the boards of the California Chamber of Commerce and the Northern California Chapter of the National Association of Corporate Directors and as a Regent of the University of the Pacific.

Bryan L. Timm, age 45, was appointed to the board in December 2004 and elected in May 2005. Mr. Timm joined Columbia Sportswear Company in June 1997 as Corporate Controller and was named Chief Financial Officer in July 2002. In 2003, Mr. Timm was named Vice President, Chief Financial Officer and Treasurer. In May 2008 he was promoted to Chief Operating Officer and named Executive Vice President in October 2008. Prior to joining Columbia, Mr. Timm held various financial positions with Oregon Steel Mills from 1991 to 1997, rising to Divisional Controller for CF&I Steel, Oregon Steel Mills' largest division. From 1986 to 1991,

Mr. Timm was an accountant with KPMG LLP. Mr. Timm is a member of the board of directors of Doernbecher Children's Hospital Foundation. He is also a member of the College of Business and Economics Advisory Board for the University of Idaho.

Frank R. J. Whittaker, age 58, has been nominated for election to the board at the 2009 annual meeting. Mr. Whittaker has been Vice President of Operations for The McClatchy Company (NYSE: MNI) since September 1, 1997. From 1985 to 1997, Mr. Whittaker was President and General Manager of McClatchy's flagship paper, The Sacramento Bee. In his current role, he oversees McClatchy's California operations (five newspapers), Florida operations (three newspapers) and Kentucky operations (one newspaper). He is active in the Sacramento community, including serving as the Chairman of capital campaigns for institutions such as Sutter Hospital, River Oaks Center for Children and Neighborhood Housing Services. In the newspaper industry, Mr. Whittaker currently serves as a Board member for the Audit Bureau of Circulations, is a past president of the California Newspaper Publishers Association and the past president of the California Newspaper Carrier Foundation.

Director Independence

The board of directors has determined that all directors except Mr. Davis are "independent", as defined in the NASDAQ listing standards. In determining the independence of directors, the board considered the responses to Director & Officer Questionnaires that indicated no transactions with directors other than banking transactions with Umpqua Bank and arrangements under which Umpqua Bank leases certain facilities from entities in which directors have indirect material interests. The board also considered the lack of any other reported transactions or arrangements; directors are required to report conflicts of interest and transactions with the Company pursuant to our Corporate Governance Principles and Code of Ethics. See the section below entitled *Related Party Transactions* for additional information.

Executive Officers

The age (as of March 1, 2009), business experience, and position of our executive officers other than Raymond P. Davis, about whom information is provided above, are as follows:

Barbara J. Baker, age 59, serves as Executive Vice President – Cultural Enhancement at Umpqua and Umpqua Bank, positions she has held since September 2002. Ms. Baker served as Oregon site executive for IBM's server division (formerly Sequent Computer Systems, Inc.), where she managed human resources services and programs as well as corporate communications and community relations. Prior to joining Sequent, Ms. Baker served as Vice President of Human Resources for First Interstate Bank (now Wells Fargo).

Brad F. Copeland, age 60, serves as Senior Executive Vice President and Chief Credit Officer of Umpqua and Umpqua Bank. He has served as Chief Credit Officer since December 1, 2000. Mr. Copeland served as Executive Vice President and Credit Administrator of VRB Bancorp and Valley of the Rogue Bank from January 1996 until their merger with Umpqua in December 2000.

David M. Edson, age 59, serves as Executive Vice President of Umpqua and as President-Commercial Banking, positions he has held since joining Umpqua in October 2002. Prior to that time, he served as President of Bank of America, Idaho. Mr. Edson has over 25 years of experience in banking in the Pacific Northwest including as Executive Vice President for First Interstate Bank and as Chairman, CEO and President of First Interstate Bank of Idaho. Mr. Edson has announced that he will retire from the bank in March 2009.

Ronald L. Farnsworth, age 38, serves as Executive Vice President/Chief Financial Officer of Umpqua, a position he has held since January 2008 and Principal Financial Officer of Umpqua, a position he has held since May 2007. From March 2005 to May 2007, Mr. Farnsworth served as Umpqua's Principal Accounting Officer. From January 2002 to September 2004, Mr. Farnsworth served as Vice President — Finance of Umpqua.

Mr. Farnsworth served as Chief Financial Officer of Independent Financial Network, Inc. ("IFN") and its subsidiary Security Bank from July 1998 to the time of IFN's acquisition by Umpqua in December 2001.

Neal T. McLaughlin, age 40, serves as Executive Vice President/Treasurer of Umpqua, a position he has held since February 2008 and Principal Accounting Officer, a position he has held since May 2007. From February 2005 to February 2008, he served as Senior Vice President and Controller of Umpqua. From 2002 until joining Umpqua, Mr. McLaughlin served as Senior Vice President and Chief Financial Officer of Albina Community Bancorp and before that was Executive Vice President and Chief Financial Officer at Centennial Bancorp and Columbia Bancorp.

Steven L. Philpott, age 57, serves as Executive Vice President and General Counsel of Umpqua and Umpqua Bank, positions he has held since November 2002. He has served as Corporate Secretary of Umpqua and Umpqua Bank since 2004. Mr. Philpott served as General Counsel for Centennial Bancorp from October 1995 until its merger with Umpqua in November 2002. Prior to that time, he was in private practice in Eugene, Oregon.

Daniel A. Sullivan, age 57, serves as Executive Vice President/Strategic Initiatives of Umpqua and Umpqua Bank. He served as Chief Financial Officer of the Company from 1997 to 2007 and served as Chief Information Officer in 2008. Prior to that time, Mr. Sullivan served as Vice President of Finance for Instromedix of Hillsboro, Oregon and worked as Senior Vice President and Controller for US Bancorp in Portland, Oregon.

SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS

The following table sets forth the shares of common stock beneficially owned as of February 6, 2009, by each director and each Named Executive Officer, the directors and executive officers as a group and those persons known to beneficially own more than 5% of Umpqua's common stock.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
*	Raymond P. Davis	536,154(2,3)	**
*	Allyn C. Ford	200,960	**
*	Theodore S. Mason	147,309(4)	**
*	Daniel A. Sullivan	139,108(5)	**
*	Ronald F. Angell	135,012	**
*	Dan Giustina	120,624(6)	**
*	Brad F. Copeland	97,553(2,7)	**
*	David M. Edson	88,667(8)	**
*	William A. Lansing	60,858(2)	**
*	Ronald L. Farnsworth	30,678(2,9)	**
*	Stephen M. Gambee	19,621	**
*	David B. Frohnmayer	19,158(2)	**
*	Scott D. Chambers	18,858	**
*	Bryan L. Timm	18,254	**
*	Diane D. Miller	12,399(2)	**
	All directors and executive officers as a group (18 persons)	1,777,530(2-10)	2.95%
	Name and Address of Beneficial Owner		
*	Barclay's Global Investors, N.A./Barclay's Global Investors, LTD/ Barclay's Global Fund Advisors (combined) 400 Howard Street, San Francisco, CA 94105	6,563,604(11)	10.91%
*	Dimensional Fund Advisors LP Palisades West, Building One, 6300 Bee Cave Road Austin, TX 78746	3,924,463(12)	6.52%

* No par value common stock.

** Less than 1.0%.

(1) Shares held directly with sole voting and investment power, unless otherwise indicated. Shares held in the Dividend Reinvestment Plan have been rounded down to the nearest whole share. Includes shares held indirectly in Director Deferred Compensation Plans, 401(k) Plans and IRAs.

(2) Includes shares held with or by his/her spouse.

(3) Includes 340,000 shares covered by options exercisable within 60 days.

(4) Includes 27,588 shares covered by options exercisable within 60 days.

(5) Includes 45,000 shares covered by options exercisable within 60 days.

(6) Includes 3,639 shares covered by options exercisable within 60 days.

(7) Includes 69,000 shares covered by options exercisable within 60 days.

(8) Includes 73,000 shares covered by options exercisable within 60 days.

(9) Includes 14,382 shares covered by options exercisable within 60 days.

(10) Includes 627,127 shares covered by options exercisable within 60 days.

(11) This information is taken from a Schedule 13G filed February 5, 2009 with respect to holdings as of December 31, 2008. The reporting person reports that the shares are held in trust for the economic benefit of the account beneficiaries.

(12) This information is taken from a Schedule 13G filed February 9, 2009 with respect to holdings as of December 31, 2008. The reporting person reports that the shares are held by various investment companies, trusts and accounts and the reporting person disclaims beneficial ownership.

CORPORATE GOVERNANCE OVERVIEW

Our board of directors believes that its primary role is to ensure that we maximize shareholder value in a manner consistent with legal requirements and the highest standards of integrity. The board has adopted and adheres to a Statement of Governance Principles, which the board and senior management believe promote this purpose, are sound and represent the best practices for our Company. We regularly review these governance principles and practices in light of Oregon law, Securities Exchange Commission (SEC) regulations, the rules and listing standards of the National Association of Securities Dealers (NASD) and best practices suggested by recognized governance authorities.

Statement of Governance Principles and Charters

Our Statement of Governance Principles and the charter of each of our board committees can be viewed on our website at www.umpquaholdingscorp.com. This Statement is also available in print to any shareholder who requests it. Each board committee operates under a written charter.

Employee Code Of Conduct

The Company has adopted a code of conduct, referred to as the Business Ethics and Conflict of Interest Code. We require all employees to adhere to this code in addressing legal and ethical issues that they encounter in the course of doing their work. This code requires our employees to avoid conflicts of interest, comply with all laws and regulations, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. All newly hired employees are required to certify that they have reviewed and understand this code. In addition, each year all other employees are reminded of, and asked to affirmatively acknowledge, their obligation to follow the code.

This code provides that our employees may report confidential and anonymous complaints to an "ethics hotline" maintained by an independent vendor. These complaints may be made online or by calling a toll-free phone number. Complaints relating to financial matters are routed to our Chief Auditor, who reports those complaints, if any, directly to our Audit and Compliance Committee of the board. Other complaints, such as those dealing with employee issues, are routed to another appropriate executive manager for review. Employees are encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of law or a violation of our Business Ethics and Conflict of Interest Code.

In addition, the Company has adopted a Code of Ethics for Financial Officers, which applies to our chief executive officer, our chief financial officer, our principal accounting officer, our treasurer and all other officers serving in a finance, accounting, tax or investor relations role. This code for financial officers supplements our Business Ethics and Conflict of Interest Code and is intended to promote honest and ethical conduct, full and accurate financial reporting and to maintain confidentiality of the Company's proprietary and customer information.

Our Business Ethics and Conflict of Interest Code and Code of Ethics for Financial Officers are available in the Corporate Governance section of our website, www.umpquaholdingscorp.com.

Nomination Procedures

Our Statement of Governance Principles describes the qualifications that the Company looks for in its nominees to the board of directors. Directors should possess the highest personal and professional ethics, integrity and values and should be committed to representing the long-term interests of our shareholders. The board will consider the policy-making experience of the candidate in the major business activities of the Company and its subsidiaries. The board will also consider whether the nominee is representative of the major markets in which the Company operates. Directors must be willing to devote sufficient time to effectively carry out their duties and responsibilities. Nominees should not serve on more than three boards of public companies in addition to the Company's board. The board's policy provides that no person shall be eligible for election or reelection as a director if that person will reach the age of 70 at the time of that person's election or reelection, provided that a director who reaches age 70 during his or her term, shall complete the term for which that director was elected.

A shareholder may recommend a candidate for nomination to the board and that recommendation will be reviewed and evaluated by our Nominating Committee. Our Committee will use the same procedures and criteria for evaluating nominees recommended by shareholders as it does for nominees selected by the board. Shareholder recommendations for board candidates should be submitted to the Company's corporate Secretary, Steven Philpott at Umpqua Holdings Corporation's Legal Department, P.O. Box 1560, Eugene, OR 97440.

In 2008, we received no nominations of board candidates from our shareholders.

Changes in Nomination Procedures

There have been no material changes to the procedures by which shareholders may recommend nominees to our board of directors since our procedures were disclosed in the proxy statement for the 2008 annual meeting.

Shareholder Communications

Our directors are active in their respective communities and they receive comments, suggestions, recommendations and questions from shareholders, customers and other interested parties on an ongoing basis. Our directors are encouraged to share those questions, comments and concerns with other directors and with our CEO. Comments and questions may be directed to our board by submitting them in writing to the Company's corporate Secretary, Steven Philpott at Umpqua Holdings Corporation's Legal Department, P.O. Box 1560, Eugene, OR 97440. These comments or summaries of the comments will be communicated to the board at its next regular meeting. No communications of this type were received from shareholders in 2008. The Company has no formal policy regarding the attendance of directors at the annual meeting of shareholders. Beginning April 2007, the Company scheduled the annual meeting each year in Portland, Oregon on the day before a scheduled regular meeting of the board. Eight directors attended the 2008 annual meeting.

Board Evaluations

Each year, our board evaluates the performance of its committees and its members. This evaluation process occurs in two stages. Each board member answers a questionnaire designed to rate, on a scale of one to five, the performance of each board committee on which that director serves, with respect to a number of components relevant to that committee's functions. The answers and comments are compiled anonymously and reviewed by the committee as a whole, and reported to the full board. The Executive/Governance Committee then reviews those results and recommends changes in committee structure and function to the full board.

As a general rule, board members also fill out a confidential self evaluation of their own performance, which is delivered to the board chair. The board chair then reviews that information with the board member and solicits input from each committee chair with respect to the board member's performance. The Nominating Committee considers this information when recommending a slate of candidates to be nominated by the full board.

Succession Planning

Succession planning for the CEO and other named executive officer positions is one of the board's most important duties. Each year, the CEO presents his written succession plan to the Nominating Committee, which is accompanied by his review of up to three internal candidates who should be considered to replace him and his recommendation as to which, if any, internal candidate should be considered to replace him in the event he cannot serve. Under the current plan, any internal candidate selected on an interim basis will have the opportunity to compete for the position with other candidates that come forward in an internal and external search. Each of the other named executive officers has a written succession plan that is reviewed with the CEO annually.

Meetings and Committees of the Board of Directors

The board of directors met seven times during 2008, including one special meeting, an exit meeting with examiners and a three-day strategic planning retreat. At the retreat, the board and executive management focused on how to best sustain and enhance shareholder value, the Company's growth strategy and financial performance while maintaining Umpqua's unique culture and commitment to community banking. All board committees have regularly scheduled meetings except the Nominating Committee, which meets as appropriate, upon the call of its chairperson. Board committee chairs call for additional regular and special meetings of their committees, as they deem appropriate. In 2008, each director attended at least 75% of the board meetings, as well as meetings of committees on which the director served.

The board and each of our board committees regularly meet in executive session. Our CEO, who sits on the board and on four board committees, attends some executive sessions and is excused from others.

At December 31, 2008, the board of directors had seven active board committees: The Audit and Compliance Committee, the Budget Committee, the Compensation Committee, the Executive/Governance Committee, the Financial Services Committee, the Loan and Investment Committee, and the Nominating Committee.

The table below shows current membership information for each board committee as of December 31, 2008:

C — Chairperson **V — Vice Chair** **• — Member**

	Audit and Compliance	Budget	Compensation	Executive/ Governance	Financial Services	Loan and Investment	Nominating
Ronald F. Angell	•			•		C	•
Scott D. Chambers				•	C	•	•
Raymond P. Davis		•		•	•	•	
Allyn C. Ford				C			C
David B. Frohnmayer					V	•	
Stephen M. Gambee		•	•			V	
Dan Giustina	C			•		•	•
William A. Lansing		C	C	•	•		•
Theodore S. Mason	•	•	•				
Diane D. Miller	•	•	V				
Bryan L. Timm	V	V	•				

Allyn Ford serves as Chair of the boards of Umpqua and Umpqua Bank and Dan Giustina serves as Vice Chair of the boards.

Audit and Compliance Committee

The board of directors has a standing Audit and Compliance Committee that meets with our independent registered public accounting firm to plan for and review the annual audit reports. The Committee meets at least four times per year and is responsible for overseeing our internal controls and the financial reporting process. As of January 1, 2009, the members of the Committee were directors Giustina (Chair), Angell, Mason, Miller and Timm (Vice Chair). Each member of the Committee is independent, as independence is defined under Rule

4200(a)(15) of the listing standards of the NASD. The board of directors has adopted an Audit and Compliance Committee Charter, a copy of which is available on our web site in the Corporate Governance section at www.umpquaholdingscorp.com. The charter provides that only independent directors may serve on the Committee. The charter further provides that at least one member shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The board of directors has determined that Bryan L. Timm meets the SEC criteria for an "audit committee financial expert." The board of directors believes that each of the current members of the Committee has education and/or employment experience that provides them with appropriate financial sophistication to serve on the Committee. In 2008, the Audit and Compliance Committee met eight times. In addition to these formal meetings, the Committee previews earnings releases and periodic reports to be filed with the SEC and it usually meets by telephone conference to discuss those documents.

Budget Committee

The Budget Committee reviews and oversees our budgeting process, including the annual operating budget and the capital expenditure budget. It also oversees dividend planning and our stock repurchase programs. Effective January 1, 2009, the members of the Committee were directors Lansing (Chair), Davis, Gambee, Mason, Miller and Timm (Vice Chair). The Committee meets at least quarterly. In 2008, the Budget Committee met four times.

Compensation Committee

See *Roles and Responsibilities* in the section entitled, *Executive Compensation Discussion and Analysis.*

Executive/Governance Committee

The Executive/Governance Committee may, subject to limitations in our Bylaws and under Oregon law, exercise all authority of the full board when the full board is not in session. This Committee is responsible for the review and oversight of the Company's strategic planning process, corporate governance, consideration of the Company's merger and acquisition opportunities and oversight of the board's structure. This Committee is comprised of the chairman of the board, the chair of each board committee and Umpqua's CEO. Effective January 1, 2009, the members of the Committee were directors Ford (Chair), Angell, Chambers, Davis, Giustina and Lansing. This Committee meets at least quarterly. In 2008, the Executive/Governance Committee met four times.

Financial Services Committee

The Financial Services Committee reviews and oversees the operations of Strand Atkinson Williams & York, Inc. and Umpqua Bank's Private Client Services division. This Committee serves as Strand's board of directors. Effective January 1, 2009, the members of the Committee were directors Chambers (Chair), Davis, Frohnmayer (Vice Chair) and Lansing. This Committee must meet at least quarterly and in 2008, the Committee met four times.

Loan and Investment Committee

The Loan and Investment Committee approves certain loans, approves charge-offs to the loan loss reserve, sets investment and liquidity policies and monitors compliance with those policies and reviews Umpqua's loan and investment portfolios. Effective January 1, 2009, members of the Committee were directors Angell (Chair), Chambers, Davis, Frohnmayer, Gambee (Vice Chair) and Giustina. The Loan and Investment Committee meets at least quarterly and in 2008 it met five times. In addition to these formal meetings, the Committee from time to time reviews and approves certain large extensions of credit and it usually meets by telephone conference to discuss those matters.

Nominating Committee

The Nominating Committee proposes nominees for appointment or election to the board of directors and conducts searches to fill the positions of President and CEO. The Committee is comprised of the chairman of the board and the chair of each board committee. All of the directors serving on the Nominating Committee are independent, as defined in the NASD listing standards. Effective January 1, 2009, the members of the Committee were directors Ford (Chair), Angell, Chambers, Giustina and Lansing. The Nominating Committee meets as often as it deems appropriate and in 2008, the Committee met three times.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon our review of (i) Forms 3, 4 and 5 that we filed on behalf of directors and executive officers, or received from them with respect to the fiscal year ended December 31, 2008, and (ii) their written representations that no Form 5 is required, we believe that all reporting persons made all required Section 16 filings with respect to the 2008 fiscal year on a timely basis.

SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING OF SHAREHOLDERS

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy material in connection with the 2010 annual meeting of shareholders, the proposal must be in proper form under SEC Regulation 14A, Rule 14a-8, *Shareholder Proposals*, and received by the Secretary of the Company on or before November 5, 2009. Shareholder proposals to be presented at the 2010 annual meeting of shareholders, which are not to be included in the Company's proxy materials must be received by the Company no later than December 5, 2009, in accordance with the Company's Bylaws.

RELATED PARTY TRANSACTIONS

Transactions with Related Persons/Approval Process

Umpqua Bank leases certain facilities from entities in which certain directors have indirect material interests. These leases are not required to be disclosed under Item 404 of Regulation S-K.

We have a formal process with respect to the review and approval of loans extended by Umpqua Bank to related persons, as described below. In 2007, Umpqua adopted formal written procedures to review and approve transactions with related persons. In accordance with these procedures and Nasdaq Rule 4350(h), all transactions with related persons must be approved by disinterested members of Umpqua's Audit and Compliance Committee. In each instance where Umpqua Bank has a facility lease with a director, the lease was (i) entered into before the director became a related person with respect to Umpqua and/or (ii) Umpqua Bank assumed the lease in connection with an acquisition, so no prior approval by Umpqua was required or obtained. Nonetheless, the leases are believed to be on terms fair to the Bank and consistent with terms available from unrelated third parties. In 2008, the Audit and Compliance Committee approved Umpqua's issuance of a letter of credit to the Port of Coos Bay, Oregon that was to be supported by a letter of credit from another bank on behalf of Chairman Ford's company Roseburg Forest Products. The Company made no payment to and received no payment from Roseburg Forest Products or Mr. Ford in connection with this transaction. This letter of credit expired in November 2008, without any advance by the Bank.

Loans to Directors and Officers

Umpqua Holdings Corporation does not extend loans or credit to any officers or directors. However, many of our directors and officers, their immediate family members and businesses with which they are associated, borrow from and have deposits with Umpqua Bank. All such loans are made in the ordinary course of Umpqua Bank's business, and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, Umpqua Bank. These loans did not and do not involve more than the normal risk of collection or present other unfavorable features to Umpqua Bank.

Loans by the bank to directors and designated executive officers are governed by Regulation O, 12 CFR Part 215. Under the bank's procedures, the Chief Credit Officer can approve individual credits subject to Regulation O up to a total credit exposure of $100,000 and report those loans to our Loan and Investment Committee. All Regulation O credits with a total credit exposure in excess of $100,000 must be approved by that Committee. Regulation O limits loans to executive officers to $100,000 unless the loan is secured by a first lien on the officer's primary or secondary residence or unless the loan is made to finance the education of the officer's children. All of our named executive officers are designated as executive officers of Umpqua Bank under Regulation O.

As of December 31, 2008, the aggregate outstanding balance of all loans to Regulation O executive officers, directors, principal shareholders and their businesses was $14,998,879, which represented approximately 1.01% of our consolidated shareholders' equity at that date. All such loans are currently in good standing and are being paid in accordance with their terms.

DIRECTOR COMPENSATION

The Compensation Committee annually reviews its director compensation policy and in January 2008, the Committee adopted the following statement of philosophy with regard to director compensation:

Umpqua's director compensation is designed to align the board of directors with its shareholders, and to attract, motivate, and retain high performing members critical to our company's success. Our director compensation philosophy is simple: we pay our directors a competitive rate when compared to similar sized and performing financial services organizations.

- **Objectives** — Umpqua Bank is committed to providing competitive compensation to our directors. Within that context, our prime objectives are to:
  - Attract and retain highly qualified people that portray our company culture and values.
  - Link the interests of our directors to the values derived by our shareholders.
  - Align the interests of our directors, executives, and employees.
  - Conform to the highest levels of fairness, ethics, transparency, and sound governance practice.
- **Director Compensation** — On a regular basis the board will engage a third party professional to perform an evaluation to ensure director compensation is fair and competitive. Any change to director compensation is first reviewed by the Compensation Committee of the board prior to full board approval. Currently, it is the company's policy for director compensation to be paid in company stock, which may be taken as deferred compensation.[1]
- **Director Training** — We are committed to the continuing education of our directors. Umpqua provides an annual allowance for our directors to obtain director-specific education. Directors receiving such education shall provide an educational synopsis to the board or appropriate board committee.

The Compensation Committee is charged with reviewing director compensation and recommending changes to the full board. The board of directors has adopted a Director Compensation Plan that sets forth the terms and manner in which non-employee directors will be compensated for their service on the board of directors and committees of Umpqua and its subsidiaries.

All director fees are payable in shares of Umpqua Holdings Corporation common stock, purchased periodically on the open market by a brokerage firm for the account of each director, with funds provided by the Company. The shares are purchased under a trading plan that complies with Rule 10b5-1(c)(2) of the Securities Exchange Act of 1934. Directors may choose to receive compensation on a deferred basis.

Under the plan, director fees are paid quarterly, in arrears, after review of attendance records. Directors may attend committee meetings by teleconference, but they are allowed to attend only one regular board meeting per year by teleconference and they must be personally present at all other regular board meetings. The plan also reiterates the directors' obligations under applicable securities laws and Umpqua's Insider Trading Policy, and obligates the directors, if requested to do so, to execute a lockup agreement in the event of a firmly underwritten public offering of our securities.

Umpqua also provides a nonqualified deferred compensation plan to its non-employee directors. Under this plan, each director may annually elect to place all or part of his or her director compensation for the coming year into the deferred plan. Under the plan, a director may choose to have distributions from the plan in a lump sum or in annual installments over three, five or ten year periods following the date that the director leaves the board. Umpqua pays director compensation in shares of its common stock and the shares are held by a trustee. The dividends paid on those shares are credited to the director's account, but no interest or other compensation is paid by the Company with respect to the deferred account.

---

[1] Beginning in 2009, a director may elect to have up to 30% of his or her compensation paid in cash.

The Compensation Committee's practice is to engage an outside consultant at least once every three years to review director compensation paid by a peer group of companies to ensure that the compensation we pay to our directors is competitive given Company performance, board performance and our community bank philosophy.

In December 2007, the board of directors, acting upon a recommendation from the Compensation Committee, decided to maintain 2008 board compensation at the levels set in 2006. The schedule of fees that has been in effect since April 2006 is set forth in the table, below. The board Chair receives a higher retainer and participation fee. Committee chairs receive a slightly higher participation fee for chairing their committee meetings.

Schedule of Directors' Fees

	Quarterly Retainer(1)	Board Meeting Participation(2)	Committee Meeting Participation(3)
Board Chair	$3,500	$4,500	$600
Committee Chair	$3,000	$4,000	$600
Participating Director	$3,000	$4,000	$500

(1) Each director serves on the board of Umpqua Holdings Corporation and Umpqua Bank but receives only one Quarterly Retainer.

(2) Each director receives one Participation Fee for board meetings actually attended, if both board meetings are scheduled to be held on the same day, either jointly or one following another.

(3) The Audit and Compliance Committee Chair receives $700 for each meeting chaired and all other committee chairs receive $600 for each meeting chaired.

An internal peer group analysis of director compensation was performed in 2008. The Committee looked at two peer groups, the peer group used in the 2008 LTI Plan grant and the peer group used by Mercer Consulting in a director compensation report delivered to the Committee in 2006. At that time, the Committee reported to the board that total compensation paid to each director was below the median total compensation paid by the peer group of companies. The board approved modest increases to director compensation that are effective in January 2009.

DIRECTOR COMPENSATION

The following table summarizes the compensation paid by the Company to non-employee directors for the year ending December 31, 2008. Although each director ultimately receives fees in Umpqua stock, this table shows the cash contributed by the Company to the Director Compensation Plan to purchase that stock on the open market.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)(1)	(b)(2)	(c)	(d)	(e)	(f)	(g)	(h)
Angell, Ronald	$44,500						$44,500
Chambers, Scott	$43,400						$43,400
Ford, Allyn	$45,100						$45,100
Frohnmayer, David	$40,000						$40,000
Gambee, Stephen	$43,000						$43,000
Giustina, Dan	$46,400						$46,400
Lansing, William	$41,300						$41,300
Mason, Theodore	$43,500						$43,500
Miller, Diane	$44,000						$44,000
Timm, Bryan	$43,500						$43,500

(1) Director Davis is omitted from this table because he is a named executive officer, he receives no separate compensation for service as a director and his compensation is fully reflected in the Summary Compensation Table.

(2) Amounts in column (b) are earned in cash and paid in Umpqua stock. The following table shows what each director earned for each component of director compensation.

Name	Retainer	Board Participation	Committee Participation	Total
Angell	$12,000	$24,000	$ 8,500	$44,500
Chambers	$12,000	$24,000	$ 7,400	$43,400
Ford	$14,000	$27,000	$ 4,100	$45,100
Frohnmayer	$12,000	$24,000	$ 4,000	$40,000
Gambee	$12,000	$24,000	$ 7,000	$43,000
Giustina	$12,000	$24,000	$10,400	$46,400
Lansing	$12,000	$20,000	$ 9,300	$41,300
Mason	$12,000	$24,000	$ 7,500	$43,500
Miller	$12,000	$24,000	$ 8,000	$44,000
Timm	$12,000	$24,000	$ 7,500	$43,500

We invite the spouses of our directors to attend our annual multi-day strategic planning session. We believe this event provides a valuable opportunity for our directors to strengthen relationships with senior executives, enhance leadership development and advance our business objectives. The participation of spouses in the meals and social functions at the planning session is a positive contributor to the process. The Company pays the spouses' travel expenses, meals and activities that may be considered to provide a personal benefit in connection with this event. In 2008, these payments did not exceed $5,000 in the aggregate and are not separately disclosed.

Expenses associated with attending meetings, such as travel costs and meals, are considered integrally and directly related to the performance of their duties as directors, they are not considered to be personal benefits or perquisites and are not separately disclosed.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

2008 Compensation Highlights

Our executive compensation program is designed to support Umpqua's vision and mission, which is to create a unique and memorable banking environment in which our customers perceive the company as an indispensable partner in achieving their financial goals; our people achieve unparalleled personal and professional success; our shareholders achieve the exceptional rewards of ownership; and our communities benefit from our involvement and investment in their future.

The Compensation Committee recognized that the management team was doing a very good job in a very difficult economic environment. Management recommended that base salaries for all officers be frozen for at least six months and that base salaries for executive officers be frozen for the entire year, except for those who were promoted. The Committee also recognized that it would be difficult for management to achieve the EPS target under the annual incentive plans and it issued stock option grants as a retention tool and to provide incentives to improve earnings growth and increase the stock price. The challenge for management and the board is to motivate key performers to work harder than ever in what is probably the most difficult banking environment we have ever experienced.

Compensation activity in 2008 was highlighted by the following:

- 2008 base salaries for our named executive officers were held at year-end 2007 levels after Umpqua Bank failed to achieve its earnings and growth objectives in 2007, primarily due to additions to our provision for loan losses and a deteriorating residential development environment in our Sacramento and Bend markets. See the section titled *Executive Compensation Decisions.*
- No restricted stock units (RSUs) vested under the 2007 or 2008 grants under the 2007 Long Term Incentive Plan due to negative earnings growth in 2008. However, because the Company ranked 11th out of 18 and 8th out of 20 in EPS growth rate among the peer group for the 2007 and 2008 grants respectively, the Company began accruing for those grants. That accrual is reflected in the *Summary Compensation Table.* See the section titled *2007 Long Term Incentive Plan.*
- The company did not meet its EPS target in 2008, so there was no payout of the primary component of annual incentives to any managers, including the named executive officers. See the section titled *2008 Incentive Compensation Earned by the Named Executive Officers.*
- In April the Compensation Committee and CEO Davis agreed to amend his Supplemental Executive Retirement Plan to mitigate the effects of a 280G cutback by advancing the full vesting date. See the section titled *Retirement Plan for Mr. Davis.*
- The company received a capital investment from the U.S. Treasury in November 2008 which requires us to meet certain executive compensation requirements. See the section titled *Capital Purchase Program — Executive Compensation Requirements.*
- The board strengthened the ownership guidelines for directors and executive officers and instituted a "hold to retirement" policy with regard to equity awards to named executive officers. See the section titled *Long Term Incentive Compensation.*

Roles and Responsibilities

The Compensation Committee carries out the board's overall responsibilities with respect to executive compensation, director compensation and review of the CEO's performance. The Committee also oversees administration of the Company's employee benefit plans, including the Company's 401(k) and profit sharing plan. All Committee members are required to meet the NASD and SEC independence and experience requirements. Effective January 1, 2009, the members of the Committee were directors Lansing (Chair), Gambee, Miller (Vice Chair), Timm and Mason. The Compensation Committee must meet at least quarterly. In 2008, the Committee met seven times, including one special meeting.

The Compensation Committee operates under a written charter which is posted on our website at www.umpquaholdingscorp.com. The Committee annually reviews its charter and recommends changes to the full board. The Compensation Committee Chair sets the agenda and calendar for the Committee. As authorized by its charter, the Committee routinely hires attorneys and independent consultants for advice on compensation matters.

Mr. Davis, our CEO, is actively engaged in setting the compensation of our other named executive officers. At the end of each fiscal year, he reviews with the Committee the performance of each executive officer and he recommends the level of base and incentive compensation as well as equity grants for the ensuing year of individual executive officers reporting to him, including the executive officers covered by NASD Rule 4350. The Committee reviews those recommendations and compares them with market information to ensure that executive compensation is competitive and that the CEO is exercising his discretion appropriately. The Committee reviews, and ratifies or approves, all components of the compensation for executive officers covered by NASD Rule 4350, including salary, annual incentives, long-term incentive compensation and internal pay equity.

Our Executive Vice President/Cultural Enhancement works with our CEO, our business unit executives, General Counsel and outside counsel and consultants to recommend and design the structure of our incentive and benefit plans.

With respect to making compensation decisions, our Committee reviews compensation survey data or "benchmarking" data provided by recognized compensation consultants. The Committee uses this information to understand prevailing market practices and aggregate, as well as component, compensation packages provided by companies who are similar to Umpqua in size and scope. The Committee also considers company performance, individual performance and internal pay equity when making compensation decisions.

Identification of Named Executive Officers

We disclose the compensation paid to each of our "named executive officers" as required by Item 402 of Regulation S-K. In 2008*, those individuals were:

Name	Title	Designation
Raymond P. Davis	President and CEO	Principal Executive Officer
Brad F. Copeland	Senior Executive Vice President/ Chief Credit Officer	
David M. Edson	Executive Vice President and President — Umpqua Bank Commercial Lending	
Daniel A. Sullivan	Executive Vice President/Strategic Initiatives	
Ronald L. Farnsworth	Executive Vice President/Chief Financial Officer	Principal Financial Officer

* Mr. William Fike, who was a named executive officer in 2007, retired April 30, 2008.

Executive Compensation Philosophy

The Company has adopted the following written statement of its executive compensation philosophy, which is reviewed annually by the Compensation Committee:

> "Decisions regarding executives' total compensation program design, as well as individual pay decisions, will be made in the context of this *Executive Compensation Philosophy* and our ability to pay, as defined by our financial success. Umpqua's executive compensation is designed to recognize superior operating

performance thereby maximizing shareholder value, and to attract, motivate and retain the high performing executive team critical to our Company's success. Our executive compensation philosophy is simple: we pay competitive base salaries and we strongly reward performance.

- **Objectives** — Umpqua Bank is committed to providing competitive, performance-based total compensation opportunities to our executives who collectively have the responsibility for making our Company successful. Within that context, our prime objectives are to:
  - Attract and retain highly qualified executives that portray our Company culture and values
  - Motivate executives to provide excellent leadership and achieve Company goals
  - Provide substantial performance-related incentive compensation that is aligned to our business strategy and directly tied to meeting specific business objectives
  - Strongly link the interests of executives to the value derived by our shareholders from owning Company stock
  - Connect the interests of our executives and our employees
  - Be fair, ethical, transparent and accountable in setting and disclosing executive compensation.
- **Base Salary** — Base pay opportunities should be fully competitive with other relevant organizations within the markets in which we compete. Individual salary determinations involve consideration of incumbent qualifications, behaviors, cultural adherence, and performance.
- **Short-Term Incentives** — Consistent with competitive practices, executives should have a significant portion of their targeted annual total cash compensation at risk, contingent upon meeting company profitability goals and personal objectives.
- **Long-Term Incentives** — Executives who are critical to our long-term success should participate in long-term incentive opportunities that link a significant portion of their total compensation to increasing shareholder value.
- **Executive Benefits** — We offer executives competitive benefit programs, such as health insurance, 401(k) plan, vacation, and life insurance, of which similar programs are offered to our employees.
- **Communications & Training** — We are committed to sharing information with executives to enable them to fully understand our objectives for executive pay and each element of their total compensation package."

Executive Compensation — Plan Design and Objectives

Base Salary

The purpose of base salary is to create a secure base of cash compensation for executives that is competitive with the market. Executive salary increases do not necessarily follow a preset schedule or formula; however, the following are considered when determining appropriate salary levels and increases:

- The individual's current and sustained performance results and the methods utilized to achieve those results;
- Non-financial performance indicators to include strategic developments for which an executive has responsibility (such as product development, expansion of markets, increase in same-store loan or deposit growth and acquisitions) and managerial performance (such as service quality, sales objectives and regulatory compliance);
- The Company's financial performance; and
- Peer data and benchmarking reports.

Individual and Company Performance

A significant component of compensation is related to performance. We believe that an employee's compensation should be tied to how well the employee's team and the Company perform against both financial and non-financial goals and objectives. The board annually establishes the financial goals for the incentive compensation program. Non-financial goals include satisfactory performance on all internal and external regulatory exams and audits and achievement of the business and personal goals assigned to each executive.

Short-Term and Long-Term Incentives

Incentive compensation balances short and long term performance. We try to focus all senior managers on achieving strong short-term or annual results in a manner that will ensure the Company's long-term viability and success. Therefore, to reinforce the importance of balancing these perspectives, senior management is regularly provided with both annual and long-term incentives. Participation in long-term incentive programs increases with higher levels of responsibility, as employees in these leadership roles have the greatest influence on the Company's strategic direction and results over time.

Annual Incentives

The purpose of annual incentive plans is to provide cash compensation on an annual basis that is at risk and contingent on the achievement of annual business and operating objectives, as well as personal goals and objectives.

At the beginning of each year we adopt an Incentive Plan that provides for incentive compensation to be awarded to the Chief Executive Officer and our other named executive officers upon achievement of individual performance objectives established by the board of directors or the Compensation Committee for Mr. Davis and individual performance objectives established by Mr. Davis for the other named executive officers.

Each executive is assigned a target incentive, which is a percentage of base salary. The overall target incentive is discretionary and subject to adjustment. Achievement of the target incentive is based on the success of the Company and the individual executive in certain performance areas, as more particularly discussed in the section entitled *Executive Compensation Decisions*.

The annual incentive plan for each named executive officer also includes a "negative discretion" component that allows the Committee to consider significant one time events that might affect, for example, earnings per share, and reduce the award that would otherwise be suggested by rote application of the formula in the plan.

Since 2004, the financial target component of the annual incentive has been based on operating earnings per share (EPS) targets. These targets are set by the board based upon the Budget Committee's recommendation. The Company does not offer guidance on our EPS or growth rate targets and we regard these internal targets as confidential. Our annual earnings per share targets are determined at the start of each year, based on our internal budget, as we close out the previous year. At the same time, analysts who follow our company are developing their forward earnings targets for the coming year. If we disclosed this information, one could compare our annual targets to the original analyst targets for the year, and interpolate our targets for the coming year. This would compromise our objective of not providing guidance on EPS targets.

Typically, the EPS target for 100% payout of the financial component is achievable, but requires better than expected performance. The maximum percentage payout ranges from 0% to 150% of base salary.

The following table compares actual results against EPS targets and shows the percentage payment of the corporate financial target incentive for the years 2006-2008:

Year	EPS Target was:	Percentage Payout of Target Incentive
2006	Partially Achieved	75%
2007	Not Achieved	0 %
2008	Not Achieved	0 %

The annual incentive plans of all named executive officers require the executive to repay to the Company any incentives awarded based on earnings per share for a particular period if it is later determined that the earnings per share were materially inaccurate. This plan provision, often called a "claw back", was implemented in 2007 and the provision has not been triggered.

Other Annual Compensation — Benefits and Perquisites

We provide benefit programs to executive officers and to other employees. The following table identifies the benefit plans and identifies those employees who may be eligible to participate:

Benefit Plan	Named Executive Officers	Certain Managers	Full Time Employees
401(k) Plan	●	●	●
Group Medical/Dental/Vision	●	●	●
Group Life and Disability	●	●	●
Annual Manager Incentive Plan	●	●	
Severance	●	●	●
Change in Control	●	●	
Supplemental Retirement (Top Hat)	●	●	
Supplemental Executive Retirement(1)	●		
Deferred Compensation Plan(2)	●	●	

(1) Mr. Davis is the only employee with a Supplemental Executive Retirement Plan.

(2) In connection with the acquisition of other financial institutions, the Company has assumed deferred compensation plans that benefit other past and present employees. In 2008, the company adopted a non-qualified deferred compensation plan that allows eligible officers to make payroll deferrals to a deferred compensation account and to elect a deferred distribution date.

The company provides modest perquisites to the named executive officers. The perquisites we offer are common in the financial services industry and help the company attract and retain superior employees for key positions. Some perquisites are intended to serve an Umpqua business purpose, but it is understood that some may be used for personal reasons, as well. Our payment of perquisites is disclosed in the *Summary Compensation Table* and they are itemized in the related supplemental table.

Umpqua has adopted a policy that governs personal use of the aircraft leased by the Company. That policy generally provides that the CEO or CFO must approve any personal use of this aircraft. If the flight is for purely personal reasons, the officer must reimburse the Company in accordance with the Standard Industry Fare Level formula. If the officer is accompanied by a spouse or other guest, the officer must reimburse the Company for the spouse or guest's use. If the officer's spouse accompanies the officer for the purpose of participating in business functions, that use is not deemed to be personal use.

Long-Term Incentive Compensation

There are three forms of long-term incentives normally granted to our executives: stock options and restricted share awards (RSAs) under our 2003 Stock Incentive Plan and grants of restricted stock units (RSUs) under the 2007 Long Term Incentive (LTI) Plan.

- **Stock Options.** The purpose of stock options is to provide equity compensation with value directly related to the creation of shareholder value and the increase in Company stock price. Stock options provide executives a vehicle (subject to vesting requirements) to increase equity ownership and share in the appreciation of the value of Company stock and they help retain the individuals to whom they are granted.
- **Restricted Share Awards.** RSAs are awarded subject to vesting requirements and, in some cases, subject to the Company achieving predetermined financial goals. Restricted shares serve to help retain key executive talent, as well as attract and retain non-executive employees who make a significant contribution to the Company.
- **LTI Grants.** These RSU grants are made under the 2007 LTI Plan and are subject to financial performance-based vesting, such as EPS growth, net income growth or return on equity.

With respect to both stock option and RSA grants, the deferred vesting schedules are designed to provide significant retention incentives to help ensure that the recipients continue with the Company.

Stock options provide incentives to increase the stock price and RSU grants under the LTI Plan provide incentives to increase earnings per share. The Committee believes that both goals should be the primary focus of long term incentive plans and the Committee believes that both stock options and RSUs are appropriately granted to certain named executive officers to help the Company achieve these goals. RSU grants under the LTI Plan are performance-based in that they vest based on comparing the Company's EPS growth with the EPS growth of a select peer group of companies. Because the value of options is tied to an increase in stock price, we consider options to be a form of performance-based equity compensation. It should be noted that given the significant drop in the Company's stock price over the past two years, most of the options granted to executive officers are "under water" because the current market price is below the exercise price. See table titled *Outstanding Equity Awards at Fiscal Year-End.*

We believe that key executives should have significant stake in the performance of the company's stock, to align their decisions with creating shareholder value and to minimize negative market perceptions caused by excessive insider sales of Company shares. Our *Statement of Governance Principles* (posted on our website) requires directors and executive officers to accumulate a meaningful position in Company shares. At minimum, an outside director and an executive officer each must own the following number of common shares within five years after he or she attains the position noted below:

Outside director	10,000 shares
CEO	100,000 shares
Other NEOs	15,000 shares
Other executive officers	10,000 shares

Share ownership shall be determined from the totals on Table 1 of an SEC Form 4, which includes shares in which beneficial ownership is disclaimed but excludes outstanding stock options. Compliance with share ownership guidelines is reviewed annually by the Executive/Governance Committee. As of December 31, 2008, all directors and executive officers satisfied these minimum requirements.

In addition, named executive officers must retain a substantial portion of the equity awards granted by the Company. A named executive officer must retain 75% of the following net awards until the officer retires or reaches age 62, whichever first occurs:

- Gains from option exercises (shares remaining after payment of the exercise price and taxes);
- Vested restricted stock awards (net of tax withholdings);
- Shares issued in payment of LTIP restricted stock units (net of tax withholdings).

Exceptions to this holding requirement may be granted only by the Compensation Committee based upon bona fide personal financial need or family hardship, including divorce or death of a spouse.

Directors and executive officers may sell no more than 15,000 shares per calendar year, unless he or she obtains authorization in a hardship situation from the Committee. In addition to this cap, a director or officer may sell shares to cover the exercise price and estimated taxes associated with an option exercise. Our policy also prohibits directors and executives from engaging in transactions in which they may profit from short term speculative swings in the market value of Umpqua stock. These prohibited transactions include "short sales" (selling borrowed securities which the seller hopes can be purchased at a lower price in the future); "short sales against the box" (selling owned, but not delivered securities); "put" and "call" options (publicly available rights to sell or buy Umpqua shares at a specific price within a specified period of time) and derivative transactions, such as non-recourse loans secured by Company stock.

In 2008, the named executive officers, as a group, acquired 16,400 shares of company stock through vesting of restricted share grants and stock option exercises and sold or disposed of 3,205 shares.

Equity Compensation Plan Practices

In general, we issue stock options, RSAs and RSUs to our named executive officers at the following times: (i) upon initial employment with the Company; (ii) in the first quarter of each year, in connection with establishing their long-term incentive compensation package for that year; and (iii) in connection with a significant advancement or promotion or a significant change in compensation arrangements.

In January 2007, the Compensation Committee adopted a practice of issuing stock options with an effective date when the trading window is open for Section 16 reporters. This way, the stock price at the time of the grant can reasonably be expected to fairly represent the market's view of our results and prospects. We have never re-priced or back-dated options granted under any of Umpqua's equity compensation plans and the 2003 Stock Incentive Plan specifically prohibits these practices. See tables titled *Grants of Plan Based Awards* and *Outstanding Equity Awards at Fiscal Year-End*.

As noted above, in the section titled *Long Term Incentive Compensation*, we have adopted stock ownership guidelines and a "hold to retirement" policy that severely restrict the ability of our named executive officers to turn equity grants into cash and, to that extent, make those grants a less valuable component of compensation. However, these restrictions are not reflected in the FAS 123R values attached to those grants.

Role of Tax and Regulatory Requirements

Under section 162(m) of the Internal Revenue Code, the Company is generally prohibited from deducting for federal income tax purposes employee compensation that would otherwise be deductible to the extent that the compensation exceeds $1 million for any covered employee in any fiscal year. However, compensation that is performance-based as defined in the Code is not subject to the deductibility limits. Before the company participated in the Treasury's Capital Purchase Program, the board's policy was to ensure that all compensation paid by the Company is fully deductible for federal income tax purposes. However, the Emergency Economic Stabilization Act of 2008 reduced that cap from $1 million to $500,000 for our named executive officers and also provides that performance-based compensation is subject to that limit on deductibility. Therefore, beginning in 2008, some of the compensation paid to our named executive officers is not deductible, which has the effect of increasing the company's tax liability. See the section titled *2005 Performance-Based Incentive Plan* and *Capital Purchase Program — Executive Compensation Requirements.*

The employment agreements with our named executive officers provide that if the severance and change in control benefits payable to the executive would constitute an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), such benefit payments shall be reduced to the largest amount that will result in no portion of benefit payments being subject to the excise tax imposed by Section 4999 of the Code.

Those agreements also provide that if the benefits are subject to Section 409A of the Code and the executive is deemed to be a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, commencement of payment of the benefit shall be delayed for six months following the executive's termination of employment.

The agreements with our named executive officers also provide that Umpqua shall not pay any benefit to the extent that such payment would be prohibited by the provisions of Part 359 of the regulations of the Federal Deposit Insurance Corporation (the "FDIC"), as the same may be amended from time to time.

Severance and Change in Control

We believe that severance protection, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, we provide such protection for our named executive officers under their respective employment agreements. The Company evaluates the level of severance benefit to provide a named executive officer on a case-by-case basis and, in general, we consider these severance protections to be an important part of an executive's compensation and consistent with similar benefits offered by our competition.

We believe that the occurrence or potential occurrence of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. These transactions often result in significant organizational changes, particularly at the senior executive level. We believe that change in control benefits eliminate or at least reduce any reluctance of executive officers to actively pursue potential change in control transactions that may be in the best interest of shareholders. In order to encourage executive officers to remain employed with the Company during this important time, we provide named executive officers with variable levels of an enhanced severance benefit if their employment is terminated without cause or in connection with a change in control. If the executive continues to work for the acquiring company for more than 12 months after the change in control transaction, the executive receives a reduced retention benefit, in lieu of a change in control benefit. As a condition to receiving these severance benefits, the executive must agree not to compete with the Company, or its successor, and not to solicit customers or employees for a certain period following separation. See table titled *Potential Payments Upon Termination or Change in Control.*

EXECUTIVE COMPENSATION DECISIONS

Introduction

The Company's financial and operating performance in 2007 served as the backdrop for the Committee's compensation decisions in early 2008. Those results reflected the impact of the significant slowdown in the housing industry, which primarily affected our residential development portfolio, the impact of the slowdown resulted in:

- Non-performing assets increased to $98.0 million, or 1.18% of total assets as of December 31, 2007.
- Net charge-offs increased to $22.0 million in 2007, or 0.38% of average loans and leases, as compared to $574,000 or 0.01% of average loans and leases in 2006.
- The increase in non-performing assets and net charge-offs in 2007 contributed to a $41.7 million provision for loan and lease losses in 2007, as compared to $2.6 million in 2006.

However, in 2007 we saw the following accomplishments:

- We completed the acquisition and integration of North Bay Bancorp and its principal operating subsidiary, The Vintage Bank.
- Gross loans and leases increased by 13%. Excluding the North Bay acquisition, the organic loan growth rate was 5% for 2007.
- Deposits increased by 13%. Excluding the North Bay acquisition, the organic deposit growth rate was 5% for 2007.
- Total consolidated assets increased to $8.3 billion as of December 31, 2007, an increase of $995.8 million or 14%. Excluding the North Bay acquisition, the organic asset growth rate was 4% for 2007.

2008 was an unprecedented year in the financial services industry. Problems in the residential development sector and stress in the mortgage markets that were evident in early 2008, evolved by year-end into a full scale financial crisis and world-wide recession. The Company's 2008 financial projections upon which the annual incentive plans are based were virtually unattainable by the end of the first quarter. Umpqua did not achieve its earnings goals in this difficult credit and overall economic environment. Therefore, our named executive officers did not receive any part of the financial component of their annual incentive plans. Furthermore, since EPS growth was negative, the first and second tranches of the RSUs granted in 2007 and the first tranche of the RSUs granted in 2008 under the 2007 LTI Plan did not vest.

2008 Base Salary and Annual Incentive Targets for Mr. Davis

In 2007, the Compensation Committee hired PricewaterhouseCoopers (PWC) as an independent compensation consultant reporting only to the Committee with respect to benchmarking the CEO's compensation for 2008. The Committee and the Committee's Chair had extensive conversations with PWC about the history and goals of our executive compensation program. PWC was asked to compare the CEO's compensation package with that of the peer group in three major areas: (i) base salary (ii) total cash compensation (TCC) which is base salary plus annual incentive and (iii) total direct compensation (TDC), which is base salary plus annual incentive plus long term incentive expected value. The Committee concluded that based on the performance of the company and Mr. Davis, the 50th percentile to 75th percentile range continued to be an appropriate benchmark range for the CEO's 2008 compensation. The Committee agreed with CEO Davis's recommendation to not increase his base salary or target incentive in 2008. Although the Committee considers benchmark reports as only a factor in its analysis, in 2008, the Committee was guided by the 50th percentile for TDC when calculating the CEO's stock option and RSU grants. The Committee believes it is important to follow its process on a consistent basis and to grant awards in accordance with a consistent pattern and practice.

PWC also provided the Committee with an analysis of the CEO's shareholdings as compared with the CEOs in the peer group. Except for these executive compensation analysis services, PWC provided no other services to Umpqua in 2006-2008.

PWC selected and analyzed a peer group of 15 companies in the regional bank category, whose primary locations are in the western U.S., with total assets ranging from about $3.5 to $14.9 billion as of December 31, 2006. This peer group consisted of:

Banner Corp	First Community Bancorp	Sterling Financial Corp/WA	Western Alliance Bancorp
Cathay General Bancorp	First Republic Bank	SVB Financial Corp.	Greater Bay Bancorp
CVB Financial Corp.	Hanmi Financial Corp.	UCBH Holdings, Inc.	City National Corp.
East West Bancorp	Pacific Capital Bancorp	Westamerica Bancorporation	

PWC's analysis was based on a review of proxy data for three years and compensation surveys performed by Mercer Human Resource Consulting, Watson Wyatt and the Economic Research Institute. PWC analyzed Mr. Davis's compensation as compared to the peer group median, with "market" being plus or minus 20% of median. PWC concluded that Mr. Davis's 2007 total direct compensation (TDC) was "at market".

In January 2008, based on the information received and reviewed and their deliberations, the Compensation Committee approved the following base salary and incentive targets for Mr. Davis, which were approved by the full board:

2008 Base Salary	Percentage Increase over 2007	Target Incentive	Percentage Increase over 2007	Target Incentive as a Percentage of Base Salary	Target Compensation (Base plus Incentive)
$714,000	0%	$714,000	0%	100%	$1,428,000

2008 Base Salary and Annual Incentive Targets for Other Named Executive Officers

In 2007, management engaged Watson Wyatt Worldwide (WWW) to provide a benchmarking analysis for the other named executive officers in connection with setting 2008 compensation. Except for these executive compensation analysis services, WWW provided no other services to Umpqua in 2006-2008. Comparative tally sheets were prepared for Mr. Davis and the Committee to review.

In December 2007, Mr. Davis met with the Committee to review his recommendations for the named executive officers, based on his own evaluation of their performance and his review of the WWW compensation report.

WWW analyzed a peer group of 19 publicly traded companies in the commercial bank category, whose total assets were approximately between $6 and $11 billion, at December 31, 2006. Of these, seven are headquartered in California, one in Washington and the others are based outside of our market area. The peer group consisted of:

Alabama Nat'l Bancorp.	First Midwest Bancorp	Pacific Capital Bancorp	Trustmark Corp.
Cathay General Bancorp	East West Bancorp	Provident Bankshares	UCBH Holdings, Inc.
Chittenden Corp.	Greater Bay Bancorp	Sterling Financial Corp/WA	United Bankshares, Inc.
CVB Financial Corp.	Irwin Financial Corp.	Susquehanna Bancshares	Wintrust Financial Corp.
First Commonwealth Fin'l	Old National Bancorp	SVB Financial Group	

WWW reported the following data for the peer group: base salary and annual incentives with 25th, 50th and 75th percentile data cuts. They reported long term incentive (LTI) grant values with 25th and 50th percentile data cuts. WWW's report used data from Watson Wyatt and Mercer's published 2007 Executive Benchmark

Database. At meetings in December 2006 and January 2007, the Committee reviewed all components of the named executive officer's compensation including salary, annual incentive and long-term incentive compensation. The Committee reviewed the WWW report and tally sheets for the named executive officers.

The Committee found that, as a group, the Company's executive salaries were well within competitive median values. All but two of the executives were at or below the 50th percentile with respect to base salaries and the other two were below the 75th percentile. As a whole, annual target incentives were slightly higher than the median and the Committee was comfortable with more of the compensation being tied to performance. The Committee did not increase the base salaries of any executive in January, consistent with a company-wide freeze on most base salaries. Mr. Farnsworth's base salary was increased in July to reflect his promotion to Chief Financial Officer.

In January 2008, based on the CEO's recommendation and the other information received and reviewed and their deliberations, the Compensation Committee approved the following base salaries and incentive targets for the named executive officers in 2008:

Name	2008 Base Salary	Percentage Increase (Decrease) over 2007	Target Incentive	Percentage Increase (Decrease) over 2007	Target Incentive as a Percentage of Base Salary	Target Compensation (Base plus Incentive)
Brad F. Copeland	$365,000	0%	$273,750	0%	75%	$638,750
David M. Edson	$375,000	0%	$281,250	0%	75%	$656,250
Daniel A. Sullivan	$200,000	(29.6)%	$100,000	0%	50%	$300,000
Ronald Farnsworth*	$200,000	25%	$100,000	56%	50%	$300,000

* In July 2008, Mr. Farnsworth's base salary was increased from $160,000 to $200,000 to reflect his promotion, in January 2008 to EVP/Chief Financial Officer.

2008 Incentive Compensation Earned by the Named Executive Officers

Each of the named executive officers was eligible for incentive compensation in 2008. The Compensation Committee considered a variety of possible performance areas and determined that the following performance categories would focus these executives on objectives that would benefit shareholders:

- corporate financial targets-measured by operating earnings per share-fully diluted;
- leadership and cultural competencies;
- regulatory and compliance goals; and
- personal and business unit goals (for all except Mr. Davis).

The Company emphasizes objective performance benchmarks for annual incentive compensation, as measured by fully diluted operating earnings per share, and achievement of compliance and regulatory goals, as measured by ratings achieved in regulatory examinations and internal audit and compliance reviews. These objective standards (Financial Performance and Regulatory) are consistent with the 2005 Performance Based Incentive Plan and comprise 85% of Mr. Davis's target incentive and 50% of the target incentive of the other named executive officers. The other performance targets include subjective standards and are awarded outside the 2005 Performance Based Incentive Plan. However, the Leadership/Unit Financial component is directly tied to the CEO's evaluation of the executive's performance compared with specific individual business goals that are established at the beginning of each year and incorporated in the executive's annual incentive plan.

In January 2009, the Compensation Committee reviewed 2008 operating and personal results against the incentive plans for each of the named executive officers. The Committee determined that the Company's actual earnings per share were below the lowest range for any executives' targeted incentive and, in accordance with the

2008 plan, each named executive officer received no payout for the corporate financial performance component. CEO Davis presented his evaluation of the performance of each of the named executive officers and recommended the 2008 incentives to be paid to each officer. The Committee reviewed and approved those recommendations.

In reviewing the subjective categories of Leadership/Unit Financial performance and Personal/Business goals for each named executive officer, the Committee noted the exemplary work done by the executive team in managing problem credits, strengthening capital and positioning the company to survive the near term and emerge stronger than ever in the long term.

Achievement of performance targets in each of the other areas varied with each officer and incentive payouts for each of the named executive officers ranged from 41.7% to 70.0% of the targeted incentive.

The 2008 incentive compensation awarded to each named executive officer, itemized by category, is as follows:

Name	Financial Performance	%*	Regulatory	%*	Leadership/ Unit Financial**	%*	Personal/ Business	%*	Total	Target	Total as a % of Target
Davis	$0	70	$80,325	15	$217,200	15	N/A	0	$297,525	$714,000	41.7%
Copeland	$0	40	$36,956	10	$ 46,196	30	$72,113	20	$155,265	$273,750	56.7%
Edson	$0	40	$37,969	10	$ 63,281	30	$39,375	20	$140,625	$281,250	50.0%
Sullivan	$0	40	$13,500	10	$ 34,500	30	$11,250	20	$ 59,250	$100,000	59.3%
Farnsworth	$0	40	$13,500	10	$ 30,000	30	$26,500	20	$ 70,000	$100,000	70.0%

* This represents the percentage of the total target incentive that is allocated to each performance category shown in the column to the left.

** For Mr. Davis, this is his Leadership goal; for all other named executive officers this is their respective business unit profitability or expense control goal.

2008 Long Term Incentive Compensation

In January 2008, the Committee approved stock option grants to the named executive officers. The Committee felt that given the relatively low stock price at the time, the expense to the Company would be modest and would provide an incentive to increase price of the Company's stock and would provide an incentive for the named executive officers to stay with the Company during what is projected to be a difficult operating environment for the foreseeable future. In July 2008, in a departure from the normal practice, and in a further effort to enhance retention of key executives, the company granted stock options to the named executive officers under the 2003 Stock Incentive Plan.

In March 2008, the company issued RSU grants under the 2007 LTI Plan to Messrs. Davis, Copeland and Edson in connection with the approval of their annual compensation packages. These grants are described in the *Grants of Plan Based Awards* table. These senior executive officers manage the major business units of the Company and have significant influence over the company's earnings performance. These grants have a performance vesting requirement based on the Company's earnings per share growth as compared with the earnings per share growth achieved by a peer group of companies. When recommending these grants, the Committee considered the value of these grants in the context of overall compensation and the survey data.

Internal Pay Equity

In December 2007 and January 2008, the Committee considered internal pay equity when it reviewed the total compensation paid to the CEO, as compared to the other named executive officers and the CEO's other direct reports. The Committee received and reviewed the PWC and WWW reports referenced above to evaluate the compensation paid to the CEOs in the PWC peer group against the compensation paid to the other executive officers in the WWW report. The Committee considers total direct compensation (TDC), but not the Davis SERP, when reviewing internal pay equity. Based on its review, the Committee was satisfied that the comparative relationship between the compensation of the CEO and Umpqua's other named executives is appropriate.

Capital Purchase Program- Executive Compensation Requirements

When the Treasury announced the Capital Purchase Program (CPP), it required participating banks to comply with section 111 of the Emergency Economic Stabilization Act of 2008 (EESA), which requires that participants meet appropriate standards for executive compensation and corporate governance for as long as Treasury holds an equity or debt position in the financial institution. When deciding to participate in the program, our board evaluated these requirements and the impact they would have on the Company, and considered them in light of the support this capital would provide to our lending programs.

In summary, the Company has determined that the only measurable impact that the original CPP requirements would have on the Company is the new limit on deductibility of executive compensation under IRC §162(m). The Company evaluated the cost of that change and determined that participation in the CPP, under the terms and conditions then in effect, was a very cost-effective way to raise capital compared with the cost of private capital at that time.

For purposes of that section, the term "senior executive officer" (SEO) is the CEO, the CFO, and the next three highest paid executives; these are the same individuals identified as "named executive officers" in this proxy statement.

As part of the *American Recovery and Reinvestment Act of 2009* effective February 17, 2009, Congress enacted new and revised executive compensation requirements that purport to affect the Company, as a participant in the CPP. At this time, we do not know the effect of this legislation or the implementing regulations that are expected from the Treasury. The following discussion reflects the requirements that were in place when we closed our CPP transaction with the Treasury in November 2008.

Compensation Deduction is Capped. The amendment to section 162(m) reduces the $1 million deduction limitation to $500,000 for financial institutions participating in the CPP. For purposes of the $500,000 deduction limit, all executive compensation is subject to the deductibility cap, including performance-based compensation. This limitation on deductibility will not affect any officer's receipt of compensation, but creates a relatively small increase to the company's tax liability. In 2008, this amended limit reduced our compensation deduction by $84,149, which represented a $25,455 cost to the Company from an increase in the company's tax liability.

No Excess Parachute Payments Allowed. The amendment to section 280G provides that the company may not pay an excess parachute payment to a senior executive officer when the Treasury is invested in the company. This is in addition to the existing 280G rules that make excess parachute payments non-deductible by the company and subject to a 20% excise tax levied against the executive. All of our employment and the benefit agreements with named executive officers have a "280G" cutback provision that, in essence, provides that the company will not pay and the executive will not receive an excess parachute payment. Therefore, this amendment to 280G will have no effect on the company or the SEOs.

Clawback Provision. Treasury issued an interim final rule to, among other things, require that a CPP participant recover any bonus or incentive compensation paid to an SEO based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate. Since 2007, the annual incentive plans and the LTI agreements with our named executive officers have included similar clawback provisions.

Compensation Committee Certification. In accordance with our CPP agreement, the Compensation Committee reviewed the SEO incentive compensation arrangements with the company's senior risk officers and personnel acting in a similar capacity, to ensure that the SEO incentive compensation arrangements do not encourage SEOs to take unnecessary and excessive risks that threaten the value of the institution. In December 2008, the Committee met with the CEO, the Chief Credit Officer, the Chief Auditor and the General Counsel to review certain reports and:

(1) Discuss with the bank's senior risk officers the long term and short term risks that the bank faces that could threaten the value of the company;

(2) Identify the features of the company's incentive compensation arrangements that could lead SEOs to take such risks; and

(3) Limit any such feature in order to ensure that the SEOs are not encouraged to take risks that are unnecessary or excessive.

It was noted that the primary financial component for incentive compensation is earnings per share, which is an audited number and that credit quality has the most significant effect on earnings in this environment. The board regularly receives reports about key credit measures and the steps undertaken by management to address credit risk. In addition, the company has adopted compensation practices, as discussed in this proxy statement, that discourage excessive or unnecessary risk-taking, such as:

- prohibiting the re-pricing of stock options;
- requiring executives to acquire and hold substantial ownership positions in company stock;
- implementing "claw-back" provisions in annual incentive plans; and
- adopting a "hold to retirement" policy with respect to 75% of the net gains from equity awards.

Following that discussion, the Committee unanimously authorized the certification found in the Compensation Committee report, below.

COMPENSATION COMMITTEE REPORT

The Compensation Committee certifies that it has reviewed with senior risk officers the SEO incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage SEOs to take unnecessary and excess risks that threaten the value of the financial institution.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K.

Based on the review and discussions referred to in paragraph (e) (5) (i) (A) of this Item, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's annual report on Form 10-K for the year ended December 31, 2008.

Submitted by the Compensation Committee:

Bill Lansing (Chair)
Stephen Gambee
Ted Mason
Diane Miller (Vice Chair)
Bryan Timm

COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the total compensation awarded to, paid to or earned by the named executive officers for the fiscal year ended December 31, 2008. The 2008 amounts reported in columns (e) and (h) of this Summary Compensation Table for Mr. Davis show marked increases over the prior year, which are not reflective of actual value received by him, but relate to accounting accruals as more specifically described in the footnotes to the Table. The supplemental tables presented in the footnotes to this Summary Compensation Table are provided as additional information for our stockholders and are not intended as a substitute for the information in the Summary Compensation Table, which is required by SEC rules.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)(1)	(d)(2)	(e)(3)	(f)(4)	(g)(5)	(h)(6)	(i)(7)	(j)
Davis, Raymond P., President/ CEO	2008	$714,000	$ —	$807,051	$397,427	$297,525	$1,048,916	$69,444	$3,334,363
	2007	$714,000	$ —	$223,896	$557,952	$285,600	$ 227,270	$63,810	$2,072,528
	2006	$673,215	$ —	$ —	$477,008	$499,669	$ 742,047	$70,790	$2,462,729
Copeland, Brad F., Sr. EVP/ Chief Credit Officer	2008	$365,000	$ —	$404,984	$110,772	$155,265		$34,553	$1,070,574
	2007	$359,825	$25,000	$ 66,130	$100,862	$219,000		$36,211	$ 807,028
	2006	$315,498	$ —	$ 56,439	$104,489	$200,000		$27,693	$ 704,119
Edson, David M., EVP/ President Umpqua Bank Commercial Lending	2008	$375,000	$ —	$406,848	$ 97,606	$140,625		$41,622	$1,061,701
	2007	$368,530	$35,685	$ 66,130	$117,478	$210,000		$41,643	$ 839,466
	2006	$325,985	$ —	$ 56,439	$117,651	$214,315		$32,169	$ 746,559
Sullivan, Daniel A., EVP/ Strategic Initiatives	2008	$200,000	$ —	$ 60,054	$ 89,974	$ 59,250		$15,491	$ 424,769
	2007	$234,688	$ —	$ 64,188	$ 90,801	$ 70,500		$26,017	$ 486,194
	2006	$282,463	$ —	$ 34,939	$ 97,760	$123,126		$26,906	$ 565,194
Farnsworth, Ronald L. EVP/CFO(8)	2008	$180,000	$ —	$ 42,920	$ 31,484	$ 70,000		$ 8,457	$ 332,861
	2007	$160,000	$ —	$ 46,574	$ 21,427	$ 54,000		$ 9,470	$ 291,471

(1) The amount shown in column (c) reflects an increase to Mr. Farnsworth's base salary from $160,000 per year to $200,000 per year effective July 1, 2008.

(2) The amounts shown in column (d) are discretionary bonuses paid to Mr. Copeland and Mr. Edson.

(3) The amounts shown in column (e) are the dollar amounts recognized for financial statement reporting purposes in accordance with FAS 123R. The assumptions used to calculate FAS 123R value are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K. Column (e) includes LTI Plan awards estimated at 100% vested at target level. For Mr. Davis, $452,007 and $130,518 attributable to 2007 and 2008 grants, respectively; for Mr. Copeland, $278,158 and $66,191 attributable to 2007 and 2008 grants, respectively; for Mr. Edson, $278,158 and $68,056 attributable to 2007 and 2008 grants, respectively. In 2007, the Company recognized no accrual for LTI Plan awards because the Company's relative EPS performance was near the bottom of the peer group. In 2008, accruals were recognized because the Company's relative EPS performance was near the middle of the peer group. Although expensed for accounting purposes, and reported in the Summary Compensation Table, since EPS growth has been negative in 2007 and 2008, none of the RSUs awarded under the 2007 and 2008 LTI Plan grants have vested and they all remain subject to forfeiture. If, for example, the expense associated with these stock awards was ratably spread across completed service periods, the Summary Compensation Table rows would appear as follows:

Normalized Stock Awards — RSU Recipients (supplemental table)

Name	Year	Salary	Bonus	Stock Awards(A) Non-LTIP	Stock Awards(A) 2007 LTIP	Stock Awards(A) 2008 LTIP	Option Awards	Non-Equity Incentive Plan Compen-sation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
				(i)	(ii)	(iii)			(iv)		
Davis, Raymond	2008	$714,000	$ —	$224,526	$226,004	$130,518	$397,427	$297,525	$687,856	$69,444	$2,747,300
	2007	$714,000	$ —	$223,896	$226,004		$557,952	$285,600	$588,331	$63,810	$2,659,592
	2006	$673,215	$ —	$ —			$477,008	$499,669	$742,047	$70,790	$2,462,729
Copeland, Brad	2008	$365,000	$ —	$ 60,635	$139,079	$ 66,191	$110,772	$155,265		$34,553	$ 931,495
	2007	$359,825	$25,000	$ 66,130	$139,079		$100,862	$219,000		$36,211	$ 946,107
	2006	$315,498	$ —	$ 56,439			$104,489	$200,000		$27,693	$ 704,119
Edson, David	2008	$375,000	$ —	$ 60,634	$139,079	$ 68,056	$ 97,606	$140,625		$41,622	$ 922,622
	2007	$368,530	$35,685	$ 66,130	$139,079		$117,478	$210,000		$41,643	$ 978,545
	2006	$325,985	$ —	$ 56,439			$117,651	$214,315		$32,169	$ 746,559

Stock Awards:

(A) Although these awards were expensed for accounting purposes, and reported in the Summary Compensation Table, the 2007 and 2008 LTIP awards did not vest and all shares granted under the awards are subject to forfeiture.

(i) Stock award expense related to Non-LTIP RSAs or RSUs.

(ii) LTIP RSU expense from 2007 grant shown ratably across service period completed (accounting expense all recognized in 2008). As discussed above under *Executive Compensation Decisions*, the Company's performance under the 2007 LTIP plan as compared to peer performance resulted in no expense recognition in 2007. Through 2008 however, the grant-to-date performance compared to peer under the 2007 LTIP plan (11th of 18 in the 2007 grant and 8th of 20 in the 2008 grant) resulted in an estimated performance-based vesting of 100%, and in grant-to-date expense being recognized entirely in 2008. For equity compensation purposes, this expense is based on the fair value of the LTIP grant on date of grant, or $24.52. Had the expense been based on the year-end market value of $14.47, the value to Mr. Davis would have been $226,743, rather than the $452,007 recognized for accounting purposes; the value to Mr. Copeland and Mr. Edson, respectively, would have been $139,079, rather than the $278,158 recognized for accounting purposes.

(iii) LTIP RSU expense from 2008 grant. For equity compensation purposes, this expense is based on the fair value of the LTIP grant on date of grant, or $14.33. Had the expense been based on the year-end market value of $14.47, the value to Mr. Davis would have been $131,793, rather than the $130,518 recognized for accounting purposes. Had the expense been based on the year-end market value of $14.47, the value to Mr. Davis would have been $131,793, rather than the $130,518 recognized for accounting purposes. The difference for Mr. Copeland and Mr. Edson was nominal and is not adjusted in this supplemental table.

(iv) In 2007, the Company initiated accounting for "offsetting benefits" described in the Davis SERP, which had the effect of reducing the 2007 expense required under the plan to arrive at the appropriate liability for future benefits. In 2007 this represented a $722,121 reduction in the present value of future benefits to Mr. Davis due to the performance of other Company provided retirement related benefits and the cumulative earnings thereon. Mr. Davis received no additional benefits in 2008 under the Davis SERP as compared to the benefits allowed for in 2007. The 2008 and 2007 expense shown in this supplemental table reflects the $722,121 offsetting benefit realized in 2007 shown ratably across the two years.

(4) The amounts in column (f) are the dollar amounts recognized for financial statement reporting purposes in accordance with FAS 123R. The assumptions used to calculate FAS 123R value are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K. However, due to the decline in the market price of our common stock, if the valuation for fiscal 2008 expense for the options granted to

Mr. Davis for which expense is shown in this column was based on the intrinsic value of the award (calculated as the difference between the option exercise price and $14.47, the price of our common stock at December 31, 2008, only one grant would be "in the money" with an intrinsic value of $144,000, compared with a 2008 expense of $397,427, as shown on the following table:

Value of Davis's Option Awards v. FAS 123R Expense (supplemental table)

	Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Total Intrinsic Value "In the Money" Options ($)	2008 FAS 123R Expense ($)
	Exercisable	Unexercisable				
4/1/1998	50,000		$12.00	4/1/2009	$123,500	
1/2/2002	50,000		$13.34	1/2/2012	$ 56,500	
4/28/2003	75,000		$19.31	4/28/2013	0	
7/1/2003	—	75,000	$18.58	7/1/2013	0	$ 48,763
1/3/2005	60,000	15,000	$24.71	1/3/2015	0	$140,540
1/18/2006	15,000	10,000	$28.43	1/18/2016	0	$ 40,016
3/5/2007	40,000	10,000	$26.12	3/5/2017	0	$ 71,926
1/28/2008	—	100,000	$15.50	1/28/2018	0	$ 80,164
7/21/2008	—	50,000	$11.59	7/21/2018	$144,000	$ 16,018
Totals	290,000	260,000			$324,000	$397,427

(5) The amounts shown in column (g) were earned in the year noted, and awarded under the Company's annual incentive plans but paid in the following year.

(6) This amount represents accounting expense recognized under the Davis SERP. In 2007, the Company initiated accounting for "offsetting benefits" described in the Davis SERP which had the effect of reducing the 2007 expense required under the plan to arrive at the appropriate liability for future benefits. In 2007 this represented an approximate $720,000 "one-time" reduction in the present value of future benefits to Mr. Davis due to the performance of other Company provided retirement related benefits and the cumulative earnings thereon.

(7) The following supplemental table itemizes the amounts shown in column (i), *All Other Compensation*:

Name	Annual Auto Allowance/ Use Value(i)	Annual Paid Parking	Annual Dues and Club Memberships	Top Hat Plan(ii)	Dividends on Unvested Restricted Shares(iii)	Split Dollar VEB(iv)	Total
Davis, R.	$ 9,000	$2,700	$7,800	$30,784	$10,593	$8,567	$69,444
Copeland, B.	$10,250	$ 612	$3,801	$14,380	$ 5,510	$ —	$34,553
Edson, D.	$10,250	$2,700	$8,742	$14,420	$ 5,510	$ —	$41,622
Sullivan, D.	$ 6,000	$1,350	$ —	$ 1,871	$ 6,270	$ —	$15,491
Farnsworth, R.	$ —	$2,700	$ —	$ —	$ 5,757	$ —	$ 8,457

(i) Amounts included in executive's income for personal use of the Company vehicle assigned to that executive.

(ii) Amount contributed by Company to the executive's account under the Supplemental Retirement (Top Hat) Plan.

(iii) Dividends paid in 2008 on the unvested portion of outstanding RSA grants and accumulated dividend equivalents on a deferred RSA grant (to Mr. Davis) issued under the 2003 Stock Incentive Plan.

(iv) This is the value of the economic benefit to Mr. Davis of the $5 million split dollar agreement discussed in the section titled *Retirement Plan for Mr. Davis.* In 2008, Mr. Davis paid taxes of $3,037 associated with that benefit.

(8) Mr. Farnsworth became the Principal Financial Officer in May, 2007 and the Chief Financial Officer in January, 2008.

Compensation Agreements

Employment Agreement with Raymond P. Davis

Our agreement with Mr. Davis, effective July 1, 2003, provides for his employment as President and Chief Executive Officer. It has no specific term and we may terminate his employment at any time for any reason or for no reason at all. However, if we terminate his employment without cause or if he leaves our employ for good reason, as defined in that agreement, he is entitled to a severance benefit equal to twice his base salary just prior to termination and twice his incentive received the prior year. Should Mr. Davis' employment terminate as a result of a change in control, his employment agreement provides for payment of a severance benefit equal to three years base salary and three times the incentive that he was targeted to receive that year, payable over 36 months. In addition, the Company, or its successor, would be obligated to pay health and welfare benefits for three years following termination, immediately vest all unvested stock options and provide an additional credit to his supplemental executive retirement plan.

Retirement Plan for Mr. Davis

The company has a Supplemental Executive Retirement Plan with Mr. Davis dated July 1, 2003, which was most recently amended and restated effective January 1, 2007 (the Davis SERP) that provides for a fixed schedule of retirement benefits to be paid to him if he retires on or after June 3, 2011. The Davis SERP also provides for adjusted payments if Mr. Davis is terminated or leaves Umpqua prior to June 3, 2011.

Effective, April 16, 2008, the Company amended and restated the Davis SERP to eliminate the cutback (vesting) in the retirement benefits Mr. Davis would receive if he were to terminate his employment "without good reason" or be terminated by the Company "without cause". Under either circumstance, he is now entitled to receive a retirement benefit starting at age 62 actuarially determined based upon the amount of the "Account" (the amount the company has accrued at the time of his termination) without any cutback. Further, the revised SERP eliminates any payment to his estate or designated beneficiary in the event of his death before age 62 while in the employ of the Company. In lieu of the death benefit previously provided in the SERP, the Company has entered into a Split-Dollar Insurance Agreement (Endorsement Method) with Mr. Davis which provides for a death benefit payable to his designated beneficiary of $5,000,000 in the event of his death while in the employ of the Company prior to age 62. The agreement expires when he attains age 62. In the event of his death while in the employ of the Company after age 62, his estate or designated beneficiary is entitled to receive payments under the SERP as if he had elected to retire the day prior to his death. See table titled *Annual Benefit Payable Under Davis SERP.*

Employment Agreements with Other Named Executive Officers

Mr. Copeland and Mr. Edson

We have entered into Employment Agreements with David M. Edson and Brad F. Copeland. These Agreements were amended in September 2008 to extend the term of each to December 31, 2013, but they have no specific term of employment. No other modifications to these agreements were made in 2008. If we terminate the executive's employment without cause or the executive leaves our employ for good reason, as defined in that Agreement, the executive is entitled to a severance benefit. The Agreements with Mr. Edson and Mr. Copeland entitle these executives to a severance benefit equal to the greater of nine months of the executive's then current base salary or two weeks for every year of employment, paid over nine months. Mr. Edson has announced his intention to leave the Company on March 2, 2009.

Should employment terminate within one year following a change in control, as defined in the Agreements, the executive will receive a change in control benefit equal to 36 months current base salary and three times the incentive he received the prior year, payable over 36 months. This change in control benefit is in lieu of a severance benefit. Alternatively, if the executive remains employed for 12 months following a change in control, he will receive a retention benefit equal to 12 months current base salary and 100% of the incentive paid the prior year payable over 12 months, beginning one year after the change in control. The executive may not receive a retention benefit if he is receiving a change in control benefit.

Mr. Sullivan

We have a Terms of Employment and Severance Agreement with Mr. Sullivan effective September 15, 2003, as amended on January 5, 2005 and June 1, 2007. His severance benefit is the same as that described above for Mr. Edson and Mr. Copeland if he is terminated without cause or he leaves for good reason except that he has a minimum severance benefit of $212,436. If Mr. Sullivan's employment terminates within one year following a change in control, as defined in his Agreement, he will be entitled to payment of a severance benefit equal to the greater of $812,768 or two years base salary plus 200% of the incentive he received in the previous year, payable over 24 months. This change in control payment is in lieu of a severance benefit.

Mr. Farnsworth

We have an Employment Agreement with Mr. Farnsworth effective March 5, 2008. His severance benefit is equal to the greater of nine months of his then current base salary or two weeks for every year of employment, paid over nine months if he is terminated without cause or he leaves for good reason. If Mr. Farnsworth's employment terminates within one year following a change in control, as defined in his Agreement, he will be entitled to payment of a severance benefit equal to 24 months current base salary and 200% of the incentive he received in the previous year, payable over 24 months. This change in control payment is in lieu of a severance benefit. If Mr. Farnsworth remains employed for 12 months following a change in control, he will receive a retention benefit equal to 12 months base salary and 100% of the incentive paid the prior year, payable over 12 months, beginning one year after the change in control. He will not receive a retention benefit if he is paid a change in control benefit.

Deferred Compensation Plan

In September 2008, the company adopted a restated Supplemental Retirement and Deferred Compensation Plan. The deferred compensation component of the non-qualified plan is effective for eligible officers beginning January 1, 2009. Participants may defer a portion of their salary (up to 50%) into a plan account and invest it in various mutual funds that are similar to those available under the 401(k) plan. The company has no plans to make discretionary contributions to the deferred compensation accounts.

401(k) and Profit Sharing Plan

Umpqua sponsors and administers a 401(k) salary deferral and profit sharing plan covering substantially all employees of the Company and its subsidiaries. The plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Participants may elect to contribute 100% of eligible compensation to the plan each year, subject to applicable IRC limits on annual employee deferrals. In 2008, the Company made a matching contribution of up to 50% of each participant's salary deferral, up to 6% of eligible compensation. In addition, for 2008, the Company made a profit sharing contribution equal to 1% of each participant's eligible compensation. Our named executive officers are eligible to participate in the plan under the same terms and conditions as other employees.

Supplemental Retirement ("Top Hat") Plan

We maintain a non-qualified deferred compensation plan for executive officers who are selected by the board to participate in the plan. Under the plan the Company may make discretionary profit sharing or other contributions to the plan. The plan is designed to be administered under Sections 201(2) and 301(a)(3) of the Employee Retirement Income Security Act of 1974. In 2008, only Messrs. Davis, Edson, Copeland and Sullivan were eligible to participate in this plan.

2005 Performance-Based Incentive Plan

The Company's 2005 Performance-Based Incentive Plan is designed to tie a significant portion of annual compensation to Company performance and to provide incentives to executive officers to achieve results tied to important objective business criteria. The Plan was approved by shareholders in 2005 and is intended to ensure that performance-based compensation awarded to the Company's executives is deductible. The Plan is administered by the Compensation Committee. In December 2008, the board of directors extended the term of the plan and it continues in effect until December 31, 2009. The Plan authorizes the payment of an annual incentive tied to a percentage of the executive's base salary and that incentive compensation is awarded upon achieving performance targets related to the corporate objectives established by the Compensation Committee. For 2008, the performance-based targets were:

- the Company's diluted operating earnings per share; and
- supervisory ratings issued by regulatory agencies for the Company and its subsidiaries.

Equity Compensation Plan Information

See the table at Part II, Item 5 of the Company's Form 10-K for information about equity compensation plans that provide for the award of securities or the grant of options to purchase securities to employees and directors of Umpqua, its subsidiaries and its predecessors by merger that were in effect at December 31, 2008.

Long Term Incentive Plans and Awards

2003 Stock Incentive Plan

We have a 2003 Stock Incentive Plan that was most recently approved and amended by our shareholders in 2007. Two million shares of common stock were reserved for issuance under the 2003 plan. The plan is administered by the Compensation Committee. Under the 2003 plan, non-qualified stock options, incentive stock options and restricted stock awards may be issued to employees and directors of the Company and its subsidiaries, as recommended by the Committee and approved by the board.

Under the terms of the 2003 plan, awards of stock options and restricted stock awards, when added to options under all other plans, are limited to a maximum of ten percent of the outstanding shares on a fully diluted basis. During 2008, we granted 31,700 restricted shares, under the 2003 Stock Incentive Plan. There were 104,700 shares awarded as RSUs to four employees under the Long Term Incentive Plan. The restricted stock award grants vest 20% per year over five years following the date of the grant. In addition, in 2008, we granted options to purchase common stock to our named executive officers under the 2003 Stock Incentive Plan. See table titled *Grants of Plan Based Awards.* All grants and awards were recommended by the Compensation Committee and approved by the full board of directors. As of February 6, 2009, there were a total of 635,106 shares in the 2003 plan available for future awards and grants, of which all are immediately available for issuance under the ten percent limitation.

2007 Long Term Incentive Plan

We have a long term incentive plan that was approved by shareholders in 2007. This 2007 LTI Plan reserves 1,000,000 shares of the Company's common stock for issuance to executive officers in the form of restricted stock units. No more than 70,000 shares may be awarded to any participant in a calendar year under the 2007 Plan, except in connection with hiring an executive. The Compensation Committee determines which executive officers of the Company and its subsidiaries will participate in the Plan.

The Plan authorizes the award of RSU grants, which are subject to performance-based vesting, as well as any other vesting requirements established by the Compensation Committee for a grant, such as time-based service vesting. The performance goals for vesting (i) must be established by the Compensation Committee within the first 90 days of the performance period; (ii) must be objectively determinable; and (iii) the outcome of a performance goal must be substantially uncertain at the time the performance goal is established.

The Committee may base the performance goals for an RSU grant on one or more of these Performance Criteria. The performance goals are specific targets, schedules or thresholds against which actual performance is to be measured for purpose of determining the amount of vesting of an RSU grant.

The Committee has broad discretion in making RSU grants and determining the applicable performance goals and other vesting requirements, provided the performance goals are based on one or more of the above-listed Performance Criteria.

Grants of Plan-Based Awards

This table shows the plan-based awards granted to each named executive officer in the fiscal year ended December 31, 2008. The actual payouts under the non-equity annual incentive plans are shown in column (g) of the *Summary Compensation Table*. All restricted stock (RSA) and option awards were made under the 2003 Stock Incentive Plan. All restricted stock unit (RSU) awards were made under the 2007 LTI Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Closing Price on Grant Date	Grant Date Fair Value of Stock & Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)		($)
(a)	(b)	(c)	(d)(1)	(e)	(f)(2)	(g)(3)	(h)(4)	(i)	(j)(5)	(k)(6)		(l)(7)
Davis	1/01/08	$0	$714,000	$1,038,870								
	1/28/08								100,000	$15.50	$15.50	$343,280
	3/24/08				0	42,000	73,500					
	7/21/08								50,000	$11.59	$11.59	$141,845
Copeland	1/01/08	$0	$273,750	$ 390,094								
	1/28/08								35,000	$15.50	$15.50	$120,148
	3/24/08				0	21,300	37,275					
	7/21/08								20,000	$11.59	$11.59	$ 56,738
Edson	1/01/08	$0	$281,250	$ 400,781								
	1/28/08								30,000	$15.50	$15.50	$102,984
	3/24/08				0	21,900	38,325					
	7/21/08								10,000	$11.59	$11.59	$ 28,369
Sullivan	1/01/08	$0	$100,000	$ 142,500								
	1/28/08								15,000	$15.50	$15.50	$ 51,492
	7/21/08								10,000	$11.59	$11.59	$ 28,369
Farnsworth	1/01/08	$0	$100,000	$ 142,500								
	1/28/08								20,000	$15.50	$15.50	$ 68,656
	7/21/08								10,000	$11.59	$11.59	$ 28,369

Notes:

(1) The incentive targets reported in column (d) are calculated on base salaries at December 31, 2008. The annual incentive plans state that incentives will be calculated on year-end base salaries.

(2) The shares reported in columns (f)-(h) relate to RSU grants that are subject to both a performance-based vesting requirement and a three-year service vesting requirement. These RSUs were granted March 24, 2008. The performance-based vesting is based on the Company's earnings per share growth ("EPS Growth"), as compared to nineteen specified peer financial institutions. There is no minimum number of shares that will vest. For performance-based vesting purposes, the units are divided into two tranches. The performance-based vesting of the first tranche is based on EPS Growth for the two fiscal year period ending December 31, 2009; vesting of the second tranche is based on EPS Growth over the three year period ending December 31, 2010. Provided however, if the Company's EPS Growth is negative for 2009, the performance period for both the first and second tranches will be based upon the Company's comparative EPS Growth rate over the three year period ending December 31, 2010. Units vested based on the

performance-based measurement will not be fully vested unless the executive's employment continues through February 15, 2011. The time-based service vesting requirement is accelerated and waived, however, in the event the executive's employment terminates before February 15, 2011, as a result of termination by the Company without Cause (as defined in the 2007 Plan) or by the executive for Good Reason (as defined in the 2007 Plan), or in the event of a Change in Control (as defined in the 2007 Plan). Under these circumstances, any tranches which have not been measured for performance-based vesting will be measured based on the Company's performance for the performance period ended as of the fiscal quarter end prior to such termination or Change in Control. In the event of termination without Cause or for Good Reason, the vested amount of units will be prorated for the portion of the three-year service period actually served. In the event of a Change in Control, there is no reduction in vested units based on the shortened service period. The number of shares issued in settlement of the grant is based on the number of vested units.

(3) The target number of units under Mr. Davis's grant is 42,000 (28,000 and 14,000 units for each of the respective tranches). The target number of units under Mr. Copeland's grant is 21,300 and Mr. Edson's grant is 21,900 (each with a two-thirds / one-third split of the total grant units for the two tranches).

(4) Each of the executives has the possibility of receiving a maximum of 175% of their target units.

(5) The shares underlying options reported in column (j) were issued under the 2003 Stock Incentive Plan and vest 20% per year over a five year period, beginning one year after date of grant, except the grants to Mr. Davis. Mr. Davis' grants vest over a four year period, 30% per year for the first two years and 20% per year for the third and fourth years.

(6) Column (k) shows the exercise price of the stock option awarded to the named executive officer. Also presented is the closing price of Umpqua common stock on the grant date.

(7) Column (l) shows the aggregate grant date fair value associated with all RSAs, deferred RSAs that are accounted for as RSUs, and option awards, as determined under FAS 123R. The assumptions used to calculate FAS 123R value are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K.

Outstanding Equity Awards at Fiscal Year-End

This table shows information concerning unexercised stock options and unvested restricted stock awards held by each named executive officer as of December 31, 2008. All awards granted in 2003 and later years were granted under the 2003 Stock Incentive Plan.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)(1)	(b)(2)	(c)(3)	(d)	(e)(4)	(f)(5)	(g)(6)	(h)(7)	(i)(8)	(j)(9)
Davis, R.									
04/01/1998	50,000			$ 12.00	4/01/2009				
01/02/2002	50,000			$ 13.34	1/02/2012				
04/28/2003	75,000			$ 19.31	4/28/2013				
07/01/2003	—	75,000(11)		$ 18.58	7/01/2013				
01/03/2005	60,000(10)	15,000		$ 24.71	1/03/2015				
01/18/2006	15,000(10)	10,000		$28.425	1/18/2016				
03/05/2007								68,250	$ 987,578
03/05/2007	40,000(13)	10,000		$ 26.12	3/05/2017				
03/05/2007						38,284	$553,969		
01/28/2008	—	100,000(10)		$ 15.50	1/28/2018				
03/24/2008								73,500	$1,063,545
07/21/2008	—	50,000(10)		$ 11.59	7/21/2018				
Copeland, B.									
01/02/2002	15,000			$ 13.34	1/02/2012				
09/30/2003	15,000			$ 19.01	9/30/2013				
01/21/2005	24,000(12)	16,000		$ 23.49	1/21/2015				
02/02/2006						6,000	$ 86,820		
03/05/2007								42,000	$ 607,740
01/28/2008	—	35,000(12)		$ 15.50	1/28/2018				
03/24/2008								37,275	$ 539,369
07/21/2008	—	20,000(12)		$ 11.59	7/21/2018				
Edson, D.									
10/16/2002	25,000			$ 14.62	10/16/2012				
09/30/2003	10,000			$ 19.01	9/30/2013				
01/21/2005	24,000(12)	16,000		$ 23.49	1/21/2015				
02/02/2006						6,000	$ 86,820		
03/05/2007								42,000	$ 607,740
01/28/2008	—	30,000(12)		$ 15.50	1/28/2018				
03/24/2008								38,325	$ 554,563
07/21/2008	—	10,000(12)		$ 11.59	7/21/2018				
Sullivan, D.									
09/30/2003	10,000			$ 19.01	9/30/2013				
01/21/2005	24,000(12)	16,000		$ 23.49	1/21/2015				
02/02/2006						3,000	$ 43,410		
01/29/2007						4,000	$ 57,880		
01/28/2008	—	15,000(12)		$ 15.50	1/28/2018				
07/21/2008	—	10,000(12)		$ 11.59	7/21/2018				
Farnsworth, R.									
03/21/2000	882			$ 5.70	3/21/2010				
01/02/2002	1,500			$ 13.34	1/02/2012				
01/21/2005	1,500(12)	1,000		$ 23.49	1/21/2015				
04/20/2005	6,000(12)	4,000		$ 22.94	4/20/2015				
02/02/2006						3,000	$ 43,410		
01/29/2007						4,000	$ 57,880		
01/28/2008	—	20,000(12)		$ 15.50	1/28/2018				
07/21/2008	—	10,000(12)		$ 11.59	7/21/2018				

(1) Column (a), the grant date of each award is noted below the name of each named executive officer.

(2) Column (b) shows the number of shares underlying vested (exercisable) but not exercised stock options at the fiscal year ending December 31, 2008.

(3) Column (c) shows the number of shares underlying unexercised options that are not exercisable because they had not vested at the end of the fiscal year.

(4) Column (e) shows the exercise price to be paid by the executive in order to acquire the shares subject to the option.

(5) Column (f) shows the date that each option expires, if not previously exercised. Under the 2003 Stock Incentive Plan, the option expiration date is accelerated for officers whose employment is terminated for any reason and all such options expire three months following the termination date.

(6) Column (g) shows the number of shares of restricted stock that have not vested as of December 31, 2008. All RSA grants shown in this table vest 20% per year over a five year period, beginning one year following the date of the grant, except the March 5, 2007 grant to Mr. Davis, which vests 100% on July 1, 2011, with partial vesting if his employment terminates prior to that date.

(7) Column (h) shows the aggregate market value of shares of restricted stock that have not vested as of December 31, 2008, using the closing price of Umpqua stock ($14.47) on December 31, 2008, the last trading day of the year.

(8) Column (i) shows the maximum shares issuable, assuming maximum vesting of the RSU award.

(9) Column (j) shows the aggregate market value of shares based on unvested RSUs, using the closing price of Umpqua stock ($14.47) on December 31, 2008, assuming maximum vesting of the award.

(10) This option vests over a four year period, beginning one year after the grant date: 30% per year at the end of the first and second years and 20% per year at the end of the third and fourth years.

(11) This option vests in full seven years after the grant date.

(12) This option vests 20% per year over a five year period, beginning one year after the grant date.

(13) This option vests over a three year period with 60% vesting on December 31, 2007 and 20% vesting each on December 31, 2008 and 2009, respectively.

Option Exercises and Stock Vested

This table shows each stock option that was exercised by a named executive officer and the number of restricted shares, if any, that vested during the fiscal year ended December 31, 2008. In each case, the option exercise price to be paid by the optionee and the related taxes to be withheld were all received by the Company.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Davis, Raymond P.	—	—	—	—
Copeland, Brad F.	—	—	3,000	$48,710
Edson, David M.	—	—	3,000	$48,710
Sullivan, Daniel A.	—	—	3,000	$47,850
Farnsworth, Ronald L.	—	—	2,100	$34,611

Pension Benefits

This table shows the current outstanding obligations of the Company under the Davis SERP, which is a non-qualified defined benefit plan and is the only retirement plan sponsored by the Company that is to be reported in this table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)(1)	(c)(2)	(d)(3)	(e)
Davis, Raymond P.	Supplemental Executive Retirement Plan	N/A	$3,749,031	$0

Notes:

(1) The Supplemental Executive Retirement Plan is also referred to in this proxy as the Davis SERP. See the section titled *Retirement Plan for Mr. Davis* for more information.

(2) Mr. Davis had 12.5 years of credited service when the Davis SERP was amended in 2007. As amended, the agreement has a fixed schedule of benefits, based upon the month in which his employment terminates and the reason for termination. Years of credited service are no longer relevant to computing his benefits under the Plan.

(3) The present value of Mr. Davis's accumulated benefit under the plan, computed as of December 31, 2008, which is the measurement date used for financial statement reporting purposes with respect to Umpqua's audited financial statements for the fiscal year ended December 31, 2008. During 2008, Umpqua accrued $1,048,916 for the Davis SERP. The benefits payable by Umpqua under the Davis SERP are reduced by the amounts otherwise provided by Social Security and other retirement benefits paid by us, and these estimated amounts are reflected in the present value shown in column (d).

Annual Benefit Payable Under Davis SERP

The benefit payable under the Davis SERP is adjusted in the event of a termination with or without cause, or disability prior to retirement. With the exception of the death benefit, which is lump sum, the following table shows the annual benefit that would be paid to Mr. Davis under the various scenarios, if his employment terminated in December of each year noted below.

Month of Employment Termination Or Disability	Normal Retirement(1)	Disability(2)	With Cause or Without Good Reason(2)	Without Cause or With Good Reason(2)	Change in Control(2)	Death Benefit(3)	Present Value of Accumulated Benefit(4)
Dec. 2008	N/A	$355,842	$213,505	$355,842	$477,921	$3,749,031	$3,749,031
Dec. 2009	N/A	$446,342	$357,073	$446,342	$523,171	$4,849,227	$4,849,227
Dec. 2010	N/A	$547,011	$492,310	$547,011	$573,505	$6,073,691	$6,073,691
Dec. 2011	$632,091	$632,091	N/A	N/A	$632,091	$7,105,474	$7,105,474
Dec. 2012	$708,524	$708,524	N/A	N/A	$708,524	$7,890,217	$7,890,217
Dec. 2013	$794,686	$794,686	N/A	N/A	$794,686	$8,751,311	$8,751,311
June 2014	$850,000	$850,000	N/A	N/A	$850,000	$9,214,632	$9,214,632

(1) Mr. Davis reaches "Retirement Age" under the agreement on June 3, 2011, his 62nd birthday. His maximum annual benefit is $850,000 per year when he reaches age 65. Payment of the annual benefit continues until (i) 36 months prior to his predicted life expectancy, measured at termination of employment, if he dies prior to that date or (ii) 36 months after his predicted life expectancy, if he survives to that date.

(2) "Disability", "Cause", "Good Reason" and "Change in Control" are defined in the Davis SERP Agreement and are consistent with the definitions of the same terms found in his Employment Agreement. The benefits payable for termination with or without "Cause" and with or without "Good Reason" apply only if Mr. Davis's employment is terminated prior to him reaching the retirement age of 62.

(3) This is a one-time lump sum benefit payable if Mr. Davis dies prior to termination of his employment with Umpqua. If the death benefit is paid, no other benefit is payable under the Davis SERP.

(4) The present value of the accumulated benefit is equal to the amount accrued by the Company for payment of the benefit, after deducting the estimated social security retirement benefits and the other pension plan benefits funded by the Company on behalf of Mr. Davis.

Potential Payments Upon Termination or Change in Control

The following table shows the cash and equity benefits payable to the named executive officers upon termination of employment for various reasons, including a change in control of the Company. See the summary of the executive's employment agreement following the *Summary Compensation Table* for a description of how the severance and change in control benefits are calculated. For purposes of this table, it is assumed that the termination of employment occurred on December 31, 2008.

Name	Termination Scenario	Cash Benefit	Equity Awards(8)
Davis, Ray	Death(1)	$5,300,000	$ 814,748
	Long Term Disability(2)	$ 475,842	$ 814,748
	Involuntary Termination(3),(9)	$1,999,200	$ 767,558
	Change in Control(4),(9),(10)	$3,703,954	$1,480,324
Copeland, Brad	Death(1)	$ 300,000	$ 334,257
	Long Term Disability(2)	$ 120,000	$ 334,257
	Involuntary Termination(3)	$ 273,750	$ 334,257
	Change in Control(5),(7)	$1,752,000	$ 799,911
	Retention(6),(7)	$ 584,000	$ 799,911
Edson, Dave	Death(1)	$ 300,000	$ 337,151
	Long Term Disability(2)	$ 120,000	$ 337,151
	Involuntary Termination(3)	$ 281,250	$ 337,151
	Change in Control(5),(7)	$1,755,000	$ 779,793
	Retention(6),(7)	$ 585,000	$ 779,793
Sullivan, Dan	Death(1)	$ 300,000	$ 0
	Long Term Disability(2)	$ 120,000	$ 0
	Involuntary Termination(3),(7)	$ 212,436	$ 0
	Change in Control(5),(7)	$ 812,768	$ 130,090
	Retention(6),(7)	$ 270,500	$ 130,090
Farnsworth, Ron	Death(1)	$ 300,000	$ 0
	Long Term Disability(2)	$ 120,000	$ 0
	Involuntary Termination(3),(7)	$ 150,000	$ 0
	Change in Control(5),(7)	$ 508,000	$ 139,100
	Retention(6),(7)	$ 254,000	$ 139,100

(1) Each executive's beneficiary would receive a maximum of $200,000 as a lump sum benefit under Umpqua's group life insurance plan, which is a benefit available to all full time employees. The cash benefit shown also includes a $100,000 BOLI death benefit with respect to each named executive officer. For Mr. Davis, this amount also includes a split-dollar life insurance agreement with a death benefit of $5,000,000 payable in-lieu of the death benefit under the Davis SERP. Mr. Davis pays the income and FICA tax on the value of the economic benefit of the split dollar life insurance agreement.

(2) This is the annual benefit under Umpqua's group Long Term Disability Plan, which pays 60% of the employee's monthly base salary, not to exceed $10,000 per month, beginning 90 days after becoming disabled. This benefit is provided to all full time employees. If the employee becomes disabled before age

60, benefits are payable until normal social security retirement age. For Mr. Davis, this amount includes the annual disability benefit of $355,842 under the Davis SERP.

(3) Assumes termination is without "cause" or executive leaves for "good reason" defined in his agreement as (i) a material reduction in base salary not shared by other executives; (ii) the officer is required to relocate more than 50 miles from his current office; or (iii) a material adverse change in title or line of reporting.

(4) This benefit includes $26,879 as the estimated cost of health and welfare plan benefits for three years following termination. This benefit is payable if Mr. Davis's employment is terminated within a year following a change in control if he is terminated without "cause" or leaves for "good reason", as defined in the agreement. The change in control benefit is paid in lieu of any severance benefit.

(5) This benefit is payable for up to a year following a change in control if the executive is terminated without "cause", leaves for "good reason", as defined in the agreement or resigns after being assigned to a position that is not reasonably equivalent to his position before the change in control.

(6) Retention benefits are payable in lieu of severance and change in control benefits if the executive remains employed for a period of twelve months following a change in control.

(7) For this executive, receipt of this cash benefit is conditioned upon the executive signing a Separation Agreement upon termination of employment that provides for (i) a release of all claims against the Company; (ii) the executive's agreement not to disparage the company; (iii) the executive's agreement to not compete with the Company or solicit the Company's employees to leave the Company for the period of time that the executive is receiving severance, change in control or retention benefits; and (iv) the executive's agreement not to solicit the Company's customers for a period of two years following separation.

(8) This column shows (i) the dollar value of additional shares (if any) that would vest under the executive's RSA and RSU grants, calculated at $14.47 per share, which was the closing price of Umpqua's stock on December 31, 2008, the last trading day of the year; and (ii) the intrinsic value of any options that would vest.

(9) Mr. Davis's Agreement provides that upon termination of his employment, he will not compete with the Company for the period of time that he is receiving a severance or change in control benefit and that he will not solicit the Company's customers or employees for a period of two years following separation.

(10) Under his Employment Agreement, Mr. Davis's change in control benefits are subject to reduction to the extent that they exceed the safe harbor amount calculated under IRC §280G. The following table shows how his change in control cash benefit is calculated:

Cash benefit under Employment Agreement	$ 4,310,879
Present Value of Davis SERP acceleration(i)	620,813
Less §280G cutback(ii)	(1,227,738)
Net change in control cash benefit	$ 3,703,954

(i) The present value of the accelerated SERP benefit was determined using the following: (i) The PPA mortality table used in 2008 for determining lump sum payments under Code section 417(e), and (ii) 120% of the applicable Federal rates for December of 2008, which include a short-term rate of 1.63%, a mid-term rate of 3.40%, and a long-term rate of 5.28%.

(ii) This calculation does not reflect the value of the non-compete provisions of his Agreement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The independent registered public accounting firm of Moss Adams LLP ("Moss Adams") audited our consolidated financial statements for the years ended December 31, 2006, 2007 and 2008. One or more representatives of Moss Adams are expected to be present at the annual meeting, will be given the opportunity to make a statement, and will be available to respond to any appropriate questions.

Independent Auditors' Fees

The following table shows the amounts billed by Moss Adams in 2008 and 2007:

($ in thousands)	2008	2007
Audit Fees(a)	$610	$657
Audit-Related Fees(c)	$ 25	$ 43
All Other Fees(b)	$ 46	$ 36
Tax Fees	—	—
Total Fees	$681	$736

(a) Fees for Audit services billed in 2008 and 2007 are:

- For audit of the Company's annual financial statements
- For reviews of the Company's quarterly financial statements
- For audit of annual financial statements of Strand Atkinson Williams & York, Inc.
- For Sarbanes-Oxley Section 404 work attestation services

(b) All other fees for 2008 and 2007:

- Include consulting services regarding VISA lawsuit, Harvest loan sale, comfort letter and WKSI offering, S-3 Capital raising, flood hazard consulting, CCH Accounting Manager, implementation of SFAS 157, SFAS 159, and FIN 48, and attendance at Audit Committee Meetings
- Consultation regarding purchase accounting and review of Forms S-4 and S-8

(c) Fees for the 401(k) plan for the year ending December 31, 2007 and December 31, 2006 during 2008 and 2007, respectively

	2007	2008
Ratio of All Other Fees to Audit Fees and Audit-Related Fees	7.24%	5.14%

In considering the nature of the services provided by the independent auditor, the Audit and Compliance Committee determined that such services are compatible with the provision of independent audit services. The Committee discussed these services with the independent auditor and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission (the "SEC") to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Pre-Approval Policy

The services performed by Moss Adams for the 2008 audit engagement were pre-approved by the Audit and Compliance Committee at its March 18, 2008 meeting, in accordance with the Committee's pre-approval policy and procedures. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the

"Disclosure Categories") that the independent auditor may perform. The policy requires that a description of the services (the "Service List") expected to be performed by the independent auditor in each of the Disclosure Categories be pre-approved annually by the Committee.

Services provided by the independent auditor during the following year that are included in the Service List were pre-approved following the policies and procedures of the Committee.

Any requests for audit, audit-related, tax, and other services not contemplated on the Service List must be submitted to the Committee for specific pre-approval and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Chair of the Audit and Compliance Committee. The Chair must update the Committee at the next regularly scheduled meeting of any services that were granted specific pre-approval.

In addition, although not required by the rules and regulations of the SEC, the Committee generally requests a range of fees associated with each proposed service on the Service List and any services that were not originally included on the Service List. Providing a range of fees for a service incorporates appropriate oversight and control of the independent auditor relationship, while permitting the Company to receive immediate assistance from the independent auditor when time is of the essence.

The policy contains a de minimis provision that operates to provide retroactive approval for permissible non-audit services under certain circumstances. The provision allows for the pre-approval requirement to be waived if all of the following criteria are met:

1. The service is not an audit, review or other attest service;

2. The aggregate amount of all such services provided under this provision does not exceed the lesser of $5,000 or five percent of total fees paid to the independent auditor in a given fiscal year;

3. Such services were not recognized at the time of the engagement to be non-audit services (to date the SEC has not provided any guidance with respect to determining whether or not a service was "recognized" at the time of the engagement. We believe that the SEC intended the term "recognized" to mean "identified");

4. Such services are promptly brought to the attention of the Audit and Compliance Committee and approved by the Audit and Compliance Committee or its designee; and

5. The service and fee are specifically disclosed in the Proxy Statement as meeting the de minimis requirements.

AUDIT AND COMPLIANCE COMMITTEE REPORT

The Audit and Compliance Committee of the board of directors oversees the accounting, financial reporting and regulatory compliance processes of the Company, the audits of the Company's financial statements, the qualifications of the public accounting firm engaged as the Company's independent auditor and the performance of the Company's internal and independent auditors. The Committee's function is more fully described in its charter, which the board has adopted. The Committee reviews that charter on an annual basis.

The board annually reviews the NASDAQ listing standards' definition of "independence" for audit committee members and has determined that each member of the Committee meets that standard.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements. Management must adopt accounting and financial reporting principles, internal controls and procedures that are designed to ensure compliance with accounting standards, applicable laws and regulations.

As a Committee, we met with management regularly during the year to consider the adequacy of the Company's internal controls and the objectivity of its financial reporting. The Committee discussed these matters with the Company's independent auditors and with appropriate Company financial personnel and internal auditors. The Committee also discussed with the Company's senior management and independent auditors the process used for certifications by the Company's Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, which are required for certain of the Company's filings with the Securities and Exchange Commission.

The Committee is responsible for hiring and overseeing the performance of the Company's independent registered public accounting firm. The Company's independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America.

The Audit and Compliance Committee engaged Moss Adams, LLP ("Moss Adams") as the Company's independent registered public accounting firm, to perform the audit of the Company's financial statements for the period ending December 31, 2008. Moss Adams has been engaged in this capacity since August 2005, based on the Committee's review of Moss Adams's performance and independence from management. In accordance with NASD Rule 4350, Moss Adams is registered as a public accounting firm with the Public Company Accounting Oversight Board.

The Audit and Compliance Committee reviewed and discussed the audited financial statements for the fiscal year ending December 31, 2008 with management. The Committee also met separately with both management and Moss Adams to discuss and review those financial statements and reports prior to issuance. Management has represented, and Moss Adams has confirmed to the Committee, that the financial statements were prepared in accordance with generally accepted accounting principles.

The Audit and Compliance Committee received from and discussed with Moss Adams the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended (AICPA, Professional Standards, Vol. 1 AU section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Committee has received the written disclosure and the letter from Moss Adams that is required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and has discussed with Moss Adams the independent accountant's independence.

Based upon the review and discussions referred to above, the Audit and Compliance Committee recommended to the board of directors that the Company's audited financial statements be included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2008.

Submitted by the Audit and Compliance Committee:

Dan Giustina (Chair)
Ron Angell
Ted Mason
Diane Miller
Bryan Timm (Vice Chair)

INCORPORATION BY REFERENCE

The sections in this proxy-statement entitled "Compensation Committee Report" and "Audit and Compliance Committee Report" do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates any such Reports by reference therein.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council

In addition, we have created a mortgage refinance unit that is dedicated to helping our customers take advantage of attractive mortgage rates by refinancing their home mortgages.

Although we expect poor economic conditions to persist in 2009, which will result in our company facing new challenges, we remain totally committed to the success of the company and we are all working with a common sense of purpose.

We thank you for your confidence in our company and your continued support.

Ray Davis
President / CEO

Allyn Ford
Chairman

Financial Highlights

(dollars in thousands, except per share data)

Reconciliation of Net Income Available to Common Shareholders to Operating Earnings	2008	2007	% Change
Net income available to common shareholders	$49,424	$63,268	-22%
Add back: merger-related expenses, net of tax	-	1,991	-100%
Add back: goodwill impairment	982	-	NM
Operating earnings	$50,406	$65,259	-23%
Basic earnings per common share	$0.82	$1.06	-23%
Basic operating earnings per common share	0.84	1.09	-23%
Diluted earnings per common share	0.82	1.05	-22%
Diluted operating earnings per common share	0.83	1.08	-23%
Total shareholders' equity	$1,487,008	$1,239,938	20%
Total common shareholders' equity	1,284,830	1,239,938	4%
Total assets	8,597,550	8,340,053	3%
Total loans	6,131,374	6,055,635	1%
Total deposits	6,588,935	6,589,326	0%

Selected Performance Ratios	2008	2007	2006
Return on average assets	0.59%	0.80%	1.31%
Return on average common shareholders' equity	3.94%	5.17%	8.70%
Return on average assets - operating basis (1)	0.60%	0.83%	1.35%
Return on average common shareholders' equity - operating basis (1)	4.02%	5.34%	9.00%
Return on average tangible common shareholders' equity - operating basis (1)	10.22%	13.50%	21.55%
Net interest margin (fully tax equivalent)	4.07%	4.24%	4.74%
Loans as a percentage of deposits	93.06%	91.90%	91.81%
Average common shareholders' equity to average assets	15.04%	15.48%	15.04%
Dividend payout ratio	75.61%	69.81%	37.27%

Asset Quality Ratios	2008	2007	2006
Allowance for loan losses to total loans	1.56%	1.40%	1.12%
Non performing assets to total assets	1.88%	1.18%	0.12%
Net charge-offs to average loans	1.58%	0.38%	0.01%

(1) Based on operating earnings.
NM - not meaningful



Keep informed with current happenings at
www.umpquabank.com/annualreport

Stock Trading Market

Umpqua Holdings Corporation trades on the NASDAQ Global Select Market under the symbol UMPQ.

Headquarters and Investor Information

Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, OR 97258
503.727.4109
www.umpquaholdingscorp.com

Transfer Agent

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
1.800.922.2641
www.bnymellon.com

Annual Shareholders' Meeting

The annual meeting of Umpqua Holdings Corporation will be held at 6:00 pm, local time, on April 14, 2009 at the River Place Hotel, 1510 SW Harbor Way, Portland, Oregon

This report includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in our filings with the SEC. You should not place undue reliance on forward-looking statements and we do not intend to correct or update any such statements. In this letter, we make forward-looking statements about future earnings, loan activity, anticipated economic conditions, dividend policies, asset management and brokerage initiatives. Specific risks that could cause results to differ from the forward-looking statements include those that are set forth in our filings with the SEC, further deterioration of the economy, inability to expand lending activity and return to normalized earnings levels, inability to increase our dividend and inability to deliver on asset management and brokerage initiatives.


UMPQUA
B·A·N·K
Member FDIC • Equal Housing Lender • SBA Preferred Lender
© 2009 Umpqua Bank. All Rights Reserved.
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